As filed with the Securities and Exchange Commission on December 4, 2015

Registration No. 333-207045
Registration No. 811-02513

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM N-4

Pre-Effective Amendment No. 1 To
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

and Amendment to

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Variable Annuity Account C of

Voya Retirement Insurance and Annuity Company

One Orange Way, Windsor, Connecticut 06095-4774

Depositor's Telephone Number, including Area Code: (860) 580-2824

J. Neil McMurdie, Senior Counsel
Voya Legal Services
One Orange Way, C2N, Windsor, Connecticut 06095-4774
*(Name and Address of Agent for Service)*

Approximate Date of Proposed Public Offering:
As soon as practical after the effective date of the Registration Statement.

It is proposed that this filing will become effective on December 18, 2015. A request for acceleration is also included with this filing.

Title of Securities Being Registered: Group Deferred Fixed and Variable Annuity Contracts

PART A

PROSPECTUS

# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Variable Annuity Account C

# FLORIDA UNIVERSITY SYSTEM OPTIONAL RETIREMENT PROGRAM AND THE FLORIDA SENIOR MANAGEMENT SERVICE OPTIONAL ANNUITY PROGRAM
### CONTRACT PROSPECTUS – DECEMBER 18, 2015

**The Contracts.** The contracts described in this prospectus are group deferred fixed and variable annuity contracts issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our"). They are intended to be used as funding vehicles for certain types of retirement plans and to qualify for beneficial tax treatment and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (the "Tax Code").

**Why Reading This Prospectus Is Important.** Before you participate in the contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options that a prospective investor ought to know before investing. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

**Investment Options.** The contracts offer variable investment options and a fixed interest option. When we establish your account(s), the contract holder, (generally, the sponsor of your retirement plan or a trust), or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states. Your plan sponsor may have selected a subset of variable and/or fixed interest options to be available for investment under your plan.

**Variable Investment Options.** These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Each subaccount invests in one of the following mutual funds ("funds"):

- Aberdeen International Equity Fund (Institutional Shares)
- Delaware Smid Cap Growth Fund (Institutional Shares)
- DFA Emerging Markets Core Equity Portfolio (Institutional Shares)
- DFA Inflation-Protected Securities Portfolio (Institutional Shares)
- DFA U.S. Targeted Value Portfolio (Institutional Shares)
- Metropolitan West Total Return Bond Fund (Institutional Shares)
- Neuberger Berman Socially Responsive Fund (Institutional Shares)
- T. Rowe Price Institutional Large-Cap Growth Fund
- Touchstone Value Fund (Institutional Shares)

Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

**Risks Associated with Investing in the Funds.** Information about the risks of investing in the funds through the contract is located in the **"INVESTMENT OPTIONS"** section on page 10. The particular risks associated with each fund are detailed in the fund's prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference. See **"APPENDIX III"** for details about each fund's investment adviser/subadviser and investment objective.

**Fixed Interest Option.** Fixed Plus Account II

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest option in **APPENDIX I** to this prospectus.

**Compensation.** We pay compensation to broker-dealers whose registered representatives sell the contracts. See **"CONTRACT DISTRIBUTION"** for further information about the amount of compensation we pay.

**Getting Additional Information.** If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the December 18, 2015 Statement of Additional Information ("SAI") without charge by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862 or writing to us at the address referenced under **"CONTRACT OVERVIEW - Questions: Contacting the Company."** You may also obtain a prospectus or an SAI for any of the funds by calling that number. The contract prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov, or by writing to the SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement of the contract prospectus under the Securities Act of 1933. This number is 333-207045. The SAI table of contents is listed on page 38 of this prospectus. The SAI is incorporated into this prospectus by reference.

**Additional Disclosure Information.** Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

**THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.**

# TABLE OF CONTENTS

| | |
|---|---|
| **CONTRACT OVERVIEW** | **3** |
| Who's Who | |
| The Contract and Your Retirement Plan | |
| Questions: Contacting the Company (sidebar) | |
| Sending Forms And Written Requests In Good Order (sidebar) | |
| Contract Facts | |
| Contract Phases: Accumulation Phase, Income Phase | |

| | |
|---|---|
| **FEE TABLE** | **5** |
| **CONDENSED FINANCIAL INFORMATION** | **6** |
| **THE COMPANY** | **7** |
| **CONTRACT PURCHASE AND PARTICIPATION** | **7** |
| **CONTRACT OWNERSHIP AND RIGHTS** | **9** |
| **RIGHT TO CANCEL** | **10** |
| **INVESTMENT OPTIONS** | **10** |
| **FEES** | **12** |
| **YOUR ACCOUNT VALUE** | **15** |
| **TRANSFERS** | **16** |
| **WITHDRAWALS** | **20** |
| **SYSTEMATIC DISTRIBUTION OPTIONS** | **21** |
| **LOANS** | **22** |
| **DEATH BENEFIT** | **22** |
| **INCOME PHASE** | **24** |
| **FEDERAL TAX CONSIDERATIONS** | **27** |
| **CONTRACT DISTRIBUTION** | **34** |
| **OTHER TOPICS** | **36** |
| Anti-Money Laundering – Performance Reporting – Contract Modification – Legal Proceedings – Payment Delay or Suspension – Transfer of Ownership; Assignment – Account Termination – Intent to Confirm Quarterly | |

| | |
|---|---|
| **CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION** | **38** |
| **APPENDIX I – FIXED PLUS ACCOUNT II** | **39** |
| **APPENDIX II – PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT UNDER AN ANNUITY CONTRACT** | **43** |
| **APPENDIX III – FUND DESCRIPTIONS** | **44** |

# CONTRACT OVERVIEW

The following is intended as an overview. Please read each section of this prospectus for additional information.

## *Who's Who*

**You** (the "participant"): The individual who participates in the contract through a retirement plan.

**Plan Sponsor**: The sponsor of your retirement plan. Generally, your employer.

**Contract Holder**: The person to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

**We** (the "Company"): Voya Retirement Insurance and Annuity Company. We issue the contract.

For greater detail, review "**CONTRACT OWNERSHIP AND RIGHTS**" and "**CONTRACT PURCHASE AND PARTICIPATION**."

## *The Contract and Your Retirement Plan*

**Retirement Plan ("plan"):** A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

**Plan Type:** We refer to the plan by the Tax Code Section under which it qualifies. For example: a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code Section 403(b). To learn which Tax Code Section applies to your plan, contact your plan sponsor, your local representative or the Company.

**Use of an Annuity Contract in Your Plan:** Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 403(b) or Roth 403(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See **"CONTRACT PURCHASE AND PARTICIPATION."**

**Contract Rights:** Rights under the contract and who may exercise those rights may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

**Questions: Contacting the Company.** Contact your local representative or write or call the Company:

Customer Service
P.O. Box 990063
Hartford, CT 06199-0063

1-800-262-3862

**Sending Forms and Written Requests in Good Order.**
If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

## *Contract Facts*

**Free Look/Right to Cancel:** Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) plans and Roth 403(b) plans, as well as in certain 401(a) plans may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract. See **"RIGHT TO CANCEL."**

**Death Benefit:** A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. See "**DEATH BENEFIT"** and **"INCOME PHASE."**

**Withdrawals:** During the accumulation phase, you may, under some plans, withdraw all or part of your account value. Amounts withdrawn may be subject to deductions, tax withholding and taxation. See **"WITHDRAWALS"** and **"FEDERAL TAX CONSIDERATIONS."**

**Systematic Distribution Options:** These allow you to receive regular payments from your account, while retaining the account in the accumulation phase. See **"SYSTEMATIC DISTRIBUTION OPTIONS."**

**Fees:** Certain fees are deducted from your account value. See **"FEE TABLE"** and **"FEES."**

**Taxation:** Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See **"FEDERAL TAX CONSIDERATIONS."**

## *Contract Phases*

**Accumulation Phase** (accumulating retirement benefits)

**STEP 1:** You or the contract holder provide Voya Retirement Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary. Alternatively, we may issue the contract to an employer or a plan on an unallocated basis. In that case, we establish a single account under the contract for the contract holder, and the record-keeper designated by the plan establishes and maintains an individual account or accounts for each participant.

**STEP 2:** The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:

- The Fixed Interest Option; or
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)


Payments to Your Account
Step 1 ||
Voya Retirement Insurance and Annuity Company
|| Step 2 ||
Fixed Interest Option
Variable Annuity Account C
Variable Investment Options
The Subaccounts
A
B
Etc.
|| Step 3 ||
Mutual Fund A
Mutual Fund B
Etc.

**STEP 3:** The subaccount(s) selected purchases shares of its corresponding fund.

**Income Phase** (receiving income phase payments from your contract)

The contract offers several payment options. See **"INCOME PHASE."** In general, you may:

- Receive income phase payments over a lifetime or for a specified period;
- Select an option that provides a death benefit to beneficiaries; or
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

# FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

## *Maximum Transaction Expenses*

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes currently ranging from 0% to 4% of purchase payments may also be deducted.*

Loan Initiation Fee[1]...........................................................................$100.00

## *Maximum Periodic Fees and Charges*

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

*Maximum Annual Maintenance Fee[2]* ……………………........... $75.00

**In this section:**
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

**See "FEES" for:**
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Redemption Fees; and
- Premium and Other Taxes.

## *Fund Fees and Expenses*

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

|  | Minimum | Maximum |
|---|---|---|
| ***Total Annual Fund Operating Expenses*** (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses) | 0.12% | 1.03% |

See "FEES – Fund Fees and Expenses" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

---

*State premium taxes may apply, but are not reflected in the fee tables or examples. See **"FEES - Premium and Other Taxes."**

[1] See **"LOANS – Loan Initiation Fee."** We reserve the right to change the loan initiation fee, but not to exceed $100 per loan.

[2] See **"FEES – Annual Maintenance Fee."** This fee may be reduced or eliminated based upon certain criteria, such as the number of participants in the program.

## *Examples*

**The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses (assuming no loans), maintenance fees (converted to a percentage of assets equal to 0.608%), and fund fees and expenses.**

**Fees and Expenses Examples.** The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| Example (A) If you withdraw your entire account value at the end of the applicable time period: | | | | Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*: | | | |
|---|---|---|---|---|---|---|---|
| **1 Year** | **3 Years** | **5 Years** | **10 Years** | **1 Year** | **3 Years** | **5 Years** | **10 Years** |
| $167 | $517 | $891 | $1,941 | $167 | $517 | $891 | $1,941 |

**Fees and Expenses Examples.** The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| Example (A) If you withdraw your entire account value at the end of the applicable time period: | | | | Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*: | | | |
|---|---|---|---|---|---|---|---|
| **1 Year** | **3 Years** | **5 Years** | **10 Years** | **1 Year** | **3 Years** | **5 Years** | **10 Years** |
| $74 | $233 | $405 | $904 | $74 | $233 | $405 | $904 |

---

\* This example will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase. (Refer to Example A.)

# CONDENSED FINANCIAL INFORMATION

In the first amendment to this prospectus after we begin offering the contract, we will provide condensed financial information about the Variable Annuity Account C subaccounts available under the contract. These tables will show the Accumulation Unit Values of the subaccounts at the beginning of the period(s) shown, at the end of the period(s) shown and the number of accumulation units outstanding at the end of the period(s) shown.

**Financial Statements.** The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

# THE COMPANY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange ("NYSE") under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Prior to March 9, 2015, Voya was an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the "March 2015 Offering") and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the Company by the end of 2016.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

**Product Regulation.** Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. See **"FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

# CONTRACT PURCHASE AND PARTICIPATION

**Contracts Available for Purchase.** The contracts available for purchase are group deferred annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code Sections 401(a) and 403(b), including Roth 403(b) plans. Contracts may not be available in all states and may not be used with Roth 403(b) plans in certain states.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

**ERISA Notification.** Some plans under Tax Code Sections 401 and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The contract holder must notify the Company whether Title I of ERISA applies to the plan.

**Use of an Annuity Contract in Your Plan.** Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 403(b) or Roth 403(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

## Purchasing the Contract

1. The contract holder submits the required forms and application to the Company.
2. We approve the forms and issue a contract to the contract holder.

## Participating in the Contract

1. We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder).
2. If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions. If authorized by your plan, we may also establish Roth 403(b) accounts.

**Acceptance or Rejection.** We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. If we reject the application or enrollment forms, we will return the forms and any purchase payments.

**Methods of Purchase Payment.** The contract may allow one or more of the following purchase payment methods:
• Lump-sum payments: A one-time payment to your account in the form of a transfer from a previous contract or plan; and/or
• Installment payments: More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to the use of these two methods. For example, we may require that installment payments meet certain minimums. We may place the different types of payments in distinct accounts.

Contributions Roth 403(b) accounts must be made by after-tax salary reduction, exchange, or rollover payments (to the extent allowed by the contract) paid to us on your behalf, as permitted by the Tax Code and the plan. Roth 403(b) contributions will be placed in distinct accounts.

**Allocation of Purchase Payments.** The contract holder or you, if the contract holder permits, directs us to allocate initial purchase payments to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically at https://voyaretirement.voyaplans.com. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. See **"INVESTMENT OPTIONS" and "TRANSFERS."**

**Tax Code Restrictions.** The Tax Code places some limitations on contributions to your account. See **"FEDERAL TAX CONSIDERATIONS."**

**Factors to Consider in the Purchase Decision.** The decision to purchase or participate in the contracts should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring any increased charges that might apply under this contract. Also, be sure to talk to a financial professional, tax and/or legal adviser to make sure that the exchange will be handled so that it is tax-free.

**Other Products.** We and our affiliates offer various other products with different features and terms than the contracts described in this prospectus, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

# CONTRACT OWNERSHIP AND RIGHTS

**Who Owns the Contract?** The contract holder. This is the person or entity to whom we issue the contract.

**Who Owns Money Accumulated Under the Contract?**
- **Under 401(a), 403(b), or Roth 403(b) Plans.** Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder;

**Who Holds Rights Under the Contract?** The terms of the annuity contract will determine who holds rights under the contracts:
- Under some contracts, the contract holder holds all rights under the contract, but may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.
- Under other contracts, including most group contracts issued through a voluntary 403(b) or Roth 403(b) plan, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. **See "FEDERAL TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans."**

For additional information about the respective rights of the contract holder and participants, see **"APPENDIX II."**

# RIGHT TO CANCEL

**When and How to Cancel.** If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days after you receive confirmation of your participation in the contract.

**Refunds.** We will produce a refund no later than seven calendar days after we receive the required documents and written notice in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

# INVESTMENT OPTIONS

The contract offers variable investment options and a fixed interest option. When we establish your account(s) (and your accounts may be established at different times), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

## *Variable Investment Options*

These options are subaccounts of Variable Annuity Account C. Each subaccount invests directly in shares of a corresponding mutual fund and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

### Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

### Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding mutual fund ("fund"). The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We provide brief descriptions of the funds in **APPENDIX III**. Please refer to the fund prospectuses for additional information and read them carefully. Fund prospectuses may be obtained, free of charge, from the address and telephone number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC Public Reference Branch.

## Risks of Investing in the Funds

All of the funds that are available through the contract are also available to the general public outside of the contract. **See "FEDERAL TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans" for a discussion of investment in public funds under a 403(b) or Roth 403(b) annuity contract. For additional risks associated with each fund, please see the fund's prospectus.**

## Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under contracts issued in connection with Section 403(b) and 401 plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts. Additionally:
- During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

## Right to Change the Separate Account

Subject to state and federal law and the rules and regulations thereunder and subject to limitations under certain contracts or in relation to certain plans or types of plans (e.g. plans subject to ERISA), we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
- Offer additional subaccounts that will invest in funds we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** See also **"TRANSFERS"** for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

**The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.**

## *Fixed Interest Option*

For a description of Fixed Plus Account II, the fixed interest option available through the contract, see **"APPENDIX I.**

## *Selecting Investment Options*

When selecting investment options:
- **Choose options appropriate for you.** Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks; and
- **Be informed.** Read this prospectus, the fund prospectuses and the fixed interest option appendix.

Furthermore, be aware that there may be:
- **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan.

# FEES

### DURING THE ACCUMULATION PHASE

The following repeats and adds to information provided in **"FEE TABLE"**. Please review both this section and **"FEE TABLE"** for information on fees.

## *Transaction Fees*

### Loan Initiation Fee

Loans from your account value may be subject to a loan initiation fee, which will not exceed $100 per loan. The loan initiation fee will be deducted from the vested individual account value during the first month of the loan period. We reserve the right to change the loan initiation fee, but not to exceed $100 per loan.

### Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

**Types of Fees**

You may incur the following types of fees under the contract:
- Transaction Fees;
  ▷ Loan Initiation Fee;
  ▷ Redemption Fees.

- Periodic Fees and Charges:
  ▷ Annual Maintenance Fee.

- Fund Fees and Expenses;
- Charges for Advisory Services; and
- Premium and Other Taxes.

## *Periodic Fees and Charges*

**Annual Maintenance Fee**

**Maximum Amount.** $75.00

**When/How.** Each year during the accumulation phase we deduct this fee on your account anniversary. Under some contracts we may also deduct this fee annually on the anniversary of the issue date of the contract, rather than on your account anniversary. It is deducted annually on a pro rata basis from your account value invested in the subaccounts and the fixed interest option. Under some plans we deduct the maintenance fee from both employer and employee accounts, in which case we may deduct one-half the fee from each account, pro rata from your account value invested in the subaccounts and fixed interest options. We may also deduct all or a portion of the maintenance fee from a Roth 403(b) account. Under some plans, your employer elects whether the fee is deducted from the employee account, employer account, or a portion from each. The Company may send a bill to your employer at or prior to such deduction.

**Purpose.** This fee helps defray the administrative expenses we incur in establishing and maintaining your account. It may also be used to defray plan administration costs that the Company has agreed to pay, if applicable.

**Increase, Reduction or Elimination.** The maintenance fee may vary (be increased (but not above the maximum amount shown above), reduced or eliminated), as described in the contract. When a plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:
- The size, type and nature of the group to which a contract is issued;
- Amount of contributions to the contract;
- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The anticipated level of administrative expenses, such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values, and any other factors pertaining to the level and expense of administrative services we will provide; and
- The number of eligible participants and the program's participation rate.

Due to factors on which the maintenance fee is based, it is possible that it may increase, decrease, or be eliminated from year to year as the characteristics of the group change.

We will not unfairly discriminate against any group if we increase, reduce or eliminate the maintenance fee. We will make any increase, reduction, or elimination according to our own rules in effect at the time we approve the application for a contract. We reserve the right to change these rules from time to time. Any increase will not result in an annual maintenance fee in excess of the maximum amount shown above and in **"FEE TABLE."**

## *Fund Fees and Expenses*

As shown in the fund prospectuses and described in **"FEE TABLE – Fund Fees and Expenses,"** each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

**Revenue from the Funds**

The Company may receive compensation from each of the funds or the funds' affiliates. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds. There are no affiliated funds available through the contract.**

**Revenue Received from Unaffiliated Funds.** Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

In addition to the types of revenue received from unaffiliated funds described above, unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

## *Charges for Advisory Services*

We reserve the right to deduct from a participant's account, upon authorization from the participant, any advisory and other fees due under an independent advisory services agreement between the participant and an investment adviser. Advisory fees will be deducted on a pro-rata basis from the subaccounts that invest in the funds used in the allocation model selected by the participant under the advisory services agreement, and any set-up fees may be deducted on a pro-rata basis from all of the funds in which the participant is invested.

## *Premium and Other Taxes*

**Maximum Amount.** Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

**When/How.** We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See "FEDERAL TAX CONSIDERATIONS."**

DURING THE INCOME PHASE

**Charges Deducted**. When you select one of the variable income phase payment options listed in the Income Phase Payment Option tables (see **"INCOME PHASE – Income Phase Payment Options"**), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payment options and is applicable to all variable income phase payment options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of up to 0.25% annually from amounts held in the subaccounts.

# YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
*   Account dollars directed to the fixed interest option, including interest earnings to date; less
*   Any deductions from the fixed interest option (e.g., withdrawals, fees); and plus
*   The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

**Subaccount Accumulation Units.** When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

**Accumulation Unit Value ("AUV").** The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses. We discuss these deductions in more detail in **"FEE TABLE"** and **"FEES."**

**Valuation.** We determine the AUV every business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

**Net Investment Factor.** The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

**Net Investment Rate.** The net investment rate is computed according to a formula that is equivalent to the following:
*   The net assets of the fund held by the subaccount as of the current valuation; minus
*   The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
*   Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
*   The total value of the subaccount's units at the preceding valuation; and minus
*   A daily deduction for any fees deducted daily from investments in the separate account. See **"FEES."**

The net investment rate may be either positive or negative.

**Hypothetical Illustration.** As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time), the applicable AUVs are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.



$5,000 contribution
Step 1 ||
Voya Retirement Insurance and Annuity Company
Step 2 ||
Variable Annuity Account C
Subaccount A 300 accumulation units
Subaccount B 80 accumulation units
Etc.
|| Step 3 ||
Fund A
Fund B


**Step 1:** An investor contributes $5,000.

**Step 2:**
- He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV); and
- He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

**Step 3:** The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

**Purchase Payments to Your Account.** If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in **"CONTRACT PURCHASE AND PARTICIPATION."** Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE (normally at 4:00 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed after the close of the NYSE (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day. Subsequent purchase payments and transfers received in good order after the close of the NYSE will purchase accumulation units at the AUV computed after the close of the NYSE on the next business day.

# TRANSFERS

**Transfers Among Investment Options.** During the accumulation phase and the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers from fixed interest option are restricted as outlined in Appendix I. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

**Value of Transferred Dollars.** The value of amounts transferred in or out of subaccounts will be based on the AUV next determined after we receive your request in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company,"** or if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

**Telephone and Electronic Transfers: Security Measures.** To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number ("PIN") to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

## *Limits on Frequent or Disruptive Transfers*

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We may suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participant's in such products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

**Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

**Excessive Trading Policy.**  We and the other members of the Voya® family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip").  This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12-month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges").  Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12-month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity.  A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail.  Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred.  During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible.  A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored.  We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges.  A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

**Limits Imposed by the Underlying Funds.** Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.  All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

**Agreements to Share Information with Fund Companies.** As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

**Dollar Cost Averaging Program.** Certain contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** The Company may change or discontinue the dollar cost averaging program at any time.

Dollar cost averaging is not available to participants in the asset rebalancing program. Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

**Asset Rebalancing Program.** Under some contracts you may participate in asset rebalancing. Asset rebalancing allows you to reallocate your account value in the investments and percentages you identify. Only account values invested in the subaccounts identified may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Asset rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may elect the asset rebalancing program electronically at https://voyaretirement.voyaplans.com, or by completing and submitting an asset rebalancing form. The Company may change or discontinue the asset rebalancing program at any time.

Asset rebalancing is not available if you elect to participate in the dollar cost averaging program. Subaccount reallocations or changes outside of the asset rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

**Transfers Between Individual Accounts.** We may establish one or more accounts for you. As permitted by your plan and if allowed under the contract, you may transfer assets from one account to another. Any such transfer will be subject to the restrictions, conditions and limits established by your plan or set forth in the contract.

# WITHDRAWALS

**Making a Withdrawal.** Subject to limitations on withdrawals from the fixed interest option and other restrictions (see **"Withdrawal Restrictions"** in this section), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

**Steps for Making a Withdrawal.** The contract holder, or you if permitted by the plan, must select the withdrawal amount:
* Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts minus any applicable maintenance fees and redemption fees, plus the amount available for withdrawal from the Fixed Plus Account II; or
* Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees. The amount available from the Fixed Plus Account II may be limited;
* Select investment options. If not specified, we will withdraw amounts in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and
* Properly complete a disbursement form and submit it to the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

For a description of limitations on withdrawals from the Fixed Plus Account II, see **"APPENDIX I."**

> **Fees, Charges and Taxes**
>
> Amounts withdrawn may be subject to one or more of the following:
>
> * Maintenance Fee. See **"FEES – Annual Maintenance Fees"**
> * Redemption Fees. **See "FEES - Redemption Fees"**
> * Tax Penalty. See **"FEDERAL TAX CONSIDERATIONS"**
> * Tax Withholding. See **"FEDERAL TAX CONSIDERATIONS"**
>
> To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

**Calculation of Your Withdrawal.** We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:
* As of the next valuation after we receive a request for withdrawal in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company;"** or
* On such later date as specified by the contract holder, or you if permitted by the plan on the disbursement form. A future dated withdrawal request will not be considered to be in good order until the date indicated on the disbursement form.

**Delivery of Payment.** Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment no later than seven calendar days following our receipt of your disbursement form in good order.

**Reinstatement Privilege.** Some contracts allow the one-time use of a reinstatement privilege. Within 30 calendar days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of the proceeds. We must receive reinstated amounts within 60 days of the withdrawal. We will credit the account for the amount reinstated based on the AUV next computed following our receipt of your request in good order and the amount to be reinstated. We will credit the amount reinstated proportionally for maintenance fees imposed at the time of withdrawal. We will deduct from the amounts reinstated any maintenance fee which became due after the withdrawal and before the reinstatement. Provided all options are available, we will reinstate in the same investment options and proportions in place at the time of withdrawal. If an investment option is no longer available, amounts to be allocated to any such option will be invested in a replacement option as directed by you or your plan sponsor, as applicable. Seek competent advice regarding the tax consequences associated with reinstatement.

**Withdrawal Restrictions.** Some plans may have other limits on withdrawals, other than or in addition to those listed below:

- Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship of the following:
  - ▷ Salary reduction contributions made after December 31, 1988; and
  - ▷ Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship;
- Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. See **"FEDERAL TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans;"**
- The contract generally requires that the plan sponsor or its delegate certify that you are eligible for the distribution; and
- If you are married and covered by an ERISA plan, the contract holder must provide certification that Retirement Equity Act requirements have been met.

Other withdrawals may be allowed as provided for under the Tax Code or regulations.

**Waivers of the Fixed Plus Account II Full and Partial Withdrawal Provisions.** Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account II full or partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

**Employer-Directed Withdrawals.** Under certain contracts, if permitted by the plan, we may, at the plan sponsor's direction, deduct amounts from participant accounts in order to pay costs associated with a third party administrator engaged by the plan sponsor to administer the plan.

# SYSTEMATIC DISTRIBUTION OPTIONS

**Availability of Systematic Distribution Options.** These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options, the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company.

Systematic distribution options currently available under the contract include the following:

- **Systematic Withdrawal Option ("SWO").** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan); and
- **Estate Conservation Option ("ECO").** ECO also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's required minimum distributions. Under ECO, the Company calculates the minimum distribution amount required by law (generally at age 70½ or retirement, if later) and pays you that amount once a year.

> **Features of a Systematic Distributions Option**
>
> If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

**Other Systematic Distribution Options.** Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or from the Company.

**Availability of Systematic Distribution Options.** The Company may discontinue the availability of one or all of the systematic distribution options at any time, and/or change the terms of future elections.

**Electing a Systematic Distribution Option.** The contract holder, or you if permitted by the plan, may elect a systematic distribution option. The plan sponsor or its delegate generally must provide the Company with certification that you are eligible for a distribution and that the distribution is in accordance with the terms of the plan.

**Terminating a Systematic Distribution Option.** Once you elect a systematic distribution option you may revoke it at any time through a written request to the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** Once revoked, an option may not be elected again until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

**Tax Consequences.** Withdrawals received through these options and revocations of elections may have tax consequences. **See "FEDERAL TAX CONSIDERATIONS."**

# LOANS

**Availability.** If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Loans are not available from Roth 403(b) contracts or accounts. However, under some contracts, participant Roth 403(b) accounts may be included in the calculation of the amount available for loan. Some plans restrict loans from your employer account. Loans are only allowed from amounts allocated to certain investment options. Additional restrictions may apply under the Tax Code, your plan, or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

**Requests.** If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** Read the terms of the loan agreement before submitting any request.

**Loan Initiation Fee.** Loans from your account value may be subject to a loan initiation fee. See **"FEES – Loan Initiation Fee."**

# DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary):
- Under contracts issued in connection with most types of plans except most voluntary 403(b) and Roth 403(b) plans, the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary); and
- Under most group contracts issued in connection with voluntary 403(b) and Roth 403(b) plans, you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

> **During the Income Phase**
>
> This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, see **"INCOME PHASE."**

## *During the Accumulation Phase*

**Payment Process.** To request payment of the death benefit following your death:
- The contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company,"** we will mail payment, unless otherwise requested.

Until a death benefit request is in good order and a payment option is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

**Benefit Payment Options.** The following payment options are available, if allowed by the Tax Code:
- Lump-sum payment;
- Payment under an available income phase payment option (see **"INCOME PHASE - Income Phase Payment Options"**); and
- Payment under an available systematic distribution option (subject to certain limitations). See **"SYSTEMATIC DISTRIBUTION OPTIONS."**

Leaving the account value invested in the contract is also an available option under some contracts; however, the Tax Code limits how long the death benefit proceeds may be left in the contract.

**Payment of Death Benefit or Proceeds**. Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional, tax and/or legal adviser before choosing a settlement or payment option.

**The Retained Asset Account.** The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

**Death Benefit Option.** The death benefit option that is available under the contract is listed below. For more information about the death benefit applicable to you, please see your certificate/enrollment materials or the contract (held by the contract holder).

The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order. In addition to this amount, some states require we pay interest on amounts invested in fixed interest options, calculated from date of death at a rate specified by state law.

**Adjusted Purchase Payment Guaranteed Death Benefit.** The death benefit payable under the contract will never be less than the amount of adjusted purchase payments made to your account (as defined below), less a proportional adjustment for amounts withdrawn or borrowed from your account.

**Calculating the Value of the Death Benefit.** The death benefit under the Adjusted Purchase Payment Guaranteed Death Benefit is guaranteed to be the greater of (a) or (b) as calculated as of the next valuation date (the date of the next close of the NYSE) following our receipt of proof of death and a completed election form in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company,"** where:
- (a) is the adjusted purchase payment total, which is the sum of all net purchase payments to your account, minus a proportional adjustment for withdrawals and amounts taken as a loan, which amount will never be less than zero (see "Calculating Adjusted Purchase Payments," below); and
- (b) is the current account value, excluding amounts taken as a loan.

If the amount of the death benefit in (a) is greater than the amount in (b), the Company will deposit the difference into your account. The amount, if any, will be deposited into your account pro rata across your current investment allocations as of the valuation date following the date we receive proof of death acceptable to us and a completed election form in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

If the beneficiary in that situation requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, as of the valuation date following the date we deposit the difference into your account.

If the amount of the death benefit in (a) is less than the amount in (b), and the beneficiary requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, as of the valuation date following the date we receive proof of death acceptable to us and a payment request in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

In the event a beneficiary elects to defer distribution of the death benefit, the amount paid to the beneficiary when the beneficiary elects to begin distribution of the death benefit will equal the current account value, excluding any amounts taken as a loan, as of the next valuation following our receipt of the distribution request in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** The amount paid may be more or less than the amount of the death benefit determined above on the date notice of death and an election to defer payment was received. No additional death benefit is payable upon the beneficiary's death.

**Calculating Adjusted Purchase Payments**. The adjusted purchase payment total above is initially equal to the first purchase payment. The adjusted purchase payment total is then adjusted for each subsequent purchase payment, loan repayment, or partial withdrawal. The adjustment for subsequent purchase payments and loan repayments will be dollar for dollar. The adjustment for partial withdrawals, including loans taken, will be proportionate, reducing the adjusted purchase payment total in the same proportion that the current account value, excluding any amounts taken as loans, was reduced on the date of the partial withdrawal. The proportionate adjustment of the adjusted purchase payment total for each partial withdrawal is defined as the adjusted purchase payment total at that time, multiplied by the fraction A divided by B (A/B), where:
- **A** is the current account value, excluding amounts taken as a loan, immediately after the partial withdrawal; and
- **B** is the current account value, excluding amounts taken as a loan, before the partial withdrawal.

**Tax Code Requirements.** The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See **"FEDERAL TAX CONSIDERATIONS"** for additional information.

# INCOME PHASE

During the income phase, you receive payments from your accumulated account value.

**Initiating Income Phase Payments.** At least 30 days prior to the date you want to start receiving income phase payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:
- Start date (which may not be earlier than permitted under your plan and must comply with any plan requirements and regulatory requirements, including the Tax Code's minimum distribution requirements);
- Income phase payment option (see the income phase payment options table in this section);
- Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed and/or variable payments; and
- Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

**What Affects Income Phase Payments?** Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected (including the frequency and duration of payments under the option selected), number of guaranteed payments (if any) selected, and whether you select variable or fixed payments. As a general rule, the more income phase payments that are anticipated over a longer period of time will result in smaller individual income phase payments.

**Fixed Payments.** Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

**Variable Payments.** Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contract may restrict the number of subaccounts available and how many transfers, if any, are allowed among the subaccounts during the income phase. The subaccounts available for investment during the income phase may be different than those available for investment during the accumulation phase, and the availability of subaccounts may vary during the income phase. For information about the subaccounts available during the income phase, please contact Customer Service.

**Payments from the Fixed Plus Account II.** Subject to the Fixed Plus Account II full and partial withdrawal provisions, amounts accumulating under the Fixed Plus Account II can be used to fund fixed and variable payments during the income phase, but if a nonlifetime income option is selected, payments from the Fixed Plus Account II may only be available on a fixed basis. The Fixed Plus Account II full and partial withdrawal provisions are waived upon the election of a lifetime annuity option or the election of a nonlifetime option on a fixed basis, but are not waived upon the election of a nonlifetime option on a variable basis.

**Assumed Net Investment Rate.** If variable payments are elected, the initial income phase payment will reflect an assumed annual net investment rate of 3.5%. Subsequent income phase payments will fluctuate based upon the investment performance of the subaccount(s) you selected, and for income phase payments to remain level the subaccounts selected must earn 3.5% plus enough to cover the mortality and expense risk charge and daily administrative charges described below. See **"Charges Deducted."** For more information the assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

**Selecting an Increasing Payment.** Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be, while future payments will increase each year at a greater rate. Generally, this feature is not available with cash refund payment options and nonlifetime options.

**Charges Deducted.** When you select a variable income phase payment option (one of the options listed in the tables below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payment options and is applicable to all variable income phase payment options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of up to 0.25% annually from amounts held in the subaccounts.

**Required Minimum Payment Amounts.** The initial income phase payment or the annual income phase payment total must meet the minimums stated in the contract. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

**Death Benefit During the Income Phase.** The death benefits that may be available to a beneficiary are outlined in the following income phase payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

**Payment of Death Benefit or Proceeds**. Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional, tax and/or legal adviser before choosing a settlement or payment option. See **"DEATH BENEFIT – The Retained Asset Account"** for more information about the retained asset account.

**Taxation.** To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See **"FEDERAL TAX CONSIDERATIONS."**

## *Income Phase Payment Options*

The following tables list the income phase payment options and accompanying death benefits that may be available under the contract. We may offer additional income phase payment options under the contract from time to time.

**Terms used in the tables:**
- **Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated; and
- **Beneficiary:** The person designated to receive the death benefit payable under the contract.

| Lifetime Income Phase Payment Options | |
|---|---|
| Life Income | **Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date.<br>**Death Benefit-None:** All payments end upon the annuitant's death. |
| Life Income-Guaranteed Payments* | **Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of at least five but no more than 30 years.<br>**Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |
| Life Income-Two Lives | **Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date.<br>**Continuing Payments:**<br>• When you select this option, you choose for 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or<br>• 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death.<br>**Death Benefit-None:** All payments end after the death of both annuitants. |
| Life Income-Two Lives-Guaranteed Payments* | **Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of at least five but no more than 30 years.<br>**Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death.<br>**Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |
| Nonlifetime Income Phase Payment Options | |
| Nonlifetime-Guaranteed Payments* | **Length of Payments:** Payments will continue for the number of years you choose (at least five years and no more than 30 years). For amounts held in the Fixed Plus Account II during the accumulation phase, the payment must be on a fixed basis. In certain cases, a lump-sum payment may be requested at any time (see below).<br>**Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |

**Lump-Sum Payment:** If the Nonlifetime-Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase**.** Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

**Calculation of Lump-Sum Payments:** If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments or the 3.5% assumed net investment rate for variable payments).

---

\* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until you are age 95.

# FEDERAL TAX CONSIDERATIONS

## *Introduction*

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

**In this section:**

- **Introduction;**

- **Taxation of Qualified Contracts;**

- **Possible Changes in Taxation; and**

- **Taxation of the Company**

When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended (the "Tax Code") that apply to your tax concerns.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.**

## Qualified Contracts

The contract described in this prospectus may be purchased on a tax-qualified basis ("qualified contracts"). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a) or 403(b) of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek legal and tax advice.**

**Roth Accounts.** Tax Code Section 402A allows employees of public schools and certain Tax Code Section 501(c)(3) organizations offering 403(b) plans to contribute after-tax salary contributions to a Roth 403(b) account. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

## *Taxation of Qualified Contracts*

### Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
- **401(a) Plans.** Section 401(a) of the Tax Code permits certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees; and
- **403(b) and Roth 403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. The Tax Code also allows employees of 501(c)(3) organizations to contribute after-tax salary contributions to a Roth 403(b) account, which provides for tax-free distributions, subject to certain restrictions.

**Special Considerations for Section 403(b) Plans.**   In addition to being offered as an investment option under the contract, shares of the funds are also offered for sale directly to the general public. In order to qualify for favorable tax treatment under Tax Code Section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code Section 403(b), notwithstanding that contract purchase payments are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code Section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code Section 403(b). You should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

## Taxation

The tax rules applicable to qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract, and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (i.e.., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
* Contributions in excess of specified limits;
* Distributions before age 59½ (subject to certain exceptions);
* Distributions that do not conform to specified commencement and minimum distribution rules; and
* Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract owners, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract owners, participants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

**Tax Deferral.**  Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

## Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

**401(a), 403(b) and Roth 403(b) Plans.** The total annual contributions (including pre-tax and Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $53,000 (as indexed for 2015). Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 403(b), or Roth 403(b) plan to generally no more than $18,000 (for 2015). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 403(b) salary reduction contributions are made on an after-tax basis.

**Catch-up Contributions.** Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 403(b) or Roth 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
- $6,000; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

### Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, rollovers, exchanges and death benefit proceeds. We report the gross and taxable portions of all distributions to the IRS.

**401(a) and 403(b) Plans.** Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that rollover distribution of a pre-tax account is reported as a taxable distribution.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

**10% Additional Tax.**  The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a) or 403(b) plan (collectively, qualified plans), unless certain exceptions, including one or more of the following, have occurred:
*   You have attained age 59½;
*   You have become disabled, as defined in the Tax Code;
*   You have died and the distribution is to your beneficiary;
*   You have separated from service with the plan sponsor at or after age 55;
*   The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
*   You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
*   The distribution is paid directly to the government in accordance with an IRS levy;
*   The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
*   The distribution is a qualified reservist distribution as defined under the Tax Code.

In addition, the 10% additional tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code.  The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

**Qualified Distributions - Roth 403(b) Plans.**  A partial or full distribution of purchase payments to a Roth 403(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 403(b) account is defined as a distribution that meets the following two requirements:
*   The distribution occurs after the five-year taxable period measured from the earlier of:
    ▷   The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
    ▷   If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
    ▷   The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
*   The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

**Distributions - Eligibility**

**401(a) Pension Plans.** Subject to the terms of your 401(a) pension plan, distributions may only occur upon:
*   Retirement;
*   Death;
*   Disability;
*   Severance from employment;
*   Attainment of normal retirement age;
*   Attainment of age 62 under a phased retirement provision if available under your plan as described in the Pension Protection Act of 2006; or
*   Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

**403(b) and Roth 403(b) Plans.** Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code Section 403(b)(11) may only occur upon:

- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship;
- Termination of the plan (assets must be distributed within one year); or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

**Lifetime Required Minimum Distributions (401(a), 403(b) and Roth 403(b) Plans)**

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:

- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

**Start Date.** Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:

- Under 401(a) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

**Time Period.** We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

**Distribution Amounts.** The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

**50% Excise Tax.** If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

**Required Distributions upon Death (401(a), 403(b) and Roth 403(b) Plans)**

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2015, your entire balance must be distributed to the designated beneficiary by December 31, 2020. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
• Over the life of the designated beneficiary; or
• Over a period not extending beyond the life expectancy of the designated beneficiary.

**Start Dates for Spousal Beneficiaries.** If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
• December 31 of the calendar year following the calendar year of your death; or
• December 31 of the calendar year in which you would have attained age 70½.

**No Designated Beneficiary.** If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

**Withholding**

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

**401(a), 403(b) and Roth 403(b) Plans.** Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

**Non-resident Aliens.** If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and treaty status.

**In-Plan Roth Rollovers**

Tax Code Section 403(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 403(b) account), non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Taxes must be paid with assets outside of the Plan. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled-over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions - Roth 403(b)" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 403(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

**Due to administrative complexity, certain in-plan Roth rollovers may not be available through the contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.**

## Assignment and Other Transfers

**401(a), 403(b) and Roth 403(b) Plans.** Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

### Same-Sex Marriages

Since June 26, 2013, same-sex marriages have been recognized for purposes of federal law. On that date, pursuant to the U.S. Supreme Court's holding in United States v. Windsor, same-sex marriages began to be recognized under federal law and the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code Sections 72(s) and 401(a)(9) began to be available to same-sex spouses. On June 26, 2015, the U.S. Supreme Court ruled in Obergefell v. Hodges that all states are required to (1) license a marriage between two people of the same-sex and (2) recognize a marriage between two people of the same sex when their marriage was lawfully licensed and performed out-of-state. There are still unanswered questions regarding the scope and tax impact of these two U.S. Supreme Court decisions. Consequently, if you are married to a same-sex spouse or have entered into a domestic partnership or civil union under state law, you should contact a tax and/or legal adviser regarding your spousal rights and benefits under the contract from a state and local income tax perspective.

## *Possible Changes in Taxation*

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

## *Taxation of the Company*

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

# CONTRACT DISTRIBUTION

## *General*

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker-dealers as "distributors." The following distributors are affiliated with the Company and have entered into selling agreements with Voya Financial Partners, LLC for the sale of our variable annuity contracts:

*   Voya Financial Advisors, Inc.
*   Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

**Compensation Arrangements.** Registered representatives who offer and sell the contracts will be compensated through a fixed compensation arrangement that is not tied to the allocation of contributions to any particular contract or fund or to the sale of other products. Their compensation is much like a salary, which compensates the registered representative for all of their services to the plan and plan participants, including both group and individual educational meetings with plan participants to help increase participation in the plan and improve participant satisfaction with the plan. A registered representative's compensation may fluctuate based on the number of participants serviced or if they meet or exceed certain plan service standards or objectives.

To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant's increased or re-started contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. These other promotional incentives or payments may be limited to contracts offered to certain plans, may not be offered to all distributors, and may be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which commissions may be paid in connection with purchase payments received for a limited time period. These special compensation arrangements may not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel may receive additional compensation for sales of group contracts with Fixed Plus Account II to group contract holders of existing Company contracts containing certain older fixed account options, to be made available to those participants who established an account with the Company after the issuance of the new group contract. These other promotional incentives or payments may be limited to sales during a limited period of time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:
- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of compensation in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

# OTHER TOPICS

## *Anti-Money Laundering*

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

**Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.**

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

## *Performance Reporting*

We may advertise different types of historical performance for the subaccounts including:
• Standardized average annual total returns; and
• Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

**Standardized Average Annual Total Returns.** We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., annual maintenance fees).

**Non-Standardized Average Annual Total Returns.** We calculate non-standardized average annual total returns in a similar manner as that stated above, except some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected this charge in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

## *Contract Modification*

We may change the contract as required by federal or state law. In addition, unless we are otherwise restricted under the terms of the contract we may generally, upon 30 days' written notice to the contract holder (some contracts may require a longer notice period), make other changes to group contracts, including changes to the tables for determining the amount of income phase payments or the income phase options available, that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract, and under some contracts, to discontinue accepting payments to existing accounts. Certain changes will require the approval of appropriate state or federal regulatory authorities.

We reserve the right to amend the contract to include any future changes required to maintain the contract (and the Roth 403(b) accounts) as a designated Roth 403(b) annuity contract (or account) under the Tax Code, regulations, IRS rulings and requirements.

## *Legal Proceedings*

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

## *Payment Delay or Suspension*

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; and
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or other regulatory proceeding.

## *Transfer of Ownership; Assignment*

An assignment of a contract will only be binding on us if it is made in writing and sent to us at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

## *Account Termination*

Where allowed by state law, we reserve the right to terminate an individual account if contributions have not been made to the account for a period of two full years and the guaranteed monthly benefit under the income phase options would be less than $20 per month. We will notify you or the contract holder 90 days prior to terminating the account.

## *Intent to Confirm Quarterly*

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

## CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

| | |
|---|---|
| • General Information and History | 2 |
| • Variable Annuity Account C | 2 |
| • Offering and Purchase of Contracts | 3 |
| • Income Phase Payments | 3 |
| • Sales Material and Advertising | 4 |
| • Experts | 5 |
| • Financial Statements of the Separate Account | S-1 |
| • Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company | C-1 |

You may request an SAI by calling the Company at the number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

# APPENDIX I
# FIXED PLUS ACCOUNT II

The Fixed Plus Account II is an investment option available during the accumulation phase under some contracts. Amounts allocated to the Fixed Plus Account II are held in the Company's general account which supports insurance and annuity obligations.

---

Additional information about this option may be found in the contract.

---

**General Disclosure.** Interests in the Fixed Plus Account II have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account II has not been reviewed by the SEC.

**Certain Restrictions.** This option may not be available in all states or in certain contracts. We reserve the right to limit investments in or transfers to the Fixed Plus Account II. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account II for a period of up to six months, after making a written request and receiving approval from the applicable insurance commissioner.

**Interest Rates.** The Fixed Plus Account II guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. The guaranteed minimum interest rate is currently 1.0%. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

**Requests for Partial Withdrawals.** The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II value as a partial withdrawal in each 12-month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company"**. The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

**Waiver of Partial Withdrawal Limits.** We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option on a life-contingent basis or payments for a stated period on a fixed-only basis. We also waive the 20% limit for withdrawals due to your death. The waiver upon death may only be exercised once and must occur within six months after your date of death.

The 20% limit is also waived if the withdrawal is due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder (under some contracts it must be for an unforeseeable emergency), and the following requirements are satisfied:
- The hardship or unforeseeable emergency is certified by your employer, if applicable;
- The amount is paid directly to you; and
- The amount paid for all withdrawals due to hardship or unforeseeable emergency during the previous 12-month period does not exceed 20% of the average value of all individual accounts under the relevant contracts during that same period.

The 20% limit is also waived if the partial withdrawal is due to separation from service and the following conditions are met:
- The separation from service is documented in a form acceptable to us.
- The amount withdrawn is paid directly to you or as a direct rollover to a Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
- The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all individual accounts under the relevant contracts during that same period.

In addition, under some contracts for 401(a) and 457(b) plans, the percentage limit is waived:
- For any in-service distribution permitted by the plan when:
  - ▷ The distribution is certified by the employer;
  - ▷ The amount is paid directly to the participant; and
  - ▷ The amount paid for all withdrawals during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

- For the purposes of taking a loan from the plan, subject to conditions agreed to by the contract holder and the Company in writing.

Additionally, under certain contracts, the percentage limit is waived:
- To purchase permissive past service credit under a governmental defined benefit plan.
- Due to disability as defined in the Tax Code, and when:
  - ▷ If applicable, certified by an employer;
  - ▷ The amount is paid directly to the participant; and
  - ▷ The amount paid for all withdrawals due to disability during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

We may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

**Requests for Full Withdrawals.** If the contract holder or you, as applicable, if allowed by the plan and permitted under the contract, request a full withdrawal of your account value or the value of all individual accounts, we will pay any amounts held in the Fixed Plus Account II with interest, in five annual payments equal to:
- One-fifth of the individual Fixed Plus Account II value, or the value of the sum of all individual accounts, as applicable, in the Fixed Plus Account II on the day the request is received, reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase income phase payments, or loans initiated by either by the contract holder or you during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account II value 12 months later; reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase annuity payments, or loans initiated by either by the contract holder or you during the prior 12 months;
- One-third of the remaining Fixed Plus Account II value 12 months later; reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase annuity payments, or loans initiated by either by the Contract Holder or you, during the prior 12 months;
- One-half of the remaining Fixed Plus Account II value 12 months later; and reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase annuity payments, or loans initiated by either by the contract holder or you during the prior 12 months; and
- The balance of the Fixed Plus Account II value 12 months later.

Subject to these five year payment provisions, the contract holder may withdraw the sum of the value of all individual accounts under the contract provided that the contract holder controls the contract.

The contract holder or you, as applicable, may cancel a full withdrawal request from the Fixed Plus Account II at any time.

**Waiver of Full Withdrawal Provisions.** We will waive the Fixed Plus Account II five-installment payout for full withdrawals made due to one or more of the following:

- When the amount in the Fixed Plus Account II is $5,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and during the previous 12 months no amounts have been withdrawn, transferred, taken as a loan (if allowed under the Contract), or used to purchase income phase payments;
- Due to a participant's death before income phase payments begin and paid within six months of the participant's death;
- Made because the Company terminated the account under the circumstances described in **"OTHER TOPICS - Account Termination"**;
- To purchase income phase payments on a life-contingent basis or payments for a stated period on a fixed-only basis;
- Due to a participant's separation from service (provided, however, that such waiver shall not apply due to a participant's severance from employment that would not otherwise qualify as a separation from service), and when:
  - ▷ Separation from service is documented in a form acceptable to us;
  - ▷ The amount is paid directly to the participant or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by the participant; and
  - ▷ The amount paid for all withdrawals due to separation from service during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period;
- Due to a participant's financial hardship or unforeseeable emergency as defined in the Tax Code, and when:
  - ▷ If applicable, certified by the employer;
  - ▷ The amount is paid directly to the participant; and
  - ▷ The amount paid for all withdrawals due to financial hardship during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

Additionally, under certain contracts we will waive the five-payment full withdrawal provision due to one or more of the following:

- For any in-service distribution permitted by the plan, when:
  - ▷ Certified by the employer;
  - ▷ The amount is paid directly to the participant; and
  - ▷ The amount paid for all withdrawals during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

- For amounts taken as a loan in accordance with the terms of the plan. The withdrawal is made on a pro rata basis from each of the investment options in which the individual account is invested. Certain investment options may be excluded from the pro rata withdrawal requirement as directed by the participant at the time of the loan withdrawal and agreed to by the Company.

- To purchase permissive past service credit under a governmental defined benefit plan.

- Due to disability as defined in the Tax Code, and when:
  - ▷ If applicable, certified by the employer;
  - ▷ The amount is paid directly to the participant; and
  - ▷ The amount paid for all withdrawals due to disability during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

**Charges.** We do not make deductions from amounts in the Fixed Plus Account II to cover mortality and expense risks. We consider these risks when determining the credited rate.

**Transfers.** The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II in each 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** We will reduce amounts allowed for transfer by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. In calculating the percentage limit on transfers, we reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II is $5,000 or less.

If you transfer 20% of your account value held in the Fixed Plus Account II in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account II during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II value under any systematic distribution option.

**Income Phase.** Subject to the Fixed Plus Account II full and partial withdrawal provisions, amounts accumulating under the Fixed Plus Account II can be used to fund fixed and variable payments during the income phase, but if a nonlifetime income option is selected, payments from the Fixed Plus Account II may only be available on a fixed basis. The Fixed Plus Account II full and partial withdrawal provisions are waived upon the election of a lifetime annuity option or the election of a nonlifetime option on a fixed basis, but are not waived upon the election of a nonlifetime option on a variable basis. Availability of subaccounts may vary during the income phase.

**Contract Loans.** If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II values are used for a loan.

# APPENDIX II
# PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
# UNDER AN ANNUITY CONTRACT

## For Plans under Section 401(a) and 403(b) of the Tax Code, including Roth 403(b) (Except Most Voluntary Section 403(b) Plans)*

The employer has adopted a plan under Tax Code Section 401(a), 403(b) or Roth 403(b) ("Plan") and has purchased a Voya Retirement Insurance and Annuity Company (the "Company") group variable annuity contract ("contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an employee account, and by the employer to an employer account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the contract holder, as the participant's agent for the purposes of all transactions under the contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:

- The participant owns the value of his/her employee account subject to the restrictions of Tax Code Sections 401(a), and 403(b) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Tax Code Section 401(a) and 403(b) the participant has ownership in the value of his/her Employer Account.
- The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.
- The employer may permit the participant to make investment selections under the employee account and/or the employer account directly with the Company under the terms of the contract. Without the employer's written permission, the participant will be unable to make any investment selections under the contract.
- On behalf of the participant, the employer may request a loan in accordance with the terms of the contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.
- In the event of the participant's death, the employer is the named beneficiary under the terms of the contract. The participant has the right to name a personal beneficiary as determined under the terms of the Plan and file that beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

---

* Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. See **"FEDERAL TAX CONSIDERATIONS - Distributions - Eligibility - 403(b) and Roth 403(b) Plans."** See the contract or your certificate (if applicable) to determine who holds rights under the contract.

# APPENDIX III
# FUND DESCRIPTIONS

**The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "CONTRACT OVERVIEW – Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.**

**Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.**

**For the share class of each fund offered through your contract, please see the cover page.**

| Fund Name<br>Investment Adviser/Subadviser(s) | Investment Objective(s) |
| --- | --- |
| **Aberdeen International Equity Fund**<br><br>**Investment Adviser:** Aberdeen Asset Management Inc.<br><br>**Subadviser:** Aberdeen Asset Managers Limited ("AAML") | Seeks long-term capital appreciation by investing primarily in equity securities of companies located in Europe, Australasia, the Far East and other regions, including emerging countries.. |
| **Delaware Smid Cap Growth Fund**<br><br>**Investment Adviser:** Delaware Management Company<br><br>**Subadviser:** Jackson Square Partners, LLC (JSP) | Seeks long-term capital appreciation. |
| **DFA Emerging Markets Core Equity Portfolio**<br><br>**Investment Adviser:** Dimensional Fund Advisors LP<br><br>**Subadvisers:** Dimensional Fund Advisors Ltd. and DFA Australia Limited | Achieve long-term capital appreciation. |
| **DFA Inflation-Protected Securities Portfolio**<br><br>**Investment Adviser:** Dimensional Fund Advisors LP | Provide inflation protection and earn current income consistent with inflation-protected securities. |

| Fund Name Investment Adviser/Subadviser(s) | Investment Objective(s) |
|---|---|
| **DFA U.S. Targeted Value Portfolio** <br><br> **Investment Adviser:** Dimensional Fund Advisors LP | Achieve long-term capital appreciation. |
| **Metropolitan West Total Return Bond Fund** <br><br> **Investment Adviser:** Metropolitan West Asset Management, LLC | Seeks to maximize long-term total return. |
| **Neuberger Berman Socially Responsive Fund** <br><br> **Investment Adviser:** Neuberger Berman Management LLC <br><br> **Subadviser:** Neuberger Berman LLC | Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy. |
| **T. Rowe Price Institutional Large-Cap Growth Fund** <br><br> **Investment Adviser:** T. Rowe Price Associates, Inc. (T. Rowe Price) | Seeks to provide long-term capital appreciation through investments in common stocks of growth companies. |
| **Touchstone Value Fund** <br><br> **Investment Adviser:** Touchstone Advisors, Inc. <br><br> **Subadviser:** Barrow, Hanley, Mewhinney & Strauss, LLC | Seeks to provide investors with long-term capital growth. |

***FOR MASTER APPLICATIONS ONLY***

*I hereby acknowledge receipt of Variable Annuity Account C Florida University System Optional Retirement Program and the Florida Senior Management Service Optional Annuity Program prospectus dated December 18, 2015.*

____ *Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.207045-15) dated December 18, 2015.*

______________________________________________

**CONTRACT HOLDER'S SIGNATURE**

______________________________________________

**DATE**

**PRO.207045-15**

PART B

STATEMENT OF ADDITIONAL INFORMATION


# VARIABLE ANNUITY ACCOUNT C
## OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY


## Florida University System Optional Retirement Program and the
## Florida Senior Management Service Optional Annuity Program

## Statement of Additional Information
## dated December 18, 2015

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated December 18, 2015. The contracts offered in connection with the prospectus are group deferred variable annuity contracts funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:


Customer Service
P.O. Box 990063
Hartford, Connecticut 06199-0063
1-800-262-3862


Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

### TABLE OF CONTENTS

|  | Page |
|---|---|
| General Information and History | 2 |
| Variable Annuity Account C | 2 |
| Offering and Purchase of Contracts | 3 |
| Income Phase Payments | 3 |
| Sales Material and Advertising | 4 |
| Experts | 5 |
| Financial Statements of the Separate Account | S-1 |
| Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company | C-1 |

THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

# GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Prior to March 9, 2015, Voya was an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the "March 2015 Offering") and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the Company by the end of 2016.

The Company serves as the depositor for the separate account.

Other than the $75 annual maintenance fee, and the 1.25% annual mortality and expense risk charge and 0.25% annual administrative charge if variable income phase payments are elected, as described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company may receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See **"FEES"** in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

# VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

## OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, Voya Financial Partners, LLC serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled **"CONTRACT PURCHASE AND PARTICIPATION - Contract Ownership and Rights"** and **"YOUR ACCOUNT VALUE."**

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2014, 2013 and 2012 amounted to $50,785,659.69, $54,391,135.63 and $54,904,926.87, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

## INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see **"INCOME PHASE"** in the prospectus), the value of your account is determined using accumulation unit values as of the 10[th] valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary in relation to the assumed net investment rate of 3.5% per annum. Income phase payments will increase only to the extent that the net investment rate increases by more than 3.5% on an annual basis. Income phase payments would decline if the rate failed to increase by 3.5%.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see **"YOUR ACCOUNT VALUE"** in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

## EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the $10^{th}$ valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the $10^{th}$ valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779 = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

## SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging,

asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

## EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2014, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

**FINANCIAL STATEMENTS**

**Variable Annuity Account C of**

**Voya Retirement Insurance and Annuity Company**

*Year Ended December 31, 2014*

*with Report of Independent Registered Public Accounting Firm*

This page intentionally left blank.

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Financial Statements**
**Year Ended December 31, 2014**

# Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statements of Assets and Liabilities 2
Statements of Operations 67
Statements of Changes in Net Assets 134
Notes to Financial Statements 218

This page intentionally left blank.

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
Voya Retirement Insurance and Annuity Company

We have audited the accompanying financial statements of Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account"), which comprise the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2014, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2014 and 2013. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2014, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Variable Annuity Account C of Voya Retirement Insurance and Annuity Company at December 31, 2014, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2014 and 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 9, 2015

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

| | Invesco Floating Rate Fund - Class R5 | Invesco Mid Cap Core Equity Fund - Class A | Invesco Small Cap Growth Fund - Class A | Invesco International Growth Fund - Class R5 | Invesco Endeavor Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 32 | $ 4,057 | $ 90 | $ 408 | $ 51 |
| Total assets | 32 | 4,057 | 90 | 408 | 51 |
| Net assets | $ 32 | $ 4,057 | $ 90 | $ 408 | $ 51 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 32 | $ 4,057 | $ 90 | $ 408 | $ 51 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 32 | $ 4,057 | $ 90 | $ 408 | $ 51 |
| | | | | | |
| Total number of mutual fund shares | 4,096 | 172,507 | 2,507 | 12,471 | 2,476 |
| | | | | | |
| Cost of mutual fund shares | $ 32 | $ 4,057 | $ 92 | $ 416 | $ 50 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Invesco Global Health Care Fund - Investor Class | Invesco High Yield Fund - Class R5 | Invesco American Value Fund - Class R5 | Invesco Energy Fund - Class R5 | Invesco Small Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 442 | $ 35 | $ 231 | $ — | $ 423 |
| Total assets | 442 | 35 | 231 | — | 423 |
| Net assets | $ 442 | $ 35 | $ 231 | $ — | $ 423 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 442 | $ 35 | $ 231 | $ — | $ 423 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 442 | $ 35 | $ 231 | $ — | $ 423 |
| | | | | | |
| Total number of mutual fund shares | 10,300 | 8,142 | 5,860 | 13 | 21,558 |
| | | | | | |
| Cost of mutual fund shares | $ 394 | $ 36 | $ 245 | $ — | $ 428 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

|  | Invesco V.I. American Franchise Fund - Series I Shares | Invesco V.I. Core Equity Fund - Series I Shares | Alger Capital Appreciation Fund - Class A | Alger Green Fund - Class A | AllianceBernstein Growth and Income Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 27,172 | $ 39,632 | $ 1,335 | $ 3,775 | $ 201 |
| Total assets | 27,172 | 39,632 | 1,335 | 3,775 | 201 |
| Net assets | $ 27,172 | $ 39,632 | $ 1,335 | $ 3,775 | $ 201 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 27,077 | $ 39,107 | $ 1,335 | $ 3,775 | $ 201 |
| Contracts in payout (annuitization) | 95 | 525 | — | — | — |
| Total net assets | $ 27,172 | $ 39,632 | $ 1,335 | $ 3,775 | $ 201 |
| | | | | | |
| Total number of mutual fund shares | 495,117 | 966,404 | 65,014 | 415,755 | 36,571 |
| | | | | | |
| Cost of mutual fund shares | $ 19,487 | $ 25,800 | $ 1,264 | $ 3,495 | $ 140 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | AllianceBernstein Growth and Income Portfolio - Class A | AllianzGI NFJ Dividend Value Fund - Class A | AllianzGI NFJ Large-Cap Value Fund - Institutional Class | AllianzGI NFJ Small-Cap Value Fund - Class A | Amana Growth Fund - Investor Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 443 | $ 261 | $ 27 | $ 548 | $ 42,462 |
| Total assets | 443 | 261 | 27 | 548 | 42,462 |
| Net assets | $ 443 | $ 261 | $ 27 | $ 548 | $ 42,462 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 443 | $ 261 | $ 27 | $ 548 | $ 42,462 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 443 | $ 261 | $ 27 | $ 548 | $ 42,462 |
| | | | | | |
| Total number of mutual fund shares | 14,763 | 15,263 | 1,255 | 21,302 | 1,239,417 |
| | | | | | |
| Cost of mutual fund shares | $ 350 | $ 173 | $ 19 | $ 621 | $ 34,110 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

| | Amana Income Fund - Investor Class | American Balanced Fund® - Class R-3 | American Beacon Small Cap Value Fund - Investor Class | American Century Investments ® Inflation-Adjusted Bond Fund - Investor Class | American Century Investments® Income & Growth Fund - A Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 74,812 | $ 7,317 | $ 64 | $ 29,023 | $ 10,906 |
| Total assets | 74,812 | 7,317 | 64 | 29,023 | 10,906 |
| Net assets | $ 74,812 | $ 7,317 | $ 64 | $ 29,023 | $ 10,906 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 74,812 | $ 7,317 | $ 64 | $ 29,023 | $ 10,906 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 74,812 | $ 7,317 | $ 64 | $ 29,023 | $ 10,906 |
| | | | | | |
| Total number of mutual fund shares | 1,604,041 | 296,832 | 2,614 | 2,497,708 | 288,453 |
| | | | | | |
| Cost of mutual fund shares | $ 55,806 | $ 5,626 | $ 65 | $ 32,179 | $ 8,069 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Fundamental Investors<sup>SM</sup> - Class R-3 | Fundamental Investors<sup>SM</sup> - Class R-4 | American Funds American Mutual Fund® - Class R-4 | Ariel Appreciation Fund - Investor Class | Ariel Fund - Investor Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 2,170 | $ 67,392 | $ 2,154 | $ 697 | $ 11,912 |
| Total assets | 2,170 | 67,392 | 2,154 | 697 | 11,912 |
| Net assets | $ 2,170 | $ 67,392 | $ 2,154 | $ 697 | $ 11,912 |
| **Net assets** | | | | | |
| Accumulation units | $ 2,170 | $ 67,392 | $ 2,154 | $ 697 | $ 11,912 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 2,170 | $ 67,392 | $ 2,154 | $ 697 | $ 11,912 |
| Total number of mutual fund shares | 41,787 | 1,297,001 | 58,179 | 12,992 | 165,863 |
| Cost of mutual fund shares | $ 1,865 | $ 53,228 | $ 2,030 | $ 629 | $ 11,361 |

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

| | Artisan International Fund - Investor Shares | Aston/ Fairpointe Mid Cap Fund - Class N | BlackRock Equity Dividend Fund - Investor A Shares | BlackRock Mid Cap Value Opportunities Fund - Institutional Shares | BlackRock Mid Cap Value Opportunities Fund - Investor A Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 13,092 | $ 47,419 | $ 1,697 | $ 21 | $ 16,783 |
| Total assets | 13,092 | 47,419 | 1,697 | 21 | 16,783 |
| Net assets | $ 13,092 | $ 47,419 | $ 1,697 | $ 21 | $ 16,783 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 13,092 | $ 47,419 | $ 1,697 | $ 21 | $ 16,783 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 13,092 | $ 47,419 | $ 1,697 | $ 21 | $ 16,783 |
| | | | | | |
| Total number of mutual fund shares | 436,993 | 1,165,376 | 68,170 | 954 | 785,737 |
| | | | | | |
| Cost of mutual fund shares | $ 11,963 | $ 49,158 | $ 1,431 | $ 23 | $ 16,722 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

| | Bond Fund of America[SM] - Class R-4 | | Calvert VP SRI Balanced Portfolio | | Capital World Growth & Income Fund[SM] - Class R-3 | | Cohen & Steers Realty Shares, Inc. | | Columbia[SM] Acorn® Fund - Class A Shares | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 9,317 | $ | 53,491 | $ | 775 | $ | 6,678 | $ | 100 |
| Total assets | | 9,317 | | 53,491 | | 775 | | 6,678 | | 100 |
| Net assets | $ | 9,317 | $ | 53,491 | $ | 775 | $ | 6,678 | $ | 100 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 9,317 | $ | 53,259 | $ | 775 | $ | 6,678 | $ | 100 |
| Contracts in payout (annuitization) | | — | | 232 | | — | | — | | — |
| Total net assets | $ | 9,317 | $ | 53,491 | $ | 775 | $ | 6,678 | $ | 100 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 727,347 | | 26,080,451 | | 16,908 | | 86,879 | | 3,301 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 9,181 | $ | 48,653 | $ | 627 | $ | 6,247 | $ | 99 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

| | Columbia[SM] Acorn® Fund - Class Z Shares | Columbia Mid Cap Value Fund - Class A Shares | Columbia Mid Cap Value Fund - Class Z Shares | CRM Mid Cap Value Fund - Investor Shares | Davis Financial Fund - Class Y |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 58 | $ 10,416 | $ 2 | $ 288 | $ — |
| Total assets | 58 | 10,416 | 2 | 288 | — |
| Net assets | $ 58 | $ 10,416 | $ 2 | $ 288 | $ — |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 58 | $ 10,416 | $ 2 | $ 288 | $ — |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 58 | $ 10,416 | $ 2 | $ 288 | $ — |
| | | | | | |
| Total number of mutual fund shares | 1,829 | 611,990 | 108 | 10,416 | 4 |
| | | | | | |
| Cost of mutual fund shares | $ 58 | $ 10,354 | $ 2 | $ 295 | $ — |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Delaware Diversified Income Fund - Class A | Delaware Small Cap Value Fund - Class A | Deutsche Small Cap Growth Fund - Class S | Dodge & Cox International Stock Fund | Dodge & Cox Stock Fund |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 4,462 | $ 692 | $ 24 | $ 393 | $ 302 |
| Total assets | 4,462 | 692 | 24 | 393 | 302 |
| Net assets | $ 4,462 | $ 692 | $ 24 | $ 393 | $ 302 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4,462 | $ 692 | $ 24 | $ 393 | $ 302 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 4,462 | $ 692 | $ 24 | $ 393 | $ 302 |
| | | | | | |
| Total number of mutual fund shares | 496,961 | 13,174 | 805 | 9,333 | 1,669 |
| | | | | | |
| Cost of mutual fund shares | $ 4,486 | $ 710 | $ 25 | $ 338 | $ 283 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Deutsche Equity 500 Index Fund - Class S | Eaton Vance Large-Cap Value Fund - Class R Shares | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Fidelity Advisor® New Insights Fund - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 746 | $ 93 | $ 7,100 | $ 295,528 | $ 934 |
| Total assets | 746 | 93 | 7,100 | 295,528 | 934 |
| Net assets | $ 746 | $ 93 | $ 7,100 | $ 295,528 | $ 934 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 746 | $ 93 | $ 7,100 | $ 295,528 | $ 934 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 746 | $ 93 | $ 7,100 | $ 295,528 | $ 934 |
| | | | | | |
| Total number of mutual fund shares | 3,353 | 4,958 | 153,539 | 6,388,423 | 34,408 |
| | | | | | |
| Cost of mutual fund shares | $ 529 | $ 104 | $ 6,075 | $ 259,634 | $ 916 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

|  | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** |  |  |  |  |  |
| Investments in mutual funds at fair value | $ 301,864 | $ 292,498 | $ 12,151 | $ 29,883 | $ 1,379,550 |
| Total assets | 301,864 | 292,498 | 12,151 | 29,883 | 1,379,550 |
| Net assets | $ 301,864 | $ 292,498 | $ 12,151 | $ 29,883 | $ 1,379,550 |
|  |  |  |  |  |  |
| **Net assets** |  |  |  |  |  |
| Accumulation units | $ 297,811 | $ 291,652 | $ 12,104 | $ 29,883 | $ 1,370,137 |
| Contracts in payout (annuitization) | 4,053 | 846 | 47 | — | 9,413 |
| Total net assets | $ 301,864 | $ 292,498 | $ 12,151 | $ 29,883 | $ 1,379,550 |
|  |  |  |  |  |  |
| Total number of mutual fund shares | 12,437,722 | 4,607,714 | 2,201,346 | 1,598,032 | 36,925,866 |
|  |  |  |  |  |  |
| Cost of mutual fund shares | $ 271,382 | $ 147,172 | $ 12,819 | $ 26,271 | $ 1,010,211 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager Portfolio - Initial Class | Franklin Mutual Global Discovery Fund - Class R | Franklin Biotechnology Discovery Fund - Advisor Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 176,091 | $ 29,464 | $ 22,661 | $ 2,593 | $ 97 |
| Total assets | 176,091 | 29,464 | 22,661 | 2,593 | 97 |
| Net assets | $ 176,091 | $ 29,464 | $ 22,661 | $ 2,593 | $ 97 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 176,091 | $ 29,464 | $ 22,661 | $ 2,593 | $ 97 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 176,091 | $ 29,464 | $ 22,661 | $ 2,593 | $ 97 |
| | | | | | |
| Total number of mutual fund shares | 846,103 | 781,959 | 1,321,362 | 79,971 | 565 |
| | | | | | |
| Cost of mutual fund shares | $ 116,686 | $ 23,948 | $ 19,215 | $ 2,395 | $ 93 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Franklin Natural Resources Fund - Advisor Class | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value VIP Fund - Class 2 | Goldman Sachs Growth Opportunities Fund - Class IR Shares | Growth Fund of America® - Class R-3 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 3 | $ 306 | $ 132,108 | $ 3 | $ 16,720 |
| Total assets | 3 | 306 | 132,108 | 3 | 16,720 |
| Net assets | $ 3 | $ 306 | $ 132,108 | $ 3 | $ 16,720 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 3 | $ 306 | $ 130,622 | $ 3 | $ 16,720 |
| Contracts in payout (annuitization) | — | — | 1,486 | — | — |
| Total net assets | $ 3 | $ 306 | $ 132,108 | $ 3 | $ 16,720 |
| | | | | | |
| Total number of mutual fund shares | 94 | 8,461 | 5,918,839 | 113 | 397,894 |
| | | | | | |
| Cost of mutual fund shares | $ 4 | $ 327 | $ 91,051 | $ 3 | $ 12,837 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Growth Fund of America® - Class R-4 | The Hartford Capital Appreciation Fund - Class R4 | The Hartford Dividend And Growth Fund - Class R4 | Income Fund of America® - Class R-3 | Ivy Science and Technology Fund - Class Y |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 380,060 | $ — | $ 5 | $ 2,622 | $ 31 |
| Total assets | 380,060 | — | 5 | 2,622 | 31 |
| Net assets | $ 380,060 | $ — | $ 5 | $ 2,622 | $ 31 |
| **Net assets** | | | | | |
| Accumulation units | $ 380,060 | $ — | $ 5 | $ 2,622 | $ 31 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 380,060 | $ — | $ 5 | $ 2,622 | $ 31 |
| Total number of mutual fund shares | 8,970,020 | 2 | 187 | 121,917 | 546 |
| Cost of mutual fund shares | $ 280,678 | $ — | $ 5 | $ 2,243 | $ 31 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

| | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Enterprise Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Global Research Portfolio - Institutional Shares | Janus Aspen Series Janus Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 147 | $ 282 | $ 40 | $ 102 | $ 82 |
| Total assets | 147 | 282 | 40 | 102 | 82 |
| Net assets | $ 147 | $ 282 | $ 40 | $ 102 | $ 82 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 147 | $ 282 | $ 40 | $ 102 | $ 82 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 147 | $ 282 | $ 40 | $ 102 | $ 82 |
| | | | | | |
| Total number of mutual fund shares | 4,690 | 4,567 | 3,329 | 2,472 | 2,280 |
| | | | | | |
| Cost of mutual fund shares | $ 126 | $ 173 | $ 41 | $ 71 | $ 56 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

| | JPMorgan Equity Income Fund - Select Class Shares | JPMorgan Government Bond Fund - Select Class Shares | Lazard Emerging Markets Equity Portfolio - Open Shares | Lazard U.S. Mid Cap Equity Portfolio - Open Shares | ClearBridge Aggressive Growth Fund - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 68 | $ 426 | $ — | $ 4,184 | $ 96 |
| Total assets | 68 | 426 | — | 4,184 | 96 |
| Net assets | $ 68 | $ 426 | $ — | $ 4,184 | $ 96 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 68 | $ 426 | $ — | $ 4,184 | $ 96 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 68 | $ 426 | $ — | $ 4,184 | $ 96 |
| | | | | | |
| Total number of mutual fund shares | 4,746 | 38,935 | 2 | 225,560 | 435 |
| | | | | | |
| Cost of mutual fund shares | $ 66 | $ 432 | $ — | $ 3,145 | $ 95 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

| | LKCM Aquinas Growth Fund | Loomis Sayles Small Cap Value Fund - Retail Class | Loomis Sayles Limited Term Government and Agency Fund - Class Y | Loomis Sayles Value Fund - Class Y | Lord Abbett Developing Growth Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 348 | $ 14,315 | $ 373 | $ — | $ 274 |
| Total assets | 348 | 14,315 | 373 | — | 274 |
| Net assets | $ 348 | $ 14,315 | $ 373 | $ — | $ 274 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 348 | $ 14,315 | $ 373 | $ — | $ 274 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 348 | $ 14,315 | $ 373 | — | $ 274 |
| | | | | | |
| Total number of mutual fund shares | 20,200 | 419,929 | 32,031 | 6 | 12,338 |
| | | | | | |
| Cost of mutual fund shares | $ 330 | $ 12,968 | $ 374 | $ — | $ 287 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Lord Abbett Core Fixed Income Fund - Class A | Lord Abbett Mid Cap Stock Fund - Class A | Lord Abbett Small Cap Value Fund - Class A | Lord Abbett Fundamental Equity Fund - Class A | Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,258 | $ 1,155 | $ 1,254 | $ 265 | $ 104,586 |
| Total assets | 1,258 | 1,155 | 1,254 | 265 | 104,586 |
| Net assets | $ 1,258 | $ 1,155 | $ 1,254 | $ 265 | $ 104,586 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,258 | $ 1,155 | $ 1,254 | $ 265 | $ 103,710 |
| Contracts in payout (annuitization) | — | — | — | — | 876 |
| Total net assets | $ 1,258 | $ 1,155 | $ 1,254 | $ 265 | $ 104,586 |
| | | | | | |
| Total number of mutual fund shares | 113,360 | 44,653 | 47,720 | 19,674 | 4,019,437 |
| | | | | | |
| Cost of mutual fund shares | $ 1,257 | $ 751 | $ 1,401 | $ 282 | $ 67,455 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

| | MainStay Large Cap Growth Fund - Class R3 | Massachusetts Investors Growth Stock Fund - Class A | Metropolitan West Total Return Bond Fund - Class M Shares | MFS® New Discovery Fund - Class R3 | MFS® International Value Fund - Class R3 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 2 | $ 722 | $ 10,611 | $ 1 | $ 13 |
| Total assets | 2 | 722 | 10,611 | 1 | 13 |
| Net assets | $ 2 | $ 722 | $ 10,611 | $ 1 | $ 13 |
| **Net assets** | | | | | |
| Accumulation units | $ 2 | $ 722 | $ 10,611 | $ 1 | $ 13 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 2 | $ 722 | $ 10,611 | $ 1 | $ 13 |
| Total number of mutual fund shares | 158 | 29,451 | 972,568 | 35 | 404 |
| Cost of mutual fund shares | $ 2 | $ 573 | $ 10,455 | $ 1 | $ 14 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Neuberger Berman Genesis Fund - Trust Class | Neuberger Berman Socially Responsive Fund - Trust Class | New Perspective Fund® - Class R-3 | New Perspective Fund® - Class R-4 | American Funds New World Fund® - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 473 | $ 13,345 | $ 2,112 | $ 121,851 | $ 27 |
| Total assets | 473 | 13,345 | 2,112 | 121,851 | 27 |
| Net assets | $ 473 | $ 13,345 | $ 2,112 | $ 121,851 | $ 27 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 473 | $ 13,345 | $ 2,112 | $ 121,851 | $ 27 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 473 | $ 13,345 | $ 2,112 | $ 121,851 | $ 27 |
| | | | | | |
| Total number of mutual fund shares | 7,987 | 625,929 | 59,351 | 3,397,963 | 503 |
| | | | | | |
| Cost of mutual fund shares | $ 484 | $ 12,709 | $ 1,844 | $ 97,099 | $ 30 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Nuveen Global Infrastructure Fund - Class I | Nuveen U.S. Infrastructure Income Fund - Class I | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Developing Markets Fund - Class Y |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,197 | $ 204 | $ 104 | $ 249,694 | $ 38,711 |
| Total assets | 1,197 | 204 | 104 | 249,694 | 38,711 |
| Net assets | $ 1,197 | $ 204 | $ 104 | $ 249,694 | $ 38,711 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,197 | $ 204 | $ 104 | $ 249,694 | $ 38,711 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 1,197 | $ 204 | $ 104 | $ 249,694 | $ 38,711 |
| | | | | | |
| Total number of mutual fund shares | 111,134 | 10,021 | 1,760 | 7,029,682 | 1,104,129 |
| | | | | | |
| Cost of mutual fund shares | $ 1,281 | $ 203 | $ 90 | $ 181,324 | $ 36,740 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

| | Oppenheimer Gold & Special Minerals Fund - Class A | Oppenheimer International Bond Fund - Class A | Oppenheimer International Growth Fund - Class Y | Oppenheimer International Small Company Fund - Class Y | Oppenheimer Discovery Mid Cap Growth Fund/VA |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 21 | $ 57 | $ 10 | $ 12 | $ 15 |
| Total assets | 21 | 57 | 10 | 12 | 15 |
| Net assets | $ 21 | $ 57 | $ 10 | $ 12 | $ 15 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 21 | $ 57 | $ 10 | $ 12 | $ — |
| Contracts in payout (annuitization) | — | — | — | — | 15 |
| Total net assets | $ 21 | $ 57 | $ 10 | $ 12 | $ 15 |
| | | | | | |
| Total number of mutual fund shares | 1,556 | 9,555 | 281 | 384 | 187 |
| | | | | | |
| Cost of mutual fund shares | $ 32 | $ 58 | $ 10 | $ 12 | $ 15 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

| | Oppenheimer Global Fund/ VA | | Oppenheimer Global Strategic Income Fund/VA | | Oppenheimer Main Street Fund®/VA | | Oppenheimer Main Street Small Cap Fund®/VA | | Parnassus Small Cap Fund[SM] | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 222 | $ | 98 | $ | 74 | $ | 28,354 | $ | — |
| Total assets | | 222 | | 98 | | 74 | | 28,354 | | — |
| Net assets | $ | 222 | $ | 98 | $ | 74 | $ | 28,354 | $ | — |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 222 | $ | 98 | $ | — | $ | 28,354 | $ | — |
| Contracts in payout (annuitization) | | — | | — | | 74 | | — | | — |
| Total net assets | $ | 222 | $ | 98 | $ | 74 | $ | 28,354 | $ | — |
| Total number of mutual fund shares | | 5,609 | | 18,504 | | 2,205 | | 1,067,539 | | — |
| Cost of mutual fund shares | $ | 149 | $ | 98 | $ | 48 | $ | 23,921 | $ | — |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

| | Parnassus Core Equity Fund<sup>SM</sup> - Investor Shares | Pax World Balanced Fund - Individual Investor Class | PIMCO CommodityRealReturn Strategy Fund® - Administrative Class | PIMCO Real Return Portfolio - Administrative Class | Pioneer Equity Income Fund - Class Y Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 17,371 | $ 44,918 | $ 14 | $ 127,404 | $ 8,438 |
| Total assets | 17,371 | 44,918 | 14 | 127,404 | 8,438 |
| Net assets | $ 17,371 | $ 44,918 | $ 14 | $ 127,404 | $ 8,438 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 17,371 | $ 44,918 | $ 14 | $ 127,404 | $ 8,438 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 17,371 | $ 44,918 | $ 14 | $ 127,404 | $ 8,438 |
| | | | | | |
| Total number of mutual fund shares | 426,899 | 1,895,271 | 3,237 | 9,945,646 | 243,372 |
| | | | | | |
| Cost of mutual fund shares | $ 15,734 | $ 42,102 | $ 16 | $ 140,850 | $ 8,157 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Pioneer High Yield Fund - Class A Shares | Pioneer Strategic Income Fund - Class A Shares | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer Equity Income VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 2,023 | $ 1,354 | $ 10,371 | $ 9 | $ 23,270 |
| Total assets | 2,023 | 1,354 | 10,371 | 9 | 23,270 |
| Net assets | $ 2,023 | $ 1,354 | $ 10,371 | $ 9 | $ 23,270 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,023 | $ 1,354 | $ 10,371 | $ 9 | $ 23,270 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 2,023 | $ 1,354 | $ 10,371 | $ 9 | $ 23,270 |
| | | | | | |
| Total number of mutual fund shares | 207,743 | 126,170 | 478,125 | 311 | 2,411,380 |
| | | | | | |
| Cost of mutual fund shares | $ 2,144 | $ 1,407 | $ 12,818 | $ 9 | $ 25,157 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Prudential Jennison Utility Fund - Class Z | Columbia Diversified Equity Income Fund - Class K Shares | Columbia Diversified Equity Income Fund - Class R4 Shares | Royce Total Return Fund - K Class | SMALLCAP World Fund® - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 23 | $ 10,975 | $ 114 | $ 2 | $ 11,841 |
| Total assets | 23 | 10,975 | 114 | 2 | 11,841 |
| Net assets | $ 23 | $ 10,975 | $ 114 | $ 2 | $ 11,841 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 23 | $ 10,975 | $ 114 | $ 2 | $ 11,841 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 23 | $ 10,975 | $ 114 | $ 2 | $ 11,841 |
| | | | | | |
| Total number of mutual fund shares | 1,480 | 784,517 | 8,170 | 151 | 263,307 |
| | | | | | |
| Cost of mutual fund shares | $ 25 | $ 9,012 | $ 88 | $ 2 | $ 11,292 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

| | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Advisor Class | Templeton Global Bond Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,035 | $ 330 | $ 1,602 | $ 38,088 | $ 180,054 |
| Total assets | 1,035 | 330 | 1,602 | 38,088 | 180,054 |
| Net assets | $ 1,035 | $ 330 | $ 1,602 | $ 38,088 | $ 180,054 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,035 | $ 330 | $ 1,602 | $ 38,088 | $ 180,054 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 1,035 | $ 330 | $ 1,602 | $ 38,088 | $ 180,054 |
| | | | | | |
| Total number of mutual fund shares | 36,494 | 9,653 | 229,800 | 3,069,152 | 14,450,595 |
| | | | | | |
| Cost of mutual fund shares | $ 876 | $ 278 | $ 1,665 | $ 40,341 | $ 188,668 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Third Avenue Real Estate Value Fund - Institutional Class | Thornburg International Value Fund - Class R4 | USAA Precious Metals and Minerals Fund - Adviser Shares | Diversified Value Portfolio | Equity Income Portfolio |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 4 | $ 45 | $ 9,095 | $ 116 | $ 249 |
| Total assets | 4 | 45 | 9,095 | 116 | 249 |
| Net assets | $ 4 | $ 45 | $ 9,095 | $ 116 | $ 249 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4 | $ 45 | $ 9,095 | $ 116 | $ 249 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 4 | $ 45 | $ 9,095 | $ 116 | $ 249 |
| | | | | | |
| Total number of mutual fund shares | 117 | 1,682 | 776,044 | 6,194 | 10,798 |
| | | | | | |
| Cost of mutual fund shares | $ 4 | $ 46 | $ 11,443 | $ 82 | $ 189 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

| | Small Company Growth Portfolio | Victory Integrity Small-Cap Value Fund - Class Y Shares | Victory Small Company Opportunity Fund - Class R | Voya Balanced Portfolio - Class I | Voya Growth Opportunities Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 24 | $ 6 | $ 25 | $ 299,629 | $ 100 |
| Total assets | 24 | 6 | 25 | 299,629 | 100 |
| Net assets | $ 24 | $ 6 | $ 25 | $ 299,629 | $ 100 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 24 | $ 6 | $ 25 | $ 281,841 | $ 100 |
| Contracts in payout (annuitization) | — | — | — | 17,788 | — |
| Total net assets | $ 24 | $ 6 | $ 25 | $ 299,629 | $ 100 |
| | | | | | |
| Total number of mutual fund shares | 985 | 167 | 660 | 20,466,452 | 3,188 |
| | | | | | |
| Cost of mutual fund shares | $ 21 | $ 6 | $ 23 | $ 245,763 | $ 91 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya Large Cap Value Fund - Class A | Voya Real Estate Fund - Class A | Voya GNMA Income Fund - Class A | Voya Intermediate Bond Fund - Class A | Voya Intermediate Bond Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 7 | $ 2,025 | $ 3,484 | $ 1,774 | $ 351,128 |
| Total assets | 7 | 2,025 | 3,484 | 1,774 | 351,128 |
| Net assets | $ 7 | $ 2,025 | $ 3,484 | $ 1,774 | $ 351,128 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 7 | $ 2,025 | $ 3,484 | $ 1,774 | $ 337,109 |
| Contracts in payout (annuitization) | — | — | — | — | 14,019 |
| Total net assets | $ 7 | $ 2,025 | $ 3,484 | $ 1,774 | $ 351,128 |
| | | | | | |
| Total number of mutual fund shares | 524 | 102,157 | 401,397 | 175,596 | 27,219,230 |
| | | | | | |
| Cost of mutual fund shares | $ 7 | $ 1,557 | $ 3,590 | $ 1,767 | $ 339,985 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya Intermediate Bond Portfolio - Class S | Voya Global Perspectives Portfolio - Class I | Voya Global Resources Portfolio - Institutional Class | Voya Global Resources Portfolio - Service Class | Voya High Yield Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 981 | $ 922 | $ 25 | $ 82,002 | $ 44 |
| Total assets | 981 | 922 | 25 | 82,002 | 44 |
| Net assets | $ 981 | $ 922 | $ 25 | $ 82,002 | $ 44 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 981 | $ 922 | $ 25 | $ 82,002 | $ 44 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 981 | $ 922 | $ 25 | $ 82,002 | $ 44 |
| | | | | | |
| Total number of mutual fund shares | 76,465 | 83,865 | 1,341 | 4,454,226 | 4,309 |
| | | | | | |
| Cost of mutual fund shares | $ 975 | $ 927 | $ 31 | $ 82,838 | $ 45 |

*The accompanying notes are an integral part of these financial statements.*

**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya High Yield Portfolio - Institutional Class | Voya High Yield Portfolio - Service Class | Voya Large Cap Growth Portfolio - Adviser Class | Voya Large Cap Growth Portfolio - Institutional Class | Voya Large Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 31,277 | $ 24,624 | $ 210 | $ 434,528 | $ 5,413 |
| Total assets | 31,277 | 24,624 | 210 | 434,528 | 5,413 |
| Net assets | $ 31,277 | $ 24,624 | $ 210 | $ 434,528 | $ 5,413 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 31,277 | $ 24,624 | $ 210 | $ 433,537 | $ 5,413 |
| Contracts in payout (annuitization) | — | — | — | 991 | — |
| Total net assets | $ 31,277 | $ 24,624 | $ 210 | $ 434,528 | $ 5,413 |
| | | | | | |
| Total number of mutual fund shares | 3,093,667 | 2,438,062 | 11,014 | 21,672,218 | 274,496 |
| | | | | | |
| Cost of mutual fund shares | $ 32,656 | $ 25,553 | $ 156 | $ 351,368 | $ 5,087 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya Large Cap Value Portfolio - Adviser Class | Voya Large Cap Value Portfolio - Institutional Class | Voya Large Cap Value Portfolio - Service Class | Voya Limited Maturity Bond Portfolio - Adviser Class | Voya Multi-Manager Large Cap Core Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 24 | $ 384,229 | $ 1,681 | $ 19 | $ 17,240 |
| Total assets | 24 | 384,229 | 1,681 | 19 | 17,240 |
| Net assets | $ 24 | $ 384,229 | $ 1,681 | $ 19 | $ 17,240 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 24 | $ 380,027 | $ 1,681 | $ 19 | $ 16,970 |
| Contracts in payout (annuitization) | — | 4,202 | — | — | 270 |
| Total net assets | $ 24 | $ 384,229 | $ 1,681 | $ 19 | $ 17,240 |
| | | | | | |
| Total number of mutual fund shares | 1,965 | 30,738,309 | 135,920 | 1,884 | 1,103,004 |
| | | | | | |
| Cost of mutual fund shares | $ 21 | $ 290,786 | $ 1,665 | $ 19 | $ 13,356 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya Multi-Manager Large Cap Core Portfolio - Service Class | Voya U.S. Bond Index Portfolio - Class I | Voya U.S. Stock Index Portfolio - Institutional Class | VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | VY® Clarion Global Real Estate Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 382 | $ 12,284 | $ 19,708 | $ 43 | $ 7 |
| Total assets | 382 | 12,284 | 19,708 | 43 | 7 |
| Net assets | $ 382 | $ 12,284 | $ 19,708 | $ 43 | $ 7 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 382 | $ 12,284 | $ 19,708 | $ 43 | $ 7 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 382 | $ 12,284 | $ 19,708 | $ 43 | $ 7 |
| | | | | | |
| Total number of mutual fund shares | 24,443 | 1,141,605 | 1,342,474 | 4,695 | 622 |
| | | | | | |
| Cost of mutual fund shares | $ 298 | $ 12,387 | $ 16,840 | $ 48 | $ 7 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | VY® Clarion Global Real Estate Portfolio - Institutional Class | VY® Clarion Real Estate Portfolio - Adviser Class | VY® Clarion Real Estate Portfolio - Institutional Class | VY® Clarion Real Estate Portfolio - Service Class | VY® FMR Diversified Mid Cap Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 92,705 | $ 53 | $ 2,409 | $ 65,786 | $ 37,011 |
| Total assets | 92,705 | 53 | 2,409 | 65,786 | 37,011 |
| Net assets | $ 92,705 | $ 53 | $ 2,409 | $ 65,786 | $ 37,011 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 92,705 | $ 53 | $ — | $ 65,786 | $ 37,011 |
| Contracts in payout (annuitization) | — | — | 2,409 | — | — |
| Total net assets | $ 92,705 | $ 53 | $ 2,409 | $ 65,786 | $ 37,011 |
| | | | | | |
| Total number of mutual fund shares | 7,512,571 | 1,583 | 68,490 | 1,876,386 | 1,988,745 |
| | | | | | |
| Cost of mutual fund shares | $ 74,269 | $ 42 | $ 1,763 | $ 44,359 | $ 32,605 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | VY® FMR Diversified Mid Cap Portfolio - Service Class | VY® FMR Diversified Mid Cap Portfolio - Service 2 Class | VY® Invesco Growth and Income Portfolio - Institutional Class | VY® Invesco Growth and Income Portfolio - Service Class | VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 54,794 | $ 40 | $ 22,583 | $ 27,024 | $ 321 |
| Total assets | 54,794 | 40 | 22,583 | 27,024 | 321 |
| Net assets | $ 54,794 | $ 40 | $ 22,583 | $ 27,024 | $ 321 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 54,794 | $ 40 | $ 22,583 | $ 27,024 | $ 321 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 54,794 | $ 40 | $ 22,583 | $ 27,024 | $ 321 |
| | | | | | |
| Total number of mutual fund shares | 2,968,269 | 2,208 | 712,176 | 849,020 | 19,305 |
| | | | | | |
| Cost of mutual fund shares | $ 45,073 | $ 36 | $ 19,976 | $ 20,737 | $ 351 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class | VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class | VY® JPMorgan Small Cap Core Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 22,492 | $ 20,091 | $ 24 | $ 26,704 | $ 22,043 |
| Total assets | 22,492 | 20,091 | 24 | 26,704 | 22,043 |
| Net assets | $ 22,492 | $ 20,091 | $ 24 | $ 26,704 | $ 22,043 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 22,492 | $ 20,091 | $ 24 | $ 26,704 | $ 22,043 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 22,492 | $ 20,091 | $ 24 | $ 26,704 | $ 22,043 |
| | | | | | |
| Total number of mutual fund shares | 1,294,879 | 1,162,701 | 1,197 | 1,290,064 | 1,075,815 |
| | | | | | |
| Cost of mutual fund shares | $ 25,925 | $ 23,112 | $ 17 | $ 23,009 | $ 18,642 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | VY® Morgan Stanley Global Franchise Portfolio - Adviser Class | VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class | VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | VY® T. Rowe Price Equity Income Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 30 | $ 403 | $ 191,423 | $ 564,335 | $ 1,535 |
| Total assets | 30 | 403 | 191,423 | 564,335 | 1,535 |
| Net assets | $ 30 | $ 403 | $ 191,423 | $ 564,335 | $ 1,535 |
| **Net assets** | | | | | |
| Accumulation units | $ 30 | $ 403 | $ 191,423 | $ 564,335 | $ 1,535 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 30 | $ 403 | $ 191,423 | $ 564,335 | $ 1,535 |
| Total number of mutual fund shares | 1,837 | 14,384 | 6,648,943 | 19,588,147 | 94,217 |
| Cost of mutual fund shares | $ 30 | $ 362 | $ 172,171 | $ 451,032 | $ 1,139 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | VY® T. Rowe Price Equity Income Portfolio - Service Class | VY® T. Rowe Price International Stock Portfolio - Adviser Class | VY® T. Rowe Price International Stock Portfolio - Service Class | VY® Templeton Global Growth Portfolio - Institutional Class | VY® Templeton Global Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 121,652 | $ 117 | $ 7,682 | $ 806 | $ 6,583 |
| Total assets | 121,652 | 117 | 7,682 | 806 | 6,583 |
| Net assets | $ 121,652 | $ 117 | $ 7,682 | $ 806 | $ 6,583 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 121,431 | $ 117 | $ 7,682 | $ 806 | $ 6,583 |
| Contracts in payout (annuitization) | 221 | — | — | — | — |
| Total net assets | $ 121,652 | $ 117 | $ 7,682 | $ 806 | $ 6,583 |
| | | | | | |
| Total number of mutual fund shares | 7,377,290 | 9,015 | 593,641 | 52,336 | 425,804 |
| | | | | | |
| Cost of mutual fund shares | $ 83,676 | $ 100 | $ 6,485 | $ 646 | $ 5,874 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

| | Voya Money Market Portfolio - Class I | Voya Global Real Estate Fund - Class A | Voya Multi-Manager International Small Cap Fund - Class A | Voya Aggregate Bond Portfolio - Adviser Class | Voya Aggregate Bond Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 236,364 | $ 151 | $ 328 | $ 1,890 | $ 2,478 |
| Total assets | 236,364 | 151 | 328 | 1,890 | 2,478 |
| Net assets | $ 236,364 | $ 151 | $ 328 | $ 1,890 | $ 2,478 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 234,419 | $ 151 | $ 328 | $ 1,890 | $ 2,478 |
| Contracts in payout (annuitization) | 1,945 | — | — | — | — |
| Total net assets | $ 236,364 | $ 151 | $ 328 | $ 1,890 | $ 2,478 |
| | | | | | |
| Total number of mutual fund shares | 236,363,825 | 7,448 | 7,222 | 162,373 | 207,182 |
| | | | | | |
| Cost of mutual fund shares | $ 236,364 | $ 132 | $ 299 | $ 1,909 | $ 2,443 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya Aggregate Bond Portfolio - Service Class | Voya Global Bond Portfolio - Adviser Class | Voya Global Bond Portfolio - Initial Class | Voya Global Bond Portfolio - Service Class | Voya Index Solution 2015 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 169,930 | $ 272 | $ 96,508 | $ 932 | $ 692 |
| Total assets | 169,930 | 272 | 96,508 | 932 | 692 |
| Net assets | $ 169,930 | $ 272 | $ 96,508 | $ 932 | $ 692 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 165,063 | $ 272 | $ 94,173 | $ 922 | $ 692 |
| Contracts in payout (annuitization) | 4,867 | — | 2,335 | 10 | — |
| Total net assets | $ 169,930 | $ 272 | $ 96,508 | $ 932 | $ 692 |
| | | | | | |
| Total number of mutual fund shares | 14,340,125 | 26,378 | 9,261,779 | 89,260 | 63,873 |
| | | | | | |
| Cost of mutual fund shares | $ 171,195 | $ 299 | $ 104,125 | $ 1,001 | $ 696 |

*The accompanying notes are an integral part of these financial statements.*

**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya Index Solution 2015 Portfolio - Service Class | Voya Index Solution 2015 Portfolio - Service 2 Class | Voya Index Solution 2025 Portfolio - Initial Class | Voya Index Solution 2025 Portfolio - Service Class | Voya Index Solution 2025 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,310 | $ 1,223 | $ 2,587 | $ 2,410 | $ 4,350 |
| Total assets | 1,310 | 1,223 | 2,587 | 2,410 | 4,350 |
| Net assets | $ 1,310 | $ 1,223 | $ 2,587 | $ 2,410 | $ 4,350 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,310 | $ 1,223 | $ 2,587 | $ 2,410 | $ 4,350 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 1,310 | $ 1,223 | $ 2,587 | $ 2,410 | $ 4,350 |
| | | | | | |
| Total number of mutual fund shares | 121,819 | 115,727 | 220,709 | 207,576 | 380,273 |
| | | | | | |
| Cost of mutual fund shares | $ 1,296 | $ 1,208 | $ 2,531 | $ 2,375 | $ 3,976 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya Index Solution 2035 Portfolio - Initial Class | Voya Index Solution 2035 Portfolio - Service Class | Voya Index Solution 2035 Portfolio - Service 2 Class | Voya Index Solution 2045 Portfolio - Initial Class | Voya Index Solution 2045 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 2,313 | $ 1,641 | $ 3,006 | $ 1,768 | $ 785 |
| Total assets | 2,313 | 1,641 | 3,006 | 1,768 | 785 |
| Net assets | $ 2,313 | $ 1,641 | $ 3,006 | $ 1,768 | $ 785 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,313 | $ 1,641 | $ 3,006 | $ 1,768 | $ 785 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 2,313 | $ 1,641 | $ 3,006 | $ 1,768 | $ 785 |
| | | | | | |
| Total number of mutual fund shares | 191,008 | 136,859 | 254,070 | 141,917 | 63,710 |
| | | | | | |
| Cost of mutual fund shares | $ 2,210 | $ 1,588 | $ 2,668 | $ 1,755 | $ 777 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya Index Solution 2045 Portfolio - Service 2 Class | Voya Index Solution 2055 Portfolio - Initial Class | Voya Index Solution 2055 Portfolio - Service Class | Voya Index Solution 2055 Portfolio - Service 2 Class | Voya Index Solution Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 2,238 | $ 424 | $ 446 | $ 368 | $ 468 |
| Total assets | 2,238 | 424 | 446 | 368 | 468 |
| Net assets | $ 2,238 | $ 424 | $ 446 | $ 368 | $ 468 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,238 | $ 424 | $ 446 | $ 368 | $ 468 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 2,238 | $ 424 | $ 446 | $ 368 | $ 468 |
| | | | | | |
| Total number of mutual fund shares | 184,028 | 28,406 | 30,062 | 25,026 | 43,512 |
| | | | | | |
| Cost of mutual fund shares | $ 1,974 | $ 412 | $ 455 | $ 337 | $ 474 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya Index Solution Income Portfolio - Service Class | Voya Index Solution Income Portfolio - Service 2 Class | Voya Solution 2015 Portfolio - Adviser Class | Voya Solution 2015 Portfolio - Initial Class | Voya Solution 2015 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,094 | $ 288 | $ 905 | $ 3,054 | $ 68,097 |
| Total assets | 1,094 | 288 | 905 | 3,054 | 68,097 |
| Net assets | $ 1,094 | $ 288 | $ 905 | $ 3,054 | $ 68,097 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,094 | $ 288 | $ 905 | $ 3,054 | $ 68,097 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 1,094 | $ 288 | $ 905 | $ 3,054 | $ 68,097 |
| | | | | | |
| Total number of mutual fund shares | 102,619 | 27,517 | 74,655 | 246,921 | 5,549,847 |
| | | | | | |
| Cost of mutual fund shares | $ 1,099 | $ 288 | $ 789 | $ 2,919 | $ 60,699 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya Solution 2015 Portfolio - Service 2 Class | Voya Solution 2025 Portfolio - Adviser Class | Voya Solution 2025 Portfolio - Initial Class | Voya Solution 2025 Portfolio - Service Class | Voya Solution 2025 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 8,129 | $ 492 | $ 1,478 | $ 142,609 | $ 15,200 |
| Total assets | 8,129 | 492 | 1,478 | 142,609 | 15,200 |
| Net assets | $ 8,129 | $ 492 | $ 1,478 | $ 142,609 | $ 15,200 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 8,129 | $ 492 | $ 1,478 | $ 142,609 | $ 15,200 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 8,129 | $ 492 | $ 1,478 | $ 142,609 | $ 15,200 |
| | | | | | |
| Total number of mutual fund shares | 679,079 | 38,322 | 112,669 | 10,969,942 | 1,196,865 |
| | | | | | |
| Cost of mutual fund shares | $ 7,457 | $ 417 | $ 1,531 | $ 118,437 | $ 13,490 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya Solution 2035 Portfolio - Adviser Class | Voya Solution 2035 Portfolio - Initial Class | Voya Solution 2035 Portfolio - Service Class | Voya Solution 2035 Portfolio - Service 2 Class | Voya Solution 2045 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 183 | $ 2,695 | $ 136,761 | $ 13,637 | $ 114 |
| Total assets | 183 | 2,695 | 136,761 | 13,637 | 114 |
| Net assets | $ 183 | $ 2,695 | $ 136,761 | $ 13,637 | $ 114 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 183 | $ 2,695 | $ 136,761 | $ 13,637 | $ 114 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 183 | $ 2,695 | $ 136,761 | $ 13,637 | $ 114 |
| | | | | | |
| Total number of mutual fund shares | 13,865 | 199,478 | 10,213,685 | 1,048,162 | 8,415 |
| | | | | | |
| Cost of mutual fund shares | $ 152 | $ 2,551 | $ 113,465 | $ 12,131 | $ 99 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya Solution 2045 Portfolio - Initial Class | Voya Solution 2045 Portfolio - Service Class | Voya Solution 2045 Portfolio - Service 2 Class | Voya Solution 2055 Portfolio - Initial Class | Voya Solution 2055 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,526 | $ 98,309 | $ 7,963 | $ 777 | $ 10,817 |
| Total assets | 1,526 | 98,309 | 7,963 | 777 | 10,817 |
| Net assets | $ 1,526 | $ 98,309 | $ 7,963 | $ 777 | $ 10,817 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,526 | $ 98,309 | $ 7,963 | $ 777 | $ 10,817 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 1,526 | $ 98,309 | $ 7,963 | $ 777 | $ 10,817 |
| | | | | | |
| Total number of mutual fund shares | 109,787 | 7,144,585 | 590,280 | 53,600 | 752,757 |
| | | | | | |
| Cost of mutual fund shares | $ 1,408 | $ 79,962 | $ 7,198 | $ 752 | $ 10,205 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

| | Voya Solution 2055 Portfolio - Service 2 Class | Voya Solution Balanced Portfolio - Service Class | Voya Solution Income Portfolio - Adviser Class | Voya Solution Income Portfolio - Initial Class | Voya Solution Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 887 | $ 4,280 | $ 206 | $ 3,290 | $ 17,739 |
| Total assets | 887 | 4,280 | 206 | 3,290 | 17,739 |
| Net assets | $ 887 | $ 4,280 | $ 206 | $ 3,290 | $ 17,739 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 887 | $ 4,280 | $ 206 | $ 3,290 | $ 17,739 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 887 | $ 4,280 | $ 206 | $ 3,290 | $ 17,739 |
| | | | | | |
| Total number of mutual fund shares | 61,996 | 400,026 | 17,746 | 277,434 | 1,508,458 |
| | | | | | |
| Cost of mutual fund shares | $ 866 | $ 4,083 | $ 195 | $ 3,234 | $ 16,786 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya Solution Income Portfolio - Service 2 Class | Voya Solution Moderately Conservative Portfolio - Service Class | VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | VY® American Century Small-Mid Cap Value Portfolio - Initial Class | VY® American Century Small-Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,210 | $ 6,119 | $ 153 | $ 19,231 | $ 60,125 |
| Total assets | 1,210 | 6,119 | 153 | 19,231 | 60,125 |
| Net assets | $ 1,210 | $ 6,119 | $ 153 | $ 19,231 | $ 60,125 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,210 | $ 6,119 | $ 153 | $ 19,231 | $ 59,365 |
| Contracts in payout (annuitization) | — | — | — | — | 760 |
| Total net assets | $ 1,210 | $ 6,119 | $ 153 | $ 19,231 | $ 60,125 |
| | | | | | |
| Total number of mutual fund shares | 105,212 | 573,485 | 11,079 | 1,335,492 | 4,219,286 |
| | | | | | |
| Cost of mutual fund shares | $ 1,130 | $ 6,071 | $ 138 | $ 17,921 | $ 50,776 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

| | VY® Baron Growth Portfolio - Adviser Class | VY® Baron Growth Portfolio - Service Class | VY® Columbia Contrarian Core Portfolio - Service Class | VY® Columbia Small Cap Value II Portfolio - Adviser Class | VY® Columbia Small Cap Value II Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 420 | $ 175,509 | $ 15,271 | $ 254 | $ 4,730 |
| Total assets | 420 | 175,509 | 15,271 | 254 | 4,730 |
| Net assets | $ 420 | $ 175,509 | $ 15,271 | $ 254 | $ 4,730 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 420 | $ 174,299 | $ 15,169 | $ 254 | $ 4,730 |
| Contracts in payout (annuitization) | — | 1,210 | 102 | — | — |
| Total net assets | $ 420 | $ 175,509 | $ 15,271 | $ 254 | $ 4,730 |
| | | | | | |
| Total number of mutual fund shares | 13,833 | 5,591,250 | 624,575 | 15,667 | 285,276 |
| | | | | | |
| Cost of mutual fund shares | $ 302 | $ 107,448 | $ 11,315 | $ 177 | $ 3,651 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | VY® Fidelity® VIP Mid Cap Portfolio - Service Class | VY® Invesco Comstock Portfolio - Adviser Class | VY® Invesco Comstock Portfolio - Service Class | VY® Invesco Equity and Income Portfolio - Adviser Class | VY® Invesco Equity and Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 4,092 | $ 482 | $ 76,270 | $ 1,674 | $ 350,430 |
| Total assets | 4,092 | 482 | 76,270 | 1,674 | 350,430 |
| Net assets | $ 4,092 | $ 482 | $ 76,270 | $ 1,674 | $ 350,430 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4,092 | $ 482 | $ 74,913 | $ 1,674 | $ 346,566 |
| Contracts in payout (annuitization) | — | — | 1,357 | — | 3,864 |
| Total net assets | $ 4,092 | $ 482 | $ 76,270 | $ 1,674 | $ 350,430 |
| | | | | | |
| Total number of mutual fund shares | 242,403 | 29,362 | 4,614,045 | 36,204 | 7,467,084 |
| | | | | | |
| Cost of mutual fund shares | $ 3,238 | $ 306 | $ 53,678 | $ 1,525 | $ 287,209 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2014
*(Dollars in thousands)*

| | VY® Invesco Equity and Income Portfolio - Service Class | VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | VY® JPMorgan Mid Cap Value Portfolio - Initial Class | VY® JPMorgan Mid Cap Value Portfolio - Service Class | VY® Oppenheimer Global Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 3,362 | $ 406 | $ 6,939 | $ 68,476 | $ 559 |
| Total assets | 3,362 | 406 | 6,939 | 68,476 | 559 |
| Net assets | $ 3,362 | $ 406 | $ 6,939 | $ 68,476 | $ 559 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 3,362 | $ 406 | $ 6,939 | $ 67,009 | $ 559 |
| Contracts in payout (annuitization) | — | — | — | 1,467 | — |
| Total net assets | $ 3,362 | $ 406 | $ 6,939 | $ 68,476 | $ 559 |
| | | | | | |
| Total number of mutual fund shares | 72,165 | 18,087 | 303,696 | 3,016,568 | 30,709 |
| | | | | | |
| Cost of mutual fund shares | $ 3,393 | $ 257 | $ 6,067 | $ 48,263 | $ 405 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | VY® Oppenheimer Global Portfolio - Initial Class | VY® Oppenheimer Global Portfolio - Service Class | VY® Pioneer High Yield Portfolio - Initial Class | VY® Pioneer High Yield Portfolio - Service Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 576,327 | $ 1,101 | $ 43,987 | $ 788 | $ 386 |
| Total assets | 576,327 | 1,101 | 43,987 | 788 | 386 |
| Net assets | $ 576,327 | $ 1,101 | $ 43,987 | $ 788 | $ 386 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 572,394 | $ 1,101 | $ 42,916 | $ 788 | $ 386 |
| Contracts in payout (annuitization) | 3,933 | — | 1,071 | — | — |
| Total net assets | $ 576,327 | $ 1,101 | $ 43,987 | $ 788 | $ 386 |
| | | | | | |
| Total number of mutual fund shares | 30,590,590 | 60,214 | 3,702,642 | 66,406 | 33,776 |
| | | | | | |
| Cost of mutual fund shares | $ 410,050 | $ 825 | $ 44,543 | $ 776 | $ 272 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | VY® T. Rowe Price Growth Equity Portfolio - Initial Class | VY® T. Rowe Price Growth Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 404,023 | $ 1,070 | $ 1,484 | $ 337,335 | $ 4,148 |
| Total assets | 404,023 | 1,070 | 1,484 | 337,335 | 4,148 |
| Net assets | $ 404,023 | $ 1,070 | $ 1,484 | $ 337,335 | $ 4,148 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 402,008 | $ 1,070 | $ 1,484 | $ 335,150 | $ 4,148 |
| Contracts in payout (annuitization) | 2,015 | — | — | 2,185 | — |
| Total net assets | $ 404,023 | $ 1,070 | $ 1,484 | $ 337,335 | $ 4,148 |
| | | | | | |
| Total number of mutual fund shares | 33,307,772 | 90,149 | 17,147 | 3,741,935 | 46,959 |
| | | | | | |
| Cost of mutual fund shares | $ 275,796 | $ 866 | $ 849 | $ 210,777 | $ 2,909 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | VY® Templeton Foreign Equity Portfolio - Adviser Class | VY® Templeton Foreign Equity Portfolio - Initial Class | VY® Templeton Foreign Equity Portfolio - Service Class | Voya Core Equity Research Fund - Class A | Voya Strategic Allocation Conservative Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 409 | $ 99,808 | $ 328 | $ 167 | $ 38,249 |
| Total assets | 409 | 99,808 | 328 | 167 | 38,249 |
| Net assets | $ 409 | $ 99,808 | $ 328 | $ 167 | $ 38,249 |
| **Net assets** | | | | | |
| Accumulation units | $ 409 | $ 97,830 | $ 328 | $ 167 | $ 37,307 |
| Contracts in payout (annuitization) | — | 1,978 | — | — | 942 |
| Total net assets | $ 409 | $ 99,808 | $ 328 | $ 167 | $ 38,249 |
| Total number of mutual fund shares | 34,376 | 8,289,701 | 27,419 | 10,162 | 3,026,024 |
| Cost of mutual fund shares | $ 385 | $ 91,934 | $ 289 | $ 142 | $ 32,826 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya Strategic Allocation Growth Portfolio - Class I | Voya Strategic Allocation Moderate Portfolio - Class I | Voya Growth and Income Portfolio - Class A | Voya Growth and Income Portfolio - Class I | Voya Growth and Income Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 75,559 | $ 68,770 | $ 1,598 | $ 1,371,748 | $ 281 |
| Total assets | 75,559 | 68,770 | 1,598 | 1,371,748 | 281 |
| Net assets | $ 75,559 | $ 68,770 | $ 1,598 | $ 1,371,748 | $ 281 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 74,824 | $ 67,407 | $ 1,598 | $ 1,285,846 | $ 281 |
| Contracts in payout (annuitization) | 735 | 1,363 | — | 85,902 | — |
| Total net assets | $ 75,559 | $ 68,770 | $ 1,598 | $ 1,371,748 | $ 281 |
| | | | | | |
| Total number of mutual fund shares | 5,475,314 | 5,233,643 | 52,790 | 44,784,444 | 9,255 |
| | | | | | |
| Cost of mutual fund shares | $ 58,720 | $ 53,996 | $ 1,350 | $ 1,019,413 | $ 271 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya Index Plus LargeCap Portfolio - Class I | Voya Index Plus LargeCap Portfolio - Class S | Voya Index Plus MidCap Portfolio - Class I | Voya Index Plus MidCap Portfolio - Class S | Voya Index Plus SmallCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 348,666 | $ 318 | $ 366,118 | $ 364 | $ 149,688 |
| Total assets | 348,666 | 318 | 366,118 | 364 | 149,688 |
| Net assets | $ 348,666 | $ 318 | $ 366,118 | $ 364 | $ 149,688 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 343,868 | $ 318 | $ 364,432 | $ 364 | $ 148,615 |
| Contracts in payout (annuitization) | 4,798 | — | 1,686 | — | 1,073 |
| Total net assets | $ 348,666 | $ 318 | $ 366,118 | $ 364 | $ 149,688 |
| | | | | | |
| Total number of mutual fund shares | 15,510,070 | 14,280 | 14,894,948 | 14,993 | 6,536,596 |
| | | | | | |
| Cost of mutual fund shares | $ 224,386 | $ 188 | $ 246,011 | $ 236 | $ 96,575 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya Index Plus SmallCap Portfolio - Class S | Voya International Index Portfolio - Class I | Voya International Index Portfolio - Class S | Voya Russell™ Large Cap Growth Index Portfolio - Class I | Voya Russell™ Large Cap Growth Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 278 | $ 26,942 | $ 7 | $ 18,455 | $ 1,040 |
| Total assets | 278 | 26,942 | 7 | 18,455 | 1,040 |
| Net assets | $ 278 | $ 26,942 | $ 7 | $ 18,455 | $ 1,040 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 278 | $ 26,377 | $ 7 | $ 18,182 | $ 1,040 |
| Contracts in payout (annuitization) | — | 565 | — | 273 | — |
| Total net assets | $ 278 | $ 26,942 | $ 7 | $ 18,455 | $ 1,040 |
| | | | | | |
| Total number of mutual fund shares | 12,276 | 2,875,313 | 711 | 757,904 | 42,925 |
| | | | | | |
| Cost of mutual fund shares | $ 169 | $ 24,578 | $ 6 | $ 14,957 | $ 707 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya Russell™ Large Cap Index Portfolio - Class I | Voya Russell™ Large Cap Index Portfolio - Class S | Voya Russell™ Large Cap Value Index Portfolio - Class I | Voya Russell™ Large Cap Value Index Portfolio - Class S | Voya Russell™ Mid Cap Growth Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 52,083 | $ 412 | $ 399 | $ 8,242 | $ 10,138 |
| Total assets | 52,083 | 412 | 399 | 8,242 | 10,138 |
| Net assets | $ 52,083 | $ 412 | $ 399 | $ 8,242 | $ 10,138 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 52,083 | $ — | $ 399 | $ 8,242 | $ 10,138 |
| Contracts in payout (annuitization) | — | 412 | — | — | — |
| Total net assets | $ 52,083 | $ 412 | $ 399 | $ 8,242 | $ 10,138 |
| | | | | | |
| Total number of mutual fund shares | 3,269,493 | 26,030 | 19,916 | 413,562 | 372,868 |
| | | | | | |
| Cost of mutual fund shares | $ 38,690 | $ 344 | $ 330 | $ 6,942 | $ 7,468 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya Russell™ Mid Cap Index Portfolio - Class I | Voya Russell™ Small Cap Index Portfolio - Class I | Voya Small Company Portfolio - Class I | Voya Small Company Portfolio - Class S | Voya International Value Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 62,848 | $ 29,802 | $ 151,114 | $ 301 | $ 52,469 |
| Total assets | 62,848 | 29,802 | 151,114 | 301 | 52,469 |
| Net assets | $ 62,848 | $ 29,802 | $ 151,114 | $ 301 | $ 52,469 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 62,848 | $ 29,802 | $ 149,043 | $ 301 | $ 50,705 |
| Contracts in payout (annuitization) | — | — | 2,071 | — | 1,764 |
| Total net assets | $ 62,848 | $ 29,802 | $ 151,114 | $ 301 | $ 52,469 |
| | | | | | |
| Total number of mutual fund shares | 3,637,059 | 1,806,165 | 6,499,545 | 13,183 | 5,901,974 |
| | | | | | |
| Cost of mutual fund shares | $ 50,543 | $ 25,489 | $ 116,761 | $ 236 | $ 49,735 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Voya International Value Portfolio - Class S | Voya MidCap Opportunities Portfolio - Class I | Voya MidCap Opportunities Portfolio - Class S | Voya SmallCap Opportunities Portfolio - Class I | Voya SmallCap Opportunities Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 148 | $ 131,603 | $ 1,396 | $ 42,392 | $ 139 |
| Total assets | 148 | 131,603 | 1,396 | 42,392 | 139 |
| Net assets | $ 148 | $ 131,603 | $ 1,396 | $ 42,392 | $ 139 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 148 | $ 131,603 | $ 1,396 | $ 42,392 | $ 139 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 148 | $ 131,603 | $ 1,396 | $ 42,392 | $ 139 |
| | | | | | |
| Total number of mutual fund shares | 16,284 | 8,675,209 | 95,242 | 1,516,694 | 5,199 |
| | | | | | |
| Cost of mutual fund shares | $ 132 | $ 122,369 | $ 1,236 | $ 36,027 | $ 115 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Wanger International | Wanger Select | Wanger USA | Washington Mutual Investors Fund[SM] - Class R-3 | Washington Mutual Investors Fund[SM] - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 46,020 | $ 73,151 | $ 68,668 | $ 4,859 | $ 132,246 |
| Total assets | 46,020 | 73,151 | 68,668 | 4,859 | 132,246 |
| Net assets | $ 46,020 | $ 73,151 | $ 68,668 | $ 4,859 | $ 132,246 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 46,020 | $ 73,151 | $ 68,668 | $ 4,859 | $ 132,246 |
| Contracts in payout (annuitization) | — | — | — | — | — |
| Total net assets | $ 46,020 | $ 73,151 | $ 68,668 | $ 4,859 | $ 132,246 |
| | | | | | |
| Total number of mutual fund shares | 1,583,089 | 2,218,027 | 1,820,961 | 119,478 | 3,242,902 |
| | | | | | |
| Cost of mutual fund shares | $ 50,701 | $ 55,531 | $ 60,733 | $ 3,728 | $ 100,079 |

*The accompanying notes are an integral part of these financial statements.*

**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2014**
*(Dollars in thousands)*

| | Wells Fargo Advantage Small Cap Value Fund - Class A | Wells Fargo Advantage Special Small Cap Value Fund - Class A |
|---|---|---|
| **Assets** | | |
| Investments in mutual funds | | |
| at fair value | $ 108 | $ 118,489 |
| Total assets | 108 | 118,489 |
| Net assets | $ 108 | $ 118,489 |
| | | |
| **Net assets** | | |
| Accumulation units | $ 108 | $ 118,489 |
| Contracts in payout (annuitization) | — | — |
| Total net assets | $ 108 | $ 118,489 |
| | | |
| Total number of mutual fund shares | 3,824 | 4,212,204 |
| | | |
| Cost of mutual fund shares | $ 124 | $ 94,887 |

*The accompanying notes are an integral part of these financial statements.*

*(Dollars in thousands)*

| | Invesco Floating Rate Fund - Class R5 | Invesco Mid Cap Core Equity Fund - Class A | Invesco Small Cap Growth Fund - Class A | Invesco International Growth Fund - Class R5 | Invesco Endeavor Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ — | $ — | $ 6 | $ — |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | — | 45 | 1 | 2 | — |
| Total expenses | — | 45 | 1 | 2 | — |
| Net investment income (loss) | — | (45) | (1) | 4 | — |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | — | 199 | 2 | 5 | 4 |
| Capital gains distributions | — | 419 | 14 | 12 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | — | 618 | 16 | 17 | 9 |
| Net unrealized appreciation (depreciation) of investments | — | (419) | (9) | (27) | (4) |
| Net realized and unrealized gain (loss) on investments | — | 199 | 7 | (10) | 5 |
| Net increase (decrease) in net assets resulting from operations | $ — | $ 154 | $ 6 | $ (6) | $ 5 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Invesco Global Health Care Fund - Investor Class | Invesco High Yield Fund - Class R5 | Invesco American Value Fund - Class R5 | Invesco Energy Fund - Class R5 | Invesco Small Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 1 | $ — | $ — | $ — |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 3 | — | 1 | — | 3 |
| Total expenses | 3 | — | 1 | — | 3 |
| Net investment income (loss) | (3) | 1 | (1) | — | (3) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 38 | — | (2) | — | 20 |
| Capital gains distributions | 45 | — | 20 | — | 61 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 83 | — | 18 | — | 81 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (15) | (1) | (14) | — | (55) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 68 | (1) | 4 | — | 26 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 65 | $ — | $ 3 | $ — | $ 23 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Invesco V.I. American Franchise Fund - Series I Shares | Invesco V.I. Core Equity Fund - Series I Shares | Alger Capital Appreciation Fund - Class A | Alger Green Fund - Class A | AllianceBernstein Growth and Income Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 11 | $ 345 | $ — | $ — | $ 2 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 279 | 422 | 4 | 41 | 2 |
| Total expenses | 279 | 422 | 4 | 41 | 2 |
| Net investment income (loss) | (268) | (77) | (4) | (41) | — |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1,117 | 2,093 | 19 | 512 | 5 |
| Capital gains distributions | — | 193 | 181 | 102 | 9 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1,117 | 2,286 | 200 | 614 | 14 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1,045 | 521 | (67) | (439) | 1 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 2,162 | 2,807 | 133 | 175 | 15 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,894 | $ 2,730 | $ 129 | $ 134 | $ 15 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | AllianceBernstein Growth and Income Portfolio - Class A | AllianzGI NFJ Dividend Value Fund - Class A | AllianzGI NFJ Large-Cap Value Fund - Institutional Class | AllianzGI NFJ Small-Cap Value Fund - Class A | Amana Growth Fund - Investor Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 8 | $ 5 | $ 1 | $ 14 | $ 146 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 7 | 2 | — | 5 | 387 |
| Total expenses | 7 | 2 | — | 5 | 387 |
| Net investment income (loss) | 1 | 3 | 1 | 9 | (241) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 158 | 7 | — | 29 | 2,393 |
| Capital gains distributions | — | — | — | 115 | 2,432 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 158 | 7 | — | 144 | 4,825 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (115) | 12 | 2 | (148) | 215 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 43 | 19 | 2 | (4) | 5,040 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 44 | $ 22 | $ 3 | $ 5 | $ 4,799 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Amana Income Fund - Investor Class | American Balanced Fund® - Class R-3 | American Beacon Small Cap Value Fund - Investor Class | American Century Investments® Inflation-Adjusted Bond Fund - Investor Class | American Century Investments® Income & Growth Fund - A Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 1,148 | $ 87 | $ — | $ 458 | $ 192 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 723 | 39 | — | 330 | 124 |
| Total expenses | 723 | 39 | — | 330 | 124 |
| Net investment income (loss) | 425 | 48 | — | 128 | 68 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 4,236 | 633 | 1 | (802) | 297 |
| Capital gains distributions | 648 | 403 | 3 | 104 | 562 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 4,884 | 1,036 | 4 | (698) | 859 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 510 | (523) | (1) | 1,104 | 146 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 5,394 | 513 | 3 | 406 | 1,005 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 5,819 | $ 561 | $ 3 | $ 534 | $ 1,073 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Fundamental Investors℠ - Class R-3 | Fundamental Investors℠ - Class R-4 | American Funds American Mutual Fund® - Class R-4 | Ariel Appreciation Fund - Investor Class | Ariel Fund - Investor Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 14 | $ 637 | $ 30 | $ 5 | $ 67 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 9 | 527 | 5 | 6 | 111 |
| Total expenses | 9 | 527 | 5 | 6 | 111 |
| Net investment income (loss) | 5 | 110 | 25 | (1) | (44) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 165 | 2,128 | 15 | 97 | 1,032 |
| Capital gains distributions | 154 | 4,794 | 72 | 71 | 1,395 |
| Total realized gain (loss) on investments and capital gains distributions | 319 | 6,922 | 87 | 168 | 2,427 |
| Net unrealized appreciation (depreciation) of investments | (166) | (2,028) | 73 | (103) | (1,387) |
| Net realized and unrealized gain (loss) on investments | 153 | 4,894 | 160 | 65 | 1,040 |
| Net increase (decrease) in net assets resulting from operations | $ 158 | $ 5,004 | $ 185 | $ 64 | $ 996 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Artisan International Fund - Investor Shares | Aston/ Fairpointe Mid Cap Fund - Class N | BlackRock Equity Dividend Fund - Investor A Shares | BlackRock Mid Cap Value Opportunities Fund - Institutional Shares | BlackRock Mid Cap Value Opportunities Fund - Investor A Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 98 | $ 44 | $ 26 | $ — | $ 80 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 126 | 378 | 9 | — | 187 |
| Total expenses | 126 | 378 | 9 | — | 187 |
| Net investment income (loss) | (28) | (334) | 17 | — | (107) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 399 | 1,432 | 60 | — | 1,228 |
| Capital gains distributions | — | 7,457 | 71 | 2 | 2,234 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 399 | 8,889 | 131 | 2 | 3,462 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (611) | (5,131) | (21) | (2) | (2,555) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (212) | 3,758 | 110 | — | 907 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (240) | $ 3,424 | $ 127 | $ — | $ 800 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Bond Fund of America<sup>SM</sup> - Class R-4 | Calvert VP SRI Balanced Portfolio | Capital World Growth & Income Fund<sup>SM</sup> - Class R-3 | Cohen & Steers Realty Shares, Inc. | Columbia<sup>SM</sup> Acorn® Fund - Class A Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 194 | $ 820 | $ 15 | $ 111 | $ — |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 89 | 567 | 4 | 42 | 1 |
| Total expenses | 89 | 567 | 4 | 42 | 1 |
| Net investment income (loss) | 105 | 253 | 11 | 69 | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 54 | 718 | 12 | 66 | 2 |
| Capital gains distributions | — | 3,585 | — | 215 | 16 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 54 | 4,303 | 12 | 281 | 18 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 241 | (281) | — | 626 | (17) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 295 | 4,022 | 12 | 907 | 1 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 400 | $ 4,275 | $ 23 | $ 976 | $ — |

*The accompanying notes are an integral part of these financial statements.*

## Statements of Operations
## For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Columbia[SM] Acorn® Fund - Class Z Shares | Columbia Mid Cap Value Fund - Class A Shares | Columbia Mid Cap Value Fund - Class Z Shares | CRM Mid Cap Value Fund - Investor Shares | Davis Financial Fund - Class Y |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 41 | $ — | $ 2 | $ — |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 73 | — | 2 | — |
| Total expenses | 1 | 73 | — | 2 | — |
| Net investment income (loss) | (1) | (32) | — | — | — |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | — | 414 | — | 19 | — |
| Capital gains distributions | 9 | 1,418 | — | 63 | — |
| Total realized gain (loss) on investments and capital gains distributions | 9 | 1,832 | — | 82 | — |
| Net unrealized appreciation (depreciation) of investments | (8) | (1,014) | — | (67) | — |
| Net realized and unrealized gain (loss) on investments | 1 | 818 | — | 15 | — |
| Net increase (decrease) in net assets resulting from operations | $ — | $ 786 | $ — | $ 15 | $ — |

*The accompanying notes are an integral part of these financial statements.*
75

# Statements of Operations
## For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Delaware Diversified Income Fund - Class A | Delaware Small Cap Value Fund - Class A | Deutsche Small Cap Growth Fund - Class S | Dodge & Cox International Stock Fund | Dodge & Cox Stock Fund |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 116 | $ 2 | $ — | $ 9 | $ 4 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 30 | 3 | — | 4 | 2 |
| Total expenses | 30 | 3 | — | 4 | 2 |
| Net investment income (loss) | 86 | (1) | — | 5 | 2 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (14) | 6 | — | 20 | 16 |
| Capital gains distributions | 16 | 32 | 2 | — | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 38 | 2 | 20 | 20 |
| Net unrealized appreciation (depreciation) of investments | 13 | (24) | (1) | (28) | 4 |
| Net realized and unrealized gain (loss) on investments | 15 | 14 | 1 | (8) | 24 |
| Net increase (decrease) in net assets resulting from operations | $ 101 | $ 13 | $ 1 | $ (3) | $ 26 |

*The accompanying notes are an integral part of these financial statements.*
76

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2014**
*(Dollars in thousands)*

| | Deutsche Equity 500 Index Fund - Class S | Eaton Vance Large-Cap Value Fund - Class R Shares | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Fidelity Advisor® New Insights Fund - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 13 | $ 1 | $ 75 | $ 4,069 | $ 2 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 7 | 1 | 42 | 2,683 | 11 |
| Total expenses | 7 | 1 | 42 | 2,683 | 11 |
| Net investment income (loss) | 6 | — | 33 | 1,386 | (9) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 51 | 20 | 650 | 970 | 123 |
| Capital gains distributions | 23 | 25 | — | — | 64 |
| Total realized gain (loss) on investments and capital gains distributions | 74 | 45 | 650 | 970 | 187 |
| Net unrealized appreciation (depreciation) of investments | 3 | (33) | (926) | (13,038) | (72) |
| Net realized and unrealized gain (loss) on investments | 77 | 12 | (276) | (12,068) | 115 |
| Net increase (decrease) in net assets resulting from operations | $ 83 | $ 12 | $ (243) | $ (10,682) | $ 106 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 8,508 | $ 538 | $ 717 | $ 430 | $ 12,815 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 3,073 | 2,777 | 142 | 323 | 12,150 |
| Total expenses | 3,073 | 2,777 | 142 | 323 | 12,150 |
| Net investment income (loss) | 5,435 | (2,239) | 575 | 107 | 665 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (47) | 9,482 | 101 | (709) | 29,995 |
| Capital gains distributions | 4,192 | — | — | 9 | 26,886 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 4,145 | 9,482 | 101 | (700) | 56,881 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 12,997 | 20,363 | (692) | (2,504) | 82,142 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 17,142 | 29,845 | (591) | (3,204) | 139,023 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 22,577 | $ 27,606 | $ (16) | $ (3,097) | $ 139,688 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager Portfolio - Initial Class | Franklin Mutual Global Discovery Fund - Class R | Franklin Biotechnology Discovery Fund - Advisor Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 2,749 | $ 74 | $ 344 | $ 49 | $ — |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 1,912 | — | 269 | 15 | — |
| Total expenses | 1,912 | — | 269 | 15 | — |
| Net investment income (loss) | 837 | 74 | 75 | 34 | — |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 4,271 | 1,158 | 273 | 116 | — |
| Capital gains distributions | 153 | 650 | 1,086 | 105 | 4 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 4,424 | 1,808 | 1,359 | 221 | 4 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 13,593 | (162) | (368) | (144) | 4 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 18,017 | 1,646 | 991 | 77 | 8 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 18,854 | $ 1,720 | $ 1,066 | $ 111 | $ 8 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Franklin Natural Resources Fund - Advisor Class | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value VIP Fund - Class 2 | Goldman Sachs Growth Opportunities Fund - Class IR Shares | Growth Fund of America® - Class R-3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ — | $ 856 | $ — | $ 5 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | — | 3 | 1,261 | — | 93 |
| Total expenses | — | 3 | 1,261 | — | 93 |
| Net investment income (loss) | — | (3) | (405) | — | (88) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | — | 107 | 4,800 | — | 1,313 |
| Capital gains distributions | — | 53 | 10,326 | 1 | 1,468 |
| Total realized gain (loss) on investments and capital gains distributions | — | 160 | 15,126 | 1 | 2,781 |
| Net unrealized appreciation (depreciation) of investments | (1) | (136) | (15,311) | — | (1,397) |
| Net realized and unrealized gain (loss) on investments | (1) | 24 | (185) | 1 | 1,384 |
| Net increase (decrease) in net assets resulting from operations | $ (1) | $ 21 | $ (590) | $ 1 | $ 1,296 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Growth Fund of America® - Class R-4 | The Hartford Capital Appreciation Fund - Class R4 | The Hartford Dividend And Growth Fund - Class R4 | Income Fund of America® - Class R-3 | Ivy Science and Technology Fund - Class Y |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 1,244 | $ — | $ — | $ 70 | $ — |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 3,486 | — | — | 14 | — |
| Total expenses | 3,486 | — | — | 14 | — |
| Net investment income (loss) | (2,242) | — | — | 56 | — |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 7,083 | — | — | 167 | — |
| Capital gains distributions | 33,063 | — | — | 15 | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 40,146 | — | — | 182 | — |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (8,466) | — | — | (54) | — |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 31,680 | — | — | 128 | — |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 29,438 | $ — | $ — | $ 184 | $ — |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the Year Ended December 31, 2014**
*(Dollars in thousands)*

| | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Enterprise Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Global Research Portfolio - Institutional Shares | Janus Aspen Series Janus Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 3 | $ 1 | $ 1 | $ 2 | $ — |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2 | 4 | — | 2 | 1 |
| Total expenses | 2 | 4 | — | 2 | 1 |
| Net investment income (loss) | 1 | (3) | 1 | — | (1) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 5 | 34 | — | 27 | 3 |
| Capital gains distributions | 4 | 22 | — | — | 6 |
| Total realized gain (loss) on investments and capital gains distributions | 9 | 56 | — | 27 | 9 |
| Net unrealized appreciation (depreciation) of investments | 1 | (19) | — | (16) | 1 |
| Net realized and unrealized gain (loss) on investments | 10 | 37 | — | 11 | 10 |
| Net increase (decrease) in net assets resulting from operations | $ 11 | $ 34 | $ 1 | $ 11 | $ 9 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | JPMorgan Equity Income Fund - Select Class Shares | JPMorgan Government Bond Fund - Select Class Shares | Lazard Emerging Markets Equity Portfolio - Open Shares | Lazard U.S. Mid Cap Equity Portfolio - Open Shares | ClearBridge Aggressive Growth Fund - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 1 | $ 5 | $ — | $ 9 | $ — |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | — | 2 | — | 28 | — |
| Total expenses | — | 2 | — | 28 | — |
| Net investment income (loss) | 1 | 3 | — | (19) | — |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | — | (10) | — | 325 | — |
| Capital gains distributions | 1 | 6 | — | — | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | (4) | — | 325 | 2 |
| Net unrealized appreciation (depreciation) of investments | 2 | 9 | — | 131 | 1 |
| Net realized and unrealized gain (loss) on investments | 3 | 5 | — | 456 | 3 |
| Net increase (decrease) in net assets resulting from operations | $ 4 | $ 8 | $ — | $ 437 | $ 3 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2014
### (Dollars in thousands)

| | LKCM Aquinas Growth Fund | Loomis Sayles Small Cap Value Fund - Retail Class | Loomis Sayles Limited Term Government and Agency Fund - Class Y | Loomis Sayles Value Fund - Class Y | Lord Abbett Developing Growth Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 41 | $ 4 | $ — | $ — |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 3 | 140 | 2 | — | 2 |
| Total expenses | 3 | 140 | 2 | — | 2 |
| Net investment income (loss) | (3) | (99) | 2 | — | (2) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 34 | 1,251 | (1) | — | 6 |
| Capital gains distributions | 73 | 1,748 | — | — | 44 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 107 | 2,999 | (1) | — | 50 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (104) | (2,344) | (1) | — | (43) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 3 | 655 | (2) | — | 7 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ — | $ 556 | $ — | $ — | $ 5 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Lord Abbett Core Fixed Income Fund - Class A | Lord Abbett Mid Cap Stock Fund - Class A | Lord Abbett Small Cap Value Fund - Class A | Lord Abbett Fundamental Equity Fund - Class A | Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 1 | $ 5 | $ — | $ 2 | $ 448 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 1 | 8 | 11 | 2 | 983 |
| Total expenses | 1 | 8 | 11 | 2 | 983 |
| Net investment income (loss) | — | (3) | (11) | — | (535) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | — | 28 | 98 | 10 | 1,491 |
| Capital gains distributions | — | — | 286 | 44 | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | — | 28 | 384 | 54 | 1,491 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 3 | 87 | (367) | (38) | 9,387 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 3 | 115 | 17 | 16 | 10,878 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 3 | $ 112 | $ 6 | $ 16 | $ 10,343 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

|  | MainStay Large Cap Growth Fund - Class R3 | Massachusetts Investors Growth Stock Fund - Class A | Metropolitan West Total Return Bond Fund - Class M Shares | MFS® New Discovery Fund - Class R3 | MFS® International Value Fund - Class R3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** |  |  |  |  |  |
| Investment income: |  |  |  |  |  |
| Dividends | $ — | $ 4 | $ 134 | $ — | $ — |
| Expenses: |  |  |  |  |  |
| Mortality, expense risk and other |  |  |  |  |  |
| charges | — | 5 | 57 | — | — |
| Total expenses | — | 5 | 57 | — | — |
| Net investment income (loss) | — | (1) | 77 | — | — |
|  |  |  |  |  |  |
| **Realized and unrealized gain (loss)** |  |  |  |  |  |
| **on investments** |  |  |  |  |  |
| Net realized gain (loss) on investments | 134 | 22 | 11 | — | — |
| Capital gains distributions | — | 22 | 26 | — | — |
| Total realized gain (loss) on investments |  |  |  |  |  |
| and capital gains distributions | 134 | 44 | 37 | — | — |
| Net unrealized appreciation |  |  |  |  |  |
| (depreciation) of investments | (134) | 27 | 174 | — | (1) |
| Net realized and unrealized gain (loss) |  |  |  |  |  |
| on investments | — | 71 | 211 | — | (1) |
| Net increase (decrease) in net assets |  |  |  |  |  |
| resulting from operations | $ — | $ 70 | $ 288 | $ — | $ (1) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Neuberger Berman Genesis Fund - Trust Class | Neuberger Berman Socially Responsive Fund - Trust Class | New Perspective Fund® - Class R-3 | New Perspective Fund® - Class R-4 | American Funds New World Fund® - Class R-4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 128 | $ 5 | $ 695 | $ — |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2 | 133 | 10 | 967 | — |
| Total expenses | 2 | 133 | 10 | 967 | — |
| Net investment income (loss) | (2) | (5) | (5) | (272) | — |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 23 | 810 | 211 | 823 | — |
| Capital gains distributions | 36 | 1,910 | 128 | 7,279 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 59 | 2,720 | 339 | 8,102 | 1 |
| Net unrealized appreciation (depreciation) of investments | (44) | (1,516) | (286) | (4,995) | (3) |
| Net realized and unrealized gain (loss) on investments | 15 | 1,204 | 53 | 3,107 | (2) |
| Net increase (decrease) in net assets resulting from operations | $ 13 | $ 1,199 | $ 48 | $ 2,835 | $ (2) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Nuveen Global Infrastructure Fund - Class I | Nuveen U.S. Infrastructure Income Fund - Class I | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Developing Markets Fund - Class Y |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 21 | $ 2 | $ — | $ 706 | $ 241 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 5 | 1 | 1 | 2,825 | 179 |
| Total expenses | 5 | 1 | 1 | 2,825 | 179 |
| Net investment income (loss) | 16 | 1 | (1) | (2,119) | 62 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (8) | — | 5 | 16,694 | 517 |
| Capital gains distributions | 80 | — | 15 | 4,141 | 645 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 72 | — | 20 | 20,835 | 1,162 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (84) | 1 | (5) | (34,012) | (3,251) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (12) | 1 | 15 | (13,177) | (2,089) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 4 | $ 2 | $ 14 | $ (15,296) | $ (2,027) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Oppenheimer Gold & Special Minerals Fund - Class A | Oppenheimer International Bond Fund - Class A | Oppenheimer International Growth Fund - Class Y | Oppenheimer International Small Company Fund - Class Y | Oppenheimer Discovery Mid Cap Growth Fund/VA |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 4 | $ — | $ — | $ — |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | — | 1 | — | — | 1 |
| Total expenses | — | 1 | — | — | 1 |
| Net investment income (loss) | — | 3 | — | — | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (1) | (8) | — | — | 3 |
| Capital gains distributions | — | — | — | — | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (1) | (8) | — | — | 3 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (4) | 6 | — | — | (14) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (5) | (2) | — | — | (11) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (5) | $ 1 | $ — | $ — | $ (12) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Oppenheimer Global Fund/VA | Oppenheimer Global Strategic Income Fund/VA | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA | Parnassus Small Cap Fund[SM] |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 3 | $ 4 | $ 1 | $ 222 | $ — |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2 | 1 | 1 | 213 | — |
| Total expenses | 2 | 1 | 1 | 213 | — |
| Net investment income (loss) | 1 | 3 | — | 9 | — |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 12 | — | 3 | 1,917 | — |
| Capital gains distributions | 10 | — | 2 | 3,573 | — |
| Total realized gain (loss) on investments and capital gains distributions | 22 | — | 5 | 5,490 | — |
| Net unrealized appreciation (depreciation) of investments | (19) | (2) | 2 | (2,793) | — |
| Net realized and unrealized gain (loss) on investments | 3 | (2) | 7 | 2,697 | — |
| Net increase (decrease) in net assets resulting from operations | $ 4 | $ 1 | $ 7 | $ 2,706 | $ — |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Parnassus Core Equity Fund[SM] - Investor Shares | Pax World Balanced Fund - Individual Investor Class | PIMCO CommodityRealReturn Strategy Fund® - Administrative Class | PIMCO Real Return Portfolio - Administrative Class | Pioneer Equity Income Fund - Class Y Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 217 | $ 411 | $ — | $ 1,969 | $ 191 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 117 | 483 | — | 1,140 | 57 |
| Total expenses | 117 | 483 | — | 1,140 | 57 |
| Net investment income (loss) | 100 | (72) | — | 829 | 134 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 119 | (219) | — | (541) | 155 |
| Capital gains distributions | 262 | 4,383 | — | — | 644 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 381 | 4,164 | — | (541) | 799 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1,222 | (949) | (2) | 3,343 | (164) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 1,603 | 3,215 | (2) | 2,802 | 635 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,703 | $ 3,143 | $ (2) | $ 3,631 | $ 769 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Pioneer High Yield Fund - Class A Shares | Pioneer Strategic Income Fund - Class A Shares | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer Equity Income VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 86 | $ 52 | $ 86 | $ — | $ 1,334 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 13 | 7 | 110 | — | 270 |
| Total expenses | 13 | 7 | 110 | — | 270 |
| Net investment income (loss) | 73 | 45 | (24) | — | 1,064 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 24 | (7) | (153) | — | 2,174 |
| Capital gains distributions | 93 | 18 | 69 | — | 1,045 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 117 | 11 | (84) | — | 3,219 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (206) | (3) | (1,498) | — | (4,183) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (89) | 8 | (1,582) | — | (964) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (16) | $ 53 | $ (1,606) | $ — | $ 100 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Prudential Jennison Utility Fund - Class Z | Columbia Diversified Equity Income Fund - Class K Shares | Columbia Diversified Equity Income Fund - Class R4 Shares | Royce Total Return Fund - K Class | SMALLCAP World Fund® - Class R-4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 129 | $ 1 | $ — | $ — |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | — | 85 | — | — | 122 |
| Total expenses | — | 85 | — | — | 122 |
| Net investment income (loss) | — | 44 | 1 | — | (122) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | — | 499 | 9 | — | 498 |
| Capital gains distributions | 2 | 819 | 8 | — | 1,131 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 1,318 | 17 | — | 1,629 |
| Net unrealized appreciation (depreciation) of investments | (2) | (305) | (8) | — | (1,432) |
| Net realized and unrealized gain (loss) on investments | — | 1,013 | 9 | — | 197 |
| Net increase (decrease) in net assets resulting from operations | $ — | $ 1,057 | $ 10 | $ — | $ 75 |

*The accompanying notes are an integral part of these financial statements.*

# Statements of Operations
## For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Advisor Class | Templeton Global Bond Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 4 | $ 3 | $ 46 | $ 2,633 | $ 12,094 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 5 | 3 | 12 | 176 | 1,812 |
| Total expenses | 5 | 3 | 12 | 176 | 1,812 |
| Net investment income (loss) | (1) | — | 34 | 2,457 | 10,282 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 48 | 25 | 67 | 4 | 4,310 |
| Capital gains distributions | 124 | 27 | 50 | 83 | 390 |
| Total realized gain (loss) on investments and capital gains distributions | 172 | 52 | 117 | 87 | 4,700 |
| Net unrealized appreciation (depreciation) of investments | (84) | (15) | (357) | (2,001) | (13,460) |
| Net realized and unrealized gain (loss) on investments | 88 | 37 | (240) | (1,914) | (8,760) |
| Net increase (decrease) in net assets resulting from operations | $ 87 | $ 37 | $ (206) | $ 543 | $ 1,522 |

*The accompanying notes are an integral part of these financial statements.*
94

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Third Avenue Real Estate Value Fund - Institutional Class | Thornburg International Value Fund - Class R4 | USAA Precious Metals and Minerals Fund - Adviser Shares | Diversified Value Portfolio | Equity Income Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ — | $ 112 | $ 2 | $ 6 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | — | — | 101 | 1 | 2 |
| Total expenses | — | — | 101 | 1 | 2 |
| Net investment income (loss) | — | — | 11 | 1 | 4 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | — | — | (2,413) | 1 | 13 |
| Capital gains distributions | — | 4 | — | 4 | 12 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | — | 4 | (2,413) | 5 | 25 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | — | (7) | 735 | 3 | (6) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | — | (3) | (1,678) | 8 | 19 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ — | $ (3) | $ (1,667) | $ 9 | $ 23 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Small Company Growth Portfolio | Victory Integrity Small-Cap Value Fund - Class Y Shares | Victory Small Company Opportunity Fund - Class R | Voya Balanced Portfolio - Class I | Voya Growth Opportunities Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ — | $ — | $ 5,060 | $ — |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | — | — | — | 3,335 | 1 |
| Total expenses | — | — | — | 3,335 | 1 |
| Net investment income (loss) | — | — | — | 1,725 | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | — | — | 4,635 | 6 |
| Capital gains distributions | 3 | — | 2 | — | 11 |
| Total realized gain (loss) on investments and capital gains distributions | 4 | — | 2 | 4,635 | 17 |
| Net unrealized appreciation (depreciation) of investments | (3) | — | (1) | 9,094 | (6) |
| Net realized and unrealized gain (loss) on investments | 1 | — | 1 | 13,729 | 11 |
| Net increase (decrease) in net assets resulting from operations | $ 1 | $ — | $ 1 | $ 15,454 | $ 10 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Voya Large Cap Value Fund - Class A | Voya Real Estate Fund - Class A | Voya GNMA Income Fund - Class A | Voya Intermediate Bond Fund - Class A | Voya Intermediate Bond Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 46 | $ 125 | $ 51 | $ 11,425 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | — | 8 | 28 | 10 | 3,138 |
| Total expenses | — | 8 | 28 | 10 | 3,138 |
| Net investment income (loss) | — | 38 | 97 | 41 | 8,287 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | — | 191 | (32) | 24 | (239) |
| Capital gains distributions | — | 66 | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | — | 257 | (32) | 24 | (239) |
| Net unrealized appreciation (depreciation) of investments | — | 189 | 84 | 40 | 11,424 |
| Net realized and unrealized gain (loss) on investments | — | 446 | 52 | 64 | 11,185 |
| Net increase (decrease) in net assets resulting from operations | $ — | $ 484 | $ 149 | $ 105 | $ 19,472 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the Year Ended December 31, 2014**
*(Dollars in thousands)*

| | Voya Intermediate Bond Portfolio - Class S | Voya Global Perspectives Portfolio - Class I | Voya Global Resources Portfolio - Adviser Class | Voya Global Resources Portfolio - Institutional Class | Voya Global Resources Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 30 | $ — | $ — | $ — | $ 1,011 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 4 | 3 | — | — | 1,013 |
| Total expenses | 4 | 3 | — | — | 1,013 |
| Net investment income (loss) | 26 | (3) | — | — | (2) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 6 | 1 | — | — | (820) |
| Capital gains distributions | — | — | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 6 | 1 | — | — | (820) |
| Net unrealized appreciation (depreciation) of investments | 28 | (5) | — | (4) | (11,579) |
| Net realized and unrealized gain (loss) on investments | 34 | (4) | — | (4) | (12,399) |
| Net increase (decrease) in net assets resulting from operations | $ 60 | $ (7) | $ — | $ (4) | $ (12,401) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Voya High Yield Portfolio - Adviser Class | Voya High Yield Portfolio - Institutional Class | Voya High Yield Portfolio - Service Class | Voya Large Cap Growth Portfolio - Adviser Class | Voya Large Cap Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 3 | $ 2,000 | $ 1,613 | $ — | $ 1,297 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | — | 232 | 254 | 1 | 2,950 |
| Total expenses | — | 232 | 254 | 1 | 2,950 |
| Net investment income (loss) | 3 | 1,768 | 1,359 | (1) | (1,653) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | — | 158 | 265 | 6 | 9,035 |
| Capital gains distributions | — | — | — | 15 | 18,758 |
| Total realized gain (loss) on investments and capital gains distributions | — | 158 | 265 | 21 | 27,793 |
| Net unrealized appreciation (depreciation) of investments | (2) | (1,715) | (1,510) | 2 | 13,856 |
| Net realized and unrealized gain (loss) on investments | (2) | (1,557) | (1,245) | 23 | 41,649 |
| Net increase (decrease) in net assets resulting from operations | $ 1 | $ 211 | $ 114 | $ 22 | $ 39,996 |

*The accompanying notes are an integral part of these financial statements.*

# Statements of Operations

## For the Year Ended December 31, 2014

*(Dollars in thousands)*

| | Voya Large Cap Growth Portfolio - Service Class | Voya Large Cap Value Portfolio - Adviser Class | Voya Large Cap Value Portfolio - Institutional Class | Voya Large Cap Value Portfolio - Service Class | Voya Limited Maturity Bond Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 9 | $ — | $ 7,716 | $ 29 | $ — |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 47 | — | 3,371 | 55 | — |
| Total expenses | 47 | — | 3,371 | 55 | — |
| Net investment income (loss) | (38) | — | 4,345 | (26) | — |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 800 | 1 | 15,477 | 210 | — |
| Capital gains distributions | 192 | 1 | 6,082 | 22 | — |
| Total realized gain (loss) on investments and capital gains distributions | 992 | 2 | 21,559 | 232 | — |
| Net unrealized appreciation (depreciation) of investments | 111 | — | 4,481 | (222) | — |
| Net realized and unrealized gain (loss) on investments | 1,103 | 2 | 26,040 | 10 | — |
| Net increase (decrease) in net assets resulting from operations | $ 1,065 | $ 2 | $ 30,385 | $ (16) | $ — |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Voya Multi-Manager Large Cap Core Portfolio - Institutional Class | Voya Multi-Manager Large Cap Core Portfolio - Service Class | Voya U.S. Bond Index Portfolio - Class I | Voya U.S. Stock Index Portfolio - Institutional Class | VY® BlackRock Health Sciences Opportunities Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 207 | $ 4 | $ 210 | $ 348 | $ 133 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 126 | 4 | 90 | 44 | 194 |
| Total expenses | 126 | 4 | 90 | 44 | 194 |
| Net investment income (loss) | 81 | — | 120 | 304 | (61) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 4,262 | 18 | (52) | 632 | (2,566) |
| Capital gains distributions | 1,178 | 27 | — | 1,619 | 13,833 |
| Total realized gain (loss) on investments and capital gains distributions | 5,440 | 45 | (52) | 2,251 | 11,267 |
| Net unrealized appreciation (depreciation) of investments | (3,406) | 2 | 408 | (459) | (7,736) |
| Net realized and unrealized gain (loss) on investments | 2,034 | 47 | 356 | 1,792 | 3,531 |
| Net increase (decrease) in net assets resulting from operations | $ 2,115 | $ 47 | $ 476 | $ 2,096 | $ 3,470 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the Year Ended December 31, 2014**
*(Dollars in thousands)*

| | VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | VY® BlackRock Large Cap Growth Portfolio - Institutional Class | VY® BlackRock Large Cap Growth Portfolio - Service Class | VY® BlackRock Large Cap Growth Portfolio - Service 2 Class | VY® Clarion Global Real Estate Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 1 | $ 1,057 | $ 2 | $ 1 | $ — |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | — | 592 | 1 | 1 | — |
| Total expenses | — | 592 | 1 | 1 | — |
| Net investment income (loss) | 1 | 465 | 1 | — | — |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (5) | 10,932 | 44 | 82 | — |
| Capital gains distributions | — | 19,503 | 48 | 49 | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (5) | 30,435 | 92 | 131 | — |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 6 | (24,969) | (77) | (114) | 1 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 1 | 5,466 | 15 | 17 | 1 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 2 | $ 5,931 | $ 16 | $ 17 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

# Statements of Operations
## For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | VY® Clarion Global Real Estate Portfolio - Institutional Class | VY® Clarion Real Estate Portfolio - Adviser Class | VY® Clarion Real Estate Portfolio - Institutional Class | VY® Clarion Real Estate Portfolio - Service Class | VY® FMR Diversified Mid Cap Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 1,202 | $ 1 | $ 35 | $ 757 | $ 159 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 771 | — | 21 | 507 | 165 |
| Total expenses | 771 | — | 21 | 507 | 165 |
| Net investment income (loss) | 431 | 1 | 14 | 250 | (6) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1,375 | 4 | 114 | 3,428 | 1,200 |
| Capital gains distributions | — | — | — | — | 5,970 |
| Total realized gain (loss) on investments and capital gains distributions | 1,375 | 4 | 114 | 3,428 | 7,170 |
| Net unrealized appreciation (depreciation) of investments | 8,950 | 8 | 414 | 10,579 | (5,083) |
| Net realized and unrealized gain (loss) on investments | 10,325 | 12 | 528 | 14,007 | 2,087 |
| Net increase (decrease) in net assets resulting from operations | $ 10,756 | $ 13 | $ 542 | $ 14,257 | $ 2,081 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | VY® FMR Diversified Mid Cap Portfolio - Service Class | VY® FMR Diversified Mid Cap Portfolio - Service 2 Class | VY® Invesco Growth and Income Portfolio - Institutional Class | VY® Invesco Growth and Income Portfolio - Service Class | VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 129 | $ — | $ 204 | $ 304 | $ 2 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 520 | — | 77 | 235 | 1 |
| Total expenses | 520 | — | 77 | 235 | 1 |
| Net investment income (loss) | (391) | — | 127 | 69 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 4,361 | — | 375 | 1,398 | (15) |
| Capital gains distributions | 9,087 | 6 | 920 | 1,656 | 33 |
| Total realized gain (loss) on investments and capital gains distributions | 13,448 | 6 | 1,295 | 3,054 | 18 |
| Net unrealized appreciation (depreciation) of investments | (10,280) | (4) | 76 | (814) | (14) |
| Net realized and unrealized gain (loss) on investments | 3,168 | 2 | 1,371 | 2,240 | 4 |
| Net increase (decrease) in net assets resulting from operations | $ 2,777 | $ 2 | $ 1,498 | $ 2,309 | $ 5 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class | VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class | VY® JPMorgan Small Cap Core Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 285 | $ 191 | $ — | $ 129 | $ 73 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 259 | 215 | — | 103 | 188 |
| Total expenses | 259 | 215 | — | 103 | 188 |
| Net investment income (loss) | 26 | (24) | — | 26 | (115) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 355 | 300 | 1 | 497 | 560 |
| Capital gains distributions | 2,317 | 2,012 | 2 | 1,849 | 1,660 |
| Total realized gain (loss) on investments and capital gains distributions | 2,672 | 2,312 | 3 | 2,346 | 2,220 |
| Net unrealized appreciation (depreciation) of investments | (2,670) | (2,330) | (1) | (400) | (621) |
| Net realized and unrealized gain (loss) on investments | 2 | (18) | 2 | 1,946 | 1,599 |
| Net increase (decrease) in net assets resulting from operations | $ 28 | $ (42) | $ 2 | $ 1,972 | $ 1,484 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | VY® Marsico Growth Portfolio - Institutional Class | VY® Marsico Growth Portfolio - Service Class | VY® MFS Total Return Portfolio - Adviser Class | VY® MFS Total Return Portfolio - Institutional Class | VY® MFS Total Return Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 14 | $ — | $ 29 | $ 2,252 | $ 878 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 72 | — | 2 | 382 | 155 |
| Total expenses | 72 | — | 2 | 382 | 155 |
| Net investment income (loss) | (58) | — | 27 | 1,870 | 723 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 650 | 4 | 170 | 2,607 | 2,613 |
| Capital gains distributions | 3,779 | 30 | 138 | 8,482 | 3,728 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 4,429 | 34 | 308 | 11,089 | 6,341 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (3,860) | (30) | (280) | (9,656) | (5,613) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 569 | 4 | 28 | 1,433 | 728 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 511 | $ 4 | $ 55 | $ 3,303 | $ 1,451 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | VY® MFS Utilities Portfolio - Service Class | VY® Morgan Stanley Global Franchise Portfolio - Adviser Class | VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class | VY® T. Rowe Price Capital Appreciation Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 1,161 | $ 1 | $ 4 | $ 2,867 | $ 7,102 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 294 | — | 1 | 786 | 4,930 |
| Total expenses | 294 | — | 1 | 786 | 4,930 |
| Net investment income (loss) | 867 | 1 | 3 | 2,081 | 2,172 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2,818 | 2 | 4 | 1,327 | 4,923 |
| Capital gains distributions | 16,514 | 3 | 34 | 14,728 | 44,086 |
| Total realized gain (loss) on investments and capital gains distributions | 19,332 | 5 | 38 | 16,055 | 49,009 |
| Net unrealized appreciation (depreciation) of investments | (12,263) | (4) | 2 | 1,680 | 4,247 |
| Net realized and unrealized gain (loss) on investments | 7,069 | 1 | 40 | 17,735 | 53,256 |
| Net increase (decrease) in net assets resulting from operations | $ 7,936 | $ 2 | $ 43 | $ 19,816 | $ 55,428 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | VY® T. Rowe Price Equity Income Portfolio - Adviser Class | VY® T. Rowe Price Equity Income Portfolio - Service Class | VY® T. Rowe Price International Stock Portfolio - Adviser Class | VY® T. Rowe Price International Stock Portfolio - Service Class | VY® Templeton Global Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 27 | $ 2,284 | $ 1 | $ 92 | $ 11 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 6 | 871 | — | 77 | 7 |
| Total expenses | 6 | 871 | — | 77 | 7 |
| Net investment income (loss) | 21 | 1,413 | 1 | 15 | 4 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 209 | 4,820 | 1 | 455 | 36 |
| Capital gains distributions | 124 | 8,723 | — | — | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 333 | 13,543 | 1 | 455 | 36 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (237) | (7,032) | (4) | (637) | (69) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 96 | 6,511 | (3) | (182) | (33) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 117 | $ 7,924 | $ (2) | $ (167) | $ (29) |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | VY® Templeton Global Growth Portfolio - Service Class | Voya Money Market Portfolio - Class I | Voya Global Real Estate Fund - Class A | Voya Multi-Manager International Small Cap Fund - Class A | Voya Aggregate Bond Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 89 | $ — | $ 3 | $ 2 | $ 30 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 73 | 1,950 | 1 | 2 | 7 |
| Total expenses | 73 | 1,950 | 1 | 2 | 7 |
| Net investment income (loss) | 16 | (1,950) | 2 | — | 23 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 607 | — | 6 | 52 | (8) |
| Capital gains distributions | — | 41 | — | — | 1 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 607 | 41 | 6 | 52 | (7) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (906) | — | 9 | (77) | 68 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (299) | 41 | 15 | (25) | 61 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (283) | $ (1,909) | $ 17 | $ (25) | $ 84 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Voya Aggregate Bond Portfolio - Initial Class | Voya Aggregate Bond Portfolio - Service Class | Voya Global Bond Portfolio - Adviser Class | Voya Global Bond Portfolio - Initial Class | Voya Global Bond Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 37 | $ 3,269 | $ 1 | $ 874 | $ 5 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 9 | 1,752 | 1 | 1,028 | 5 |
| Total expenses | 9 | 1,752 | 1 | 1,028 | 5 |
| Net investment income (loss) | 28 | 1,517 | — | (154) | — |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (9) | 1,006 | (4) | 1,462 | (10) |
| Capital gains distributions | 1 | 137 | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | (8) | 1,143 | (4) | 1,462 | (10) |
| Net unrealized appreciation (depreciation) of investments | 59 | 5,096 | 5 | (1,327) | 6 |
| Net realized and unrealized gain (loss) on investments | 51 | 6,239 | 1 | 135 | (4) |
| Net increase (decrease) in net assets resulting from operations | $ 79 | $ 7,756 | $ 1 | $ (19) | $ (4) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Voya Index Solution 2015 Portfolio - Initial Class | Voya Index Solution 2015 Portfolio - Service Class | Voya Index Solution 2015 Portfolio - Service 2 Class | Voya Index Solution 2025 Portfolio - Initial Class | Voya Index Solution 2025 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 19 | $ 14 | $ 29 | $ 34 | $ 25 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 8 | 5 | 10 | 18 | 12 |
| Total expenses | 8 | 5 | 10 | 18 | 12 |
| Net investment income (loss) | 11 | 9 | 19 | 16 | 13 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 9 | 26 | 19 | 23 | 12 |
| Capital gains distributions | 38 | 31 | 70 | 78 | 65 |
| Total realized gain (loss) on investments and capital gains distributions | 47 | 57 | 89 | 101 | 77 |
| Net unrealized appreciation (depreciation) of investments | (25) | (21) | (51) | (51) | (19) |
| Net realized and unrealized gain (loss) on investments | 22 | 36 | 38 | 50 | 58 |
| Net increase (decrease) in net assets resulting from operations | $ 33 | $ 45 | $ 57 | $ 66 | $ 71 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Voya Index Solution 2025 Portfolio - Service 2 Class | Voya Index Solution 2035 Portfolio - Initial Class | Voya Index Solution 2035 Portfolio - Service Class | Voya Index Solution 2035 Portfolio - Service 2 Class | Voya Index Solution 2045 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 70 | $ 28 | $ 12 | $ 43 | $ 10 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 24 | 17 | 7 | 16 | 10 |
| Total expenses | 24 | 17 | 7 | 16 | 10 |
| Net investment income (loss) | 46 | 11 | 5 | 27 | — |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 37 | 11 | 7 | 49 | 13 |
| Capital gains distributions | 195 | 80 | 40 | 149 | 35 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 232 | 91 | 47 | 198 | 48 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (88) | (26) | 4 | (81) | (22) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 144 | 65 | 51 | 117 | 26 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 190 | $ 76 | $ 56 | $ 144 | $ 26 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the Year Ended December 31, 2014**
*(Dollars in thousands)*

| | Voya Index Solution 2045 Portfolio - Service Class | Voya Index Solution 2045 Portfolio - Service 2 Class | Voya Index Solution 2055 Portfolio - Initial Class | Voya Index Solution 2055 Portfolio - Service Class | Voya Index Solution 2055 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 9 | $ 24 | $ 3 | $ 6 | $ 3 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 5 | 13 | 3 | 3 | 1 |
| Total expenses | 5 | 13 | 3 | 3 | 1 |
| Net investment income (loss) | 4 | 11 | — | 3 | 2 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 7 | 46 | 4 | 22 | 1 |
| Capital gains distributions | 33 | 103 | 11 | 22 | 13 |
| Total realized gain (loss) on investments and capital gains distributions | 40 | 149 | 15 | 44 | 14 |
| Net unrealized appreciation (depreciation) of investments | (20) | (59) | (3) | (32) | — |
| Net realized and unrealized gain (loss) on investments | 20 | 90 | 12 | 12 | 14 |
| Net increase (decrease) in net assets resulting from operations | $ 24 | $ 101 | $ 12 | $ 15 | $ 16 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Voya Index Solution Income Portfolio - Initial Class | Voya Index Solution Income Portfolio - Service Class | Voya Index Solution Income Portfolio - Service 2 Class | Voya Solution 2015 Portfolio - Adviser Class | Voya Solution 2015 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 10 | $ 22 | $ 6 | $ 21 | $ 65 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 4 | 8 | 2 | 3 | 11 |
| Total expenses | 4 | 8 | 2 | 3 | 11 |
| Net investment income (loss) | 6 | 14 | 4 | 18 | 54 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | — | — | 7 | 24 |
| Capital gains distributions | 20 | 51 | 14 | 6 | 14 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 21 | 51 | 14 | 13 | 38 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (6) | (19) | (5) | 15 | 39 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 15 | 32 | 9 | 28 | 77 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 21 | $ 46 | $ 13 | $ 46 | $ 131 |

*The accompanying notes are an integral part of these financial statements.*

## Statements of Operations
## For the Year Ended December 31, 2014

*(Dollars in thousands)*

| | Voya Solution 2015 Portfolio - Service Class | Voya Solution 2015 Portfolio - Service 2 Class | Voya Solution 2025 Portfolio - Adviser Class | Voya Solution 2025 Portfolio - Initial Class | Voya Solution 2025 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 1,770 | $ 222 | $ 9 | $ 56 | $ 2,787 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 566 | 60 | 2 | 7 | 1,106 |
| Total expenses | 566 | 60 | 2 | 7 | 1,106 |
| Net investment income (loss) | 1,204 | 162 | 7 | 49 | 1,681 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 3,237 | 403 | 10 | 63 | 669 |
| Capital gains distributions | 435 | 60 | 26 | 119 | 6,766 |
| Total realized gain (loss) on investments and capital gains distributions | 3,672 | 463 | 36 | 182 | 7,435 |
| Net unrealized appreciation (depreciation) of investments | (1,582) | (169) | (19) | (151) | (2,801) |
| Net realized and unrealized gain (loss) on investments | 2,090 | 294 | 17 | 31 | 4,634 |
| Net increase (decrease) in net assets resulting from operations | $ 3,294 | $ 456 | $ 24 | $ 80 | $ 6,315 |


*The accompanying notes are an integral part of these financial statements.*

115

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Voya Solution 2025 Portfolio - Service 2 Class | Voya Solution 2035 Portfolio - Adviser Class | Voya Solution 2035 Portfolio - Initial Class | Voya Solution 2035 Portfolio - Service Class | Voya Solution 2035 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 275 | $ 3 | $ 50 | $ 2,610 | $ 268 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 96 | 1 | 11 | 1,001 | 94 |
| Total expenses | 96 | 1 | 11 | 1,001 | 94 |
| Net investment income (loss) | 179 | 2 | 39 | 1,609 | 174 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 540 | 11 | 58 | 749 | 545 |
| Capital gains distributions | 745 | 15 | 183 | 10,831 | 1,212 |
| Total realized gain (loss) on investments and capital gains distributions | 1,285 | 26 | 241 | 11,580 | 1,757 |
| Net unrealized appreciation (depreciation) of investments | (764) | (18) | (160) | (7,046) | (1,308) |
| Net realized and unrealized gain (loss) on investments | 521 | 8 | 81 | 4,534 | 449 |
| Net increase (decrease) in net assets resulting from operations | $ 700 | $ 10 | $ 120 | $ 6,143 | $ 623 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**

**For the Year Ended December 31, 2014**

*(Dollars in thousands)*

| | Voya Solution 2045 Portfolio - Adviser Class | Voya Solution 2045 Portfolio - Initial Class | Voya Solution 2045 Portfolio - Service Class | Voya Solution 2045 Portfolio - Service 2 Class | Voya Solution 2055 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 2 | $ 26 | $ 1,584 | $ 126 | $ 5 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | — | 6 | 730 | 55 | 1 |
| Total expenses | — | 6 | 730 | 55 | 1 |
| Net investment income (loss) | 2 | 20 | 854 | 71 | 4 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | — | 37 | 1,367 | 403 | 3 |
| Capital gains distributions | 11 | 136 | 9,560 | 846 | 21 |
| Total realized gain (loss) on investments and capital gains distributions | 11 | 173 | 10,927 | 1,249 | 24 |
| Net unrealized appreciation (depreciation) of investments | (7) | (115) | (6,966) | (919) | (1) |
| Net realized and unrealized gain (loss) on investments | 4 | 58 | 3,961 | 330 | 23 |
| Net increase (decrease) in net assets resulting from operations | $ 6 | $ 78 | $ 4,815 | $ 401 | $ 27 |

*The accompanying notes are an integral part of these financial statements.*
117

# Statements of Operations
## For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Voya Solution 2055 Portfolio - Service Class | Voya Solution 2055 Portfolio - Service 2 Class | Voya Solution Balanced Portfolio - Service Class | Voya Solution Income Portfolio - Adviser Class | Voya Solution Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 126 | $ 12 | $ 75 | $ 5 | $ 90 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 73 | 5 | 36 | 1 | 14 |
| Total expenses | 73 | 5 | 36 | 1 | 14 |
| Net investment income (loss) | 53 | 7 | 39 | 4 | 76 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 247 | 23 | 103 | 1 | 145 |
| Capital gains distributions | 538 | 54 | 246 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 785 | 77 | 349 | 1 | 145 |
| Net unrealized appreciation (depreciation) of investments | (351) | (48) | (188) | 5 | (44) |
| Net realized and unrealized gain (loss) on investments | 434 | 29 | 161 | 6 | 101 |
| Net increase (decrease) in net assets resulting from operations | $ 487 | $ 36 | $ 200 | $ 10 | $ 177 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Voya Solution Income Portfolio - Service Class | Voya Solution Income Portfolio - Service 2 Class | Voya Solution Moderately Conservative Portfolio - Service Class | VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | VY® American Century Small-Mid Cap Value Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 433 | $ 29 | $ 122 | $ 2 | $ 315 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 113 | 7 | 51 | — | 94 |
| Total expenses | 113 | 7 | 51 | — | 94 |
| Net investment income (loss) | 320 | 22 | 71 | 2 | 221 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 216 | 13 | 126 | 9 | 1,267 |
| Capital gains distributions | — | — | 307 | 24 | 3,030 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 216 | 13 | 433 | 33 | 4,297 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 260 | 27 | (280) | (18) | (2,240) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 476 | 40 | 153 | 15 | 2,057 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 796 | $ 62 | $ 224 | $ 17 | $ 2,278 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | VY® American Century Small-Mid Cap Value Portfolio - Service Class | VY® Baron Growth Portfolio - Adviser Class | VY® Baron Growth Portfolio - Service Class | VY® Columbia Contrarian Core Portfolio - Service Class | VY® Columbia Small Cap Value II Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 744 | $ — | $ 133 | $ 116 | $ 1 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 420 | 2 | 1,534 | 145 | 1 |
| Total expenses | 420 | 2 | 1,534 | 145 | 1 |
| Net investment income (loss) | 324 | (2) | (1,401) | (29) | — |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 4,138 | 93 | 9,430 | 1,070 | 8 |
| Capital gains distributions | 8,704 | 8 | 2,755 | 1,793 | — |
| Total realized gain (loss) on investments and capital gains distributions | 12,842 | 101 | 12,185 | 2,863 | 8 |
| Net unrealized appreciation (depreciation) of investments | (6,648) | (81) | (5,151) | (1,204) | 2 |
| Net realized and unrealized gain (loss) on investments | 6,194 | 20 | 7,034 | 1,659 | 10 |
| Net increase (decrease) in net assets resulting from operations | $ 6,518 | $ 18 | $ 5,633 | $ 1,630 | $ 10 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2014**
*(Dollars in thousands)*

| | VY® Columbia Small Cap Value II Portfolio - Service Class | VY® Fidelity® VIP Mid Cap Portfolio - Service Class | VY® Invesco Comstock Portfolio - Adviser Class | VY® Invesco Comstock Portfolio - Service Class | VY® Invesco Equity and Income Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 9 | $ 203 | $ 9 | $ 1,420 | $ 20 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 45 | 19 | 2 | 718 | 4 |
| Total expenses | 45 | 19 | 2 | 718 | 4 |
| Net investment income (loss) | (36) | 184 | 7 | 702 | 16 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 493 | 311 | 22 | 1,973 | 77 |
| Capital gains distributions | — | 289 | — | — | 48 |
| Total realized gain (loss) on investments and capital gains distributions | 493 | 600 | 22 | 1,973 | 125 |
| Net unrealized appreciation (depreciation) of investments | (306) | (573) | 14 | 3,058 | (60) |
| Net realized and unrealized gain (loss) on investments | 187 | 27 | 36 | 5,031 | 65 |
| Net increase (decrease) in net assets resulting from operations | $ 151 | $ 211 | $ 43 | $ 5,733 | $ 81 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | VY® Invesco Equity and Income Portfolio - Initial Class | VY® Invesco Equity and Income Portfolio - Service Class | VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | VY® JPMorgan Mid Cap Value Portfolio - Initial Class | VY® JPMorgan Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 5,340 | $ 72 | $ 2 | $ 71 | $ 540 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 2,927 | 33 | 1 | 55 | 578 |
| Total expenses | 2,927 | 33 | 1 | 55 | 578 |
| Net investment income (loss) | 2,413 | 39 | 1 | 16 | (38) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 9,149 | (670) | 11 | 121 | 1,632 |
| Capital gains distributions | 8,619 | 733 | 23 | 344 | 3,724 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 17,768 | 63 | 34 | 465 | 5,356 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1,128 | (99) | 17 | 323 | 3,043 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 18,896 | (36) | 51 | 788 | 8,399 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 21,309 | $ 3 | $ 52 | $ 804 | $ 8,361 |

*The accompanying notes are an integral part of these financial statements.*

# Statements of Operations
## For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | VY® Oppenheimer Global Portfolio - Adviser Class | VY® Oppenheimer Global Portfolio - Initial Class | VY® Oppenheimer Global Portfolio - Service Class | VY® Pioneer High Yield Portfolio - Initial Class | VY® Pioneer High Yield Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 5 | $ 7,049 | $ 11 | $ 2,053 | $ 35 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2 | 6,125 | 11 | 369 | 5 |
| Total expenses | 2 | 6,125 | 11 | 369 | 5 |
| Net investment income (loss) | 3 | 924 | — | 1,684 | 30 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 36 | 23,151 | 58 | 719 | 17 |
| Capital gains distributions | 8 | 8,158 | 15 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 44 | 31,309 | 73 | 719 | 17 |
| Net unrealized appreciation (depreciation) of investments | (36) | (24,222) | (61) | (2,909) | (53) |
| Net realized and unrealized gain (loss) on investments | 8 | 7,087 | 12 | (2,190) | (36) |
| Net increase (decrease) in net assets resulting from operations | $ 11 | $ 8,011 | $ 12 | $ (506) | $ (6) |

*The accompanying notes are an integral part of these financial statements.*
123

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | VY® T. Rowe Price Growth Equity Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 1,057 | $ — | $ — | $ — |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 1 | 4,053 | 7 | 5 | 3,021 |
| Total expenses | 1 | 4,053 | 7 | 5 | 3,021 |
| Net investment income (loss) | (1) | (2,996) | (7) | (5) | (3,021) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 27 | 13,737 | 48 | 111 | 17,131 |
| Capital gains distributions | 26 | 26,527 | 69 | 103 | 22,697 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 53 | 40,264 | 117 | 214 | 39,828 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (13) | 2,509 | (5) | (101) | (12,420) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 40 | 42,773 | 112 | 113 | 27,408 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 39 | $ 39,777 | $ 105 | $ 108 | $ 24,387 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2014**
*(Dollars in thousands)*

| | VY® T. Rowe Price Growth Equity Portfolio - Service Class | VY® Templeton Foreign Equity Portfolio - Adviser Class | VY® Templeton Foreign Equity Portfolio - Initial Class | VY® Templeton Foreign Equity Portfolio - Service Class | Voya Core Equity Research Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ 10 | $ 2,742 | $ 7 | $ 3 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 23 | 2 | 1,121 | 1 | 1 |
| Total expenses | 23 | 2 | 1,121 | 1 | 1 |
| Net investment income (loss) | (23) | 8 | 1,621 | 6 | 2 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 353 | 12 | (135) | 11 | 15 |
| Capital gains distributions | 266 | — | — | — | 20 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 619 | 12 | (135) | 11 | 35 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (303) | (58) | (9,755) | (42) | (21) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 316 | (46) | (9,890) | (31) | 14 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 293 | $ (38) | $ (8,269) | $ (25) | $ 16 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Voya Strategic Allocation Conservative Portfolio - Class I | Voya Strategic Allocation Growth Portfolio - Class I | Voya Strategic Allocation Moderate Portfolio - Class I | Voya Growth and Income Portfolio - Class A | Voya Growth and Income Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 1,028 | $ 1,549 | $ 1,583 | $ 25 | $ 26,781 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 377 | 741 | 634 | 6 | 15,217 |
| Total expenses | 377 | 741 | 634 | 6 | 15,217 |
| Net investment income (loss) | 651 | 808 | 949 | 19 | 11,564 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 2,475 | (1,825) | (1,050) | 78 | 49,080 |
| Capital gains distributions | — | — | — | 183 | 149,450 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 2,475 | (1,825) | (1,050) | 261 | 198,530 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (989) | 5,078 | 3,894 | (129) | (84,853) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 1,486 | 3,253 | 2,844 | 132 | 113,677 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 2,137 | $ 4,061 | $ 3,793 | $ 151 | $ 125,241 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2014**
*(Dollars in thousands)*

| | Voya Growth and Income Portfolio - Class S | Voya Index Plus LargeCap Portfolio - Class I | Voya Index Plus LargeCap Portfolio - Class S | Voya Index Plus MidCap Portfolio - Class I | Voya Index Plus MidCap Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 4 | $ 4,962 | $ 4 | $ 2,819 | $ 3 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2 | 3,373 | 1 | 3,304 | 2 |
| Total expenses | 2 | 3,373 | 1 | 3,304 | 2 |
| Net investment income (loss) | 2 | 1,589 | 3 | (485) | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 14 | 11,501 | 36 | 9,501 | 90 |
| Capital gains distributions | 28 | — | — | 15,217 | 21 |
| Total realized gain (loss) on investments and capital gains distributions | 42 | 11,501 | 36 | 24,718 | 111 |
| Net unrealized appreciation (depreciation) of investments | (26) | 26,916 | 2 | 5,574 | (67) |
| Net realized and unrealized gain (loss) on investments | 16 | 38,417 | 38 | 30,292 | 44 |
| Net increase (decrease) in net assets resulting from operations | $ 18 | $ 40,006 | $ 41 | $ 29,807 | $ 45 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Voya Index Plus SmallCap Portfolio - Class I | Voya Index Plus SmallCap Portfolio - Class S | Voya International Index Portfolio - Class I | Voya International Index Portfolio - Class S | Voya Russell™ Large Cap Growth Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 965 | $ 1 | $ 223 | $ — | $ 169 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 1,438 | 1 | 267 | — | 145 |
| Total expenses | 1,438 | 1 | 267 | — | 145 |
| Net investment income (loss) | (473) | — | (44) | — | 24 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 3,112 | 3 | 722 | — | 916 |
| Capital gains distributions | — | — | — | — | — |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 3,112 | 3 | 722 | — | 916 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 3,612 | 12 | (2,625) | — | 738 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 6,724 | 15 | (1,903) | — | 1,654 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 6,251 | $ 15 | $ (1,947) | $ — | $ 1,678 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Voya Russell™ Large Cap Growth Index Portfolio - Class S | Voya Russell™ Large Cap Index Portfolio - Class I | Voya Russell™ Large Cap Index Portfolio - Class S | Voya Russell™ Large Cap Value Index Portfolio - Class I | Voya Russell™ Large Cap Value Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 11 | $ 647 | $ 3 | $ 6 | $ 88 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 4 | 372 | 3 | 5 | 67 |
| Total expenses | 4 | 372 | 3 | 5 | 67 |
| Net investment income (loss) | 7 | 275 | — | 1 | 21 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 36 | 1,158 | 13 | 13 | 628 |
| Capital gains distributions | — | — | — | 5 | 97 |
| Total realized gain (loss) on investments and capital gains distributions | 36 | 1,158 | 13 | 18 | 725 |
| Net unrealized appreciation (depreciation) of investments | 70 | 3,586 | 30 | 20 | (9) |
| Net realized and unrealized gain (loss) on investments | 106 | 4,744 | 43 | 38 | 716 |
| Net increase (decrease) in net assets resulting from operations | $ 113 | $ 5,019 | $ 43 | $ 39 | $ 737 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**

**For the Year Ended December 31, 2014**

*(Dollars in thousands)*

| | Voya Russell™ Mid Cap Growth Index Portfolio - Class S | Voya Russell™ Mid Cap Index Portfolio - Class I | Voya Russell™ Small Cap Index Portfolio - Class I | Voya Small Company Portfolio - Class I | Voya Small Company Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 20 | $ 513 | $ 263 | $ 531 | $ — |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 81 | 356 | 220 | 1,422 | 1 |
| Total expenses | 81 | 356 | 220 | 1,422 | 1 |
| Net investment income (loss) | (61) | 157 | 43 | (891) | (1) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 559 | 1,149 | 535 | 1,408 | 10 |
| Capital gains distributions | — | 1,502 | 1,532 | 16,468 | 34 |
| Total realized gain (loss) on investments and capital gains distributions | 559 | 2,651 | 2,067 | 17,876 | 44 |
| Net unrealized appreciation (depreciation) of investments | 393 | 3,158 | (925) | (9,131) | (25) |
| Net realized and unrealized gain (loss) on investments | 952 | 5,809 | 1,142 | 8,745 | 19 |
| Net increase (decrease) in net assets resulting from operations | $ 891 | $ 5,966 | $ 1,185 | $ 7,854 | $ 18 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Voya International Value Portfolio - Class I | Voya International Value Portfolio - Class S | Voya MidCap Opportunities Portfolio - Class A | Voya MidCap Opportunities Portfolio - Class I | Voya MidCap Opportunities Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ 1,919 | $ 6 | $ — | $ 499 | $ 4 |
| Expenses: | | | | | |
| Mortality, expense risk and other | | | | | |
| charges | 433 | 1 | — | 1,130 | 8 |
| Total expenses | 433 | 1 | — | 1,130 | 8 |
| Net investment income (loss) | 1,486 | 5 | — | (631) | (4) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (990) | 24 | — | 5,299 | 74 |
| Capital gains distributions | — | — | — | 18,825 | 212 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (990) | 24 | — | 24,124 | 286 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (3,635) | (37) | — | (13,936) | (176) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (4,625) | (13) | — | 10,188 | 110 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (3,139) | $ (8) | $ — | $ 9,557 | $ 106 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Voya SmallCap Opportunities Portfolio - Class I | Voya SmallCap Opportunities Portfolio - Class S | Wanger International | Wanger Select | Wanger USA |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment income: | | | | | |
| Dividends | $ — | $ — | $ 705 | $ — | $ — |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 376 | — | 384 | 658 | 514 |
| Total expenses | 376 | — | 384 | 658 | 514 |
| Net investment income (loss) | (376) | — | 321 | (658) | (514) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2,841 | 4 | 302 | 8,495 | 4,423 |
| Capital gains distributions | 3,552 | 12 | 5,270 | 9,250 | 8,688 |
| Total realized gain (loss) on investments and capital gains distributions | 6,393 | 16 | 5,572 | 17,745 | 13,111 |
| Net unrealized appreciation (depreciation) of investments | (4,157) | (8) | (8,459) | (15,673) | (9,980) |
| Net realized and unrealized gain (loss) on investments | 2,236 | 8 | (2,887) | 2,072 | 3,131 |
| Net increase (decrease) in net assets resulting from operations | $ 1,860 | $ 8 | $ (2,566) | $ 1,414 | $ 2,617 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2014
*(Dollars in thousands)*

| | Washington Mutual Investors Fund<sup>SM</sup> - Class R-3 | Washington Mutual Investors Fund<sup>SM</sup> - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A | Wells Fargo Advantage Special Small Cap Value Fund - Class A |
|---|---|---|---|---|
| **Net investment income (loss)** | | | | |
| Investment income: | | | | |
| Dividends | $ 70 | $ 2,127 | $ 1 | $ 892 |
| Expenses: | | | | |
| Mortality, expense risk and other | | | | |
| charges | 23 | 1,276 | 1 | 1,300 |
| Total expenses | 23 | 1,276 | 1 | 1,300 |
| Net investment income (loss) | 47 | 851 | — | (408) |
| | | | | |
| **Realized and unrealized gain (loss)** | | | | |
| **on investments** | | | | |
| Net realized gain (loss) on investments | 591 | 1,767 | 5 | 1,818 |
| Capital gains distributions | 245 | 6,619 | 18 | 18,287 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 836 | 8,386 | 23 | 20,105 |
| Net unrealized appreciation | | | | |
| (depreciation) of investments | (384) | 2,702 | (20) | (12,714) |
| Net realized and unrealized gain (loss) | | | | |
| on investments | 452 | 11,088 | 3 | 7,391 |
| Net increase (decrease) in net assets | | | | |
| resulting from operations | $ 499 | $ 11,939 | $ 3 | $ 6,983 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Invesco Floating Rate Fund - Class R5 | Invesco Mid Cap Core Equity Fund - Class A | Invesco Small Cap Growth Fund - Class A | Invesco International Growth Fund - Class R5 |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ — | $ 4,552 | $ 26 | $ 30 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (45) | — | 2 |
| Total realized gain (loss) on investments and capital gains distributions | — | 698 | 3 | 1 |
| Net unrealized appreciation (depreciation) of investments | — | 553 | 7 | 18 |
| Net increase (decrease) in net assets resulting from operations | — | 1,206 | 10 | 21 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | (1,184) | 2 | 166 |
| Increase (decrease) in net assets derived from principal transactions | — | (1,184) | 2 | 166 |
| Total increase (decrease) in net assets | — | 22 | 12 | 187 |
| **Net assets at December 31, 2013** | — | 4,574 | 38 | 217 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (45) | (1) | 4 |
| Total realized gain (loss) on investments and capital gains distributions | — | 618 | 16 | 17 |
| Net unrealized appreciation (depreciation) of investments | — | (419) | (9) | (27) |
| Net increase (decrease) in net assets resulting from operations | — | 154 | 6 | (6) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 32 | (671) | 46 | 197 |
| Increase (decrease) in net assets derived from principal transactions | 32 | (671) | 46 | 197 |
| Total increase (decrease) in net assets | 32 | (517) | 52 | 191 |
| **Net assets at December 31, 2014** | $ 32 | $ 4,057 | $ 90 | $ 408 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Invesco Endeavor Fund - Class A | Invesco Global Health Care Fund - Investor Class | Invesco High Yield Fund - Class R5 | Invesco American Value Fund - Class R5 |
|---|---:|---:|---:|---:|
| **Net assets at January 1, 2013** | $ 36 | $ 234 | $ — | $ — |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (1) | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 6 | 41 | — | — |
| Net unrealized appreciation (depreciation) of investments | 6 | 59 | — | — |
| Net increase (decrease) in net assets resulting from operations | 12 | 99 | — | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | 15 | 23 | — | — |
| Increase (decrease) in net assets derived from principal transactions | 15 | 23 | — | — |
| Total increase (decrease) in net assets | 27 | 122 | — | — |
| **Net assets at December 31, 2013** | 63 | 356 | — | — |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (3) | 1 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 9 | 83 | — | 18 |
| Net unrealized appreciation (depreciation) of investments | (4) | (15) | (1) | (14) |
| Net increase (decrease) in net assets resulting from operations | 5 | 65 | — | 3 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (17) | 21 | 35 | 228 |
| Increase (decrease) in net assets derived from principal transactions | (17) | 21 | 35 | 228 |
| Total increase (decrease) in net assets | (12) | 86 | 35 | 231 |
| **Net assets at December 31, 2014** | $ 51 | $ 442 | $ 35 | $ 231 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Invesco Energy Fund - Class R5 | Invesco Small Cap Value Fund - Class A | Invesco V.I. American Franchise Fund - Series I Shares | Invesco V.I. Core Equity Fund - Series I Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ — | $ 141 | $ 19,755 | $ 34,682 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (2) | (129) | 131 |
| Total realized gain (loss) on investments and capital gains distributions | — | 26 | 349 | 1,550 |
| Net unrealized appreciation (depreciation) of investments | — | 56 | 7,115 | 7,604 |
| Net increase (decrease) in net assets resulting from operations | — | 80 | 7,335 | 9,285 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | 97 | (1,025) | (3,816) |
| Increase (decrease) in net assets derived from principal transactions | — | 97 | (1,025) | (3,816) |
| Total increase (decrease) in net assets | — | 177 | 6,310 | 5,469 |
| **Net assets at December 31, 2013** | — | 318 | 26,065 | 40,151 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (3) | (268) | (77) |
| Total realized gain (loss) on investments and capital gains distributions | — | 81 | 1,117 | 2,286 |
| Net unrealized appreciation (depreciation) of investments | — | (55) | 1,045 | 521 |
| Net increase (decrease) in net assets resulting from operations | — | 23 | 1,894 | 2,730 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | 82 | (787) | (3,249) |
| Increase (decrease) in net assets derived from principal transactions | — | 82 | (787) | (3,249) |
| Total increase (decrease) in net assets | — | 105 | 1,107 | (519) |
| **Net assets at December 31, 2014** | $ — | $ 423 | $ 27,172 | $ 39,632 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Alger Capital Appreciation Fund - Class A | Alger Green Fund - Class A | AllianceBernstein Growth and Income Fund - Class A | AllianceBernstein Growth and Income Portfolio - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 492 | $ 2,030 | $ 201 | $ 476 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (33) | (1) | — |
| Total realized gain (loss) on investments and capital gains distributions | 49 | 417 | 38 | 66 |
| Net unrealized appreciation (depreciation) of investments | 127 | 492 | 14 | 87 |
| Net increase (decrease) in net assets resulting from operations | 174 | 876 | 51 | 153 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 57 | 1,306 | (69) | 45 |
| Increase (decrease) in net assets derived from principal transactions | 57 | 1,306 | (69) | 45 |
| Total increase (decrease) in net assets | 231 | 2,182 | (18) | 198 |
| **Net assets at December 31, 2013** | 723 | 4,212 | 183 | 674 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | (41) | — | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 200 | 614 | 14 | 158 |
| Net unrealized appreciation (depreciation) of investments | (67) | (439) | 1 | (115) |
| Net increase (decrease) in net assets resulting from operations | 129 | 134 | 15 | 44 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 483 | (571) | 3 | (275) |
| Increase (decrease) in net assets derived from principal transactions | 483 | (571) | 3 | (275) |
| Total increase (decrease) in net assets | 612 | (437) | 18 | (231) |
| **Net assets at December 31, 2014** | $ 1,335 | $ 3,775 | $ 201 | $ 443 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | AllianzGI NFJ Dividend Value Fund - Class A | AllianzGI NFJ Large-Cap Value Fund - Institutional Class | AllianzGI NFJ Small-Cap Value Fund - Class A | Amana Growth Fund - Investor Class |
|---|---:|---:|---:|---:|
| **Net assets at January 1, 2013** | $ 206 | $ 35 | $ 400 | $ 35,389 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 1 | 1 | (135) |
| Total realized gain (loss) on investments and capital gains distributions | 9 | 4 | 66 | 2,988 |
| Net unrealized appreciation (depreciation) of investments | 44 | 5 | 63 | 4,468 |
| Net increase (decrease) in net assets resulting from operations | 56 | 10 | 130 | 7,321 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (16) | (20) | 54 | (2,949) |
| Increase (decrease) in net assets derived from principal transactions | (16) | (20) | 54 | (2,949) |
| Total increase (decrease) in net assets | 40 | (10) | 184 | 4,372 |
| **Net assets at December 31, 2013** | 246 | 25 | 584 | 39,761 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 1 | 9 | (241) |
| Total realized gain (loss) on investments and capital gains distributions | 7 | — | 144 | 4,825 |
| Net unrealized appreciation (depreciation) of investments | 12 | 2 | (148) | 215 |
| Net increase (decrease) in net assets resulting from operations | 22 | 3 | 5 | 4,799 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7) | (1) | (41) | (2,098) |
| Increase (decrease) in net assets derived from principal transactions | (7) | (1) | (41) | (2,098) |
| Total increase (decrease) in net assets | 15 | 2 | (36) | 2,701 |
| **Net assets at December 31, 2014** | $ 261 | $ 27 | $ 548 | $ 42,462 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Amana Income Fund - Investor Class | American Balanced Fund® - Class R-3 | American Beacon Small Cap Value Fund - Investor Class | American Century Investments® Inflation-Adjusted Bond Fund - Investor Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 51,965 | $ 5,771 | $ — | $ 54,588 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 371 | 54 | — | 62 |
| Total realized gain (loss) on investments and capital gains distributions | 1,879 | 119 | — | 1,097 |
| Net unrealized appreciation (depreciation) of investments | 13,098 | 1,055 | — | (5,842) |
| Net increase (decrease) in net assets resulting from operations | 15,348 | 1,228 | — | (4,683) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5,113 | 354 | — | (17,045) |
| Increase (decrease) in net assets derived from principal transactions | 5,113 | 354 | — | (17,045) |
| Total increase (decrease) in net assets | 20,461 | 1,582 | — | (21,728) |
| **Net assets at December 31, 2013** | 72,426 | 7,353 | — | 32,860 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 425 | 48 | — | 128 |
| Total realized gain (loss) on investments and capital gains distributions | 4,884 | 1,036 | 4 | (698) |
| Net unrealized appreciation (depreciation) of investments | 510 | (523) | (1) | 1,104 |
| Net increase (decrease) in net assets resulting from operations | 5,819 | 561 | 3 | 534 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,433) | (597) | 61 | (4,371) |
| Increase (decrease) in net assets derived from principal transactions | (3,433) | (597) | 61 | (4,371) |
| Total increase (decrease) in net assets | 2,386 | (36) | 64 | (3,837) |
| **Net assets at December 31, 2014** | $ 74,812 | $ 7,317 | $ 64 | $ 29,023 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | American Century Investments® Income & Growth Fund - A Class | Fundamental Investors[SM] - Class R-3 | Fundamental Investors[SM] - Class R-4 | American Funds American Mutual Fund® - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 6,374 | $ 1,203 | $ 37,284 | $ 61 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 71 | 10 | 218 | 7 |
| Total realized gain (loss) on investments and capital gains distributions | (51) | 108 | 3,287 | 22 |
| Net unrealized appreciation (depreciation) of investments | 2,269 | 312 | 8,071 | 51 |
| Net increase (decrease) in net assets resulting from operations | 2,289 | 430 | 11,576 | 80 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 986 | 303 | 2,336 | 747 |
| Increase (decrease) in net assets derived from principal transactions | 986 | 303 | 2,336 | 747 |
| Total increase (decrease) in net assets | 3,275 | 733 | 13,912 | 827 |
| **Net assets at December 31, 2013** | 9,649 | 1,936 | 51,196 | 888 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 68 | 5 | 110 | 25 |
| Total realized gain (loss) on investments and capital gains distributions | 859 | 319 | 6,922 | 87 |
| Net unrealized appreciation (depreciation) of investments | 146 | (166) | (2,028) | 73 |
| Net increase (decrease) in net assets resulting from operations | 1,073 | 158 | 5,004 | 185 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 184 | 76 | 11,192 | 1,081 |
| Increase (decrease) in net assets derived from principal transactions | 184 | 76 | 11,192 | 1,081 |
| Total increase (decrease) in net assets | 1,257 | 234 | 16,196 | 1,266 |
| **Net assets at December 31, 2014** | $ 10,906 | $ 2,170 | $ 67,392 | $ 2,154 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Ariel Appreciation Fund - Investor Class | Ariel Fund - Investor Class | Artisan International Fund - Investor Shares | Aston/Fairpointe Mid Cap Fund - Class N |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 866 | $ 3,328 | $ 5,043 | $ 8,892 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (26) | 12 | (184) |
| Total realized gain (loss) on investments and capital gains distributions | 205 | 726 | 439 | 3,506 |
| Net unrealized appreciation (depreciation) of investments | 105 | 1,692 | 1,143 | 3,023 |
| Net increase (decrease) in net assets resulting from operations | 309 | 2,392 | 1,594 | 6,345 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (435) | 4,847 | 3,647 | 18,198 |
| Increase (decrease) in net assets derived from principal transactions | (435) | 4,847 | 3,647 | 18,198 |
| Total increase (decrease) in net assets | (126) | 7,239 | 5,241 | 24,543 |
| **Net assets at December 31, 2013** | 740 | 10,567 | 10,284 | 33,435 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (44) | (28) | (334) |
| Total realized gain (loss) on investments and capital gains distributions | 168 | 2,427 | 399 | 8,889 |
| Net unrealized appreciation (depreciation) of investments | (103) | (1,387) | (611) | (5,131) |
| Net increase (decrease) in net assets resulting from operations | 64 | 996 | (240) | 3,424 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (107) | 349 | 3,048 | 10,560 |
| Increase (decrease) in net assets derived from principal transactions | (107) | 349 | 3,048 | 10,560 |
| Total increase (decrease) in net assets | (43) | 1,345 | 2,808 | 13,984 |
| **Net assets at December 31, 2014** | $ 697 | $ 11,912 | $ 13,092 | $ 47,419 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | BlackRock Equity Dividend Fund - Investor A Shares | BlackRock Mid Cap Value Opportunities Fund - Institutional Shares | BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | Bond Fund of America[SM] - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 1,014 | $ — | $ 9,764 | $ 10,954 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 13 | — | (77) | 135 |
| Total realized gain (loss) on investments and capital gains distributions | 33 | — | 1,976 | 141 |
| Net unrealized appreciation (depreciation) of investments | 210 | — | 1,750 | (591) |
| Net increase (decrease) in net assets resulting from operations | 256 | — | 3,649 | (315) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 164 | — | 2,703 | (1,395) |
| Increase (decrease) in net assets derived from principal transactions | 164 | — | 2,703 | (1,395) |
| Total increase (decrease) in net assets | 420 | — | 6,352 | (1,710) |
| **Net assets at December 31, 2013** | 1,434 | — | 16,116 | 9,244 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 17 | — | (107) | 105 |
| Total realized gain (loss) on investments and capital gains distributions | 131 | 2 | 3,462 | 54 |
| Net unrealized appreciation (depreciation) of investments | (21) | (2) | (2,555) | 241 |
| Net increase (decrease) in net assets resulting from operations | 127 | — | 800 | 400 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 136 | 21 | (133) | (327) |
| Increase (decrease) in net assets derived from principal transactions | 136 | 21 | (133) | (327) |
| Total increase (decrease) in net assets | 263 | 21 | 667 | 73 |
| **Net assets at December 31, 2014** | $ 1,697 | $ 21 | $ 16,783 | $ 9,317 |

*The accompanying notes are an integral part of these financial statements.*

142

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Calvert VP SRI Balanced Portfolio | Capital World Growth & Income Fund[SM] - Class R-3 | Cohen & Steers Realty Shares, Inc. | Columbia[SM] Acorn® Fund - Class A Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 46,174 | $ 513 | $ 2,138 | $ 85 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | 10 | 36 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 5,099 | 12 | 118 | 8 |
| Net unrealized appreciation (depreciation) of investments | 2,569 | 104 | (144) | 17 |
| Net increase (decrease) in net assets resulting from operations | 7,666 | 126 | 10 | 24 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,140) | 46 | 286 | (6) |
| Increase (decrease) in net assets derived from principal transactions | (1,140) | 46 | 286 | (6) |
| Total increase (decrease) in net assets | 6,526 | 172 | 296 | 18 |
| **Net assets at December 31, 2013** | 52,700 | 685 | 2,434 | 103 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 253 | 11 | 69 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 4,303 | 12 | 281 | 18 |
| Net unrealized appreciation (depreciation) of investments | (281) | — | 626 | (17) |
| Net increase (decrease) in net assets resulting from operations | 4,275 | 23 | 976 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,484) | 67 | 3,268 | (3) |
| Increase (decrease) in net assets derived from principal transactions | (3,484) | 67 | 3,268 | (3) |
| Total increase (decrease) in net assets | 791 | 90 | 4,244 | (3) |
| **Net assets at December 31, 2014** | $ 53,491 | $ 775 | $ 6,678 | $ 100 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Columbia<sup>SM</sup> Acorn® Fund - Class Z Shares | Columbia Mid Cap Value Fund - Class A Shares | Columbia Mid Cap Value Fund - Class Z Shares | CRM Mid Cap Value Fund - Investor Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 39 | $ 4,121 | $ 1 | $ 232 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (27) | — | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 1,265 | — | 51 |
| Net unrealized appreciation (depreciation) of investments | 9 | 222 | — | 25 |
| Net increase (decrease) in net assets resulting from operations | 11 | 1,460 | — | 75 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 4 | 399 | 1 | 6 |
| Increase (decrease) in net assets derived from principal transactions | 4 | 399 | 1 | 6 |
| Total increase (decrease) in net assets | 15 | 1,859 | 1 | 81 |
| **Net assets at December 31, 2013** | 54 | 5,980 | 2 | 313 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (32) | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 9 | 1,832 | — | 82 |
| Net unrealized appreciation (depreciation) of investments | (8) | (1,014) | — | (67) |
| Net increase (decrease) in net assets resulting from operations | — | 786 | — | 15 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 4 | 3,650 | — | (40) |
| Increase (decrease) in net assets derived from principal transactions | 4 | 3,650 | — | (40) |
| Total increase (decrease) in net assets | 4 | 4,436 | — | (25) |
| **Net assets at December 31, 2014** | $ 58 | $ 10,416 | $ 2 | $ 288 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Davis Financial Fund - Class Y | Delaware Diversified Income Fund - Class A | Delaware Small Cap Value Fund - Class A | Deutsche Small Cap Growth Fund - Class S |
|---|---|---|---|---|
| Net assets at January 1, 2013 | $ — | $ 801 | $ — | $ — |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 41 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | — | (48) | 2 | — |
| Net unrealized appreciation (depreciation) of investments | — | (34) | 6 | — |
| Net increase (decrease) in net assets resulting from operations | — | (41) | 8 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | 1,127 | 101 | — |
| Increase (decrease) in net assets derived from principal transactions | — | 1,127 | 101 | — |
| Total increase (decrease) in net assets | — | 1,086 | 109 | — |
| Net assets at December 31, 2013 | — | 1,887 | 109 | — |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 86 | (1) | — |
| Total realized gain (loss) on investments and capital gains distributions | — | 2 | 38 | 2 |
| Net unrealized appreciation (depreciation) of investments | — | 13 | (24) | (1) |
| Net increase (decrease) in net assets resulting from operations | — | 101 | 13 | 1 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | 2,474 | 570 | 23 |
| Increase (decrease) in net assets derived from principal transactions | — | 2,474 | 570 | 23 |
| Total increase (decrease) in net assets | — | 2,575 | 583 | 24 |
| Net assets at December 31, 2014 | $ — | $ 4,462 | $ 692 | $ 24 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Dodge & Cox International Stock Fund | Dodge & Cox Stock Fund | Deutsche Equity 500 Index Fund - Class S | Eaton Vance Large-Cap Value Fund - Class R Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 224 | $ 28 | $ 491 | $ 98 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | — | 5 | — |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 6 | 5 | 17 |
| Net unrealized appreciation (depreciation) of investments | 56 | 15 | 145 | 13 |
| Net increase (decrease) in net assets resulting from operations | 67 | 21 | 155 | 30 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 89 | 79 | 30 | 3 |
| Increase (decrease) in net assets derived from principal transactions | 89 | 79 | 30 | 3 |
| Total increase (decrease) in net assets | 156 | 100 | 185 | 33 |
| **Net assets at December 31, 2013** | 380 | 128 | 676 | 131 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | 2 | 6 | — |
| Total realized gain (loss) on investments and capital gains distributions | 20 | 20 | 74 | 45 |
| Net unrealized appreciation (depreciation) of investments | (28) | 4 | 3 | (33) |
| Net increase (decrease) in net assets resulting from operations | (3) | 26 | 83 | 12 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 16 | 148 | (13) | (50) |
| Increase (decrease) in net assets derived from principal transactions | 16 | 148 | (13) | (50) |
| Total increase (decrease) in net assets | 13 | 174 | 70 | (38) |
| **Net assets at December 31, 2014** | $ 393 | $ 302 | $ 746 | $ 93 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Fidelity Advisor® New Insights Fund - Institutional Class | Fidelity® VIP Equity-Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 8,750 | $ 268,614 | $ 465 | $ 264,552 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 13 | 459 | (7) | 4,268 |
| Total realized gain (loss) on investments and capital gains distributions | 892 | (691) | 113 | 17,227 |
| Net unrealized appreciation (depreciation) of investments | 555 | 51,226 | 55 | 47,229 |
| Net increase (decrease) in net assets resulting from operations | 1,460 | 50,994 | 161 | 68,724 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,548) | (4,948) | 103 | (26,669) |
| Increase (decrease) in net assets derived from principal transactions | (1,548) | (4,948) | 103 | (26,669) |
| Total increase (decrease) in net assets | (88) | 46,046 | 264 | 42,055 |
| **Net assets at December 31, 2013** | 8,662 | 314,660 | 729 | 306,607 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 33 | 1,386 | (9) | 5,435 |
| Total realized gain (loss) on investments and capital gains distributions | 650 | 970 | 187 | 4,145 |
| Net unrealized appreciation (depreciation) of investments | (926) | (13,038) | (72) | 12,997 |
| Net increase (decrease) in net assets resulting from operations | (243) | (10,682) | 106 | 22,577 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,319) | (8,450) | 99 | (27,320) |
| Increase (decrease) in net assets derived from principal transactions | (1,319) | (8,450) | 99 | (27,320) |
| Total increase (decrease) in net assets | (1,562) | (19,132) | 205 | (4,743) |
| **Net assets at December 31, 2014** | $ 7,100 | $ 295,528 | $ 934 | $ 301,864 |

*The accompanying notes are an integral part of these financial statements.*

147

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 225,077 | $ 12,167 | $ 29,379 | $ 1,085,469 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,690) | 520 | 143 | 1,964 |
| Total realized gain (loss) on investments and capital gains distributions | 10,773 | 315 | (1,965) | 23,779 |
| Net unrealized appreciation (depreciation) of investments | 65,870 | (312) | 10,114 | 291,519 |
| Net increase (decrease) in net assets resulting from operations | 74,953 | 523 | 8,292 | 317,262 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (25,029) | (1,336) | (1,359) | (82,018) |
| Increase (decrease) in net assets derived from principal transactions | (25,029) | (1,336) | (1,359) | (82,018) |
| Total increase (decrease) in net assets | 49,924 | (813) | 6,933 | 235,244 |
| **Net assets at December 31, 2013** | 275,001 | 11,354 | 36,312 | 1,320,713 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,239) | 575 | 107 | 665 |
| Total realized gain (loss) on investments and capital gains distributions | 9,482 | 101 | (700) | 56,881 |
| Net unrealized appreciation (depreciation) of investments | 20,363 | (692) | (2,504) | 82,142 |
| Net increase (decrease) in net assets resulting from operations | 27,606 | (16) | (3,097) | 139,688 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (10,109) | 813 | (3,332) | (80,851) |
| Increase (decrease) in net assets derived from principal transactions | (10,109) | 813 | (3,332) | (80,851) |
| Total increase (decrease) in net assets | 17,497 | 797 | (6,429) | 58,837 |
| **Net assets at December 31, 2014** | $ 292,498 | $ 12,151 | $ 29,883 | $ 1,379,550 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager Portfolio - Initial Class | Franklin Mutual Global Discovery Fund - Class R |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 115,759 | $ 20,599 | $ 22,592 | $ 2,419 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,072 | 127 | 97 | 17 |
| Total realized gain (loss) on investments and capital gains distributions | 4,779 | 3,793 | 428 | 319 |
| Net unrealized appreciation (depreciation) of investments | 30,085 | 3,481 | 2,542 | 210 |
| Net increase (decrease) in net assets resulting from operations | 35,936 | 7,401 | 3,067 | 546 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,981 | (145) | (2,409) | (355) |
| Increase (decrease) in net assets derived from principal transactions | 1,981 | (145) | (2,409) | (355) |
| Total increase (decrease) in net assets | 37,917 | 7,256 | 658 | 191 |
| **Net assets at December 31, 2013** | 153,676 | 27,855 | 23,250 | 2,610 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 837 | 74 | 75 | 34 |
| Total realized gain (loss) on investments and capital gains distributions | 4,424 | 1,808 | 1,359 | 221 |
| Net unrealized appreciation (depreciation) of investments | 13,593 | (162) | (368) | (144) |
| Net increase (decrease) in net assets resulting from operations | 18,854 | 1,720 | 1,066 | 111 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,561 | (111) | (1,655) | (128) |
| Increase (decrease) in net assets derived from principal transactions | 3,561 | (111) | (1,655) | (128) |
| Total increase (decrease) in net assets | 22,415 | 1,609 | (589) | (17) |
| **Net assets at December 31, 2014** | $ 176,091 | $ 29,464 | $ 22,661 | $ 2,593 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Franklin Biotechnology Discovery Fund - Advisor Class | Franklin Natural Resources Fund - Advisor Class | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value VIP Fund - Class 2 |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ — | $ — | $ 553 | $ 110,112 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | (4) | 497 |
| Total realized gain (loss) on investments and capital gains distributions | — | — | 156 | 4,350 |
| Net unrealized appreciation (depreciation) of investments | — | — | 59 | 33,299 |
| Net increase (decrease) in net assets resulting from operations | — | — | 211 | 38,146 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | — | (5) | (4,257) |
| Increase (decrease) in net assets derived from principal transactions | — | — | (5) | (4,257) |
| Total increase (decrease) in net assets | — | — | 206 | 33,889 |
| **Net assets at December 31, 2013** | — | — | 759 | 144,001 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | (3) | (405) |
| Total realized gain (loss) on investments and capital gains distributions | 4 | — | 160 | 15,126 |
| Net unrealized appreciation (depreciation) of investments | 4 | (1) | (136) | (15,311) |
| Net increase (decrease) in net assets resulting from operations | 8 | (1) | 21 | (590) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 89 | 4 | (474) | (11,303) |
| Increase (decrease) in net assets derived from principal transactions | 89 | 4 | (474) | (11,303) |
| Total increase (decrease) in net assets | 97 | 3 | (453) | (11,893) |
| **Net assets at December 31, 2014** | $ 97 | $ 3 | $ 306 | $ 132,108 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Goldman Sachs Growth Opportunities Fund - Class IR Shares | Growth Fund of America® - Class R-3 | Growth Fund of America® - Class R-4 | The Hartford Capital Appreciation Fund - Class R4 |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ — | $ 12,373 | $ 287,158 | $ 159 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (81) | (1,953) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | — | 1,965 | 27,868 | 72 |
| Net unrealized appreciation (depreciation) of investments | — | 2,073 | 65,718 | (9) |
| Net increase (decrease) in net assets resulting from operations | — | 3,957 | 91,633 | 62 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | (416) | (14,877) | (221) |
| Increase (decrease) in net assets derived from principal transactions | — | (416) | (14,877) | (221) |
| Total increase (decrease) in net assets | — | 3,541 | 76,756 | (159) |
| **Net assets at December 31, 2013** | — | 15,914 | 363,914 | — |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (88) | (2,242) | — |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 2,781 | 40,146 | — |
| Net unrealized appreciation (depreciation) of investments | — | (1,397) | (8,466) | — |
| Net increase (decrease) in net assets resulting from operations | 1 | 1,296 | 29,438 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2 | (490) | (13,292) | — |
| Increase (decrease) in net assets derived from principal transactions | 2 | (490) | (13,292) | — |
| Total increase (decrease) in net assets | 3 | 806 | 16,146 | — |
| **Net assets at December 31, 2014** | $ 3 | $ 16,720 | $ 380,060 | $ — |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | The Hartford Dividend And Growth Fund - Class R4 | Income Fund of America® - Class R-3 | Ivy Science and Technology Fund - Class Y | Janus Aspen Series Balanced Portfolio - Institutional Shares |
|---|---|---|---|---|
| Net assets at January 1, 2013 | $ 261 | $ 1,985 | $ — | $ 174 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 53 | — | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 73 | 82 | — | 10 |
| Net unrealized appreciation (depreciation) of investments | (2) | 207 | — | 13 |
| Net increase (decrease) in net assets resulting from operations | 73 | 342 | — | 24 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (330) | 65 | — | (45) |
| Increase (decrease) in net assets derived from principal transactions | (330) | 65 | — | (45) |
| Total increase (decrease) in net assets | (257) | 407 | — | (21) |
| **Net assets at December 31, 2013** | 4 | 2,392 | — | 153 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 56 | — | 1 |
| Total realized gain (loss) on investments and capital gains distributions | — | 182 | — | 9 |
| Net unrealized appreciation (depreciation) of investments | — | (54) | — | 1 |
| Net increase (decrease) in net assets resulting from operations | — | 184 | — | 11 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1 | 46 | 31 | (17) |
| Increase (decrease) in net assets derived from principal transactions | 1 | 46 | 31 | (17) |
| Total increase (decrease) in net assets | 1 | 230 | 31 | (6) |
| **Net assets at December 31, 2014** | $ 5 | $ 2,622 | $ 31 | $ 147 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Janus Aspen Series Enterprise Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Global Research Portfolio - Institutional Shares | Janus Aspen Series Janus Portfolio - Institutional Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 365 | $ 40 | $ 135 | $ 70 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | 2 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 33 | 1 | 1 | 2 |
| Net unrealized appreciation (depreciation) of investments | 53 | (2) | 34 | 17 |
| Net increase (decrease) in net assets resulting from operations | 83 | 1 | 35 | 19 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (122) | (3) | (9) | (11) |
| Increase (decrease) in net assets derived from principal transactions | (122) | (3) | (9) | (11) |
| Total increase (decrease) in net assets | (39) | (2) | 26 | 8 |
| **Net assets at December 31, 2013** | 326 | 38 | 161 | 78 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | 1 | — | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 56 | — | 27 | 9 |
| Net unrealized appreciation (depreciation) of investments | (19) | — | (16) | 1 |
| Net increase (decrease) in net assets resulting from operations | 34 | 1 | 11 | 9 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (78) | 1 | (70) | (5) |
| Increase (decrease) in net assets derived from principal transactions | (78) | 1 | (70) | (5) |
| Total increase (decrease) in net assets | (44) | 2 | (59) | 4 |
| **Net assets at December 31, 2014** | $ 282 | $ 40 | $ 102 | $ 82 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | JPMorgan Equity Income Fund - Select Class Shares | JPMorgan Government Bond Fund - Select Class Shares | Lazard Emerging Markets Equity Portfolio - Open Shares | Lazard U.S. Mid Cap Equity Portfolio - Open Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ — | $ 10 | $ — | $ 5,049 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 5 | — | (16) |
| Total realized gain (loss) on investments and capital gains distributions | — | (6) | — | 296 |
| Net unrealized appreciation (depreciation) of investments | — | (15) | — | 936 |
| Net increase (decrease) in net assets resulting from operations | — | (16) | — | 1,216 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | 248 | — | (2,343) |
| Increase (decrease) in net assets derived from principal transactions | — | 248 | — | (2,343) |
| Total increase (decrease) in net assets | — | 232 | — | (1,127) |
| **Net assets at December 31, 2013** | — | 242 | — | 3,922 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 3 | — | (19) |
| Total realized gain (loss) on investments and capital gains distributions | 1 | (4) | — | 325 |
| Net unrealized appreciation (depreciation) of investments | 2 | 9 | — | 131 |
| Net increase (decrease) in net assets resulting from operations | 4 | 8 | — | 437 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 64 | 176 | — | (175) |
| Increase (decrease) in net assets derived from principal transactions | 64 | 176 | — | (175) |
| Total increase (decrease) in net assets | 68 | 184 | — | 262 |
| **Net assets at December 31, 2014** | $ 68 | $ 426 | $ — | $ 4,184 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | ClearBridge Aggressive Growth Fund - Class I | LKCM Aquinas Growth Fund | Loomis Sayles Small Cap Value Fund - Retail Class | Loomis Sayles Limited Term Government and Agency Fund - Class Y |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ — | $ 337 | $ 10,558 | $ — |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (3) | (123) | — |
| Total realized gain (loss) on investments and capital gains distributions | — | 49 | 1,824 | — |
| Net unrealized appreciation (depreciation) of investments | — | 40 | 2,154 | — |
| Net increase (decrease) in net assets resulting from operations | — | 86 | 3,855 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | (12) | 1,178 | — |
| Increase (decrease) in net assets derived from principal transactions | — | (12) | 1,178 | — |
| Total increase (decrease) in net assets | — | 74 | 5,033 | — |
| **Net assets at December 31, 2013** | — | 411 | 15,591 | — |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (3) | (99) | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 107 | 2,999 | (1) |
| Net unrealized appreciation (depreciation) of investments | 1 | (104) | (2,344) | (1) |
| Net increase (decrease) in net assets resulting from operations | 3 | — | 556 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | 93 | (63) | (1,832) | 373 |
| Increase (decrease) in net assets derived from principal transactions | 93 | (63) | (1,832) | 373 |
| Total increase (decrease) in net assets | 96 | (63) | (1,276) | 373 |
| **Net assets at December 31, 2014** | $ 96 | $ 348 | $ 14,315 | $ 373 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Loomis Sayles Value Fund - Class Y | Lord Abbett Developing Growth Fund - Class A | Lord Abbett Core Fixed Income Fund - Class A | Lord Abbett Mid Cap Stock Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ — | $ 93 | $ 59 | $ 960 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (2) | — | (4) |
| Total realized gain (loss) on investments and capital gains distributions | — | 46 | — | 151 |
| Net unrealized appreciation (depreciation) of investments | — | 36 | (2) | 101 |
| Net increase (decrease) in net assets resulting from operations | — | 80 | (2) | 248 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | 86 | (11) | (211) |
| Increase (decrease) in net assets derived from principal transactions | — | 86 | (11) | (211) |
| Total increase (decrease) in net assets | — | 166 | (13) | 37 |
| **Net assets at December 31, 2013** | — | 259 | 46 | 997 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (2) | — | (3) |
| Total realized gain (loss) on investments and capital gains distributions | — | 50 | — | 28 |
| Net unrealized appreciation (depreciation) of investments | — | (43) | 3 | 87 |
| Net increase (decrease) in net assets resulting from operations | — | 5 | 3 | 112 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | 10 | 1,209 | 46 |
| Increase (decrease) in net assets derived from principal transactions | — | 10 | 1,209 | 46 |
| Total increase (decrease) in net assets | — | 15 | 1,212 | 158 |
| **Net assets at December 31, 2014** | $ — | $ 274 | $ 1,258 | $ 1,155 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Lord Abbett Small Cap Value Fund - Class A | Lord Abbett Fundamental Equity Fund - Class A | Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC | MainStay Large Cap Growth Fund - Class R3 |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 1,186 | $ 158 | $ 95,534 | $ 424 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (12) | (1) | (537) | — |
| Total realized gain (loss) on investments and capital gains distributions | 400 | 43 | (309) | 32 |
| Net unrealized appreciation (depreciation) of investments | (8) | 20 | 26,886 | 127 |
| Net increase (decrease) in net assets resulting from operations | 380 | 62 | 26,040 | 159 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (116) | 44 | (16,890) | 54 |
| Increase (decrease) in net assets derived from principal transactions | (116) | 44 | (16,890) | 54 |
| Total increase (decrease) in net assets | 264 | 106 | 9,150 | 213 |
| **Net assets at December 31, 2013** | 1,450 | 264 | 104,684 | 637 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (11) | — | (535) | — |
| Total realized gain (loss) on investments and capital gains distributions | 384 | 54 | 1,491 | 134 |
| Net unrealized appreciation (depreciation) of investments | (367) | (38) | 9,387 | (134) |
| Net increase (decrease) in net assets resulting from operations | 6 | 16 | 10,343 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | (202) | (15) | (10,441) | (635) |
| Increase (decrease) in net assets derived from principal transactions | (202) | (15) | (10,441) | (635) |
| Total increase (decrease) in net assets | (196) | 1 | (98) | (635) |
| **Net assets at December 31, 2014** | $ 1,254 | $ 265 | $ 104,586 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Massachusetts Investors Growth Stock Fund - Class A | Metropolitan West Total Return Bond Fund - Class M Shares | MFS® New Discovery Fund - Class R3 | MFS® International Value Fund - Class R3 |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 718 | $ — | $ — | $ — |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 15 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 52 | 19 | — | — |
| Net unrealized appreciation (depreciation) of investments | 88 | (18) | — | — |
| Net increase (decrease) in net assets resulting from operations | 139 | 16 | — | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | (197) | 3,474 | — | — |
| Increase (decrease) in net assets derived from principal transactions | (197) | 3,474 | — | — |
| Total increase (decrease) in net assets | (58) | 3,490 | — | — |
| **Net assets at December 31, 2013** | 660 | 3,490 | — | — |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 77 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 44 | 37 | — | — |
| Net unrealized appreciation (depreciation) of investments | 27 | 174 | — | (1) |
| Net increase (decrease) in net assets resulting from operations | 70 | 288 | — | (1) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (8) | 6,833 | 1 | 14 |
| Increase (decrease) in net assets derived from principal transactions | (8) | 6,833 | 1 | 14 |
| Total increase (decrease) in net assets | 62 | 7,121 | 1 | 13 |
| **Net assets at December 31, 2014** | $ 722 | $ 10,611 | $ 1 | $ 13 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Neuberger Berman Genesis Fund - Trust Class | Neuberger Berman Socially Responsive Fund - Trust Class | New Perspective Fund® - Class R-3 | New Perspective Fund® - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 95 | $ 8,855 | $ 2,123 | $ 88,013 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 21 | 3 | 40 |
| Total realized gain (loss) on investments and capital gains distributions | 13 | 1,895 | 349 | 5,061 |
| Net unrealized appreciation (depreciation) of investments | 32 | 1,684 | 177 | 18,214 |
| Net increase (decrease) in net assets resulting from operations | 45 | 3,600 | 529 | 23,315 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 58 | 1,990 | (235) | 3,626 |
| Increase (decrease) in net assets derived from principal transactions | 58 | 1,990 | (235) | 3,626 |
| Total increase (decrease) in net assets | 103 | 5,590 | 294 | 26,941 |
| **Net assets at December 31, 2013** | 198 | 14,445 | 2,417 | 114,954 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (5) | (5) | (272) |
| Total realized gain (loss) on investments and capital gains distributions | 59 | 2,720 | 339 | 8,102 |
| Net unrealized appreciation (depreciation) of investments | (44) | (1,516) | (286) | (4,995) |
| Net increase (decrease) in net assets resulting from operations | 13 | 1,199 | 48 | 2,835 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 262 | (2,299) | (353) | 4,062 |
| Increase (decrease) in net assets derived from principal transactions | 262 | (2,299) | (353) | 4,062 |
| Total increase (decrease) in net assets | 275 | (1,100) | (305) | 6,897 |
| **Net assets at December 31, 2014** | $ 473 | $ 13,345 | $ 2,112 | $ 121,851 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2014 and 2013
### *(Dollars in thousands)*

| | American Funds New World Fund® - Class R-4 | Nuveen Global Infrastructure Fund - Class I | Nuveen U.S. Infrastructure Income Fund - Class I | Oppenheimer Capital Appreciation Fund - Class A |
|---|---|---|---|---|
| Net assets at January 1, 2013 | $ — | $ — | $ — | $ 520 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | — | (2) |
| Total realized gain (loss) on investments and capital gains distributions | — | — | — | 111 |
| Net unrealized appreciation (depreciation) of investments | — | — | — | (49) |
| Net increase (decrease) in net assets resulting from operations | — | — | — | 60 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | — | — | (474) |
| Increase (decrease) in net assets derived from principal transactions | — | — | — | (474) |
| Total increase (decrease) in net assets | — | — | — | (414) |
| **Net assets at December 31, 2013** | — | — | — | 106 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 16 | 1 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 72 | — | 20 |
| Net unrealized appreciation (depreciation) of investments | (3) | (84) | 1 | (5) |
| Net increase (decrease) in net assets resulting from operations | (2) | 4 | 2 | 14 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 29 | 1,193 | 202 | (16) |
| Increase (decrease) in net assets derived from principal transactions | 29 | 1,193 | 202 | (16) |
| Total increase (decrease) in net assets | 27 | 1,197 | 204 | (2) |
| **Net assets at December 31, 2014** | $ 27 | $ 1,197 | $ 204 | $ 104 |

*The accompanying notes are an integral part of these financial statements.*

160

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Developing Markets Fund - Class Y | Oppenheimer Gold & Special Minerals Fund - Class A | Oppenheimer International Bond Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 275,812 | $ 35,375 | $ 16 | $ 128 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,576) | 6 | — | 4 |
| Total realized gain (loss) on investments and capital gains distributions | (2,983) | 684 | (3) | (2) |
| Net unrealized appreciation (depreciation) of investments | 24,650 | 2,350 | (7) | (9) |
| Net increase (decrease) in net assets resulting from operations | 19,091 | 3,040 | (10) | (7) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (14,722) | 709 | 9 | 20 |
| Increase (decrease) in net assets derived from principal transactions | (14,722) | 709 | 9 | 20 |
| Total increase (decrease) in net assets | 4,369 | 3,749 | (1) | 13 |
| **Net assets at December 31, 2013** | 280,181 | 39,124 | 15 | 141 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,119) | 62 | — | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 20,835 | 1,162 | (1) | (8) |
| Net unrealized appreciation (depreciation) of investments | (34,012) | (3,251) | (4) | 6 |
| Net increase (decrease) in net assets resulting from operations | (15,296) | (2,027) | (5) | 1 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (15,191) | 1,614 | 11 | (85) |
| Increase (decrease) in net assets derived from principal transactions | (15,191) | 1,614 | 11 | (85) |
| Total increase (decrease) in net assets | (30,487) | (413) | 6 | (84) |
| **Net assets at December 31, 2014** | $ 249,694 | $ 38,711 | $ 21 | $ 57 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Oppenheimer International Growth Fund - Class Y | Oppenheimer International Small Company Fund - Class Y | Oppenheimer Discovery Mid Cap Growth Fund/VA | Oppenheimer Global Fund/VA |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ — | $ — | $ 41 | $ 226 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | (1) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | — | — | 2 | 1 |
| Net unrealized appreciation (depreciation) of investments | — | — | 12 | 55 |
| Net increase (decrease) in net assets resulting from operations | — | — | 13 | 57 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | — | (8) | (22) |
| Increase (decrease) in net assets derived from principal transactions | — | — | (8) | (22) |
| Total increase (decrease) in net assets | — | — | 5 | 35 |
| **Net assets at December 31, 2013** | — | — | 46 | 261 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | (1) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | — | — | 3 | 22 |
| Net unrealized appreciation (depreciation) of investments | — | — | (14) | (19) |
| Net increase (decrease) in net assets resulting from operations | — | — | (12) | 4 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 10 | 12 | (19) | (43) |
| Increase (decrease) in net assets derived from principal transactions | 10 | 12 | (19) | (43) |
| Total increase (decrease) in net assets | 10 | 12 | (31) | (39) |
| **Net assets at December 31, 2014** | $ 10 | $ 12 | $ 15 | $ 222 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Oppenheimer Global Strategic Income Fund/VA | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA | Parnassus Small Cap Fund[SM] |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 109 | $ 67 | $ 10,845 | $ — |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | — | (12) | — |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 2 | 1,172 | — |
| Net unrealized appreciation (depreciation) of investments | (6) | 17 | 4,192 | — |
| Net increase (decrease) in net assets resulting from operations | (1) | 19 | 5,352 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | (9) | (9) | 7,302 | — |
| Increase (decrease) in net assets derived from principal transactions | (9) | (9) | 7,302 | — |
| Total increase (decrease) in net assets | (10) | 10 | 12,654 | — |
| **Net assets at December 31, 2013** | 99 | 77 | 23,499 | — |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | — | 9 | — |
| Total realized gain (loss) on investments and capital gains distributions | — | 5 | 5,490 | — |
| Net unrealized appreciation (depreciation) of investments | (2) | 2 | (2,793) | — |
| Net increase (decrease) in net assets resulting from operations | 1 | 7 | 2,706 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2) | (10) | 2,149 | — |
| Increase (decrease) in net assets derived from principal transactions | (2) | (10) | 2,149 | — |
| Total increase (decrease) in net assets | (1) | (3) | 4,855 | — |
| **Net assets at December 31, 2014** | $ 98 | $ 74 | $ 28,354 | $ — |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Parnassus Core Equity Fund[SM] - Investor Shares | Pax World Balanced Fund - Individual Investor Class | PIMCO CommodityRealReturn Strategy Fund® - Administrative Class | PIMCO Real Return Portfolio - Administrative Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 622 | $ 46,306 | $ — | $ 260,067 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 29 | (103) | — | 1,082 |
| Total realized gain (loss) on investments and capital gains distributions | 413 | 5,289 | — | 8,483 |
| Net unrealized appreciation (depreciation) of investments | 414 | 1,581 | — | (31,921) |
| Net increase (decrease) in net assets resulting from operations | 856 | 6,767 | — | (22,356) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5,911 | (3,659) | — | (88,953) |
| Increase (decrease) in net assets derived from principal transactions | 5,911 | (3,659) | — | (88,953) |
| Total increase (decrease) in net assets | 6,767 | 3,108 | — | (111,309) |
| **Net assets at December 31, 2013** | 7,389 | 49,414 | — | 148,758 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 100 | (72) | — | 829 |
| Total realized gain (loss) on investments and capital gains distributions | 381 | 4,164 | — | (541) |
| Net unrealized appreciation (depreciation) of investments | 1,222 | (949) | (2) | 3,343 |
| Net increase (decrease) in net assets resulting from operations | 1,703 | 3,143 | (2) | 3,631 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 8,279 | (7,639) | 16 | (24,985) |
| Increase (decrease) in net assets derived from principal transactions | 8,279 | (7,639) | 16 | (24,985) |
| Total increase (decrease) in net assets | 9,982 | (4,496) | 14 | (21,354) |
| **Net assets at December 31, 2014** | $ 17,371 | $ 44,918 | $ 14 | $ 127,404 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Pioneer Equity Income Fund - Class Y Shares | Pioneer High Yield Fund - Class A Shares | Pioneer Strategic Income Fund - Class A Shares | Pioneer Emerging Markets VCT Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 1,099 | $ 2,178 | $ 1,519 | $ 15,901 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 53 | 87 | 52 | 38 |
| Total realized gain (loss) on investments and capital gains distributions | 180 | 171 | 32 | 340 |
| Net unrealized appreciation (depreciation) of investments | 441 | (28) | (71) | (913) |
| Net increase (decrease) in net assets resulting from operations | 674 | 230 | 13 | (535) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,778 | (442) | (175) | (2,429) |
| Increase (decrease) in net assets derived from principal transactions | 2,778 | (442) | (175) | (2,429) |
| Total increase (decrease) in net assets | 3,452 | (212) | (162) | (2,964) |
| **Net assets at December 31, 2013** | 4,551 | 1,966 | 1,357 | 12,937 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 134 | 73 | 45 | (24) |
| Total realized gain (loss) on investments and capital gains distributions | 799 | 117 | 11 | (84) |
| Net unrealized appreciation (depreciation) of investments | (164) | (206) | (3) | (1,498) |
| Net increase (decrease) in net assets resulting from operations | 769 | (16) | 53 | (1,606) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,118 | 73 | (56) | (960) |
| Increase (decrease) in net assets derived from principal transactions | 3,118 | 73 | (56) | (960) |
| Total increase (decrease) in net assets | 3,887 | 57 | (3) | (2,566) |
| **Net assets at December 31, 2014** | $ 8,438 | $ 2,023 | $ 1,354 | $ 10,371 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Pioneer Equity Income VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I Shares | Prudential Jennison Utility Fund - Class Z | Columbia Diversified Equity Income Fund - Class K Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ — | $ 27,738 | $ — | $ 7,180 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 1,292 | — | 58 |
| Total realized gain (loss) on investments and capital gains distributions | — | 1,754 | — | 500 |
| Net unrealized appreciation (depreciation) of investments | — | 39 | — | 1,631 |
| Net increase (decrease) in net assets resulting from operations | — | 3,085 | — | 2,189 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | 87 | — | 155 |
| Increase (decrease) in net assets derived from principal transactions | — | 87 | — | 155 |
| Total increase (decrease) in net assets | — | 3,172 | — | 2,344 |
| **Net assets at December 31, 2013** | — | 30,910 | — | 9,524 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 1,064 | — | 44 |
| Total realized gain (loss) on investments and capital gains distributions | — | 3,219 | 2 | 1,318 |
| Net unrealized appreciation (depreciation) of investments | — | (4,183) | (2) | (305) |
| Net increase (decrease) in net assets resulting from operations | — | 100 | — | 1,057 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 9 | (7,740) | 23 | 394 |
| Increase (decrease) in net assets derived from principal transactions | 9 | (7,740) | 23 | 394 |
| Total increase (decrease) in net assets | 9 | (7,640) | 23 | 1,451 |
| **Net assets at December 31, 2014** | $ 9 | $ 23,270 | $ 23 | $ 10,975 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Columbia Diversified Equity Income Fund - Class R4 Shares | Royce Total Return Fund - K Class | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Mid-Cap Value Fund - R Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 88 | $ 1 | $ 7,942 | $ 777 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | — | (101) | (3) |
| Total realized gain (loss) on investments and capital gains distributions | 3 | — | 940 | 120 |
| Net unrealized appreciation (depreciation) of investments | 24 | — | 1,605 | 115 |
| Net increase (decrease) in net assets resulting from operations | 28 | — | 2,444 | 232 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 6 | 1 | 1,758 | (81) |
| Increase (decrease) in net assets derived from principal transactions | 6 | 1 | 1,758 | (81) |
| Total increase (decrease) in net assets | 34 | 1 | 4,202 | 151 |
| **Net assets at December 31, 2013** | 122 | 2 | 12,144 | 928 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | — | (122) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 17 | — | 1,629 | 172 |
| Net unrealized appreciation (depreciation) of investments | (8) | — | (1,432) | (84) |
| Net increase (decrease) in net assets resulting from operations | 10 | — | 75 | 87 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (18) | — | (378) | 20 |
| Increase (decrease) in net assets derived from principal transactions | (18) | — | (378) | 20 |
| Total increase (decrease) in net assets | (8) | — | (303) | 107 |
| **Net assets at December 31, 2014** | $ 114 | $ 2 | $ 11,841 | $ 1,035 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Advisor Class | Templeton Global Bond Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 226 | $ 1,174 | $ 37,035 | $ 204,498 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 14 | 1,504 | 6,215 |
| Total realized gain (loss) on investments and capital gains distributions | 49 | 165 | 5 | 1,853 |
| Net unrealized appreciation (depreciation) of investments | 30 | 171 | (907) | (5,834) |
| Net increase (decrease) in net assets resulting from operations | 79 | 350 | 602 | 2,234 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (20) | 296 | 2,243 | (6,007) |
| Increase (decrease) in net assets derived from principal transactions | (20) | 296 | 2,243 | (6,007) |
| Total increase (decrease) in net assets | 59 | 646 | 2,845 | (3,773) |
| **Net assets at December 31, 2013** | 285 | 1,820 | 39,880 | 200,725 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 34 | 2,457 | 10,282 |
| Total realized gain (loss) on investments and capital gains distributions | 52 | 117 | 87 | 4,700 |
| Net unrealized appreciation (depreciation) of investments | (15) | (357) | (2,001) | (13,460) |
| Net increase (decrease) in net assets resulting from operations | 37 | (206) | 543 | 1,522 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 8 | (12) | (2,335) | (22,193) |
| Increase (decrease) in net assets derived from principal transactions | 8 | (12) | (2,335) | (22,193) |
| Total increase (decrease) in net assets | 45 | (218) | (1,792) | (20,671) |
| **Net assets at December 31, 2014** | $ 330 | $ 1,602 | $ 38,088 | $ 180,054 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Third Avenue Real Estate Value Fund - Institutional Class | Thornburg International Value Fund - Class R4 | USAA Precious Metals and Minerals Fund - Adviser Shares | Diversified Value Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ — | $ 34 | $ 8,081 | $ 87 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | (64) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | — | — | (2,926) | — |
| Net unrealized appreciation (depreciation) of investments | — | 6 | (1,813) | 23 |
| Net increase (decrease) in net assets resulting from operations | — | 6 | (4,803) | 24 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | 6 | 3,471 | (4) |
| Increase (decrease) in net assets derived from principal transactions | — | 6 | 3,471 | (4) |
| Total increase (decrease) in net assets | — | 12 | (1,332) | 20 |
| **Net assets at December 31, 2013** | — | 46 | 6,749 | 107 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | 11 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | — | 4 | (2,413) | 5 |
| Net unrealized appreciation (depreciation) of investments | — | (7) | 735 | 3 |
| Net increase (decrease) in net assets resulting from operations | — | (3) | (1,667) | 9 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 4 | 2 | 4,013 | — |
| Increase (decrease) in net assets derived from principal transactions | 4 | 2 | 4,013 | — |
| Total increase (decrease) in net assets | 4 | (1) | 2,346 | 9 |
| **Net assets at December 31, 2014** | $ 4 | $ 45 | $ 9,095 | $ 116 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Equity Income Portfolio | Small Company Growth Portfolio | Victory Integrity Small-Cap Value Fund - Class Y Shares | Victory Small Company Opportunity Fund - Class R |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 446 | $ 25 | $ — | $ 13 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 87 | 9 | — | 1 |
| Net unrealized appreciation (depreciation) of investments | (2) | 2 | — | 3 |
| Net increase (decrease) in net assets resulting from operations | 93 | 11 | — | 4 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (294) | (13) | — | 3 |
| Increase (decrease) in net assets derived from principal transactions | (294) | (13) | — | 3 |
| Total increase (decrease) in net assets | (201) | (2) | — | 7 |
| **Net assets at December 31, 2013** | 245 | 23 | — | 20 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | — | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 25 | 4 | — | 2 |
| Net unrealized appreciation (depreciation) of investments | (6) | (3) | — | (1) |
| Net increase (decrease) in net assets resulting from operations | 23 | 1 | — | 1 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (19) | — | 6 | 4 |
| Increase (decrease) in net assets derived from principal transactions | (19) | — | 6 | 4 |
| Total increase (decrease) in net assets | 4 | 1 | 6 | 5 |
| **Net assets at December 31, 2014** | $ 249 | $ 24 | $ 6 | $ 25 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya Balanced Portfolio - Class I | Voya Growth Opportunities Fund - Class A | Voya Large Cap Value Fund - Class A | Voya Real Estate Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 305,260 | $ 63 | $ — | $ 1,954 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3,429 | (1) | — | 34 |
| Total realized gain (loss) on investments and capital gains distributions | 3,552 | 6 | — | 164 |
| Net unrealized appreciation (depreciation) of investments | 37,873 | 16 | — | (180) |
| Net increase (decrease) in net assets resulting from operations | 44,854 | 21 | — | 18 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (33,009) | 23 | 6 | (64) |
| Increase (decrease) in net assets derived from principal transactions | (33,009) | 23 | 6 | (64) |
| Total increase (decrease) in net assets | 11,845 | 44 | 6 | (46) |
| **Net assets at December 31, 2013** | 317,105 | 107 | 6 | 1,908 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,725 | (1) | — | 38 |
| Total realized gain (loss) on investments and capital gains distributions | 4,635 | 17 | — | 257 |
| Net unrealized appreciation (depreciation) of investments | 9,094 | (6) | — | 189 |
| Net increase (decrease) in net assets resulting from operations | 15,454 | 10 | — | 484 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (32,930) | (17) | 1 | (367) |
| Increase (decrease) in net assets derived from principal transactions | (32,930) | (17) | 1 | (367) |
| Total increase (decrease) in net assets | (17,476) | (7) | 1 | 117 |
| **Net assets at December 31, 2014** | $ 299,629 | $ 100 | $ 7 | $ 2,025 |

*The accompanying notes are an integral part of these financial statements.*

171

**VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Voya GNMA Income Fund - Class A | Voya Intermediate Bond Fund - Class A | Voya Intermediate Bond Portfolio - Class I | Voya Intermediate Bond Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 4,456 | $ 3,250 | $ 408,463 | $ 1,202 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 108 | 60 | 8,549 | 28 |
| Total realized gain (loss) on investments and capital gains distributions | (15) | 83 | (1,699) | 33 |
| Net unrealized appreciation (depreciation) of investments | (202) | (197) | (11,051) | (69) |
| Net increase (decrease) in net assets resulting from operations | (109) | (54) | (4,201) | (8) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (526) | (1,190) | (56,068) | (201) |
| Increase (decrease) in net assets derived from principal transactions | (526) | (1,190) | (56,068) | (201) |
| Total increase (decrease) in net assets | (635) | (1,244) | (60,269) | (209) |
| **Net assets at December 31, 2013** | 3,821 | 2,006 | 348,194 | 993 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 97 | 41 | 8,287 | 26 |
| Total realized gain (loss) on investments and capital gains distributions | (32) | 24 | (239) | 6 |
| Net unrealized appreciation (depreciation) of investments | 84 | 40 | 11,424 | 28 |
| Net increase (decrease) in net assets resulting from operations | 149 | 105 | 19,472 | 60 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (486) | (337) | (16,538) | (72) |
| Increase (decrease) in net assets derived from principal transactions | (486) | (337) | (16,538) | (72) |
| Total increase (decrease) in net assets | (337) | (232) | 2,934 | (12) |
| **Net assets at December 31, 2014** | $ 3,484 | $ 1,774 | $ 351,128 | $ 981 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya Global Perspectives Portfolio - Class I | Voya Global Resources Portfolio - Adviser Class | Voya Global Resources Portfolio - Institutional Class | Voya Global Resources Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ — | $ 2 | $ 26 | $ 101,734 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | — | (61) |
| Total realized gain (loss) on investments and capital gains distributions | — | — | — | (7,064) |
| Net unrealized appreciation (depreciation) of investments | — | — | 3 | 18,734 |
| Net increase (decrease) in net assets resulting from operations | — | — | 3 | 11,609 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | (1) | (1) | (15,676) |
| Increase (decrease) in net assets derived from principal transactions | — | (1) | (1) | (15,676) |
| Total increase (decrease) in net assets | — | (1) | 2 | (4,067) |
| **Net assets at December 31, 2013** | — | 1 | 28 | 97,667 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | — | — | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 1 | — | — | (820) |
| Net unrealized appreciation (depreciation) of investments | (5) | — | (4) | (11,579) |
| Net increase (decrease) in net assets resulting from operations | (7) | — | (4) | (12,401) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 929 | (1) | 1 | (3,264) |
| Increase (decrease) in net assets derived from principal transactions | 929 | (1) | 1 | (3,264) |
| Total increase (decrease) in net assets | 922 | (1) | (3) | (15,665) |
| **Net assets at December 31, 2014** | $ 922 | $ — | $ 25 | $ 82,002 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

|  | Voya High Yield Portfolio - Adviser Class | Voya High Yield Portfolio - Institutional Class | Voya High Yield Portfolio - Service Class | Voya Large Cap Growth Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 51 | $ 28,658 | $ 30,849 | $ 155 |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 3 | 1,607 | 1,441 | — |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 328 | 417 | 5 |
| Net unrealized appreciation (depreciation) of investments | (1) | (478) | (563) | 40 |
| Net increase (decrease) in net assets resulting from operations | 3 | 1,457 | 1,295 | 45 |
| Changes from principal transactions: |  |  |  |  |
| Total unit transactions | (8) | 1,000 | (4,805) | (13) |
| Increase (decrease) in net assets derived from principal transactions | (8) | 1,000 | (4,805) | (13) |
| Total increase (decrease) in net assets | (5) | 2,457 | (3,510) | 32 |
| **Net assets at December 31, 2013** | 46 | 31,115 | 27,339 | 187 |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 3 | 1,768 | 1,359 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | — | 158 | 265 | 21 |
| Net unrealized appreciation (depreciation) of investments | (2) | (1,715) | (1,510) | 2 |
| Net increase (decrease) in net assets resulting from operations | 1 | 211 | 114 | 22 |
| Changes from principal transactions: |  |  |  |  |
| Total unit transactions | (3) | (49) | (2,829) | 1 |
| Increase (decrease) in net assets derived from principal transactions | (3) | (49) | (2,829) | 1 |
| Total increase (decrease) in net assets | (2) | 162 | (2,715) | 23 |
| **Net assets at December 31, 2014** | $ 44 | $ 31,277 | $ 24,624 | $ 210 |

*The accompanying notes are an integral part of these financial statements.*

174

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya Large Cap Growth Portfolio - Institutional Class | Voya Large Cap Growth Portfolio - Service Class | Voya Large Cap Value Portfolio - Adviser Class | Voya Large Cap Value Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 193,340 | $ 338 | $ — | $ 217,365 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (778) | — | — | 3,519 |
| Total realized gain (loss) on investments and capital gains distributions | 6,024 | 87 | — | 4,284 |
| Net unrealized appreciation (depreciation) of investments | 53,594 | 200 | 3 | 61,994 |
| Net increase (decrease) in net assets resulting from operations | 58,840 | 287 | 3 | 69,797 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,412 | 1,347 | 26 | 55,179 |
| Increase (decrease) in net assets derived from principal transactions | 2,412 | 1,347 | 26 | 55,179 |
| Total increase (decrease) in net assets | 61,252 | 1,634 | 29 | 124,976 |
| **Net assets at December 31, 2013** | 254,592 | 1,972 | 29 | 342,341 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,653) | (38) | — | 4,345 |
| Total realized gain (loss) on investments and capital gains distributions | 27,793 | 992 | 2 | 21,559 |
| Net unrealized appreciation (depreciation) of investments | 13,856 | 111 | — | 4,481 |
| Net increase (decrease) in net assets resulting from operations | 39,996 | 1,065 | 2 | 30,385 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 139,940 | 2,376 | (7) | 11,503 |
| Increase (decrease) in net assets derived from principal transactions | 139,940 | 2,376 | (7) | 11,503 |
| Total increase (decrease) in net assets | 179,936 | 3,441 | (5) | 41,888 |
| **Net assets at December 31, 2014** | $ 434,528 | $ 5,413 | $ 24 | $ 384,229 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya Large Cap Value Portfolio - Service Class | Voya Limited Maturity Bond Portfolio - Adviser Class | Voya Multi-Manager Large Cap Core Portfolio - Institutional Class | Voya Multi-Manager Large Cap Core Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 708 | $ 17 | $ 19,631 | $ 273 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 12 | — | 53 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 61 | — | 76 | 10 |
| Net unrealized appreciation (depreciation) of investments | 169 | — | 5,597 | 66 |
| Net increase (decrease) in net assets resulting from operations | 242 | — | 5,726 | 75 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 309 | 1 | (919) | (10) |
| Increase (decrease) in net assets derived from principal transactions | 309 | 1 | (919) | (10) |
| Total increase (decrease) in net assets | 551 | 1 | 4,807 | 65 |
| **Net assets at December 31, 2013** | 1,259 | 18 | 24,438 | 338 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (26) | — | 81 | — |
| Total realized gain (loss) on investments and capital gains distributions | 232 | — | 5,440 | 45 |
| Net unrealized appreciation (depreciation) of investments | (222) | — | (3,406) | 2 |
| Net increase (decrease) in net assets resulting from operations | (16) | — | 2,115 | 47 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 438 | 1 | (9,313) | (3) |
| Increase (decrease) in net assets derived from principal transactions | 438 | 1 | (9,313) | (3) |
| Total increase (decrease) in net assets | 422 | 1 | (7,198) | 44 |
| **Net assets at December 31, 2014** | $ 1,681 | $ 19 | $ 17,240 | $ 382 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya U.S. Bond Index Portfolio - Class I | Voya U.S. Stock Index Portfolio - Institutional Class | VY® BlackRock Health Sciences Opportunities Portfolio - Service Class | VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 11,539 | $ 7,900 | $ 14,469 | $ 97 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 107 | 228 | (208) | — |
| Total realized gain (loss) on investments and capital gains distributions | (15) | 313 | 3,070 | 3 |
| Net unrealized appreciation (depreciation) of investments | (464) | 2,506 | 5,179 | (10) |
| Net increase (decrease) in net assets resulting from operations | (372) | 3,047 | 8,041 | (7) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,904) | 3,449 | 10,698 | (25) |
| Increase (decrease) in net assets derived from principal transactions | (1,904) | 3,449 | 10,698 | (25) |
| Total increase (decrease) in net assets | (2,276) | 6,496 | 18,739 | (32) |
| **Net assets at December 31, 2013** | 9,263 | 14,396 | 33,208 | 65 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 120 | 304 | (61) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (52) | 2,251 | 11,267 | (5) |
| Net unrealized appreciation (depreciation) of investments | 408 | (459) | (7,736) | 6 |
| Net increase (decrease) in net assets resulting from operations | 476 | 2,096 | 3,470 | 2 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,545 | 3,216 | (36,678) | (24) |
| Increase (decrease) in net assets derived from principal transactions | 2,545 | 3,216 | (36,678) | (24) |
| Total increase (decrease) in net assets | 3,021 | 5,312 | (33,208) | (22) |
| **Net assets at December 31, 2014** | $ 12,284 | $ 19,708 | $ — | $ 43 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | VY® BlackRock Large Cap Growth Portfolio - Institutional Class | VY® BlackRock Large Cap Growth Portfolio - Service Class | VY® BlackRock Large Cap Growth Portfolio - Service 2 Class | VY® Clarion Global Real Estate Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 85,929 | $ 502 | $ 294 | $ 7 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 301 | 2 | 2 | — |
| Total realized gain (loss) on investments and capital gains distributions | (184) | 26 | 23 | — |
| Net unrealized appreciation (depreciation) of investments | 25,760 | 62 | 62 | — |
| Net increase (decrease) in net assets resulting from operations | 25,877 | 90 | 87 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | (9,822) | (304) | (52) | (1) |
| Increase (decrease) in net assets derived from principal transactions | (9,822) | (304) | (52) | (1) |
| Total increase (decrease) in net assets | 16,055 | (214) | 35 | (1) |
| **Net assets at December 31, 2013** | 101,984 | 288 | 329 | 6 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 465 | 1 | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 30,435 | 92 | 131 | — |
| Net unrealized appreciation (depreciation) of investments | (24,969) | (77) | (114) | 1 |
| Net increase (decrease) in net assets resulting from operations | 5,931 | 16 | 17 | 1 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (107,915) | (304) | (346) | — |
| Increase (decrease) in net assets derived from principal transactions | (107,915) | (304) | (346) | — |
| Total increase (decrease) in net assets | (101,984) | (288) | (329) | 1 |
| **Net assets at December 31, 2014** | $ — | $ — | $ — | $ 7 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | VY® Clarion Global Real Estate Portfolio - Institutional Class | VY® Clarion Real Estate Portfolio - Adviser Class | VY® Clarion Real Estate Portfolio - Institutional Class | VY® Clarion Real Estate Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 77,810 | $ 41 | $ 2,303 | $ 54,384 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4,122 | — | 13 | 253 |
| Total realized gain (loss) on investments and capital gains distributions | 877 | 1 | 151 | 4,992 |
| Net unrealized appreciation (depreciation) of investments | (2,778) | (1) | (120) | (4,567) |
| Net increase (decrease) in net assets resulting from operations | 2,221 | — | 44 | 678 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,568 | (3) | (419) | (4,849) |
| Increase (decrease) in net assets derived from principal transactions | 2,568 | (3) | (419) | (4,849) |
| Total increase (decrease) in net assets | 4,789 | (3) | (375) | (4,171) |
| **Net assets at December 31, 2013** | 82,599 | 38 | 1,928 | 50,213 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 431 | 1 | 14 | 250 |
| Total realized gain (loss) on investments and capital gains distributions | 1,375 | 4 | 114 | 3,428 |
| Net unrealized appreciation (depreciation) of investments | 8,950 | 8 | 414 | 10,579 |
| Net increase (decrease) in net assets resulting from operations | 10,756 | 13 | 542 | 14,257 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (650) | 2 | (61) | 1,316 |
| Increase (decrease) in net assets derived from principal transactions | (650) | 2 | (61) | 1,316 |
| Total increase (decrease) in net assets | 10,106 | 15 | 481 | 15,573 |
| **Net assets at December 31, 2014** | $ 92,705 | $ 53 | $ 2,409 | $ 65,786 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | VY® FMR Diversified Mid Cap Portfolio - Institutional Class | VY® FMR Diversified Mid Cap Portfolio - Service Class | VY® FMR Diversified Mid Cap Portfolio - Service 2 Class | VY® Invesco Growth and Income Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 27,744 | $ 48,491 | $ 8 | $ 6,568 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 92 | (247) | — | 103 |
| Total realized gain (loss) on investments and capital gains distributions | 1,104 | 3,729 | — | 163 |
| Net unrealized appreciation (depreciation) of investments | 8,741 | 12,595 | 8 | 2,335 |
| Net increase (decrease) in net assets resulting from operations | 9,937 | 16,077 | 8 | 2,601 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,212) | (4,916) | 22 | 3,088 |
| Increase (decrease) in net assets derived from principal transactions | (1,212) | (4,916) | 22 | 3,088 |
| Total increase (decrease) in net assets | 8,725 | 11,161 | 30 | 5,689 |
| **Net assets at December 31, 2013** | 36,469 | 59,652 | 38 | 12,257 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (6) | (391) | — | 127 |
| Total realized gain (loss) on investments and capital gains distributions | 7,170 | 13,448 | 6 | 1,295 |
| Net unrealized appreciation (depreciation) of investments | (5,083) | (10,280) | (4) | 76 |
| Net increase (decrease) in net assets resulting from operations | 2,081 | 2,777 | 2 | 1,498 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,539) | (7,635) | — | 8,828 |
| Increase (decrease) in net assets derived from principal transactions | (1,539) | (7,635) | — | 8,828 |
| Total increase (decrease) in net assets | 542 | (4,858) | 2 | 10,326 |
| **Net assets at December 31, 2014** | $ 37,011 | $ 54,794 | $ 40 | $ 22,583 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | VY® Invesco Growth and Income Portfolio - Service Class | VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class | VY® JPMorgan Emerging Markets Equity Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 17,841 | $ 307 | $ 32,471 | $ 26,309 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 94 | 1 | 22 | (37) |
| Total realized gain (loss) on investments and capital gains distributions | 1,502 | 1 | 2,441 | 2,606 |
| Net unrealized appreciation (depreciation) of investments | 4,579 | (18) | (4,555) | (4,249) |
| Net increase (decrease) in net assets resulting from operations | 6,175 | (16) | (2,092) | (1,680) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,929 | (26) | (6,137) | (4,185) |
| Increase (decrease) in net assets derived from principal transactions | 1,929 | (26) | (6,137) | (4,185) |
| Total increase (decrease) in net assets | 8,104 | (42) | (8,229) | (5,865) |
| **Net assets at December 31, 2013** | 25,945 | 265 | 24,242 | 20,444 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 69 | 1 | 26 | (24) |
| Total realized gain (loss) on investments and capital gains distributions | 3,054 | 18 | 2,672 | 2,312 |
| Net unrealized appreciation (depreciation) of investments | (814) | (14) | (2,670) | (2,330) |
| Net increase (decrease) in net assets resulting from operations | 2,309 | 5 | 28 | (42) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,230) | 51 | (1,778) | (311) |
| Increase (decrease) in net assets derived from principal transactions | (1,230) | 51 | (1,778) | (311) |
| Total increase (decrease) in net assets | 1,079 | 56 | (1,750) | (353) |
| **Net assets at December 31, 2014** | $ 27,024 | $ 321 | $ 22,492 | $ 20,091 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class | VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | VY® Marsico Growth Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 16 | $ 9,013 | $ 8,402 | $ 9,713 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 72 | (20) | 5 |
| Total realized gain (loss) on investments and capital gains distributions | — | 683 | 983 | 1,264 |
| Net unrealized appreciation (depreciation) of investments | 5 | 3,736 | 3,319 | 2,117 |
| Net increase (decrease) in net assets resulting from operations | 5 | 4,491 | 4,282 | 3,386 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1 | 5,965 | 5,308 | (93) |
| Increase (decrease) in net assets derived from principal transactions | 1 | 5,965 | 5,308 | (93) |
| Total increase (decrease) in net assets | 6 | 10,456 | 9,590 | 3,293 |
| **Net assets at December 31, 2013** | 22 | 19,469 | 17,992 | 13,006 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 26 | (115) | (58) |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 2,346 | 2,220 | 4,429 |
| Net unrealized appreciation (depreciation) of investments | (1) | (400) | (621) | (3,860) |
| Net increase (decrease) in net assets resulting from operations | 2 | 1,972 | 1,484 | 511 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | 5,263 | 2,567 | (13,517) |
| Increase (decrease) in net assets derived from principal transactions | — | 5,263 | 2,567 | (13,517) |
| Total increase (decrease) in net assets | 2 | 7,235 | 4,051 | (13,006) |
| **Net assets at December 31, 2014** | $ 24 | $ 26,704 | $ 22,043 | $ — |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | VY® Marsico Growth Portfolio - Service Class | VY® MFS Total Return Portfolio - Adviser Class | VY® MFS Total Return Portfolio - Institutional Class | VY® MFS Total Return Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 97 | $ 1,139 | $ 56,102 | $ 25,679 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 20 | 765 | 319 |
| Total realized gain (loss) on investments and capital gains distributions | 6 | 83 | (238) | (298) |
| Net unrealized appreciation (depreciation) of investments | 21 | 88 | 9,177 | 4,398 |
| Net increase (decrease) in net assets resulting from operations | 27 | 191 | 9,704 | 4,419 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (25) | (296) | (2,771) | (1,309) |
| Increase (decrease) in net assets derived from principal transactions | (25) | (296) | (2,771) | (1,309) |
| Total increase (decrease) in net assets | 2 | (105) | 6,933 | 3,110 |
| **Net assets at December 31, 2013** | 99 | 1,034 | 63,035 | 28,789 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 27 | 1,870 | 723 |
| Total realized gain (loss) on investments and capital gains distributions | 34 | 308 | 11,089 | 6,341 |
| Net unrealized appreciation (depreciation) of investments | (30) | (280) | (9,656) | (5,613) |
| Net increase (decrease) in net assets resulting from operations | 4 | 55 | 3,303 | 1,451 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (103) | (1,089) | (66,338) | (30,240) |
| Increase (decrease) in net assets derived from principal transactions | (103) | (1,089) | (66,338) | (30,240) |
| Total increase (decrease) in net assets | (99) | (1,034) | (63,035) | (28,789) |
| **Net assets at December 31, 2014** | $ — | $ — | $ — | $ — |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | VY® MFS Utilities Portfolio - Service Class | VY® Morgan Stanley Global Franchise Portfolio - Adviser Class | VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 45,560 | $ 31 | $ 195 | $ 112,414 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 544 | 1 | 2 | 1,379 |
| Total realized gain (loss) on investments and capital gains distributions | (117) | 2 | 17 | 9,700 |
| Net unrealized appreciation (depreciation) of investments | 8,167 | 3 | 28 | 15,535 |
| Net increase (decrease) in net assets resulting from operations | 8,594 | 6 | 47 | 26,614 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,751) | — | 104 | 20,691 |
| Increase (decrease) in net assets derived from principal transactions | (1,751) | — | 104 | 20,691 |
| Total increase (decrease) in net assets | 6,843 | 6 | 151 | 47,305 |
| **Net assets at December 31, 2013** | 52,403 | 37 | 346 | 159,719 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 867 | 1 | 3 | 2,081 |
| Total realized gain (loss) on investments and capital gains distributions | 19,332 | 5 | 38 | 16,055 |
| Net unrealized appreciation (depreciation) of investments | (12,263) | (4) | 2 | 1,680 |
| Net increase (decrease) in net assets resulting from operations | 7,936 | 2 | 43 | 19,816 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (60,339) | (9) | 14 | 11,888 |
| Increase (decrease) in net assets derived from principal transactions | (60,339) | (9) | 14 | 11,888 |
| Total increase (decrease) in net assets | (52,403) | (7) | 57 | 31,704 |
| **Net assets at December 31, 2014** | $ — | $ 30 | $ 403 | $ 191,423 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | VY® T. Rowe Price Equity Income Portfolio - Adviser Class | VY® T. Rowe Price Equity Income Portfolio - Service Class | VY® T. Rowe Price International Stock Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 377,748 | $ 1,638 | $ 104,568 | $ 102 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 859 | 17 | 1,028 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 30,663 | 118 | (30) | 1 |
| Net unrealized appreciation (depreciation) of investments | 51,011 | 309 | 27,497 | 12 |
| Net increase (decrease) in net assets resulting from operations | 82,533 | 444 | 28,495 | 14 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 29,213 | (289) | (10,602) | 4 |
| Increase (decrease) in net assets derived from principal transactions | 29,213 | (289) | (10,602) | 4 |
| Total increase (decrease) in net assets | 111,746 | 155 | 17,893 | 18 |
| **Net assets at December 31, 2013** | 489,494 | 1,793 | 122,461 | 120 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2,172 | 21 | 1,413 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 49,009 | 333 | 13,543 | 1 |
| Net unrealized appreciation (depreciation) of investments | 4,247 | (237) | (7,032) | (4) |
| Net increase (decrease) in net assets resulting from operations | 55,428 | 117 | 7,924 | (2) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 19,413 | (375) | (8,733) | (1) |
| Increase (decrease) in net assets derived from principal transactions | 19,413 | (375) | (8,733) | (1) |
| Total increase (decrease) in net assets | 74,841 | (258) | (809) | (3) |
| **Net assets at December 31, 2014** | $ 564,335 | $ 1,535 | $ 121,652 | $ 117 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | VY® T. Rowe Price International Stock Portfolio - Service Class | VY® Templeton Global Growth Portfolio - Institutional Class | VY® Templeton Global Growth Portfolio - Service Class | Voya Money Market Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 7,554 | $ 841 | $ 4,823 | $ 295,287 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | 7 | 37 | (2,221) |
| Total realized gain (loss) on investments and capital gains distributions | 320 | 122 | 551 | 53 |
| Net unrealized appreciation (depreciation) of investments | 632 | 72 | 963 | — |
| Net increase (decrease) in net assets resulting from operations | 960 | 201 | 1,551 | (2,168) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (616) | (229) | 585 | (11,628) |
| Increase (decrease) in net assets derived from principal transactions | (616) | (229) | 585 | (11,628) |
| Total increase (decrease) in net assets | 344 | (28) | 2,136 | (13,796) |
| **Net assets at December 31, 2013** | 7,898 | 813 | 6,959 | 281,491 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 15 | 4 | 16 | (1,950) |
| Total realized gain (loss) on investments and capital gains distributions | 455 | 36 | 607 | 41 |
| Net unrealized appreciation (depreciation) of investments | (637) | (69) | (906) | — |
| Net increase (decrease) in net assets resulting from operations | (167) | (29) | (283) | (1,909) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (49) | 22 | (93) | (43,218) |
| Increase (decrease) in net assets derived from principal transactions | (49) | 22 | (93) | (43,218) |
| Total increase (decrease) in net assets | (216) | (7) | (376) | (45,127) |
| **Net assets at December 31, 2014** | $ 7,682 | $ 806 | $ 6,583 | $ 236,364 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya Global Real Estate Fund - Class A | Voya Multi-Manager International Small Cap Fund - Class A | Voya Aggregate Bond Portfolio - Adviser Class | Voya Aggregate Bond Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 92 | $ 418 | $ 2,675 | $ 322 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 5 | 65 | 15 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 24 | (3) | 4 |
| Net unrealized appreciation (depreciation) of investments | (1) | 84 | (118) | (27) |
| Net increase (decrease) in net assets resulting from operations | 3 | 113 | (56) | (8) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 40 | (31) | (624) | 824 |
| Increase (decrease) in net assets derived from principal transactions | 40 | (31) | (624) | 824 |
| Total increase (decrease) in net assets | 43 | 82 | (680) | 816 |
| **Net assets at December 31, 2013** | 135 | 500 | 1,995 | 1,138 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | — | 23 | 28 |
| Total realized gain (loss) on investments and capital gains distributions | 6 | 52 | (7) | (8) |
| Net unrealized appreciation (depreciation) of investments | 9 | (77) | 68 | 59 |
| Net increase (decrease) in net assets resulting from operations | 17 | (25) | 84 | 79 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1) | (147) | (189) | 1,261 |
| Increase (decrease) in net assets derived from principal transactions | (1) | (147) | (189) | 1,261 |
| Total increase (decrease) in net assets | 16 | (172) | (105) | 1,340 |
| **Net assets at December 31, 2014** | $ 151 | $ 328 | $ 1,890 | $ 2,478 |

*The accompanying notes are an integral part of these financial statements.*

187

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Voya Aggregate Bond Portfolio - Service Class | Voya Global Bond Portfolio - Adviser Class | Voya Global Bond Portfolio - Initial Class | Voya Global Bond Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 255,966 | $ 388 | $ 151,398 | $ 1,301 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5,470 | 5 | 1,498 | 13 |
| Total realized gain (loss) on investments and capital gains distributions | 4,096 | 10 | 2,385 | (1) |
| Net unrealized appreciation (depreciation) of investments | (16,754) | (32) | (11,188) | (65) |
| Net increase (decrease) in net assets resulting from operations | (7,188) | (17) | (7,305) | (53) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (47,551) | (48) | (30,595) | (293) |
| Increase (decrease) in net assets derived from principal transactions | (47,551) | (48) | (30,595) | (293) |
| Total increase (decrease) in net assets | (54,739) | (65) | (37,900) | (346) |
| **Net assets at December 31, 2013** | 201,227 | 323 | 113,498 | 955 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,517 | — | (154) | — |
| Total realized gain (loss) on investments and capital gains distributions | 1,143 | (4) | 1,462 | (10) |
| Net unrealized appreciation (depreciation) of investments | 5,096 | 5 | (1,327) | 6 |
| Net increase (decrease) in net assets resulting from operations | 7,756 | 1 | (19) | (4) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (39,053) | (52) | (16,971) | (19) |
| Increase (decrease) in net assets derived from principal transactions | (39,053) | (52) | (16,971) | (19) |
| Total increase (decrease) in net assets | (31,297) | (51) | (16,990) | (23) |
| **Net assets at December 31, 2014** | $ 169,930 | $ 272 | $ 96,508 | $ 932 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya Index Solution 2015 Portfolio - Initial Class | Voya Index Solution 2015 Portfolio - Service Class | Voya Index Solution 2015 Portfolio - Service 2 Class | Voya Index Solution 2025 Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 270 | $ 787 | $ 981 | $ 476 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | 7 | 14 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 16 | 57 | 36 | 25 |
| Net unrealized appreciation (depreciation) of investments | 17 | (3) | 39 | 92 |
| Net increase (decrease) in net assets resulting from operations | 40 | 61 | 89 | 121 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 321 | (262) | 115 | 641 |
| Increase (decrease) in net assets derived from principal transactions | 321 | (262) | 115 | 641 |
| Total increase (decrease) in net assets | 361 | (201) | 204 | 762 |
| **Net assets at December 31, 2013** | 631 | 586 | 1,185 | 1,238 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 11 | 9 | 19 | 16 |
| Total realized gain (loss) on investments and capital gains distributions | 47 | 57 | 89 | 101 |
| Net unrealized appreciation (depreciation) of investments | (25) | (21) | (51) | (51) |
| Net increase (decrease) in net assets resulting from operations | 33 | 45 | 57 | 66 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 28 | 679 | (19) | 1,283 |
| Increase (decrease) in net assets derived from principal transactions | 28 | 679 | (19) | 1,283 |
| Total increase (decrease) in net assets | 61 | 724 | 38 | 1,349 |
| **Net assets at December 31, 2014** | $ 692 | $ 1,310 | $ 1,223 | $ 2,587 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya Index Solution 2025 Portfolio - Service Class | Voya Index Solution 2025 Portfolio - Service 2 Class | Voya Index Solution 2035 Portfolio - Initial Class | Voya Index Solution 2035 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 87 | $ 2,563 | $ 372 | $ 169 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 27 | 2 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 19 | 105 | 23 | 8 |
| Net unrealized appreciation (depreciation) of investments | 54 | 345 | 115 | 46 |
| Net increase (decrease) in net assets resulting from operations | 79 | 477 | 140 | 57 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 935 | 727 | 793 | 278 |
| Increase (decrease) in net assets derived from principal transactions | 935 | 727 | 793 | 278 |
| Total increase (decrease) in net assets | 1,014 | 1,204 | 933 | 335 |
| **Net assets at December 31, 2013** | 1,101 | 3,767 | 1,305 | 504 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 13 | 46 | 11 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | 77 | 232 | 91 | 47 |
| Net unrealized appreciation (depreciation) of investments | (19) | (88) | (26) | 4 |
| Net increase (decrease) in net assets resulting from operations | 71 | 190 | 76 | 56 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,238 | 393 | 932 | 1,081 |
| Increase (decrease) in net assets derived from principal transactions | 1,238 | 393 | 932 | 1,081 |
| Total increase (decrease) in net assets | 1,309 | 583 | 1,008 | 1,137 |
| **Net assets at December 31, 2014** | $ 2,410 | $ 4,350 | $ 2,313 | $ 1,641 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya Index Solution 2035 Portfolio - Service 2 Class | Voya Index Solution 2045 Portfolio - Initial Class | Voya Index Solution 2045 Portfolio - Service Class | Voya Index Solution 2045 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 1,815 | $ 48 | $ 34 | $ 1,308 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 12 | 1 | 1 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | 85 | 8 | 5 | 86 |
| Net unrealized appreciation (depreciation) of investments | 315 | 33 | 27 | 232 |
| Net increase (decrease) in net assets resulting from operations | 412 | 42 | 33 | 323 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 349 | 290 | 298 | 190 |
| Increase (decrease) in net assets derived from principal transactions | 349 | 290 | 298 | 190 |
| Total increase (decrease) in net assets | 761 | 332 | 331 | 513 |
| **Net assets at December 31, 2013** | 2,576 | 380 | 365 | 1,821 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 27 | — | 4 | 11 |
| Total realized gain (loss) on investments and capital gains distributions | 198 | 48 | 40 | 149 |
| Net unrealized appreciation (depreciation) of investments | (81) | (22) | (20) | (59) |
| Net increase (decrease) in net assets resulting from operations | 144 | 26 | 24 | 101 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 286 | 1,362 | 396 | 316 |
| Increase (decrease) in net assets derived from principal transactions | 286 | 1,362 | 396 | 316 |
| Total increase (decrease) in net assets | 430 | 1,388 | 420 | 417 |
| **Net assets at December 31, 2014** | $ 3,006 | $ 1,768 | $ 785 | $ 2,238 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya Index Solution 2055 Portfolio - Initial Class | Voya Index Solution 2055 Portfolio - Service Class | Voya Index Solution 2055 Portfolio - Service 2 Class | Voya Index Solution Income Portfolio - Initial Class |
|---|---:|---:|---:|---:|
| **Net assets at January 1, 2013** | $ 20 | $ 202 | $ 92 | $ — |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | (1) | — | — |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 26 | 7 | — |
| Net unrealized appreciation (depreciation) of investments | 14 | 13 | 26 | — |
| Net increase (decrease) in net assets resulting from operations | 15 | 38 | 33 | — |
| Changes from principal transactions: | | | | |
| Total unit transactions | 118 | 6 | 92 | 10 |
| Increase (decrease) in net assets derived from principal transactions | 118 | 6 | 92 | 10 |
| Total increase (decrease) in net assets | 133 | 44 | 125 | 10 |
| **Net assets at December 31, 2013** | 153 | 246 | 217 | 10 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 3 | 2 | 6 |
| Total realized gain (loss) on investments and capital gains distributions | 15 | 44 | 14 | 21 |
| Net unrealized appreciation (depreciation) of investments | (3) | (32) | — | (6) |
| Net increase (decrease) in net assets resulting from operations | 12 | 15 | 16 | 21 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 259 | 185 | 135 | 437 |
| Increase (decrease) in net assets derived from principal transactions | 259 | 185 | 135 | 437 |
| Total increase (decrease) in net assets | 271 | 200 | 151 | 458 |
| **Net assets at December 31, 2014** | $ 424 | $ 446 | $ 368 | $ 468 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya Index Solution Income Portfolio - Service Class | Voya Index Solution Income Portfolio - Service 2 Class | Voya Solution 2015 Portfolio - Adviser Class | Voya Solution 2015 Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 1,133 | $ 226 | $ 874 | $ 1,276 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 26 | 5 | 24 | 50 |
| Total realized gain (loss) on investments and capital gains distributions | 46 | 8 | 2 | 15 |
| Net unrealized appreciation (depreciation) of investments | (2) | 2 | 48 | 71 |
| Net increase (decrease) in net assets resulting from operations | 70 | 15 | 74 | 136 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (370) | 18 | (29) | 354 |
| Increase (decrease) in net assets derived from principal transactions | (370) | 18 | (29) | 354 |
| Total increase (decrease) in net assets | (300) | 33 | 45 | 490 |
| **Net assets at December 31, 2013** | 833 | 259 | 919 | 1,766 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 14 | 4 | 18 | 54 |
| Total realized gain (loss) on investments and capital gains distributions | 51 | 14 | 13 | 38 |
| Net unrealized appreciation (depreciation) of investments | (19) | (5) | 15 | 39 |
| Net increase (decrease) in net assets resulting from operations | 46 | 13 | 46 | 131 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 215 | 16 | (60) | 1,157 |
| Increase (decrease) in net assets derived from principal transactions | 215 | 16 | (60) | 1,157 |
| Total increase (decrease) in net assets | 261 | 29 | (14) | 1,288 |
| **Net assets at December 31, 2014** | $ 1,094 | $ 288 | $ 905 | $ 3,054 |

*The accompanying notes are an integral part of these financial statements.*

193

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya Solution 2015 Portfolio - Service Class | Voya Solution 2015 Portfolio - Service 2 Class | Voya Solution 2025 Portfolio - Adviser Class | Voya Solution 2025 Portfolio - Initial Class |
|---|---:|---:|---:|---:|
| **Net assets at January 1, 2013** | $ 67,178 | $ 10,582 | $ 427 | $ 521 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,611 | 250 | 7 | 14 |
| Total realized gain (loss) on investments and capital gains distributions | 427 | 188 | 7 | 3 |
| Net unrealized appreciation (depreciation) of investments | 3,313 | 377 | 54 | 81 |
| Net increase (decrease) in net assets resulting from operations | 5,351 | 815 | 68 | 98 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,826) | (1,253) | 13 | 169 |
| Increase (decrease) in net assets derived from principal transactions | (4,826) | (1,253) | 13 | 169 |
| Total increase (decrease) in net assets | 525 | (438) | 81 | 267 |
| **Net assets at December 31, 2013** | 67,703 | 10,144 | 508 | 788 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,204 | 162 | 7 | 49 |
| Total realized gain (loss) on investments and capital gains distributions | 3,672 | 463 | 36 | 182 |
| Net unrealized appreciation (depreciation) of investments | (1,582) | (169) | (19) | (151) |
| Net increase (decrease) in net assets resulting from operations | 3,294 | 456 | 24 | 80 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,900) | (2,471) | (40) | 610 |
| Increase (decrease) in net assets derived from principal transactions | (2,900) | (2,471) | (40) | 610 |
| Total increase (decrease) in net assets | 394 | (2,015) | (16) | 690 |
| **Net assets at December 31, 2014** | $ 68,097 | $ 8,129 | $ 492 | $ 1,478 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya Solution 2025 Portfolio - Service Class | Voya Solution 2025 Portfolio - Service 2 Class | Voya Solution 2035 Portfolio - Adviser Class | Voya Solution 2035 Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 110,500 | $ 15,599 | $ 266 | $ 1,299 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,767 | 225 | 2 | 25 |
| Total realized gain (loss) on investments and capital gains distributions | (266) | 655 | 19 | 2 |
| Net unrealized appreciation (depreciation) of investments | 16,037 | 1,280 | 23 | 255 |
| Net increase (decrease) in net assets resulting from operations | 17,538 | 2,160 | 44 | 282 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,388 | (2,715) | (95) | 202 |
| Increase (decrease) in net assets derived from principal transactions | 3,388 | (2,715) | (95) | 202 |
| Total increase (decrease) in net assets | 20,926 | (555) | (51) | 484 |
| **Net assets at December 31, 2013** | 131,426 | 15,044 | 215 | 1,783 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,681 | 179 | 2 | 39 |
| Total realized gain (loss) on investments and capital gains distributions | 7,435 | 1,285 | 26 | 241 |
| Net unrealized appreciation (depreciation) of investments | (2,801) | (764) | (18) | (160) |
| Net increase (decrease) in net assets resulting from operations | 6,315 | 700 | 10 | 120 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 4,868 | (544) | (42) | 792 |
| Increase (decrease) in net assets derived from principal transactions | 4,868 | (544) | (42) | 792 |
| Total increase (decrease) in net assets | 11,183 | 156 | (32) | 912 |
| **Net assets at December 31, 2014** | $ 142,609 | $ 15,200 | $ 183 | $ 2,695 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Voya Solution 2035 Portfolio - Service Class | Voya Solution 2035 Portfolio - Service 2 Class | Voya Solution 2045 Portfolio - Adviser Class | Voya Solution 2045 Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 96,949 | $ 15,155 | $ 117 | $ 803 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,226 | 142 | 2 | 16 |
| Total realized gain (loss) on investments and capital gains distributions | (2) | 968 | 7 | 7 |
| Net unrealized appreciation (depreciation) of investments | 18,458 | 1,442 | 15 | 205 |
| Net increase (decrease) in net assets resulting from operations | 19,682 | 2,552 | 24 | 228 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 6,441 | (3,919) | (33) | 282 |
| Increase (decrease) in net assets derived from principal transactions | 6,441 | (3,919) | (33) | 282 |
| Total increase (decrease) in net assets | 26,123 | (1,367) | (9) | 510 |
| **Net assets at December 31, 2013** | 123,072 | 13,788 | 108 | 1,313 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,609 | 174 | 2 | 20 |
| Total realized gain (loss) on investments and capital gains distributions | 11,580 | 1,757 | 11 | 173 |
| Net unrealized appreciation (depreciation) of investments | (7,046) | (1,308) | (7) | (115) |
| Net increase (decrease) in net assets resulting from operations | 6,143 | 623 | 6 | 78 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 7,546 | (774) | — | 135 |
| Increase (decrease) in net assets derived from principal transactions | 7,546 | (774) | — | 135 |
| Total increase (decrease) in net assets | 13,689 | (151) | 6 | 213 |
| **Net assets at December 31, 2014** | $ 136,761 | $ 13,637 | $ 114 | $ 1,526 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Voya Solution 2045 Portfolio - Service Class | Voya Solution 2045 Portfolio - Service 2 Class | Voya Solution 2055 Portfolio - Initial Class | Voya Solution 2055 Portfolio - Service Class |
|---|---|---|---|---|
| Net assets at January 1, 2013 | $ 70,077 | $ 11,546 | $ 124 | $ 3,384 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 706 | 71 | 1 | 23 |
| Total realized gain (loss) on investments and capital gains distributions | 234 | 1,431 | 2 | 366 |
| Net unrealized appreciation (depreciation) of investments | 15,565 | 510 | 26 | 705 |
| Net increase (decrease) in net assets resulting from operations | 16,505 | 2,012 | 29 | 1,094 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 4,116 | (5,341) | 2 | 2,994 |
| Increase (decrease) in net assets derived from principal transactions | 4,116 | (5,341) | 2 | 2,994 |
| Total increase (decrease) in net assets | 20,621 | (3,329) | 31 | 4,088 |
| **Net assets at December 31, 2013** | 90,698 | 8,217 | 155 | 7,472 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 854 | 71 | 4 | 53 |
| Total realized gain (loss) on investments and capital gains distributions | 10,927 | 1,249 | 24 | 785 |
| Net unrealized appreciation (depreciation) of investments | (6,966) | (919) | (1) | (351) |
| Net increase (decrease) in net assets resulting from operations | 4,815 | 401 | 27 | 487 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,796 | (655) | 595 | 2,858 |
| Increase (decrease) in net assets derived from principal transactions | 2,796 | (655) | 595 | 2,858 |
| Total increase (decrease) in net assets | 7,611 | (254) | 622 | 3,345 |
| **Net assets at December 31, 2014** | $ 98,309 | $ 7,963 | $ 777 | $ 10,817 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya Solution 2055 Portfolio - Service 2 Class | Voya Solution Balanced Portfolio - Service Class | Voya Solution Income Portfolio - Adviser Class | Voya Solution Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 438 | $ 2,273 | $ 257 | $ 1,968 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 36 | 7 | 68 |
| Total realized gain (loss) on investments and capital gains distributions | 68 | 139 | 3 | 10 |
| Net unrealized appreciation (depreciation) of investments | 45 | 201 | 6 | 67 |
| Net increase (decrease) in net assets resulting from operations | 115 | 376 | 16 | 145 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 130 | 853 | (52) | 442 |
| Increase (decrease) in net assets derived from principal transactions | 130 | 853 | (52) | 442 |
| Total increase (decrease) in net assets | 245 | 1,229 | (36) | 587 |
| **Net assets at December 31, 2013** | 683 | 3,502 | 221 | 2,555 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | 39 | 4 | 76 |
| Total realized gain (loss) on investments and capital gains distributions | 77 | 349 | 1 | 145 |
| Net unrealized appreciation (depreciation) of investments | (48) | (188) | 5 | (44) |
| Net increase (decrease) in net assets resulting from operations | 36 | 200 | 10 | 177 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 168 | 578 | (25) | 558 |
| Increase (decrease) in net assets derived from principal transactions | 168 | 578 | (25) | 558 |
| Total increase (decrease) in net assets | 204 | 778 | (15) | 735 |
| **Net assets at December 31, 2014** | $ 887 | $ 4,280 | $ 206 | $ 3,290 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya Solution Income Portfolio - Service Class | Voya Solution Income Portfolio - Service 2 Class | Voya Solution Moderately Conservative Portfolio - Service Class | VY® American Century Small-Mid Cap Value Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 13,244 | $ 2,070 | $ 3,570 | $ 119 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 417 | 54 | 78 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 197 | 37 | 226 | 10 |
| Net unrealized appreciation (depreciation) of investments | 274 | 12 | 42 | 25 |
| Net increase (decrease) in net assets resulting from operations | 888 | 103 | 346 | 36 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 987 | (778) | 984 | (15) |
| Increase (decrease) in net assets derived from principal transactions | 987 | (778) | 984 | (15) |
| Total increase (decrease) in net assets | 1,875 | (675) | 1,330 | 21 |
| **Net assets at December 31, 2013** | 15,119 | 1,395 | 4,900 | 140 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 320 | 22 | 71 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 216 | 13 | 433 | 33 |
| Net unrealized appreciation (depreciation) of investments | 260 | 27 | (280) | (18) |
| Net increase (decrease) in net assets resulting from operations | 796 | 62 | 224 | 17 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,824 | (247) | 995 | (4) |
| Increase (decrease) in net assets derived from principal transactions | 1,824 | (247) | 995 | (4) |
| Total increase (decrease) in net assets | 2,620 | (185) | 1,219 | 13 |
| **Net assets at December 31, 2014** | $ 17,739 | $ 1,210 | $ 6,119 | $ 153 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | VY® American Century Small-Mid Cap Value Portfolio - Initial Class | VY® American Century Small-Mid Cap Value Portfolio - Service Class | VY® Baron Growth Portfolio - Adviser Class | VY® Baron Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 10,028 | $ 43,640 | $ 1,419 | $ 129,571 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 137 | 192 | 2 | 709 |
| Total realized gain (loss) on investments and capital gains distributions | 816 | 4,372 | 711 | 11,851 |
| Net unrealized appreciation (depreciation) of investments | 3,056 | 8,849 | (382) | 37,584 |
| Net increase (decrease) in net assets resulting from operations | 4,009 | 13,413 | 331 | 50,144 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5,510 | 397 | (1,179) | 6,320 |
| Increase (decrease) in net assets derived from principal transactions | 5,510 | 397 | (1,179) | 6,320 |
| Total increase (decrease) in net assets | 9,519 | 13,810 | (848) | 56,464 |
| **Net assets at December 31, 2013** | 19,547 | 57,450 | 571 | 186,035 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 221 | 324 | (2) | (1,401) |
| Total realized gain (loss) on investments and capital gains distributions | 4,297 | 12,842 | 101 | 12,185 |
| Net unrealized appreciation (depreciation) of investments | (2,240) | (6,648) | (81) | (5,151) |
| Net increase (decrease) in net assets resulting from operations | 2,278 | 6,518 | 18 | 5,633 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,594) | (3,843) | (169) | (16,159) |
| Increase (decrease) in net assets derived from principal transactions | (2,594) | (3,843) | (169) | (16,159) |
| Total increase (decrease) in net assets | (316) | 2,675 | (151) | (10,526) |
| **Net assets at December 31, 2014** | $ 19,231 | $ 60,125 | $ 420 | $ 175,509 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | VY® Columbia Contrarian Core Portfolio - Service Class | VY® Columbia Small Cap Value II Portfolio - Adviser Class | VY® Columbia Small Cap Value II Portfolio - Service Class | VY® Fidelity® VIP Mid Cap Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 12,097 | $ 279 | $ 3,292 | $ 4,543 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 56 | 1 | (4) | (18) |
| Total realized gain (loss) on investments and capital gains distributions | 857 | 12 | 262 | 344 |
| Net unrealized appreciation (depreciation) of investments | 2,980 | 67 | 1,113 | 1,021 |
| Net increase (decrease) in net assets resulting from operations | 3,893 | 80 | 1,371 | 1,347 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,314) | (89) | 595 | (1,229) |
| Increase (decrease) in net assets derived from principal transactions | (1,314) | (89) | 595 | (1,229) |
| Total increase (decrease) in net assets | 2,579 | (9) | 1,966 | 118 |
| **Net assets at December 31, 2013** | 14,676 | 270 | 5,258 | 4,661 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (29) | — | (36) | 184 |
| Total realized gain (loss) on investments and capital gains distributions | 2,863 | 8 | 493 | 600 |
| Net unrealized appreciation (depreciation) of investments | (1,204) | 2 | (306) | (573) |
| Net increase (decrease) in net assets resulting from operations | 1,630 | 10 | 151 | 211 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,035) | (26) | (679) | (780) |
| Increase (decrease) in net assets derived from principal transactions | (1,035) | (26) | (679) | (780) |
| Total increase (decrease) in net assets | 595 | (16) | (528) | (569) |
| **Net assets at December 31, 2014** | $ 15,271 | $ 254 | $ 4,730 | $ 4,092 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | VY® Invesco Comstock Portfolio - Adviser Class | VY® Invesco Comstock Portfolio - Service Class | VY® Invesco Equity and Income Portfolio - Adviser Class | VY® Invesco Equity and Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 334 | $ 48,799 | $ 712 | $ 232,827 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (109) | 5 | 1,037 |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 604 | 11 | 7,732 |
| Net unrealized appreciation (depreciation) of investments | 108 | 16,385 | 146 | 44,611 |
| Net increase (decrease) in net assets resulting from operations | 114 | 16,880 | 162 | 53,380 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4) | 4,149 | (63) | (25,897) |
| Increase (decrease) in net assets derived from principal transactions | (4) | 4,149 | (63) | (25,897) |
| Total increase (decrease) in net assets | 110 | 21,029 | 99 | 27,483 |
| **Net assets at December 31, 2013** | 444 | 69,828 | 811 | 260,310 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | 702 | 16 | 2,413 |
| Total realized gain (loss) on investments and capital gains distributions | 22 | 1,973 | 125 | 17,768 |
| Net unrealized appreciation (depreciation) of investments | 14 | 3,058 | (60) | 1,128 |
| Net increase (decrease) in net assets resulting from operations | 43 | 5,733 | 81 | 21,309 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5) | 709 | 782 | 68,811 |
| Increase (decrease) in net assets derived from principal transactions | (5) | 709 | 782 | 68,811 |
| Total increase (decrease) in net assets | 38 | 6,442 | 863 | 90,120 |
| **Net assets at December 31, 2014** | $ 482 | $ 76,270 | $ 1,674 | $ 350,430 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | VY® Invesco Equity and Income Portfolio - Service Class | VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | VY® JPMorgan Mid Cap Value Portfolio - Initial Class | VY® JPMorgan Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 277 | $ 348 | $ 904 | $ 40,437 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | — | 8 | (157) |
| Total realized gain (loss) on investments and capital gains distributions | 30 | 67 | 173 | 2,988 |
| Net unrealized appreciation (depreciation) of investments | 31 | 25 | 544 | 10,591 |
| Net increase (decrease) in net assets resulting from operations | 61 | 92 | 725 | 13,422 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (38) | (76) | 3,316 | 6,315 |
| Increase (decrease) in net assets derived from principal transactions | (38) | (76) | 3,316 | 6,315 |
| Total increase (decrease) in net assets | 23 | 16 | 4,041 | 19,737 |
| **Net assets at December 31, 2013** | 300 | 364 | 4,945 | 60,174 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 39 | 1 | 16 | (38) |
| Total realized gain (loss) on investments and capital gains distributions | 63 | 34 | 465 | 5,356 |
| Net unrealized appreciation (depreciation) of investments | (99) | 17 | 323 | 3,043 |
| Net increase (decrease) in net assets resulting from operations | 3 | 52 | 804 | 8,361 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,059 | (10) | 1,190 | (59) |
| Increase (decrease) in net assets derived from principal transactions | 3,059 | (10) | 1,190 | (59) |
| Total increase (decrease) in net assets | 3,062 | 42 | 1,994 | 8,302 |
| **Net assets at December 31, 2014** | $ 3,362 | $ 406 | $ 6,939 | $ 68,476 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

|  | VY® Oppenheimer Global Portfolio - Adviser Class | VY® Oppenheimer Global Portfolio - Initial Class | VY® Oppenheimer Global Portfolio - Service Class | VY® Pioneer High Yield Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $          601 | $      540,715 | $          815 | $        23,376 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 2,054 | 2 | 1,156 |
| Total realized gain (loss) on investments and capital gains distributions | 84 | 19,950 | 15 | 661 |
| Net unrealized appreciation (depreciation) of investments | 57 | 112,073 | 195 | 1,202 |
| Net increase (decrease) in net assets resulting from operations | 145 | 134,077 | 212 | 3,019 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (137) | (53,733) | 34 | 9,523 |
| Increase (decrease) in net assets derived from principal transactions | (137) | (53,733) | 34 | 9,523 |
| Total increase (decrease) in net assets | 8 | 80,344 | 246 | 12,542 |
| **Net assets at December 31, 2013** | 609 | 621,059 | 1,061 | 35,918 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 924 | — | 1,684 |
| Total realized gain (loss) on investments and capital gains distributions | 44 | 31,309 | 73 | 719 |
| Net unrealized appreciation (depreciation) of investments | (36) | (24,222) | (61) | (2,909) |
| Net increase (decrease) in net assets resulting from operations | 11 | 8,011 | 12 | (506) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (61) | (52,743) | 28 | 8,575 |
| Increase (decrease) in net assets derived from principal transactions | (61) | (52,743) | 28 | 8,575 |
| Total increase (decrease) in net assets | (50) | (44,732) | 40 | 8,069 |
| **Net assets at December 31, 2014** | $          559 | $      576,327 | $        1,101 | $        43,987 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | VY® Pioneer High Yield Portfolio - Service Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 466 | $ 465 | $ 324,303 | $ 586 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 21 | (1) | (2,669) | (4) |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 86 | 16,710 | 38 |
| Net unrealized appreciation (depreciation) of investments | 31 | 46 | 90,956 | 172 |
| Net increase (decrease) in net assets resulting from operations | 57 | 131 | 104,997 | 206 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 175 | (207) | (36,037) | 67 |
| Increase (decrease) in net assets derived from principal transactions | 175 | (207) | (36,037) | 67 |
| Total increase (decrease) in net assets | 232 | (76) | 68,960 | 273 |
| **Net assets at December 31, 2013** | 698 | 389 | 393,263 | 859 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 30 | (1) | (2,996) | (7) |
| Total realized gain (loss) on investments and capital gains distributions | 17 | 53 | 40,264 | 117 |
| Net unrealized appreciation (depreciation) of investments | (53) | (13) | 2,509 | (5) |
| Net increase (decrease) in net assets resulting from operations | (6) | 39 | 39,777 | 105 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 96 | (42) | (29,017) | 106 |
| Increase (decrease) in net assets derived from principal transactions | 96 | (42) | (29,017) | 106 |
| Total increase (decrease) in net assets | 90 | (3) | 10,760 | 211 |
| **Net assets at December 31, 2014** | $ 788 | $ 386 | $ 404,023 | $ 1,070 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | VY® T. Rowe Price Growth Equity Portfolio - Initial Class | VY® T. Rowe Price Growth Equity Portfolio - Service Class | VY® Templeton Foreign Equity Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 1,224 | $ 247,651 | $ 2,729 | $ 562 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (2,539) | (18) | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 51 | 15,644 | 159 | 33 |
| Net unrealized appreciation (depreciation) of investments | 402 | 79,037 | 951 | 57 |
| Net increase (decrease) in net assets resulting from operations | 448 | 92,142 | 1,092 | 94 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (111) | (13,754) | 74 | (117) |
| Increase (decrease) in net assets derived from principal transactions | (111) | (13,754) | 74 | (117) |
| Total increase (decrease) in net assets | 337 | 78,388 | 1,166 | (23) |
| **Net assets at December 31, 2013** | 1,561 | 326,039 | 3,895 | 539 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (3,021) | (23) | 8 |
| Total realized gain (loss) on investments and capital gains distributions | 214 | 39,828 | 619 | 12 |
| Net unrealized appreciation (depreciation) of investments | (101) | (12,420) | (303) | (58) |
| Net increase (decrease) in net assets resulting from operations | 108 | 24,387 | 293 | (38) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (185) | (13,091) | (40) | (92) |
| Increase (decrease) in net assets derived from principal transactions | (185) | (13,091) | (40) | (92) |
| Total increase (decrease) in net assets | (77) | 11,296 | 253 | (130) |
| **Net assets at December 31, 2014** | $ 1,484 | $ 337,335 | $ 4,148 | $ 409 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | VY® Templeton Foreign Equity Portfolio - Initial Class | VY® Templeton Foreign Equity Portfolio - Service Class | Voya Core Equity Research Fund - Class A | Voya Strategic Allocation Conservative Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 104,253 | $ 284 | $ 190 | $ 33,238 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 537 | 3 | — | 572 |
| Total realized gain (loss) on investments and capital gains distributions | (1,177) | 7 | 26 | 55 |
| Net unrealized appreciation (depreciation) of investments | 19,663 | 49 | 17 | 3,067 |
| Net increase (decrease) in net assets resulting from operations | 19,023 | 59 | 43 | 3,694 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (8,404) | 19 | (71) | 638 |
| Increase (decrease) in net assets derived from principal transactions | (8,404) | 19 | (71) | 638 |
| Total increase (decrease) in net assets | 10,619 | 78 | (28) | 4,332 |
| **Net assets at December 31, 2013** | 114,872 | 362 | 162 | 37,570 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,621 | 6 | 2 | 651 |
| Total realized gain (loss) on investments and capital gains distributions | (135) | 11 | 35 | 2,475 |
| Net unrealized appreciation (depreciation) of investments | (9,755) | (42) | (21) | (989) |
| Net increase (decrease) in net assets resulting from operations | (8,269) | (25) | 16 | 2,137 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (6,795) | (9) | (11) | (1,458) |
| Increase (decrease) in net assets derived from principal transactions | (6,795) | (9) | (11) | (1,458) |
| Total increase (decrease) in net assets | (15,064) | (34) | 5 | 679 |
| **Net assets at December 31, 2014** | $ 99,808 | $ 328 | $ 167 | $ 38,249 |

*The accompanying notes are an integral part of these financial statements.*

207

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya Strategic Allocation Growth Portfolio - Class I | Voya Strategic Allocation Moderate Portfolio - Class I | Voya Growth and Income Portfolio - Class A | Voya Growth and Income Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 64,806 | $ 61,420 | $ 785 | $ 1,068,514 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 513 | 778 | 8 | 3,035 |
| Total realized gain (loss) on investments and capital gains distributions | (1,906) | (1,847) | 104 | 2,547 |
| Net unrealized appreciation (depreciation) of investments | 15,036 | 10,508 | 240 | 318,111 |
| Net increase (decrease) in net assets resulting from operations | 13,643 | 9,439 | 352 | 323,693 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,388) | (3,578) | 461 | (1,081) |
| Increase (decrease) in net assets derived from principal transactions | (2,388) | (3,578) | 461 | (1,081) |
| Total increase (decrease) in net assets | 11,255 | 5,861 | 813 | 322,612 |
| **Net assets at December 31, 2013** | 76,061 | 67,281 | 1,598 | 1,391,126 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 808 | 949 | 19 | 11,564 |
| Total realized gain (loss) on investments and capital gains distributions | (1,825) | (1,050) | 261 | 198,530 |
| Net unrealized appreciation (depreciation) of investments | 5,078 | 3,894 | (129) | (84,853) |
| Net increase (decrease) in net assets resulting from operations | 4,061 | 3,793 | 151 | 125,241 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,563) | (2,304) | (151) | (144,619) |
| Increase (decrease) in net assets derived from principal transactions | (4,563) | (2,304) | (151) | (144,619) |
| Total increase (decrease) in net assets | (502) | 1,489 | — | (19,378) |
| **Net assets at December 31, 2014** | $ 75,559 | $ 68,770 | $ 1,598 | $ 1,371,748 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Voya Growth and Income Portfolio - Class S | Voya Index Plus LargeCap Portfolio - Class I | Voya Index Plus LargeCap Portfolio - Class S | Voya Index Plus MidCap Portfolio - Class I |
|---|---|---|---|---|
| Net assets at January 1, 2013 | $ 6,121 | $ 269,213 | $ 368 | $ 298,981 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (7) | 2,369 | 4 | 763 |
| Total realized gain (loss) on investments and capital gains distributions | 1,198 | 11,741 | 18 | 6,231 |
| Net unrealized appreciation (depreciation) of investments | (664) | 67,358 | 71 | 89,396 |
| Net increase (decrease) in net assets resulting from operations | 527 | 81,468 | 93 | 96,390 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (6,436) | (25,669) | (126) | (29,488) |
| Increase (decrease) in net assets derived from principal transactions | (6,436) | (25,669) | (126) | (29,488) |
| Total increase (decrease) in net assets | (5,909) | 55,799 | (33) | 66,902 |
| **Net assets at December 31, 2013** | 212 | 325,012 | 335 | 365,883 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 1,589 | 3 | (485) |
| Total realized gain (loss) on investments and capital gains distributions | 42 | 11,501 | 36 | 24,718 |
| Net unrealized appreciation (depreciation) of investments | (26) | 26,916 | 2 | 5,574 |
| Net increase (decrease) in net assets resulting from operations | 18 | 40,006 | 41 | 29,807 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 51 | (16,352) | (58) | (29,572) |
| Increase (decrease) in net assets derived from principal transactions | 51 | (16,352) | (58) | (29,572) |
| Total increase (decrease) in net assets | 69 | 23,654 | (17) | 235 |
| **Net assets at December 31, 2014** | $ 281 | $ 348,666 | $ 318 | $ 366,118 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya Index Plus MidCap Portfolio - Class S | Voya Index Plus SmallCap Portfolio - Class I | Voya Index Plus SmallCap Portfolio - Class S | Voya International Index Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 387 | $ 109,978 | $ 176 | $ 20,592 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | (17) | — | 301 |
| Total realized gain (loss) on investments and capital gains distributions | 9 | 1,325 | 8 | 673 |
| Net unrealized appreciation (depreciation) of investments | 115 | 43,693 | 61 | 3,396 |
| Net increase (decrease) in net assets resulting from operations | 126 | 45,001 | 69 | 4,370 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (10) | (98) | (9) | 1,752 |
| Increase (decrease) in net assets derived from principal transactions | (10) | (98) | (9) | 1,752 |
| Total increase (decrease) in net assets | 116 | 44,903 | 60 | 6,122 |
| **Net assets at December 31, 2013** | 503 | 154,881 | 236 | 26,714 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (473) | — | (44) |
| Total realized gain (loss) on investments and capital gains distributions | 111 | 3,112 | 3 | 722 |
| Net unrealized appreciation (depreciation) of investments | (67) | 3,612 | 12 | (2,625) |
| Net increase (decrease) in net assets resulting from operations | 45 | 6,251 | 15 | (1,947) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (184) | (11,444) | 27 | 2,175 |
| Increase (decrease) in net assets derived from principal transactions | (184) | (11,444) | 27 | 2,175 |
| Total increase (decrease) in net assets | (139) | (5,193) | 42 | 228 |
| **Net assets at December 31, 2014** | $ 364 | $ 149,688 | $ 278 | $ 26,942 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya International Index Portfolio - Class S | Voya Russell™ Large Cap Growth Index Portfolio - Class I | Voya Russell™ Large Cap Growth Index Portfolio - Class S | Voya Russell™ Large Cap Index Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 5 | $ 8,965 | $ 585 | $ 23,318 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 38 | 6 | 181 |
| Total realized gain (loss) on investments and capital gains distributions | — | 735 | 9 | 1,338 |
| Net unrealized appreciation (depreciation) of investments | 1 | 1,983 | 192 | 6,588 |
| Net increase (decrease) in net assets resulting from operations | 1 | 2,756 | 207 | 8,107 |
| Changes from principal transactions: | | | | |
| Total unit transactions | — | 318 | 164 | 5,925 |
| Increase (decrease) in net assets derived from principal transactions | — | 318 | 164 | 5,925 |
| Total increase (decrease) in net assets | 1 | 3,074 | 371 | 14,032 |
| **Net assets at December 31, 2013** | 6 | 12,039 | 956 | 37,350 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 24 | 7 | 275 |
| Total realized gain (loss) on investments and capital gains distributions | — | 916 | 36 | 1,158 |
| Net unrealized appreciation (depreciation) of investments | — | 738 | 70 | 3,586 |
| Net increase (decrease) in net assets resulting from operations | — | 1,678 | 113 | 5,019 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1 | 4,738 | (29) | 9,714 |
| Increase (decrease) in net assets derived from principal transactions | 1 | 4,738 | (29) | 9,714 |
| Total increase (decrease) in net assets | 1 | 6,416 | 84 | 14,733 |
| **Net assets at December 31, 2014** | $ 7 | $ 18,455 | $ 1,040 | $ 52,083 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Voya Russell™ Large Cap Index Portfolio - Class S | Voya Russell™ Large Cap Value Index Portfolio - Class I | Voya Russell™ Large Cap Value Index Portfolio - Class S | Voya Russell™ Mid Cap Growth Index Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 65 | $ 255 | $ 3,936 | $ 5,776 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 1 | 24 | (15) |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 62 | 456 | 541 |
| Net unrealized appreciation (depreciation) of investments | 35 | 21 | 881 | 1,487 |
| Net increase (decrease) in net assets resulting from operations | 38 | 84 | 1,361 | 2,013 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 118 | 26 | 761 | 724 |
| Increase (decrease) in net assets derived from principal transactions | 118 | 26 | 761 | 724 |
| Total increase (decrease) in net assets | 156 | 110 | 2,122 | 2,737 |
| **Net assets at December 31, 2013** | 221 | 365 | 6,058 | 8,513 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | — | 1 | 21 | (61) |
| Total realized gain (loss) on investments and capital gains distributions | 13 | 18 | 725 | 559 |
| Net unrealized appreciation (depreciation) of investments | 30 | 20 | (9) | 393 |
| Net increase (decrease) in net assets resulting from operations | 43 | 39 | 737 | 891 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 148 | (5) | 1,447 | 734 |
| Increase (decrease) in net assets derived from principal transactions | 148 | (5) | 1,447 | 734 |
| Total increase (decrease) in net assets | 191 | 34 | 2,184 | 1,625 |
| **Net assets at December 31, 2014** | $ 412 | $ 399 | $ 8,242 | $ 10,138 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya Russell™ Mid Cap Index Portfolio - Class I | Voya Russell™ Small Cap Index Portfolio - Class I | Voya Small Company Portfolio - Class I | Voya Small Company Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 23,380 | $ 12,589 | $ 122,521 | $ 207 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 131 | 71 | (632) | — |
| Total realized gain (loss) on investments and capital gains distributions | 2,346 | 1,163 | 11,847 | 22 |
| Net unrealized appreciation (depreciation) of investments | 7,141 | 4,457 | 32,065 | 57 |
| Net increase (decrease) in net assets resulting from operations | 9,618 | 5,691 | 43,280 | 79 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 11,132 | 5,481 | (10,174) | 13 |
| Increase (decrease) in net assets derived from principal transactions | 11,132 | 5,481 | (10,174) | 13 |
| Total increase (decrease) in net assets | 20,750 | 11,172 | 33,106 | 92 |
| **Net assets at December 31, 2013** | 44,130 | 23,761 | 155,627 | 299 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 157 | 43 | (891) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 2,651 | 2,067 | 17,876 | 44 |
| Net unrealized appreciation (depreciation) of investments | 3,158 | (925) | (9,131) | (25) |
| Net increase (decrease) in net assets resulting from operations | 5,966 | 1,185 | 7,854 | 18 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 12,752 | 4,856 | (12,367) | (16) |
| Increase (decrease) in net assets derived from principal transactions | 12,752 | 4,856 | (12,367) | (16) |
| Total increase (decrease) in net assets | 18,718 | 6,041 | (4,513) | 2 |
| **Net assets at December 31, 2014** | $ 62,848 | $ 29,802 | $ 151,114 | $ 301 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Voya International Value Portfolio - Class I | Voya International Value Portfolio - Class S | Voya MidCap Opportunities Portfolio - Class A | Voya MidCap Opportunities Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 59,954 | $ 218 | $ — | $ 49,515 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,145 | 4 | — | (850) |
| Total realized gain (loss) on investments and capital gains distributions | (5,597) | (2) | — | 7,928 |
| Net unrealized appreciation (depreciation) of investments | 15,690 | 38 | — | 16,439 |
| Net increase (decrease) in net assets resulting from operations | 11,238 | 40 | — | 23,517 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (8,324) | (34) | 1 | 40,460 |
| Increase (decrease) in net assets derived from principal transactions | (8,324) | (34) | 1 | 40,460 |
| Total increase (decrease) in net assets | 2,914 | 6 | 1 | 63,977 |
| **Net assets at December 31, 2013** | 62,868 | 224 | 1 | 113,492 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,486 | 5 | — | (631) |
| Total realized gain (loss) on investments and capital gains distributions | (990) | 24 | — | 24,124 |
| Net unrealized appreciation (depreciation) of investments | (3,635) | (37) | — | (13,936) |
| Net increase (decrease) in net assets resulting from operations | (3,139) | (8) | — | 9,557 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7,260) | (68) | (1) | 8,554 |
| Increase (decrease) in net assets derived from principal transactions | (7,260) | (68) | (1) | 8,554 |
| Total increase (decrease) in net assets | (10,399) | (76) | (1) | 18,111 |
| **Net assets at December 31, 2014** | $ 52,469 | $ 148 | $ — | $ 131,603 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Voya MidCap Opportunities Portfolio - Class S | Voya SmallCap Opportunities Portfolio - Class I | Voya SmallCap Opportunities Portfolio - Class S | Wanger International |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 1,742 | $ 28,744 | $ 80 | $ 33,558 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (9) | (305) | — | 759 |
| Total realized gain (loss) on investments and capital gains distributions | 360 | 5,166 | 10 | 3,854 |
| Net unrealized appreciation (depreciation) of investments | 67 | 6,273 | 20 | 3,215 |
| Net increase (decrease) in net assets resulting from operations | 418 | 11,134 | 30 | 7,828 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (759) | 1,697 | (2) | 4,968 |
| Increase (decrease) in net assets derived from principal transactions | (759) | 1,697 | (2) | 4,968 |
| Total increase (decrease) in net assets | (341) | 12,831 | 28 | 12,796 |
| **Net assets at December 31, 2013** | 1,401 | 41,575 | 108 | 46,354 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | (376) | — | 321 |
| Total realized gain (loss) on investments and capital gains distributions | 286 | 6,393 | 16 | 5,572 |
| Net unrealized appreciation (depreciation) of investments | (176) | (4,157) | (8) | (8,459) |
| Net increase (decrease) in net assets resulting from operations | 106 | 1,860 | 8 | (2,566) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (111) | (1,043) | 23 | 2,232 |
| Increase (decrease) in net assets derived from principal transactions | (111) | (1,043) | 23 | 2,232 |
| Total increase (decrease) in net assets | (5) | 817 | 31 | (334) |
| **Net assets at December 31, 2014** | $ 1,396 | $ 42,392 | $ 139 | $ 46,020 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2014 and 2013
*(Dollars in thousands)*

| | Wanger Select | Wanger USA | Washington Mutual Investors Fund[SM] - Class R-3 | Washington Mutual Investors Fund[SM] - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2013** | $ 82,307 | $ 56,213 | $ 4,381 | $ 94,956 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (482) | (417) | 68 | 1,410 |
| Total realized gain (loss) on investments and capital gains distributions | 2,493 | 6,934 | 394 | 3,913 |
| Net unrealized appreciation (depreciation) of investments | 23,722 | 12,172 | 730 | 23,143 |
| Net increase (decrease) in net assets resulting from operations | 25,733 | 18,689 | 1,192 | 28,466 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (12,015) | (1,648) | (851) | (4,853) |
| Increase (decrease) in net assets derived from principal transactions | (12,015) | (1,648) | (851) | (4,853) |
| Total increase (decrease) in net assets | 13,718 | 17,041 | 341 | 23,613 |
| **Net assets at December 31, 2013** | 96,025 | 73,254 | 4,722 | 118,569 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (658) | (514) | 47 | 851 |
| Total realized gain (loss) on investments and capital gains distributions | 17,745 | 13,111 | 836 | 8,386 |
| Net unrealized appreciation (depreciation) of investments | (15,673) | (9,980) | (384) | 2,702 |
| Net increase (decrease) in net assets resulting from operations | 1,414 | 2,617 | 499 | 11,939 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (24,288) | (7,203) | (362) | 1,738 |
| Increase (decrease) in net assets derived from principal transactions | (24,288) | (7,203) | (362) | 1,738 |
| Total increase (decrease) in net assets | (22,874) | (4,586) | 137 | 13,677 |
| **Net assets at December 31, 2014** | $ 73,151 | $ 68,668 | $ 4,859 | $ 132,246 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2014 and 2013**
*(Dollars in thousands)*

| | Wells Fargo Advantage Small Cap Value Fund - Class A | Wells Fargo Advantage Special Small Cap Value Fund - Class A |
|---|---|---|
| **Net assets at January 1, 2013** | $ 135 | $ 94,083 |
| | | |
| **Increase (decrease) in net assets** | | |
| Operations: | | |
| Net investment income (loss) | (1) | (1,021) |
| Total realized gain (loss) on investments and capital gains distributions | 31 | 7,208 |
| Net unrealized appreciation (depreciation) of investments | (12) | 26,823 |
| Net increase (decrease) in net assets resulting from operations | 18 | 33,010 |
| Changes from principal transactions: | | |
| Total unit transactions | (38) | (8,528) |
| Increase (decrease) in net assets derived from principal transactions | (38) | (8,528) |
| Total increase (decrease) in net assets | (20) | 24,482 |
| **Net assets at December 31, 2013** | 115 | 118,565 |
| | | |
| **Increase (decrease) in net assets** | | |
| Operations: | | |
| Net investment income (loss) | — | (408) |
| Total realized gain (loss) on investments and capital gains distributions | 23 | 20,105 |
| Net unrealized appreciation (depreciation) of investments | (20) | (12,714) |
| Net increase (decrease) in net assets resulting from operations | 3 | 6,983 |
| Changes from principal transactions: | | |
| Total unit transactions | (10) | (7,059) |
| Increase (decrease) in net assets derived from principal transactions | (10) | (7,059) |
| Total increase (decrease) in net assets | (7) | (76) |
| **Net assets at December 31, 2014** | $ 108 | $ 118,489 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Organization

Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (the "Account") was established by ("VRIAC" or the "Company"), which changed its name from ING Life Insurance and Annuity Company on September 1, 2014, to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. (name changed from ING U.S., Inc.) ("Voya Financial"), a holding company domiciled in the State of Delaware.

In 2009, ING Groep N.V. ("ING") announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management, and insurance operations. On May 2, 2013, the common stock of Voya Financial began trading on the New York Stock Exchange under the symbol "VOYA". On May 7, 2013 and May 31, 2013, Voya Financial completed its initial public offering of common stock, including the issuance and sale by Voya Financial of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING and previously the sole stockholder of Voya Financial, of 44,201,773 shares of outstanding common stock of Voya Financial (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial common stock to ING.

On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of Voya Financial in a registered public offering ("Secondary Offering"), reducing ING's ownership of Voya Financial to 57%.

On March 25, 2014, ING completed a sale of 30,475,000 shares of common stock of Voya Financial in a registered public offering (the "March 2014 Offering"). Also on March 25, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 7,255,853 shares of its common stock from ING (the "March 2014 Direct Share Repurchase") (the March 2014 Offering and the March 2014 Direct Share Repurchase collectively, the "March 2014 Transactions"). Upon completion of the March 2014 Transactions, ING's ownership of Voya Financial was reduced to approximately 43%.

On September 8, 2014, ING completed a sale of 22,277,993 shares of common stock of Voya Financial in a registered public offering (the "September 2014 Offering"). Also on September 8, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 7,722,007 shares of its common stock from ING (the "September 2014 Direct Share Repurchase") (the September 2014 Offering and the September 2014 Direct Share Repurchase collectively, the "September 2014 Transactions"). Upon completion of the September 2014 Transactions, ING's ownership of Voya Financial was reduced to 32.5%.

On November 18, 2014, ING completed a sale of 30,030,013 shares of common stock of Voya Financial in a registered public offering ( the "November 2014 Offering"). Also on November 18, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 4,469,987 shares of its common stock from ING (the "November 2014 Direct Share Repurchase") (the November 2014 Offering and the November 2014 Direct Share

Repurchase collectively, the "November 2014 Transactions"). Upon completion of the November 2014 Transactions, ING's ownership of Voya Financial was reduced to 19%.

On March 9, 2015, ING completed a sale of 32,018,100 shares of common stock of Voya Financial in a registered public offering (the "March 2015 Offering"). Also on March 9, 2015, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 13,599,274 shares of its common stock from ING (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya Financial common stock. ING continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial common stock at an exercise price of $48.75, in each case subject to adjustments. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya Financial together with its subsidiaries, by the end of 2016.

The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

At December 31, 2014, the Account had 322 investment divisions (the "Divisions"), 155 of which invest in independently managed mutual funds and 167 of which invest in mutual funds managed by affiliates, either Voya Investments, LLC ("VIL") or Directed Services LLC ("DSL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). All "ING" branded Trusts and Funds were rebranded with "Voya" or "VY" as of May 1, 2014.

Investment Divisions with asset balances at December 31, 2014 and related Trusts are as follows:

**AIM Counselor Series Trust:**
Invesco Floating Rate Fund - Class R5

**AIM Growth Series:**
Invesco Mid Cap Core Equity Fund - Class A
Invesco Small Cap Growth Fund - Class A

**AIM International Mutual Funds:**
Invesco International Growth Fund - Class R5

**AIM Investment Funds:**
Invesco Endeavor Fund - Class A
Invesco Global Health Care Fund - Investor Class

**AIM Investment Securities Funds:**
Invesco High Yield Fund - Class R5

**AIM Sector Funds:**
Invesco American Value Fund - Class R5
Invesco Energy Fund - Class R5
Invesco Small Cap Value Fund - Class A

**AIM Variable Insurance Funds:**
Invesco V.I. American Franchise Fund - Series I Shares
Invesco V.I. Core Equity Fund - Series I Shares

**Alger Funds:**

Alger Capital Appreciation Fund - Class A

**Alger Funds II:**

Alger Green Fund - Class A

**AllianceBernstein Growth and Income Fund, Inc.:**

AllianceBernstein Growth and Income Fund - Class A

**AllianceBernstein Variable Products Series Fund, Inc.:**

AllianceBernstein Growth and Income Portfolio - Class A

**Allianz Funds:**

AllianzGI NFJ Dividend Value Fund - Class A

AllianzGI NFJ Large-Cap Value Fund - Institutional Class

AllianzGI NFJ Small-Cap Value Fund - Class A

**Amana Mutual Funds Trust:**

Amana Growth Fund - Investor Class

Amana Income Fund - Investor Class

**American Balanced Fund®, Inc.:**

American Balanced Fund® - Class R-3

**American Beacon Funds:**

American Beacon Small Cap Value Fund - Investor Class

**American Century Government Income Trust:**

American Century Investments® Inflation-Adjusted Bond Fund
 - Investor Class

**American Century Quantitative Equity Funds, Inc.:**

American Century Investments® Income & Growth Fund - A

**American Funds Fundamental Investors[SM]:**

Fundamental Investors[SM] - Class R-3

Fundamental Investors[SM] - Class R-4

**American Mutual Fund®:**

American Funds American Mutual Fund® - Class R-4

**Ariel Investment Trust:**

Ariel Appreciation Fund - Investor Class

Ariel Fund - Investor Class

**Artisan Funds, Inc.:**

Artisan International Fund - Investor Shares

**Aston Funds:**

Aston/Fairpointe Mid Cap Fund - Class N

**BlackRock Equity Dividend Fund:**

BlackRock Equity Dividend Fund - Investor A Shares

**BlackRock Mid Cap Value Opportunities Series, Inc.:**

BlackRock Mid Cap Value Opportunities Fund - Institutional
 Shares

BlackRock Mid Cap Value Opportunities Fund - Investor A
 Shares

**Bond Fund of America[SM]:**

Bond Fund of America[SM] - Class R-4

**Calvert Variable Series, Inc.:**

Calvert VP SRI Balanced Portfolio

**Capital World Growth & Income Fund[SM]:**

Capital World Growth & Income Fund[SM] - Class R-3

**Cohen & Steers Realty Shares, Inc.:**

Cohen & Steers Realty Shares, Inc.

**Columbia[SM] Acorn® Trust:**

Columbia[SM] Acorn® Fund - Class A Shares

Columbia[SM] Acorn® Fund - Class Z Shares

**Columbia Funds Series Trust:**

Columbia Mid Cap Value Fund - Class A Shares

Columbia Mid Cap Value Fund - Class Z Shares

**CRM Mutual Fund Trust:**

CRM Mid Cap Value Fund - Investor Shares

**Davis Series Inc.:**

Davis Financial Fund - Class Y

**Delaware Group Adviser Funds:**

Delaware Diversified Income Fund - Class A

**Delaware Group Equity Funds V:**

Delaware Small Cap Value Fund - Class A

**Deutsche Investment Trust:**

Deutsche Small Cap Growth Fund - Class S

**Dodge & Cox Funds:**

Dodge & Cox International Stock Fund

Dodge & Cox Stock Fund

**DWS Institutional Funds:**

Deutsche Equity 500 Index Fund - Class S

**Eaton Vance Special Investment Trust:**

Eaton Vance Large-Cap Value Fund - Class R Shares

**EuroPacific Growth Fund®:**

EuroPacific Growth Fund® - Class R-3

EuroPacific Growth Fund® - Class R-4

**Fidelity® Contrafund®:**

Fidelity Advisor® New Insights Fund - Institutional Class

**Fidelity® Variable Insurance Products:**

Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® VIP Growth Portfolio - Initial Class

Fidelity® VIP High Income Portfolio - Initial Class

Fidelity® VIP Overseas Portfolio - Initial Class

**Fidelity® Variable Insurance Products II:**

Fidelity® VIP Contrafund® Portfolio - Initial Class

Fidelity® VIP Index 500 Portfolio - Initial Class

**Fidelity® Variable Insurance Products III:**

Fidelity® VIP Mid Cap Portfolio - Initial Class

**Fidelity® Variable Insurance Products V:**

Fidelity® VIP Asset Manager Portfolio - Initial Class

**Franklin Mutual Series Fund Inc.:**

Franklin Mutual Global Discovery Fund - Class R

**Franklin Strategic Series:**
Franklin Biotechnology Discovery Fund - Advisor Class
Franklin Natural Resources Fund - Advisor Class
Franklin Small-Mid Cap Growth Fund - Class A

**Franklin Templeton Variable Insurance Products Trust:**
Franklin Small Cap Value VIP Fund - Class 2

**Goldman Sachs Trust:**
Goldman Sachs Growth Opportunities Fund - Class IR Shares

**Growth Fund of America®:**
Growth Fund of America® - Class R-3
Growth Fund of America® - Class R-4

**Hartford Mutual Funds, Inc.:**
The Hartford Capital Appreciation Fund - Class R4
The Hartford Dividend And Growth Fund - Class R4

**Income Fund of America®:**
Income Fund of America® - Class R-3

**Ivy Funds:**
Ivy Science and Technology Fund - Class Y

**Janus Aspen Series:**
Janus Aspen Series Balanced Portfolio - Institutional Shares
Janus Aspen Series Enterprise Portfolio - Institutional Shares
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
Janus Aspen Series Global Research Portfolio - Institutional
   Shares
Janus Aspen Series Janus Portfolio - Institutional Shares

**JPMorgan Trust II:**
JPMorgan Equity Income Fund - Select Class Shares
JPMorgan Government Bond Fund - Select Class Shares

**Lazard Funds, Inc.:**
Lazard Emerging Markets Equity Portfolio - Open Shares
Lazard U.S. Mid Cap Equity Portfolio - Open Shares

**Legg Mason Partners Equity Trust:**
ClearBridge Aggressive Growth Fund - Class I

**LKCM Funds:**
LKCM Aquinas Growth Fund

**Loomis Sayles Funds I:**
Loomis Sayles Small Cap Value Fund - Retail Class

**Loomis Sayles Funds II:**
Loomis Sayles Limited Term Government and Agency Fund -
   Class Y
Loomis Sayles Value Fund - Class Y

**Lord Abbett Developing Growth Fund, Inc.:**
Lord Abbett Developing Growth Fund - Class A

**Lord Abbett Investment Trust:**
Lord Abbett Core Fixed Income Fund - Class A

**Lord Abbett Mid Cap Stock Fund, Inc.:**
Lord Abbett Mid Cap Stock Fund - Class A

**Lord Abbett Mid Cap Stock Fund, Inc.:**
Lord Abbett Mid Cap Stock Fund - Class A

**Lord Abbett Research Fund, Inc.:**
Lord Abbett Small Cap Value Fund - Class A

**Lord Abbett Securities Trust:**
Lord Abbett Fundamental Equity Fund - Class A

**Lord Abbett Series Fund, Inc.:**
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC

**MainStay Funds:**
MainStay Large Cap Growth Fund - Class R3

**Massachusetts Investors Growth Stock Fund:**
Massachusetts Investors Growth Stock Fund - Class A

**Metropolitan West Funds:**
Metropolitan West Total Return Bond Fund - Class M Shares

**MFS® Series Trust l:**
MFS® New Discovery Fund - Class R3

**MFS® Series Trust X:**
MFS® International Value Fund - Class R3

**Neuberger Berman Equity Funds®:**
Neuberger Berman Genesis Fund - Trust Class
Neuberger Berman Socially Responsive Fund - Trust Class

**New Perspective Fund®:**
New Perspective Fund® - Class R-3
New Perspective Fund® - Class R-4

**New World Fund, Inc.:**
American Funds New World Fund® - Class R-4

**Nuveen Investment Funds, Inc.:**
Nuveen Global Infrastructure Fund - Class I
Nuveen U.S. Infrastructure Income Fund - Class I

**Oppenheimer Capital Appreciation Fund:**
Oppenheimer Capital Appreciation Fund - Class A

**Oppenheimer Developing Markets Fund:**
Oppenheimer Developing Markets Fund - Class A
Oppenheimer Developing Markets Fund - Class Y

**Oppenheimer Gold & Special Minerals Fund:**
Oppenheimer Gold & Special Minerals Fund - Class A

**Oppenheimer International Bond Fund:**
Oppenheimer International Bond Fund - Class A

**Oppenheimer International Growth Fund:**
Oppenheimer International Growth Fund - Class Y

**Oppenheimer International Small Company Fund:**
Oppenheimer International Small Company Fund - Class Y

**Oppenheimer Variable Account Funds:**
Oppenheimer Discovery Mid Cap Growth Fund/VA
Oppenheimer Global Fund/VA
Oppenheimer Global Strategic Income Fund/VA
Oppenheimer Main Street Fund®/VA

**Oppenheimer Variable Account Funds (continued):**
  Oppenheimer Main Street Small Cap Fund®/VA

**Parnassus Funds:**
  Parnassus Small Cap Fund<sup>SM</sup>

**Parnassus Income Funds:**
  Parnassus Core Equity Fund<sup>SM</sup> - Investor Shares

**Pax World Funds Series Trust I:**
  Pax World Balanced Fund - Individual Investor Class

**PIMCO Funds:**
  PIMCO CommodityRealReturn Strategy Fund® - Administrative

**PIMCO Variable Insurance Trust:**
  PIMCO Real Return Portfolio - Administrative Class

**Pioneer Equity Income Fund:**
  Pioneer Equity Income Fund - Class Y Shares

**Pioneer High Yield Fund:**
  Pioneer High Yield Fund - Class A Shares

**Pioneer Strategic Income Fund:**
  Pioneer Strategic Income Fund - Class A Shares

**Pioneer Variable Contracts Trust:**
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I Shares

**Prudential Sector Funds, Inc.:**
  Prudential Jennison Utility Fund - Class Z

**RiverSource® Investment Series, Inc.:**
  Columbia Diversified Equity Income Fund - Class K Shares
  Columbia Diversified Equity Income Fund - Class R4 Shares

**Royce Fund:**
  Royce Total Return Fund - K Class

**SmallCap World Fund®, Inc.:**
  SMALLCAP World Fund® - Class R-4

**T. Rowe Price Mid-Cap Value Fund, Inc.:**
  T. Rowe Price Mid-Cap Value Fund - R Class

**T. Rowe Price Value Fund, Inc.:**
  T. Rowe Price Value Fund - Advisor Class

**Templeton Funds, Inc.:**
  Templeton Foreign Fund - Class A

**Templeton Income Trust:**
  Templeton Global Bond Fund - Advisor Class
  Templeton Global Bond Fund - Class A

**Third Avenue Trust:**
  Third Avenue Real Estate Value Fund - Institutional Class

**Thornburg Investment Trust:**
  Thornburg International Value Fund - Class R4

**USAA Investment Trust:**
  USAA Precious Metals and Minerals Fund - Adviser Shares

**Vanguard® Variable Insurance Fund:**
  Diversified Value Portfolio

**Vanguard® Variable Insurance Fund (continued):**
  Equity Income Portfolio
  Small Company Growth Portfolio

**Victory Portfolios:**
  Victory Integrity Small-Cap Value Fund - Class Y Shares
  Victory Small Company Opportunity Fund - Class R

**Voya Balanced Portfolio, Inc.:**
  Voya Balanced Portfolio - Class I

**Voya Equity Trust:**
  Voya Growth Opportunities Fund - Class A
  Voya Large Cap Value Fund - Class A
  Voya Real Estate Fund - Class A

**Voya Funds Trust:**
  Voya GNMA Income Fund - Class A
  Voya Intermediate Bond Fund - Class A

**Voya Intermediate Bond Portfolio:**
  Voya Intermediate Bond Portfolio - Class I
  Voya Intermediate Bond Portfolio - Class S

**Voya Investors Trust:**
  Voya Global Perspectives Portfolio - Class I
  Voya Global Resources Portfolio - Institutional Class
  Voya Global Resources Portfolio - Service Class
  Voya High Yield Portfolio - Adviser Class
  Voya High Yield Portfolio - Institutional Class
  Voya High Yield Portfolio - Service Class
  Voya Large Cap Growth Portfolio - Adviser Class
  Voya Large Cap Growth Portfolio - Institutional Class
  Voya Large Cap Growth Portfolio - Service Class
  Voya Large Cap Value Portfolio - Adviser Class
  Voya Large Cap Value Portfolio - Institutional Class
  Voya Large Cap Value Portfolio - Service Class
  Voya Limited Maturity Bond Portfolio - Adviser Class
  Voya Multi-Manager Large Cap Core Portfolio - Institutional Class
  Voya Multi-Manager Large Cap Core Portfolio - Service Class
  Voya U.S. Stock Index Portfolio - Institutional Class
  VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class
  VY® Clarion Global Real Estate Portfolio - Adviser Class
  VY® Clarion Global Real Estate Portfolio - Institutional Class
  VY® Clarion Real Estate Portfolio - Adviser Class
  VY® Clarion Real Estate Portfolio - Institutional Class
  VY® Clarion Real Estate Portfolio - Service Class
  VY® FMR Diversified Mid Cap Portfolio - Institutional Class
  VY® FMR Diversified Mid Cap Portfolio - Service Class
  VY® FMR Diversified Mid Cap Portfolio - Service 2 Class
  VY® Invesco Growth and Income Portfolio - Institutional Class
  VY® Invesco Growth and Income Portfolio - Service Class

**Voya Investors Trust (continued):**

VY® JPMorgan Emerging Markets Equity Portfolio - Adviser
Class

VY® JPMorgan Emerging Markets Equity Portfolio -
Institutional Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service
Class

VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class

VY® JPMorgan Small Cap Core Equity Portfolio - Institutional
Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service Class

VY® Morgan Stanley Global Franchise Portfolio - Adviser Class

VY® T. Rowe Price Capital Appreciation Portfolio - Adviser
Class

VY® T. Rowe Price Capital Appreciation Portfolio - Institutional
Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service
Class

VY® T. Rowe Price Equity Income Portfolio - Adviser Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Adviser Class

VY® T. Rowe Price International Stock Portfolio - Service Class

VY® Templeton Global Growth Portfolio - Institutional Class

VY® Templeton Global Growth Portfolio - Service Class

**Voya Money Market Portfolio:**

Voya Money Market Portfolio - Class I

**Voya Mutual Funds:**

Voya Global Real Estate Fund - Class A

Voya Multi-Manager International Small Cap Fund - Class A

**Voya Partners, Inc.:**

Voya Aggregate Bond Portfolio - Adviser Class

Voya Aggregate Bond Portfolio - Initial Class

Voya Aggregate Bond Portfolio - Service Class

Voya Global Bond Portfolio - Adviser Class

Voya Global Bond Portfolio - Initial Class

Voya Global Bond Portfolio - Service Class

Voya Index Solution 2015 Portfolio - Initial Class

Voya Index Solution 2015 Portfolio - Service Class

Voya Index Solution 2015 Portfolio - Service 2 Class

Voya Index Solution 2025 Portfolio - Initial Class

Voya Index Solution 2025 Portfolio - Service Class

Voya Index Solution 2025 Portfolio - Service 2 Class

Voya Index Solution 2035 Portfolio - Initial Class

Voya Index Solution 2035 Portfolio - Service Class

Voya Index Solution 2035 Portfolio - Service 2 Class

Voya Index Solution 2045 Portfolio - Initial Class

Voya Index Solution 2045 Portfolio - Service Class

Voya Index Solution 2045 Portfolio - Service 2 Class

Voya Index Solution 2055 Portfolio - Initial Class

**Voya Partners, Inc. (continued):**

Voya Index Solution 2055 Portfolio - Service Class

Voya Index Solution 2055 Portfolio - Service 2 Class

Voya Index Solution Income Portfolio - Initial Class

Voya Index Solution Income Portfolio - Service Class

Voya Index Solution Income Portfolio - Service 2 Class

Voya Solution 2015 Portfolio - Adviser Class

Voya Solution 2015 Portfolio - Initial Class

Voya Solution 2015 Portfolio - Service Class

Voya Solution 2015 Portfolio - Service 2 Class

Voya Solution 2025 Portfolio - Adviser Class

Voya Solution 2025 Portfolio - Initial Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2025 Portfolio - Service 2 Class

Voya Solution 2035 Portfolio - Adviser Class

Voya Solution 2035 Portfolio - Initial Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2035 Portfolio - Service 2 Class

Voya Solution 2045 Portfolio - Adviser Class

Voya Solution 2045 Portfolio - Initial Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution 2045 Portfolio - Service 2 Class

Voya Solution 2055 Portfolio - Initial Class

Voya Solution 2055 Portfolio - Service Class

Voya Solution 2055 Portfolio - Service 2 Class

Voya Solution Balanced Portfolio - Service Class

Voya Solution Income Portfolio - Adviser Class

Voya Solution Income Portfolio - Initial Class

Voya Solution Income Portfolio - Service Class

Voya Solution Income Portfolio - Service 2 Class

Voya Solution Moderately Conservative Portfolio - Service
Class

VY® American Century Small-Mid Cap Value Portfolio -
Adviser Class

VY® American Century Small-Mid Cap Value Portfolio -
Initial Class

VY® American Century Small-Mid Cap Value Portfolio -
Service Class

VY® Baron Growth Portfolio - Adviser Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Adviser Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Fidelity® VIP Mid Cap Portfolio - Service Class

VY® Invesco Comstock Portfolio - Adviser Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Adviser Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® Invesco Equity and Income Portfolio - Service Class

**Voya Partners, Inc. (continued):**

VY® JPMorgan Mid Cap Value Portfolio - Adviser Class

VY® JPMorgan Mid Cap Value Portfolio - Initial Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® Oppenheimer Global Portfolio - Adviser Class

VY® Oppenheimer Global Portfolio - Initial Class

VY® Oppenheimer Global Portfolio - Service Class

VY® Pioneer High Yield Portfolio - Initial Class

VY® Pioneer High Yield Portfolio - Service Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

VY® T. Rowe Price Growth Equity Portfolio - Adviser Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Service Class

VY® Templeton Foreign Equity Portfolio - Adviser Class

VY® Templeton Foreign Equity Portfolio - Initial Class

VY® Templeton Foreign Equity Portfolio - Service Class

**Voya Series Fund, Inc.:**

Voya Core Equity Research Fund - Class A

**Voya Strategic Allocation Portfolios, Inc.:**

Voya Strategic Allocation Conservative Portfolio - Class I

Voya Strategic Allocation Growth Portfolio - Class I

Voya Strategic Allocation Moderate Portfolio - Class I

**Voya Variable Funds:**

Voya Growth and Income Portfolio - Class A

Voya Growth and Income Portfolio - Class I

Voya Growth and Income Portfolio - Class S

**Voya Variable Portfolios, Inc.:**

Voya Index Plus LargeCap Portfolio - Class I

Voya Index Plus LargeCap Portfolio - Class S

Voya Index Plus MidCap Portfolio - Class I

**Voya Variable Portfolios, Inc. (continued):**

Voya Index Plus MidCap Portfolio - Class S

Voya Index Plus SmallCap Portfolio - Class I

Voya Index Plus SmallCap Portfolio - Class S

Voya International Index Portfolio - Class I

Voya International Index Portfolio - Class S

Voya Russell™ Large Cap Growth Index Portfolio - Class I

Voya Russell™ Large Cap Growth Index Portfolio - Class S

Voya Russell™ Large Cap Index Portfolio - Class I

Voya Russell™ Large Cap Index Portfolio - Class S

Voya Russell™ Large Cap Value Index Portfolio - Class I

Voya Russell™ Large Cap Value Index Portfolio - Class S

Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Russell™ Mid Cap Index Portfolio - Class I

Voya Russell™ Small Cap Index Portfolio - Class I

Voya Small Company Portfolio - Class I

Voya Small Company Portfolio - Class S

Voya U.S. Bond Index Portfolio - Class I

**Voya Variable Products Trust:**

Voya International Value Portfolio - Class I

Voya International Value Portfolio - Class S

Voya MidCap Opportunities Portfolio - Class I

Voya MidCap Opportunities Portfolio - Class S

Voya SmallCap Opportunities Portfolio - Class I

Voya SmallCap Opportunities Portfolio - Class S

**Wanger Advisors Trust:**

Wanger International

Wanger Select

Wanger USA

**Washington Mutual Investors Fund[SM]:**

Washington Mutual Investors Fund[SM] - Class R-3

Washington Mutual Investors Fund[SM] - Class R-4

**Wells Fargo Funds Trust:**

Wells Fargo Advantage Small Cap Value Fund - Class A

Wells Fargo Advantage Special Small Cap Value Fund - Class A

The names of certain Trusts and Divisions were changed during 2014. The following is a summary of current and former names for those Trusts and Divisions excluding any name changes associated with rebranding from the "ING" brand to the new Voya brand:

| Current Name | Former Name |
| --- | --- |
| **Amana Mutual Funds Trust:** | **Amana Mutual Funds Trust:** |
| Amana Growth Fund - Investor Class | Amana Growth Fund |
| Amana Income Fund - Investor Class | Amana Income Fund |
| **DWS Institutional Funds:** | **DWS Institutional Funds:** |
| Deutsche Equity 500 Index Fund - Class S | DWS Equity 500 Index Fund - Class S |

| Current Name | Former Name |
|---|---|
| **Franklin Mutual Series Fund Inc.:** | **Franklin Mutual Series Fund Inc.:** |
| Franklin Mutual Global Discovery Fund - Class R | Mutual Global Discovery Fund - Class R |
| **Franklin Templeton Variable Insurance Products Trust:** | **Franklin Templeton Variable Insurance Products Trust:** |
| Franklin Small Cap Value VIP Fund - Class 2 | Franklin Small Cap Value Securities Fund - Class 2 |
| **Parnassus Income Funds:** | **Parnassus Income Funds:** |
| Parnassus Core Equity Fund$^{SM}$ - Investor Shares | Parnassus Equity Income Fund - Investor Shares |
| **Voya Investors Trust:** | **ING Investors Trust:** |
| Voya High Yield Portfolio - Adviser Class | ING PIMCO High Yield Portfolio - Adviser Class |
| **Voya Investors Trust:** | **ING Investors Trust:** |
| Voya High Yield Portfolio - Institutional Class | ING PIMCO High Yield Portfolio - Institutional Class |
| Voya High Yield Portfolio - Service Class | ING PIMCO High Yield Portfolio - Service Class |
| **Voya Partners, Inc.:** | **ING Partners, Inc.:** |
| Voya Aggregate Bond Portfolio - Adviser Class | ING PIMCO Total Return Portfolio - Adviser Class |
| Voya Aggregate Bond Portfolio - Initial Class | ING PIMCO Total Return Portfolio - Initial Class |
| Voya Aggregate Bond Portfolio - Service Class | ING PIMCO Total Return Portfolio - Service Class |

During 2014, the following Divisions were closed to contract owners:

**Voya Investors Trust:**

Voya Global Resources Portfolio - Adviser Class

VY® BlackRock Health Sciences Opportunities Portfolio - Service Class

VY® BlackRock Large Cap Growth Portfolio - Institutional Class

VY® BlackRock Large Cap Growth Portfolio - Service Class

VY® BlackRock Large Cap Growth Portfolio - Service 2 Class

VY® Marsico Growth Portfolio - Institutional Class

VY® Marsico Growth Portfolio - Service Class

VY® MFS Total Return Portfolio - Adviser Class

VY® MFS Total Return Portfolio - Institutional Class

VY® MFS Total Return Portfolio - Service Class

VY® MFS Utilities Portfolio - Service Class

**Voya Variable Products Trust:**

Voya MidCap Opportunities Portfolio - Class A

## 2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

*Investments*

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

*Contract Owner Reserves*

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

*Changes from Principal Transactions*

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, death benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

*Subsequent Events*

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2014 and for the years ended December 31, 2014 and 2013, were issued.

*Reclassifications*

Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

3. **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2014 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2014. The Account had no financial liabilities as of December 31, 2014.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. **Charges and Fees**

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

*Mortality and Expense Risk Charges*

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.75% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

*Asset Based Administrative Charges*

A charge to cover administrative expenses of the Account is deducted at an annual rate of 0.25% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

*Contract Maintenance Charges*

An annual Contract maintenance fee of up to $50 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

*Contingent Deferred Sales Charges*

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.5% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

*Other Contract Charges*

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

*Fees Waived by VRIAC*

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

**5. Related Party Transactions**

During the year ended December 31, 2014, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to Voya Investors Trust and Voya Partners, Inc. The Trusts' advisory agreements provided for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Equity Trust, Voya Funds Trust, Voya Intermediate Bond Portfolio, Voya Money Market Portfolio, Voya Mutual Funds, Voya Partners, Inc., Voya Series Fund, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provided for fees at annual rates ranging from 0.10% to 0.97% of the average net assets of each respective Fund.

6.  **Purchases and Sales of Investment Securities**

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2014 follow:

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| AIM Counselor Series Trust: | | |
| Invesco Floating Rate Fund - Class R5 | $ 36 | $ 4 |
| AIM Growth Series: | | |
| Invesco Mid Cap Core Equity Fund - Class A | 1,052 | 1,349 |
| Invesco Small Cap Growth Fund - Class A | 67 | 8 |
| AIM International Mutual Funds: | | |
| Invesco International Growth Fund - Class R5 | 247 | 34 |
| AIM Investment Funds: | | |
| Invesco Endeavor Fund - Class A | 7 | 19 |
| Invesco Global Health Care Fund - Investor Class | 192 | 130 |
| AIM Investment Securities Funds: | | |
| Invesco High Yield Fund - Class R5 | 36 | — |
| AIM Sector Funds: | | |
| Invesco American Value Fund - Class R5 | 288 | 42 |
| Invesco Energy Fund - Class R5 | 1 | — |
| Invesco Small Cap Value Fund - Class A | 212 | 72 |
| AIM Variable Insurance Funds: | | |
| Invesco V.I. American Franchise Fund - Series I Shares | 2,953 | 4,009 |
| Invesco V.I. Core Equity Fund - Series I Shares | 2,417 | 5,550 |
| Alger Funds: | | |
| Alger Capital Appreciation Fund - Class A | 747 | 88 |
| Alger Funds II: | | |
| Alger Green Fund - Class A | 1,201 | 1,711 |
| AllianceBernstein Growth and Income Fund, Inc.: | | |
| AllianceBernstein Growth and Income Fund - Class A | 23 | 10 |
| AllianceBernstein Variable Products Series Fund, Inc.: | | |
| AllianceBernstein Growth and Income Portfolio - Class A | 70 | 344 |
| Allianz Funds: | | |
| AllianzGI NFJ Dividend Value Fund - Class A | 12 | 17 |
| AllianzGI NFJ Large-Cap Value Fund - Institutional Class | — | — |
| AllianzGI NFJ Small-Cap Value Fund - Class A | 190 | 107 |
| Amana Mutual Funds Trust: | | |
| Amana Growth Fund - Investor Class | 7,379 | 7,286 |
| Amana Income Fund - Investor Class | 9,336 | 11,696 |
| American Balanced Fund®, Inc.: | | |
| American Balanced Fund® - Class R-3 | 1,192 | 1,338 |
| American Beacon Funds: | | |
| American Beacon Small Cap Value Fund - Investor Class | 90 | 26 |
| American Century Government Income Trust: | | |
| American Century Investments® Inflation-Adjusted Bond Fund - Investor Class | 3,876 | 8,015 |
| American Century Quantitative Equity Funds, Inc.: | | |
| American Century Investments® Income & Growth Fund - A Class | 2,232 | 1,417 |
| American Funds Fundamental Investors[SM]: | | |
| Fundamental Investors[SM] - Class R-3 | 684 | 449 |

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| American Funds Fundamental Investors<sup>SM</sup> (continued): | | |
| Fundamental Investors<sup>SM</sup> - Class R-4 | $ 20,086 | $ 3,989 |
| American Mutual Fund®: | | |
| American Funds American Mutual Fund® - Class R-4 | 1,255 | 76 |
| Ariel Investment Trust: | | |
| Ariel Appreciation Fund - Investor Class | 277 | 314 |
| Ariel Fund - Investor Class | 5,598 | 3,898 |
| Artisan Funds, Inc.: | | |
| Artisan International Fund - Investor Shares | 4,458 | 1,437 |
| Aston Funds: | | |
| Aston/Fairpointe Mid Cap Fund - Class N | 22,170 | 4,486 |
| BlackRock Equity Dividend Fund: | | |
| BlackRock Equity Dividend Fund - Investor A Shares | 445 | 221 |
| BlackRock Mid Cap Value Opportunities Series, Inc.: | | |
| BlackRock Mid Cap Value Opportunities Fund - Institutional Shares | 24 | — |
| BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | 5,975 | 3,980 |
| Bond Fund of America<sup>SM</sup>: | | |
| Bond Fund of America<sup>SM</sup> - Class R-4 | 1,686 | 1,909 |
| Calvert Variable Series, Inc.: | | |
| Calvert VP SRI Balanced Portfolio | 6,854 | 6,499 |
| Capital World Growth & Income Fund<sup>SM</sup>: | | |
| Capital World Growth & Income Fund<sup>SM</sup> - Class R-3 | 120 | 42 |
| Cohen & Steers Realty Shares, Inc.: | | |
| Cohen & Steers Realty Shares, Inc. | 4,396 | 844 |
| Columbia<sup>SM</sup> Acorn® Trust: | | |
| Columbia<sup>SM</sup> Acorn® Fund - Class A Shares | 26 | 14 |
| Columbia<sup>SM</sup> Acorn® Fund - Class Z Shares | 13 | — |
| Columbia Funds Series Trust: | | |
| Columbia Mid Cap Value Fund - Class A Shares | 6,176 | 1,140 |
| Columbia Mid Cap Value Fund - Class Z Shares | 1 | — |
| CRM Mutual Fund Trust: | | |
| CRM Mid Cap Value Fund - Investor Shares | 82 | 58 |
| Davis Series Inc.: | | |
| Davis Financial Fund - Class Y | — | — |
| Delaware Group Adviser Funds: | | |
| Delaware Diversified Income Fund - Class A | 3,129 | 556 |
| Delaware Group Equity Funds V: | | |
| Delaware Small Cap Value Fund - Class A | 728 | 128 |
| Deutsche Investment Trust: | | |
| Deutsche Small Cap Growth Fund - Class S | 25 | — |
| Dodge & Cox Funds: | | |
| Dodge & Cox International Stock Fund | 74 | 54 |
| Dodge & Cox Stock Fund | 661 | 506 |
| DWS Institutional Funds: | | |
| Deutsche Equity 500 Index Fund - Class S | 164 | 148 |
| Eaton Vance Special Investment Trust: | | |
| Eaton Vance Large-Cap Value Fund - Class R Shares | 44 | 69 |
| EuroPacific Growth Fund®: | | |
| EuroPacific Growth Fund® - Class R-3 | 767 | 2,054 |

|  | Purchases | Sales |
|---|---|---|
|  | *(Dollars in thousands)* | |
| EuroPacific Growth Fund® (continued): | | |
| EuroPacific Growth Fund® - Class R-4 | $ 15,686 | $ 22,750 |
| Fidelity® Contrafund®: | | |
| Fidelity Advisor® New Insights Fund - Institutional Class | 794 | 640 |
| Fidelity® Variable Insurance Products: | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 18,506 | 36,200 |
| Fidelity® VIP Growth Portfolio - Initial Class | 8,082 | 20,431 |
| Fidelity® VIP High Income Portfolio - Initial Class | 3,457 | 2,069 |
| Fidelity® VIP Overseas Portfolio - Initial Class | 3,149 | 6,365 |
| Fidelity® Variable Insurance Products II: | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 61,602 | 114,902 |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 13,955 | 9,404 |
| Fidelity® Variable Insurance Products III: | | |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | 3,966 | 3,352 |
| Fidelity® Variable Insurance Products V: | | |
| Fidelity® VIP Asset Manager Portfolio - Initial Class | 2,614 | 3,108 |
| Franklin Mutual Series Fund Inc.: | | |
| Franklin Mutual Global Discovery Fund - Class R | 547 | 535 |
| Franklin Strategic Series: | | |
| Franklin Biotechnology Discovery Fund - Advisor Class | 92 | — |
| Franklin Natural Resources Fund - Advisor Class | 4 | — |
| Franklin Small-Mid Cap Growth Fund - Class A | 90 | 514 |
| Franklin Templeton Variable Insurance Products Trust: | | |
| Franklin Small Cap Value VIP Fund - Class 2 | 16,215 | 17,595 |
| Goldman Sachs Trust: | | |
| Goldman Sachs Growth Opportunities Fund - Class IR Shares | 3 | — |
| Growth Fund of America®: | | |
| Growth Fund of America® - Class R-3 | 3,190 | 2,301 |
| Growth Fund of America® - Class R-4 | 43,897 | 26,368 |
| Hartford Mutual Funds, Inc.: | | |
| The Hartford Capital Appreciation Fund - Class R4 | — | — |
| The Hartford Dividend And Growth Fund - Class R4 | 2 | 1 |
| Income Fund of America®: | | |
| Income Fund of America® - Class R-3 | 726 | 608 |
| Ivy Funds: | | |
| Ivy Science and Technology Fund - Class Y | 30 | — |
| Janus Aspen Series: | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 9 | 21 |
| Janus Aspen Series Enterprise Portfolio - Institutional Shares | 42 | 100 |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 4 | 3 |
| Janus Aspen Series Global Research Portfolio - Institutional Shares | 9 | 78 |
| Janus Aspen Series Janus Portfolio - Institutional Shares | 9 | 9 |
| JPMorgan Trust II: | | |
| JPMorgan Equity Income Fund - Select Class Shares | 66 | — |
| JPMorgan Government Bond Fund - Select Class Shares | 362 | 177 |
| Lazard Funds, Inc.: | | |
| Lazard Emerging Markets Equity Portfolio - Open Shares | — | — |
| Lazard U.S. Mid Cap Equity Portfolio - Open Shares | 914 | 1,109 |
| Legg Mason Partners Equity Trust: | | |
| ClearBridge Aggressive Growth Fund - Class I | 125 | 30 |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |
| LKCM Funds: | | |
| LKCM Aquinas Growth Fund | $ 100 | $ 93 |
| Loomis Sayles Funds I: | | |
| Loomis Sayles Small Cap Value Fund - Retail Class | 3,004 | 3,186 |
| Loomis Sayles Funds II: | | |
| Loomis Sayles Limited Term Government and Agency Fund - Class Y | 711 | 336 |
| Loomis Sayles Value Fund - Class Y | — | — |
| Lord Abbett Developing Growth Fund, Inc.: | | |
| Lord Abbett Developing Growth Fund - Class A | 92 | 40 |
| Lord Abbett Investment Trust: | | |
| Lord Abbett Core Fixed Income Fund - Class A | 1,226 | 16 |
| Lord Abbett Mid Cap Stock Fund, Inc.: | | |
| Lord Abbett Mid Cap Stock Fund - Class A | 99 | 57 |
| Lord Abbett Research Fund, Inc.: | | |
| Lord Abbett Small Cap Value Fund - Class A | 391 | 318 |
| Lord Abbett Securities Trust: | | |
| Lord Abbett Fundamental Equity Fund - Class A | 90 | 61 |
| Lord Abbett Series Fund, Inc.: | | |
| Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC | 2,672 | 13,648 |
| MainStay Funds: | | |
| MainStay Large Cap Growth Fund - Class R3 | 8 | 643 |
| Massachusetts Investors Growth Stock Fund: | | |
| Massachusetts Investors Growth Stock Fund - Class A | 97 | 84 |
| Metropolitan West Funds: | | |
| Metropolitan West Total Return Bond Fund - Class M Shares | 7,499 | 564 |
| MFS® Series Trust l: | | |
| MFS® New Discovery Fund - Class R3 | 1 | — |
| MFS® Series Trust X: | | |
| MFS® International Value Fund - Class R3 | 14 | — |
| Neuberger Berman Equity Funds®: | | |
| Neuberger Berman Genesis Fund - Trust Class | 414 | 117 |
| Neuberger Berman Socially Responsive Fund - Trust Class | 3,022 | 3,416 |
| New Perspective Fund®: | | |
| New Perspective Fund® - Class R-3 | 423 | 653 |
| New Perspective Fund® - Class R-4 | 18,735 | 7,667 |
| New World Fund, Inc.: | | |
| American Funds New World Fund® - Class R-4 | 31 | 1 |
| Nuveen Investment Funds, Inc.: | | |
| Nuveen Global Infrastructure Fund - Class I | 1,784 | 495 |
| Nuveen U.S. Infrastructure Income Fund - Class I | 276 | 73 |
| Oppenheimer Capital Appreciation Fund: | | |
| Oppenheimer Capital Appreciation Fund - Class A | 17 | 18 |
| Oppenheimer Developing Markets Fund: | | |
| Oppenheimer Developing Markets Fund - Class A | 14,292 | 27,461 |
| Oppenheimer Developing Markets Fund - Class Y | 5,497 | 3,176 |
| Oppenheimer Gold & Special Minerals Fund: | | |
| Oppenheimer Gold & Special Minerals Fund - Class A | 11 | — |
| Oppenheimer International Bond Fund: | | |
| Oppenheimer International Bond Fund - Class A | 33 | 116 |

|  | Purchases | Sales |
|---|---|---|
|  | *(Dollars in thousands)* | |
| Oppenheimer International Growth Fund: | | |
| Oppenheimer International Growth Fund - Class Y | $ 10 | $ — |
| Oppenheimer International Small Company Fund: | | |
| Oppenheimer International Small Company Fund - Class Y | 12 | — |
| Oppenheimer Variable Account Funds: | | |
| Oppenheimer Discovery Mid Cap Growth Fund/VA | 125 | 145 |
| Oppenheimer Global Fund/VA | 14 | 47 |
| Oppenheimer Global Strategic Income Fund/VA | 6 | 5 |
| Oppenheimer Main Street Fund®/VA | 3 | 12 |
| Oppenheimer Main Street Small Cap Fund®/VA | 9,017 | 3,287 |
| Parnassus Funds: | | |
| Parnassus Small Cap Fund[SM] | — | — |
| Parnassus Income Funds: | | |
| Parnassus Core Equity Fund[SM] - Investor Shares | 9,201 | 561 |
| Pax World Funds Series Trust I: | | |
| Pax World Balanced Fund - Individual Investor Class | 6,814 | 10,142 |
| PIMCO Funds: | | |
| PIMCO CommodityRealReturn Strategy Fund® - Administrative Class | 16 | — |
| PIMCO Variable Insurance Trust: | | |
| PIMCO Real Return Portfolio - Administrative Class | 7,805 | 31,961 |
| Pioneer Equity Income Fund: | | |
| Pioneer Equity Income Fund - Class Y Shares | 4,633 | 738 |
| Pioneer High Yield Fund: | | |
| Pioneer High Yield Fund - Class A Shares | 897 | 657 |
| Pioneer Strategic Income Fund: | | |
| Pioneer Strategic Income Fund - Class A Shares | 376 | 369 |
| Pioneer Variable Contracts Trust: | | |
| Pioneer Emerging Markets VCT Portfolio - Class I | 1,268 | 2,183 |
| Pioneer Equity Income VCT Portfolio - Class I | 9 | — |
| Pioneer High Yield VCT Portfolio - Class I Shares | 5,367 | 10,998 |
| Prudential Sector Funds, Inc.: | | |
| Prudential Jennison Utility Fund - Class Z | 25 | — |
| RiverSource® Investment Series, Inc.: | | |
| Columbia Diversified Equity Income Fund - Class K Shares | 2,619 | 1,361 |
| Columbia Diversified Equity Income Fund - Class R4 Shares | 20 | 29 |
| Royce Fund: | | |
| Royce Total Return Fund - K Class | — | — |
| SmallCap World Fund®, Inc.: | | |
| SMALLCAP World Fund® - Class R-4 | 3,192 | 2,560 |
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 230 | 87 |
| T. Rowe Price Value Fund, Inc.: | | |
| T. Rowe Price Value Fund - Advisor Class | 95 | 60 |
| Templeton Funds, Inc.: | | |
| Templeton Foreign Fund - Class A | 365 | 293 |
| Templeton Income Trust: | | |
| Templeton Global Bond Fund - Advisor Class | 6,368 | 6,162 |
| Templeton Global Bond Fund - Class A | 18,297 | 29,818 |
| Third Avenue Trust: | | |
| Third Avenue Real Estate Value Fund - Institutional Class | 4 | — |

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| Thornburg Investment Trust: | | |
| Thornburg International Value Fund - Class R4 | $ 10 | $ 4 |
| USAA Investment Trust: | | |
| USAA Precious Metals and Minerals Fund - Adviser Shares | 9,117 | 5,094 |
| Vanguard® Variable Insurance Fund: | | |
| Diversified Value Portfolio | 10 | 5 |
| Equity Income Portfolio | 31 | 34 |
| Small Company Growth Portfolio | 5 | 2 |
| Victory Portfolios: | | |
| Victory Integrity Small-Cap Value Fund - Class Y Shares | 5 | — |
| Victory Small Company Opportunity Fund - Class R | 6 | — |
| Voya Balanced Portfolio, Inc.: | | |
| Voya Balanced Portfolio - Class I | 7,455 | 38,661 |
| Voya Equity Trust: | | |
| Voya Growth Opportunities Fund - Class A | 27 | 33 |
| Voya Large Cap Value Fund - Class A | — | — |
| Voya Real Estate Fund - Class A | 261 | 524 |
| Voya Funds Trust: | | |
| Voya GNMA Income Fund - Class A | 733 | 1,122 |
| Voya Intermediate Bond Fund - Class A | 621 | 918 |
| Voya Intermediate Bond Portfolio: | | |
| Voya Intermediate Bond Portfolio - Class I | 30,342 | 38,593 |
| Voya Intermediate Bond Portfolio - Class S | 68 | 114 |
| Voya Investors Trust: | | |
| Voya Global Perspectives Portfolio - Class I | 993 | 68 |
| Voya Global Resources Portfolio - Adviser Class | 1 | 2 |
| Voya Global Resources Portfolio - Institutional Class | — | — |
| Voya Global Resources Portfolio - Service Class | 8,431 | 11,696 |
| Voya High Yield Portfolio - Adviser Class | 7 | 7 |
| Voya High Yield Portfolio - Institutional Class | 7,615 | 5,896 |
| Voya High Yield Portfolio - Service Class | 4,761 | 6,231 |
| Voya Large Cap Growth Portfolio - Adviser Class | 36 | 22 |
| Voya Large Cap Growth Portfolio - Institutional Class | 187,477 | 30,431 |
| Voya Large Cap Growth Portfolio - Service Class | 40,092 | 37,562 |
| Voya Large Cap Value Portfolio - Adviser Class | 2 | 9 |
| Voya Large Cap Value Portfolio - Institutional Class | 66,753 | 44,824 |
| Voya Large Cap Value Portfolio - Service Class | 52,468 | 52,035 |
| Voya Limited Maturity Bond Portfolio - Adviser Class | 1 | — |
| Voya Multi-Manager Large Cap Core Portfolio - Institutional Class | 3,061 | 11,115 |
| Voya Multi-Manager Large Cap Core Portfolio - Service Class | 77 | 53 |
| Voya U.S. Stock Index Portfolio - Institutional Class | 6,593 | 1,454 |
| VY® BlackRock Health Sciences Opportunities Portfolio - Service Class | 19,763 | 42,669 |
| VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | 8 | 31 |
| VY® BlackRock Large Cap Growth Portfolio - Institutional Class | 22,341 | 110,288 |
| VY® BlackRock Large Cap Growth Portfolio - Service Class | 254 | 508 |
| VY® BlackRock Large Cap Growth Portfolio - Service 2 Class | 69 | 366 |
| VY® Clarion Global Real Estate Portfolio - Adviser Class | 3 | 2 |
| VY® Clarion Global Real Estate Portfolio - Institutional Class | 11,062 | 11,281 |
| VY® Clarion Real Estate Portfolio - Adviser Class | 17 | 14 |
| VY® Clarion Real Estate Portfolio - Institutional Class | 380 | 427 |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |
| Voya Investors Trust (continued): | | |
| VY® Clarion Real Estate Portfolio - Service Class | $ 7,263 | $ 5,696 |
| VY® FMR Diversified Mid Cap Portfolio - Institutional Class | 9,654 | 5,230 |
| VY® FMR Diversified Mid Cap Portfolio - Service Class | 10,834 | 9,772 |
| VY® FMR Diversified Mid Cap Portfolio - Service 2 Class | 6 | — |
| VY® Invesco Growth and Income Portfolio - Institutional Class | 11,229 | 1,355 |
| VY® Invesco Growth and Income Portfolio - Service Class | 4,228 | 3,734 |
| VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 197 | 111 |
| VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 4,600 | 4,035 |
| VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | 4,970 | 3,292 |
| VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | 5 | 2 |
| VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class | 9,033 | 1,895 |
| VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | 6,158 | 2,046 |
| VY® Marsico Growth Portfolio - Institutional Class | 5,439 | 15,235 |
| VY® Marsico Growth Portfolio - Service Class | 31 | 104 |
| VY® MFS Total Return Portfolio - Adviser Class | 196 | 1,120 |
| VY® MFS Total Return Portfolio - Institutional Class | 12,670 | 68,656 |
| VY® MFS Total Return Portfolio - Service Class | 5,293 | 31,082 |
| VY® MFS Utilities Portfolio - Service Class | 21,018 | 63,975 |
| VY® Morgan Stanley Global Franchise Portfolio - Adviser Class | 6 | 11 |
| VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | 73 | 23 |
| VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class | 37,925 | 9,227 |
| VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | 85,983 | 20,312 |
| VY® T. Rowe Price Equity Income Portfolio - Adviser Class | 184 | 415 |
| VY® T. Rowe Price Equity Income Portfolio - Service Class | 17,070 | 15,667 |
| VY® T. Rowe Price International Stock Portfolio - Adviser Class | 5 | 5 |
| VY® T. Rowe Price International Stock Portfolio - Service Class | 945 | 979 |
| VY® Templeton Global Growth Portfolio - Institutional Class | 127 | 101 |
| VY® Templeton Global Growth Portfolio - Service Class | 1,810 | 1,887 |
| Voya Money Market Portfolio: | | |
| Voya Money Market Portfolio - Class I | 37,289 | 82,416 |
| Voya Mutual Funds: | | |
| Voya Global Real Estate Fund - Class A | 23 | 21 |
| Voya Multi-Manager International Small Cap Fund - Class A | 75 | 222 |
| Voya Partners, Inc.: | | |
| Voya Aggregate Bond Portfolio - Adviser Class | 81 | 246 |
| Voya Aggregate Bond Portfolio - Initial Class | 1,476 | 187 |
| Voya Aggregate Bond Portfolio - Service Class | 7,979 | 45,378 |
| Voya Global Bond Portfolio - Adviser Class | 23 | 75 |
| Voya Global Bond Portfolio - Initial Class | 4,715 | 21,840 |
| Voya Global Bond Portfolio - Service Class | 162 | 181 |
| Voya Index Solution 2015 Portfolio - Initial Class | 528 | 451 |
| Voya Index Solution 2015 Portfolio - Service Class | 1,288 | 569 |
| Voya Index Solution 2015 Portfolio - Service 2 Class | 379 | 309 |
| Voya Index Solution 2025 Portfolio - Initial Class | 1,548 | 171 |
| Voya Index Solution 2025 Portfolio - Service Class | 1,483 | 166 |
| Voya Index Solution 2025 Portfolio - Service 2 Class | 898 | 264 |
| Voya Index Solution 2035 Portfolio - Initial Class | 1,080 | 57 |
| Voya Index Solution 2035 Portfolio - Service Class | 1,193 | 67 |
| Voya Index Solution 2035 Portfolio - Service 2 Class | 656 | 194 |

| | Purchases | Sales |
|---|---:|---:|
| | *(Dollars in thousands)* | |
| Voya Partners, Inc. (continued): | | |
| Voya Index Solution 2045 Portfolio - Initial Class | $ 1,472 | $ 75 |
| Voya Index Solution 2045 Portfolio - Service Class | 476 | 43 |
| Voya Index Solution 2045 Portfolio - Service 2 Class | 584 | 155 |
| Voya Index Solution 2055 Portfolio - Initial Class | 290 | 21 |
| Voya Index Solution 2055 Portfolio - Service Class | 431 | 221 |
| Voya Index Solution 2055 Portfolio - Service 2 Class | 154 | 4 |
| Voya Index Solution Income Portfolio - Initial Class | 540 | 76 |
| Voya Index Solution Income Portfolio - Service Class | 285 | 5 |
| Voya Index Solution Income Portfolio - Service 2 Class | 51 | 17 |
| Voya Solution 2015 Portfolio - Adviser Class | 27 | 64 |
| Voya Solution 2015 Portfolio - Initial Class | 1,467 | 241 |
| Voya Solution 2015 Portfolio - Service Class | 9,455 | 10,716 |
| Voya Solution 2015 Portfolio - Service 2 Class | 898 | 3,147 |
| Voya Solution 2025 Portfolio - Adviser Class | 42 | 50 |
| Voya Solution 2025 Portfolio - Initial Class | 2,060 | 1,282 |
| Voya Solution 2025 Portfolio - Service Class | 23,321 | 10,005 |
| Voya Solution 2025 Portfolio - Service 2 Class | 3,040 | 2,659 |
| Voya Solution 2035 Portfolio - Adviser Class | 20 | 45 |
| Voya Solution 2035 Portfolio - Initial Class | 1,315 | 301 |
| Voya Solution 2035 Portfolio - Service Class | 26,879 | 6,893 |
| Voya Solution 2035 Portfolio - Service 2 Class | 2,958 | 2,347 |
| Voya Solution 2045 Portfolio - Adviser Class | 14 | — |
| Voya Solution 2045 Portfolio - Initial Class | 469 | 178 |
| Voya Solution 2045 Portfolio - Service Class | 21,040 | 7,829 |
| Voya Solution 2045 Portfolio - Service 2 Class | 2,252 | 1,990 |
| Voya Solution 2055 Portfolio - Initial Class | 637 | 17 |
| Voya Solution 2055 Portfolio - Service Class | 4,643 | 1,193 |
| Voya Solution 2055 Portfolio - Service 2 Class | 555 | 326 |
| Voya Solution Balanced Portfolio - Service Class | 1,356 | 494 |
| Voya Solution Income Portfolio - Adviser Class | 5 | 26 |
| Voya Solution Income Portfolio - Initial Class | 2,583 | 1,949 |
| Voya Solution Income Portfolio - Service Class | 4,695 | 2,550 |
| Voya Solution Income Portfolio - Service 2 Class | 178 | 403 |
| Voya Solution Moderately Conservative Portfolio - Service Class | 2,267 | 894 |
| VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | 50 | 28 |
| VY® American Century Small-Mid Cap Value Portfolio - Initial Class | 6,612 | 5,955 |
| VY® American Century Small-Mid Cap Value Portfolio - Service Class | 13,966 | 8,782 |
| VY® Baron Growth Portfolio - Adviser Class | 23 | 186 |
| VY® Baron Growth Portfolio - Service Class | 8,517 | 23,322 |
| VY® Columbia Contrarian Core Portfolio - Service Class | 2,717 | 1,988 |
| VY® Columbia Small Cap Value II Portfolio - Adviser Class | 1 | 26 |
| VY® Columbia Small Cap Value II Portfolio - Service Class | 572 | 1,288 |
| VY® Fidelity® VIP Mid Cap Portfolio - Service Class | 492 | 800 |
| VY® Invesco Comstock Portfolio - Adviser Class | 68 | 66 |
| VY® Invesco Comstock Portfolio - Service Class | 9,266 | 7,854 |
| VY® Invesco Equity and Income Portfolio - Adviser Class | 1,136 | 290 |
| VY® Invesco Equity and Income Portfolio - Initial Class | 111,313 | 31,471 |
| VY® Invesco Equity and Income Portfolio - Service Class | 28,889 | 25,057 |
| VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | 33 | 18 |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |
| Voya Partners, Inc. (continued): | | |
| VY® JPMorgan Mid Cap Value Portfolio - Initial Class | $ 2,091 | $ 539 |
| VY® JPMorgan Mid Cap Value Portfolio - Service Class | 10,292 | 6,665 |
| VY® Oppenheimer Global Portfolio - Adviser Class | 32 | 81 |
| VY® Oppenheimer Global Portfolio - Initial Class | 19,339 | 63,001 |
| VY® Oppenheimer Global Portfolio - Service Class | 162 | 120 |
| VY® Pioneer High Yield Portfolio - Initial Class | 16,078 | 5,819 |
| VY® Pioneer High Yield Portfolio - Service Class | 214 | 88 |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 30 | 47 |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 32,264 | 37,750 |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 292 | 124 |
| VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | 133 | 220 |
| VY® T. Rowe Price Growth Equity Portfolio - Initial Class | 39,469 | 32,884 |
| VY® T. Rowe Price Growth Equity Portfolio - Service Class | 779 | 575 |
| VY® Templeton Foreign Equity Portfolio - Adviser Class | 26 | 110 |
| VY® Templeton Foreign Equity Portfolio - Initial Class | 7,155 | 12,329 |
| VY® Templeton Foreign Equity Portfolio - Service Class | 46 | 49 |
| Voya Series Fund, Inc.: | | |
| Voya Core Equity Research Fund - Class A | 52 | 41 |
| Voya Strategic Allocation Portfolios, Inc.: | | |
| Voya Strategic Allocation Conservative Portfolio - Class I | 7,020 | 7,827 |
| Voya Strategic Allocation Growth Portfolio - Class I | 4,922 | 8,677 |
| Voya Strategic Allocation Moderate Portfolio - Class I | 6,777 | 8,133 |
| Voya Variable Funds: | | |
| Voya Growth and Income Portfolio - Class A | 244 | 193 |
| Voya Growth and Income Portfolio - Class I | 178,646 | 162,251 |
| Voya Growth and Income Portfolio - Class S | 139 | 58 |
| Voya Variable Portfolios, Inc.: | | |
| Voya Index Plus LargeCap Portfolio - Class I | 13,721 | 28,484 |
| Voya Index Plus LargeCap Portfolio - Class S | 8 | 62 |
| Voya Index Plus MidCap Portfolio - Class I | 23,867 | 38,707 |
| Voya Index Plus MidCap Portfolio - Class S | 32 | 195 |
| Voya Index Plus SmallCap Portfolio - Class I | 5,717 | 17,634 |
| Voya Index Plus SmallCap Portfolio - Class S | 33 | 6 |
| Voya International Index Portfolio - Class I | 5,079 | 2,949 |
| Voya International Index Portfolio - Class S | 1 | — |
| Voya Russell™ Large Cap Growth Index Portfolio - Class I | 7,300 | 2,538 |
| Voya Russell™ Large Cap Growth Index Portfolio - Class S | 89 | 111 |
| Voya Russell™ Large Cap Index Portfolio - Class I | 12,361 | 2,371 |
| Voya Russell™ Large Cap Index Portfolio - Class S | 190 | 42 |
| Voya Russell™ Large Cap Value Index Portfolio - Class I | 62 | 62 |
| Voya Russell™ Large Cap Value Index Portfolio - Class S | 3,363 | 1,797 |
| Voya Russell™ Mid Cap Growth Index Portfolio - Class S | 1,998 | 1,324 |
| Voya Russell™ Mid Cap Index Portfolio - Class I | 18,163 | 3,752 |
| Voya Russell™ Small Cap Index Portfolio - Class I | 8,720 | 2,290 |
| Voya Small Company Portfolio - Class I | 20,507 | 17,297 |
| Voya Small Company Portfolio - Class S | 55 | 38 |
| Voya U.S. Bond Index Portfolio - Class I | 4,092 | 1,427 |
| Voya Variable Products Trust: | | |
| Voya International Value Portfolio - Class I | 3,868 | 9,642 |

|  | Purchases | Sales |
|---|---|---|
|  | *(Dollars in thousands)* | |
| Voya Variable Products Trust(continued): | | |
| Voya International Value Portfolio - Class S | $ 12 | $ 75 |
| Voya MidCap Opportunities Portfolio - Class A | 1 | 2 |
| Voya MidCap Opportunities Portfolio - Class I | 42,275 | 15,527 |
| Voya MidCap Opportunities Portfolio - Class S | 352 | 255 |
| Voya SmallCap Opportunities Portfolio - Class I | 8,769 | 6,636 |
| Voya SmallCap Opportunities Portfolio - Class S | 45 | 10 |
| Wanger Advisors Trust: | | |
| Wanger International | 12,602 | 4,779 |
| Wanger Select | 10,582 | 26,278 |
| Wanger USA | 12,396 | 11,425 |
| Washington Mutual Investors Fund[SM]: | | |
| Washington Mutual Investors Fund[SM] - Class R-3 | 1,055 | 1,124 |
| Washington Mutual Investors Fund[SM] - Class R-4 | 18,030 | 8,822 |
| Wells Fargo Funds Trust: | | |
| Wells Fargo Advantage Small Cap Value Fund - Class A | 58 | 50 |
| Wells Fargo Advantage Special Small Cap Value Fund - Class A | 23,298 | 12,477 |

## 7. Changes in Units

The changes in units outstanding were as follows:

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| AIM Counselor Series Trust: | | | | | | |
| Invesco Floating Rate Fund - Class R5 | 3,590 | 397 | 3,193 | — | — | — |
| AIM Growth Series: | | | | | | |
| Invesco Mid Cap Core Equity Fund - Class A | 61,826 | 97,560 | (35,734) | 83,840 | 151,512 | (67,672) |
| Invesco Small Cap Growth Fund - Class A | 2,298 | 289 | 2,009 | 318 | 226 | 92 |
| AIM International Mutual Funds: | | | | | | |
| Invesco International Growth Fund - Class R5 | 18,800 | 2,737 | 16,063 | 16,490 | 1,530 | 14,960 |
| AIM Investment Funds: | | | | | | |
| Invesco Endeavor Fund - Class A | 150 | 985 | (835) | 2,069 | 1,153 | 916 |
| Invesco Global Health Care Fund - Investor Class | 4,387 | 4,194 | 193 | 2,564 | 2,154 | 410 |
| AIM Investment Securities Funds: | | | | | | |
| Invesco High Yield Fund - Class R5 | 3,582 | — | 3,582 | — | — | — |
| AIM Sector Funds: | | | | | | |
| Invesco American Value Fund - Class R5 | 24,670 | 3,396 | 21,274 | — | — | — |
| Invesco Energy Fund - Class R5 | 59 | — | 59 | — | — | — |
| Invesco Small Cap Value Fund - Class A | 10,396 | 7,347 | 3,049 | 10,130 | 5,717 | 4,413 |
| AIM Variable Insurance Funds: | | | | | | |
| Invesco V.I. American Franchise Fund - Series I Shares | 2,273,655 | 2,285,773 | (12,118) | 1,729,947 | 1,734,198 | (4,251) |
| Invesco V.I. Core Equity Fund - Series I Shares | 1,021,584 | 1,235,507 | (213,923) | 381,722 | 670,658 | (288,936) |
| Alger Funds: | | | | | | |
| Alger Capital Appreciation Fund - Class A | 56,679 | 31,640 | 25,039 | 4,512 | 1,163 | 3,349 |
| Alger Funds II: | | | | | | |
| Alger Green Fund - Class A | 69,630 | 97,999 | (28,369) | 137,089 | 62,806 | 74,283 |
| AllianceBernstein Growth and Income Fund, Inc.: | | | | | | |
| AllianceBernstein Growth and Income Fund - Class A | 1,139 | 909 | 230 | 1,281 | 6,157 | (4,876) |
| AllianceBernstein Variable Products Series Fund, Inc.: | | | | | | |
| AllianceBernstein Growth and Income Portfolio - Class A | 8,091 | 22,880 | (14,789) | 11,302 | 9,054 | 2,248 |
| Allianz Funds: | | | | | | |
| AllianzGI NFJ Dividend Value Fund - Class A | 403 | 696 | (293) | 566 | 1,378 | (812) |

|  | Year ended December 31 | | | | | |
|  | 2014 | | | 2013 | | |
|  | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| Allianz Funds (continued: |  |  |  |  |  |  |
| AllianzGI NFJ Large-Cap Value Fund - Institutional Class | — | — | — | 58 | 1,867 | (1,809) |
| AllianzGI NFJ Small-Cap Value Fund - Class A | 8,537 | 10,283 | (1,746) | 11,781 | 9,408 | 2,373 |
| Amana Mutual Funds Trust: |  |  |  |  |  |  |
| Amana Growth Fund - Investor Class | 517,473 | 683,467 | (165,994) | 654,147 | 896,989 | (242,842) |
| Amana Income Fund - Investor Class | 804,236 | 1,003,614 | (199,378) | 1,203,871 | 868,633 | 335,238 |
| American Balanced Fund®, Inc.: |  |  |  |  |  |  |
| American Balanced Fund® - Class R-3 | 77,927 | 110,300 | (32,373) | 203,036 | 183,185 | 19,851 |
| American Beacon Funds: |  |  |  |  |  |  |
| American Beacon Small Cap Value Fund - Investor Class | 8,564 | 2,575 | 5,989 | — | — | — |
| American Century Government Income Trust: |  |  |  |  |  |  |
| American Century Investments® Inflation-Adjusted Bond Fund - Investor Class | 609,577 | 968,978 | (359,401) | 902,333 | 2,269,235 | (1,366,902) |
| American Century Quantitative Equity Funds, Inc.: |  |  |  |  |  |  |
| American Century Investments® Income & Growth Fund - A Class | 182,599 | 170,673 | 11,926 | 225,681 | 153,680 | 72,001 |
| American Funds Fundamental Investors[SM]: |  |  |  |  |  |  |
| Fundamental Investors[SM] - Class R-3 | 105,939 | 100,760 | 5,179 | 108,599 | 81,542 | 27,057 |
| Fundamental Investors[SM] - Class R-4 | 1,467,112 | 640,796 | 826,316 | 1,095,577 | 903,222 | 192,355 |
| American Mutual Fund®: |  |  |  |  |  |  |
| American Funds American Mutual Fund® - Class R-4 | 116,889 | 48,519 | 68,370 | 57,093 | 3,346 | 53,747 |
| Ariel Investment Trust: |  |  |  |  |  |  |
| Ariel Appreciation Fund - Investor Class | 15,551 | 19,831 | (4,280) | 8,813 | 33,289 | (24,476) |
| Ariel Fund - Investor Class | 334,428 | 315,240 | 19,188 | 649,175 | 336,975 | 312,200 |
| Artisan Funds, Inc.: |  |  |  |  |  |  |
| Artisan International Fund - Investor Shares | 500,588 | 238,867 | 261,721 | 594,877 | 247,761 | 347,116 |
| Aston Funds: |  |  |  |  |  |  |
| Aston/Fairpointe Mid Cap Fund - Class N | 1,253,942 | 642,464 | 611,478 | 1,562,486 | 351,095 | 1,211,391 |
| BlackRock Equity Dividend Fund: |  |  |  |  |  |  |
| BlackRock Equity Dividend Fund - Investor A Shares | 36,295 | 28,711 | 7,584 | 68,384 | 58,257 | 10,127 |
| BlackRock Mid Cap Value Opportunities Series, Inc.: |  |  |  |  |  |  |
| BlackRock Mid Cap Value Opportunities Fund - Institutional Shares | 2,050 | — | 2,050 | — | — | — |
| BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | 229,160 | 236,337 | (7,177) | 464,773 | 325,192 | 139,581 |

| | Year ended December 31 | | | | | |
| | **2014** | | | **2013** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| Bond Fund of America<sup>SM</sup>: | | | | | | |
| Bond Fund of America<sup>SM</sup> - Class R-4 | 205,111 | 234,254 | (29,143) | 237,156 | 360,575 | (123,419) |
| Calvert Variable Series, Inc.: | | | | | | |
| Calvert VP SRI Balanced Portfolio | 271,437 | 408,239 | (136,802) | 279,444 | 335,888 | (56,444) |
| Capital World Growth & Income Fund<sup>SM</sup>: | | | | | | |
| Capital World Growth & Income Fund<sup>SM</sup> - Class R-3 | 13,931 | 10,378 | 3,553 | 19,891 | 17,262 | 2,629 |
| Cohen & Steers Realty Shares, Inc.: | | | | | | |
| Cohen & Steers Realty Shares, Inc. | 373,166 | 124,771 | 248,395 | 233,746 | 210,609 | 23,137 |
| Columbia<sup>SM</sup> Acorn® Trust: | | | | | | |
| Columbia<sup>SM</sup> Acorn® Fund - Class A Shares | 2,877 | 3,037 | (160) | 4,132 | 4,527 | (395) |
| Columbia<sup>SM</sup> Acorn® Fund - Class Z Shares | 301 | 1 | 300 | 230 | — | 230 |
| Columbia Funds Series Trust: | | | | | | |
| Columbia Mid Cap Value Fund - Class A Shares | 403,700 | 166,157 | 237,543 | 185,657 | 154,176 | 31,481 |
| Columbia Mid Cap Value Fund - Class Z Shares | — | — | — | 6 | — | 6 |
| CRM Mutual Fund Trust: | | | | | | |
| CRM Mid Cap Value Fund - Investor Shares | 1,959 | 3,855 | (1,896) | 3,412 | 3,141 | 271 |
| Davis Series Inc.: | | | | | | |
| Davis Financial Fund - Class Y | 16 | — | 16 | — | — | — |
| Delaware Group Adviser Funds: | | | | | | |
| Delaware Diversified Income Fund - Class A | 334,963 | 91,754 | 243,209 | 212,092 | 100,036 | 112,056 |
| Delaware Group Equity Funds V: | | | | | | |
| Delaware Small Cap Value Fund - Class A | 60,683 | 14,824 | 45,859 | 10,165 | 1,104 | 9,061 |
| Deutsche Investment Trust: | | | | | | |
| Deutsche Small Cap Growth Fund - Class S | 2,198 | — | 2,198 | — | — | — |
| Dodge & Cox Funds: | | | | | | |
| Dodge & Cox International Stock Fund | 8,823 | 7,736 | 1,087 | 15,434 | 8,743 | 6,691 |
| Dodge & Cox Stock Fund | 11,165 | 3,117 | 8,048 | 7,905 | 3,221 | 4,684 |
| DWS Institutional Funds: | | | | | | |
| Deutsche Equity 500 Index Fund - Class S | 6,247 | 6,751 | (504) | 4,110 | 2,434 | 1,676 |
| Eaton Vance Special Investment Trust: | | | | | | |
| Eaton Vance Large-Cap Value Fund - Class R Shares | 959 | 3,435 | (2,476) | 3,285 | 2,996 | 289 |

242

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| EuroPacific Growth Fund®: | | | | | | |
| EuroPacific Growth Fund® - Class R-3 | 137,446 | 198,666 | (61,220) | 176,986 | 261,553 | (84,567) |
| EuroPacific Growth Fund® - Class R-4 | 2,271,569 | 2,567,432 | (295,863) | 2,933,961 | 3,144,297 | (210,336) |
| Fidelity® Contrafund®: | | | | | | |
| Fidelity Advisor® New Insights Fund - Institutional Class | 57,873 | 47,555 | 10,318 | 29,292 | 22,922 | 6,370 |
| Fidelity® Variable Insurance Products: | | | | | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 4,739,446 | 5,697,917 | (958,471) | 2,021,516 | 3,124,046 | (1,102,530) |
| Fidelity® VIP Growth Portfolio - Initial Class | 1,936,777 | 2,343,497 | (406,720) | 1,653,429 | 2,738,405 | (1,084,976) |
| Fidelity® VIP High Income Portfolio - Initial Class | 324,193 | 270,806 | 53,387 | 306,906 | 400,417 | (93,511) |
| Fidelity® VIP Overseas Portfolio - Initial Class | 291,741 | 488,619 | (196,878) | 449,293 | 509,310 | (60,017) |
| Fidelity® Variable Insurance Products II: | | | | | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 8,504,413 | 10,428,334 | (1,923,921) | 7,664,321 | 9,394,224 | (1,729,903) |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 552,062 | 470,164 | 81,898 | 538,590 | 478,807 | 59,783 |
| Fidelity® Variable Insurance Products III: | | | | | | |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | 204,220 | 210,389 | (6,169) | 211,954 | 221,163 | (9,209) |
| Fidelity® Variable Insurance Products V: | | | | | | |
| Fidelity® VIP Asset Manager Portfolio - Initial Class | 81,565 | 137,289 | (55,724) | 86,980 | 177,762 | (90,782) |
| Franklin Mutual Series Fund Inc.: | | | | | | |
| Franklin Mutual Global Discovery Fund - Class R | 47,969 | 53,384 | (5,415) | 59,779 | 77,653 | (17,874) |
| Franklin Strategic Series: | | | | | | |
| Franklin Biotechnology Discovery Fund - Advisor Class | 6,880 | — | 6,880 | — | — | — |
| Franklin Natural Resources Fund - Advisor Class | 393 | — | 393 | — | — | — |
| Franklin Small-Mid Cap Growth Fund - Class A | 12,882 | 34,663 | (21,781) | 8,720 | 8,968 | (248) |
| Franklin Templeton Variable Insurance Products Trust: | | | | | | |
| Franklin Small Cap Value VIP Fund - Class 2 | 1,578,288 | 1,969,637 | (391,349) | 1,303,466 | 1,462,830 | (159,364) |
| Goldman Sachs Trust: | | | | | | |
| Goldman Sachs Growth Opportunities Fund - Class IR Shares | 255 | — | 255 | — | — | — |
| Growth Fund of America®: | | | | | | |
| Growth Fund of America® - Class R-3 | 275,304 | 300,335 | (25,031) | 347,973 | 375,859 | (27,886) |
| Growth Fund of America® - Class R-4 | 1,947,231 | 2,591,846 | (644,615) | 2,862,204 | 3,697,817 | (835,613) |
| Hartford Mutual Funds, Inc.: | | | | | | |
| The Hartford Capital Appreciation Fund - Class R4 | 2 | — | 2 | 13,538 | 27,338 | (13,800) |

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| Hartford Mutual Funds, Inc. (continued): | | | | | | |
| The Hartford Dividend And Growth Fund - Class R4 | 64 | 28 | 36 | 10,728 | 31,324 | (20,596) |
| Income Fund of America®: | | | | | | |
| Income Fund of America® - Class R-3 | 78,078 | 75,682 | 2,396 | 62,175 | 59,637 | 2,538 |
| Ivy Funds: | | | | | | |
| Ivy Science and Technology Fund - Class Y | 2,814 | — | 2,814 | — | — | — |
| Janus Aspen Series: | | | | | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 73 | 407 | (334) | 305 | 1,450 | (1,145) |
| Janus Aspen Series Enterprise Portfolio - Institutional Shares | 614 | 2,189 | (1,575) | 548 | 3,919 | (3,371) |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 119 | 122 | (3) | 55 | 76 | (21) |
| Janus Aspen Series Global Research Portfolio - Institutional Shares | 429 | 2,613 | (2,184) | 406 | 806 | (400) |
| Janus Aspen Series Janus Portfolio - Institutional Shares | 194 | 355 | (161) | 69 | 559 | (490) |
| JPMorgan Trust II: | | | | | | |
| JPMorgan Equity Income Fund - Select Class Shares | 6,148 | 2 | 6,146 | — | — | — |
| JPMorgan Government Bond Fund - Select Class Shares | 35,333 | 18,132 | 17,201 | 55,398 | 31,099 | 24,299 |
| Lazard Funds, Inc.: | | | | | | |
| Lazard Emerging Markets Equity Portfolio - Open Shares | 5 | 2 | 3 | 1 | — | 1 |
| Lazard U.S. Mid Cap Equity Portfolio - Open Shares | 89,475 | 106,101 | (16,626) | 60,833 | 292,959 | (232,126) |
| Legg Mason Partners Equity Trust: | | | | | | |
| ClearBridge Aggressive Growth Fund - Class I | 11,423 | 2,710 | 8,713 | — | — | — |
| LKCM Funds: | | | | | | |
| LKCM Aquinas Growth Fund | 2,389 | 7,026 | (4,637) | 3,665 | 4,567 | (902) |
| Loomis Sayles Funds I: | | | | | | |
| Loomis Sayles Small Cap Value Fund - Retail Class | 135,003 | 243,495 | (108,492) | 253,102 | 169,689 | 83,413 |
| Loomis Sayles Funds II: | | | | | | |
| Loomis Sayles Limited Term Government and Agency Fund - Class Y | 77,688 | 40,421 | 37,267 | — | — | — |
| Loomis Sayles Value Fund - Class Y | 15 | — | 15 | — | — | — |
| Lord Abbett Developing Growth Fund, Inc.: | | | | | | |
| Lord Abbett Developing Growth Fund - Class A | 6,841 | 6,523 | 318 | 8,023 | 3,310 | 4,713 |
| Lord Abbett Investment Trust: | | | | | | |
| Lord Abbett Core Fixed Income Fund - Class A | 107,585 | 1,858 | 105,727 | 6,265 | 7,382 | (1,117) |

| | Year ended December 31 | | | | | |
| | **2014** | | | **2013** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| Lord Abbett Mid Cap Stock Fund, Inc.: | | | | | | |
| Lord Abbett Mid Cap Stock Fund - Class A | 5,779 | 3,391 | 2,388 | 12,129 | 25,285 | (13,156) |
| Lord Abbett Research Fund, Inc.: | | | | | | |
| Lord Abbett Small Cap Value Fund - Class A | 11,666 | 20,089 | (8,423) | 42,451 | 47,371 | (4,920) |
| Lord Abbett Securities Trust: | | | | | | |
| Lord Abbett Fundamental Equity Fund - Class A | 3,375 | 4,144 | (769) | 5,550 | 2,667 | 2,883 |
| Lord Abbett Series Fund, Inc.: | | | | | | |
| Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC | 947,908 | 1,444,081 | (496,173) | 1,291,278 | 2,174,896 | (883,618) |
| MainStay Funds: | | | | | | |
| MainStay Large Cap Growth Fund - Class R3 | 349 | 33,956 | (33,607) | 4,351 | 1,205 | 3,146 |
| Massachusetts Investors Growth Stock Fund: | | | | | | |
| Massachusetts Investors Growth Stock Fund - Class A | 5,465 | 5,925 | (460) | 12,232 | 27,089 | (14,857) |
| Metropolitan West Funds: | | | | | | |
| Metropolitan West Total Return Bond Fund - Class M Shares | 800,259 | 119,151 | 681,108 | 374,933 | 16,444 | 358,489 |
| MFS® Series Trust l: | | | | | | |
| MFS® New Discovery Fund - Class R3 | 77 | — | 77 | — | — | — |
| MFS® Series Trust X: | | | | | | |
| MFS® International Value Fund - Class R3 | 1,360 | — | 1,360 | — | — | — |
| Neuberger Berman Equity Funds®: | | | | | | |
| Neuberger Berman Genesis Fund - Trust Class | 22,553 | 6,799 | 15,754 | 10,586 | 6,789 | 3,797 |
| Neuberger Berman Socially Responsive Fund - Trust Class | 149,371 | 292,937 | (143,566) | 463,321 | 312,026 | 151,295 |
| New Perspective Fund®: | | | | | | |
| New Perspective Fund® - Class R-3 | 41,053 | 56,424 | (15,371) | 47,372 | 59,452 | (12,080) |
| New Perspective Fund® - Class R-4 | 953,736 | 767,474 | 186,262 | 1,143,245 | 952,810 | 190,435 |
| New World Fund, Inc.: | | | | | | |
| American Funds New World Fund® - Class R-4 | 2,923 | 107 | 2,816 | — | — | — |
| Nuveen Investment Funds, Inc.: | | | | | | |
| Nuveen Global Infrastructure Fund - Class I | 166,321 | 51,773 | 114,548 | — | — | — |
| Nuveen U.S. Infrastructure Income Fund - Class I | 13,171 | 3,309 | 9,862 | — | — | — |
| Oppenheimer Capital Appreciation Fund: | | | | | | |
| Oppenheimer Capital Appreciation Fund - Class A | 156 | 1,088 | (932) | 1,018 | 38,472 | (37,454) |

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| Oppenheimer Developing Markets Fund: | | | | | | |
| Oppenheimer Developing Markets Fund - Class A | 586,373 | 795,730 | (209,357) | 797,261 | 1,059,680 | (262,419) |
| Oppenheimer Developing Markets Fund - Class Y | 545,143 | 408,100 | 137,043 | 573,424 | 500,822 | 72,602 |
| Oppenheimer Gold & Special Minerals Fund: | | | | | | |
| Oppenheimer Gold & Special Minerals Fund - Class A | 2,123 | 538 | 1,585 | 2,087 | 962 | 1,125 |
| Oppenheimer International Bond Fund: | | | | | | |
| Oppenheimer International Bond Fund - Class A | 5,425 | 12,978 | (7,553) | 11,470 | 9,752 | 1,718 |
| Oppenheimer International Growth Fund: | | | | | | |
| Oppenheimer International Growth Fund - Class Y | 1,119 | 34 | 1,085 | — | — | — |
| Oppenheimer International Small Company Fund: | | | | | | |
| Oppenheimer International Small Company Fund - Class Y | 1,264 | — | 1,264 | — | — | — |
| Oppenheimer Variable Account Funds: | | | | | | |
| Oppenheimer Discovery Mid Cap Growth Fund/VA | 1,073,660 | 1,075,981 | (2,321) | 24,591 | 25,346 | (755) |
| Oppenheimer Global Fund/VA | 100 | 1,410 | (1,310) | 292 | 1,027 | (735) |
| Oppenheimer Global Strategic Income Fund/VA | 166 | 278 | (112) | 10 | 460 | (450) |
| Oppenheimer Main Street Fund®/VA | 71,747 | 72,472 | (725) | 24,090 | 24,847 | (757) |
| Oppenheimer Main Street Small Cap Fund®/VA | 420,162 | 298,913 | 121,249 | 685,901 | 237,022 | 448,879 |
| Parnassus Funds: | | | | | | |
| Parnassus Small Cap Fund[SM] | 1 | — | 1 | — | — | — |
| Parnassus Income Funds: | | | | | | |
| Parnassus Core Equity Fund[SM] - Investor Shares | 664,173 | 91,287 | 572,886 | 543,334 | 55,509 | 487,825 |
| Pax World Funds Series Trust I: | | | | | | |
| Pax World Balanced Fund - Individual Investor Class | 337,046 | 833,243 | (496,197) | 478,588 | 743,423 | (264,835) |
| PIMCO Funds: | | | | | | |
| PIMCO CommodityRealReturn Strategy Fund® - Administrative Class | 1,941 | 2 | 1,939 | — | — | — |
| PIMCO Variable Insurance Trust: | | | | | | |
| PIMCO Real Return Portfolio - Administrative Class | 1,459,039 | 3,066,350 | (1,607,311) | 2,311,845 | 8,263,260 | (5,951,415) |
| Pioneer Equity Income Fund: | | | | | | |
| Pioneer Equity Income Fund - Class Y Shares | 294,049 | 60,025 | 234,024 | 276,640 | 29,298 | 247,342 |
| Pioneer High Yield Fund: | | | | | | |
| Pioneer High Yield Fund - Class A Shares | 59,423 | 54,683 | 4,740 | 43,130 | 68,700 | (25,570) |

| | **Year ended December 31** | | | | | |
| | **2014** | | | **2013** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| Pioneer Strategic Income Fund: | | | | | | |
| Pioneer Strategic Income Fund - Class A Shares | 28,838 | 33,274 | (4,436) | 21,734 | 35,878 | (14,144) |
| Pioneer Variable Contracts Trust: | | | | | | |
| Pioneer Emerging Markets VCT Portfolio - Class I | 286,936 | 401,033 | (114,097) | 383,906 | 677,040 | (293,134) |
| Pioneer Equity Income VCT Portfolio - Class I | 438 | 5 | 433 | — | — | — |
| Pioneer High Yield VCT Portfolio - Class I Shares | 312,054 | 731,752 | (419,698) | 467,074 | 460,587 | 6,487 |
| Prudential Sector Funds, Inc.: | | | | | | |
| Prudential Jennison Utility Fund - Class Z | 2,146 | — | 2,146 | — | — | — |
| RiverSource® Investment Series, Inc.: | | | | | | |
| Columbia Diversified Equity Income Fund - Class K Shares | 187,608 | 157,877 | 29,731 | 36,742 | 19,214 | 17,528 |
| Columbia Diversified Equity Income Fund - Class R4 Shares | 8,405 | 9,974 | (1,569) | 566 | — | 566 |
| Royce Fund: | | | | | | |
| Royce Total Return Fund - K Class | 14 | 26 | (12) | 11 | 1 | 10 |
| SmallCap World Fund®, Inc.: | | | | | | |
| SMALLCAP World Fund® - Class R-4 | 246,943 | 277,010 | (30,067) | 449,256 | 302,914 | 146,342 |
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | | | | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 8,097 | 7,391 | 706 | 28,854 | 32,951 | (4,097) |
| T. Rowe Price Value Fund, Inc.: | | | | | | |
| T. Rowe Price Value Fund - Advisor Class | 3,943 | 3,384 | 559 | 4,462 | 5,706 | (1,244) |
| Templeton Funds, Inc.: | | | | | | |
| Templeton Foreign Fund - Class A | 34,101 | 33,560 | 541 | 45,381 | 28,249 | 17,132 |
| Templeton Income Trust: | | | | | | |
| Templeton Global Bond Fund - Advisor Class | 505,041 | 719,703 | (214,662) | 1,033,930 | 834,841 | 199,089 |
| Templeton Global Bond Fund - Class A | 1,246,084 | 2,175,254 | (929,170) | 1,873,499 | 2,221,855 | (348,356) |
| Third Avenue Trust: | | | | | | |
| Third Avenue Real Estate Value Fund - Institutional Class | 352 | — | 352 | — | — | — |
| Thornburg Investment Trust: | | | | | | |
| Thornburg International Value Fund - Class R4 | 846 | 709 | 137 | 3,353 | 2,872 | 481 |
| USAA Investment Trust: | | | | | | |
| USAA Precious Metals and Minerals Fund - Adviser Shares | 2,785,318 | 1,886,913 | 898,405 | 1,710,752 | 930,410 | 780,342 |
| Vanguard® Variable Insurance Fund: | | | | | | |
| Diversified Value Portfolio | 190 | 223 | (33) | 216 | 445 | (229) |

| | **Year ended December 31** | | | | | |
| | **2014** | | | **2013** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| Vanguard® Variable Insurance Fund (continued): | | | | | | |
| Equity Income Portfolio | 674 | 1,609 | (935) | 15,975 | 32,680 | (16,705) |
| Small Company Growth Portfolio | 110 | 114 | (4) | 458 | 1,041 | (583) |
| Victory Portfolios: | | | | | | |
| Victory Integrity Small-Cap Value Fund - Class Y Shares | 521 | — | 521 | — | — | — |
| Victory Small Company Opportunity Fund - Class R | 1,193 | 1,007 | 186 | 269 | 85 | 184 |
| Voya Balanced Portfolio, Inc.: | | | | | | |
| Voya Balanced Portfolio - Class I | 6,900,260 | 7,946,799 | (1,046,539) | 3,211,209 | 4,442,240 | (1,231,031) |
| Voya Equity Trust: | | | | | | |
| Voya Growth Opportunities Fund - Class A | 6,922 | 7,948 | (1,026) | 1,608 | 114 | 1,494 |
| Voya Large Cap Value Fund - Class A | — | — | — | 491 | — | 491 |
| Voya Real Estate Fund - Class A | 29,488 | 45,369 | (15,881) | 26,058 | 29,528 | (3,470) |
| Voya Funds Trust: | | | | | | |
| Voya GNMA Income Fund - Class A | 81,389 | 118,073 | (36,684) | 82,884 | 127,147 | (44,263) |
| Voya Intermediate Bond Fund - Class A | 63,178 | 85,742 | (22,564) | 80,323 | 164,900 | (84,577) |
| Voya Intermediate Bond Portfolio: | | | | | | |
| Voya Intermediate Bond Portfolio - Class I | 10,266,086 | 10,948,673 | (682,587) | 6,968,979 | 9,141,399 | (2,172,420) |
| Voya Intermediate Bond Portfolio - Class S | 3,065 | 8,131 | (5,066) | 4,394 | 19,297 | (14,903) |
| Voya Investors Trust: | | | | | | |
| Voya Global Perspectives Portfolio - Class I | 97,383 | 6,645 | 90,738 | — | — | — |
| Voya Global Resources Portfolio - Adviser Class | — | 69 | (69) | — | 113 | (113) |
| Voya Global Resources Portfolio - Institutional Class | 2,012 | 2,036 | (24) | — | 120 | (120) |
| Voya Global Resources Portfolio - Service Class | 1,472,683 | 1,770,413 | (297,730) | 1,722,003 | 3,059,843 | (1,337,840) |
| Voya High Yield Portfolio - Adviser Class | 326 | 553 | (227) | 972 | 1,571 | (599) |
| Voya High Yield Portfolio - Institutional Class | 594,053 | 608,615 | (14,562) | 1,160,232 | 943,616 | 216,616 |
| Voya High Yield Portfolio - Service Class | 347,303 | 503,670 | (156,367) | 640,889 | 915,879 | (274,990) |
| Voya Large Cap Growth Portfolio - Adviser Class | 1,269 | 1,343 | (74) | 95 | 1,017 | (922) |
| Voya Large Cap Growth Portfolio - Institutional Class | 15,073,827 | 6,688,751 | 8,385,076 | 3,507,037 | 3,279,851 | 227,186 |
| Voya Large Cap Growth Portfolio - Service Class | 2,183,541 | 2,007,745 | 175,796 | 120,498 | 36,065 | 84,433 |
| Voya Large Cap Value Portfolio - Adviser Class | 135 | 792 | (657) | 2,787 | 32 | 2,755 |
| Voya Large Cap Value Portfolio - Institutional Class | 9,544,852 | 8,749,430 | 795,422 | 18,985,303 | 14,205,891 | 4,779,412 |
| Voya Large Cap Value Portfolio - Service Class | 4,411,579 | 4,385,896 | 25,683 | 60,565 | 32,103 | 28,462 |

|  | Year ended December 31 | | | | | |
|  | 2014 | | | 2013 | | |
|  | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| Voya Investors Trust (continued): | | | | | | |
| Voya Limited Maturity Bond Portfolio - Adviser Class | 117 | 53 | 64 | 117 | — | 117 |
| Voya Multi-Manager Large Cap Core Portfolio - Institutional Class | 335,215 | 994,174 | (658,959) | 333,685 | 406,680 | (72,995) |
| Voya Multi-Manager Large Cap Core Portfolio - Service Class | 6,812 | 6,956 | (144) | 4,428 | 5,419 | (991) |
| Voya U.S. Stock Index Portfolio - Institutional Class | 293,421 | 90,931 | 202,490 | 335,517 | 67,370 | 268,147 |
| VY® BlackRock Health Sciences Opportunities Portfolio - Service Class | — | 1,571,525 | (1,571,525) | 967,670 | 370,014 | 597,656 |
| VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class | 683 | 2,903 | (2,220) | 491 | 2,736 | (2,245) |
| VY® BlackRock Large Cap Growth Portfolio - Institutional Class | — | 7,610,741 | (7,610,741) | 1,759,860 | 2,606,749 | (846,889) |
| VY® BlackRock Large Cap Growth Portfolio - Service Class | — | 19,765 | (19,765) | 1,567 | 29,081 | (27,514) |
| VY® BlackRock Large Cap Growth Portfolio - Service 2 Class | — | 24,054 | (24,054) | 198 | 4,669 | (4,471) |
| VY® Clarion Global Real Estate Portfolio - Adviser Class | 154 | 112 | 42 | 29 | 156 | (127) |
| VY® Clarion Global Real Estate Portfolio - Institutional Class | 1,478,388 | 1,533,113 | (54,725) | 2,025,676 | 1,835,075 | 190,601 |
| VY® Clarion Real Estate Portfolio - Adviser Class | 1,299 | 1,002 | 297 | 60 | 363 | (303) |
| VY® Clarion Real Estate Portfolio - Institutional Class | 2,676,696 | 2,681,243 | (4,547) | 2,115,219 | 2,145,540 | (30,321) |
| VY® Clarion Real Estate Portfolio - Service Class | 981,456 | 909,218 | 72,238 | 956,409 | 1,320,633 | (364,224) |
| VY® FMR Diversified Mid Cap Portfolio - Institutional Class | 336,908 | 441,515 | (104,607) | 491,978 | 576,823 | (84,845) |
| VY® FMR Diversified Mid Cap Portfolio - Service Class | 359,464 | 714,674 | (355,210) | 504,385 | 776,122 | (271,737) |
| VY® FMR Diversified Mid Cap Portfolio - Service 2 Class | — | — | — | 2,161 | 109 | 2,052 |
| VY® Invesco Growth and Income Portfolio - Institutional Class | 725,655 | 126,589 | 599,066 | 371,617 | 120,036 | 251,581 |
| VY® Invesco Growth and Income Portfolio - Service Class | 249,607 | 319,147 | (69,540) | 572,437 | 442,851 | 129,586 |
| VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 8,883 | 5,748 | 3,135 | 587 | 1,875 | (1,288) |
| VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 297,493 | 392,004 | (94,511) | 330,204 | 659,587 | (329,383) |
| VY® JPMorgan Emerging Markets Equity Portfolio - Service Class | 253,723 | 273,074 | (19,351) | 268,549 | 462,214 | (193,665) |
| VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class | 190 | 162 | 28 | 42 | 34 | 8 |
| VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class | 531,339 | 175,309 | 356,030 | 660,224 | 185,979 | 474,245 |
| VY® JPMorgan Small Cap Core Equity Portfolio - Service Class | 313,961 | 198,398 | 115,563 | 526,210 | 234,293 | 291,917 |
| VY® Marsico Growth Portfolio - Institutional Class | — | 888,913 | (888,913) | 275,995 | 279,214 | (3,219) |
| VY® Marsico Growth Portfolio - Service Class | — | 6,254 | (6,254) | 1,200 | 3,013 | (1,813) |
| VY® MFS Total Return Portfolio - Adviser Class | — | 68,573 | (68,573) | 852 | 21,324 | (20,472) |
| VY® MFS Total Return Portfolio - Institutional Class | — | 4,396,217 | (4,396,217) | 631,862 | 841,460 | (209,598) |
| VY® MFS Total Return Portfolio - Service Class | — | 1,530,853 | (1,530,853) | 305,044 | 378,249 | (73,205) |
| VY® MFS Utilities Portfolio - Service Class | — | 2,187,486 | (2,187,486) | 428,862 | 504,933 | (76,071) |

| | Year ended December 31 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2014** | | | **2013** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| Voya Investors Trust (continued): | | | | | | |
| VY® Morgan Stanley Global Franchise Portfolio - Adviser Class | 172 | 774 | (602) | 80 | 25 | 55 |
| VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class | 2,269 | 1,072 | 1,197 | 10,585 | 2,344 | 8,241 |
| VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class | 2,095,836 | 1,202,234 | 893,602 | 3,020,267 | 1,234,217 | 1,786,050 |
| VY® T. Rowe Price Capital Appreciation Portfolio - Service Class | 4,815,888 | 3,876,591 | 939,297 | 6,750,946 | 5,100,275 | 1,650,671 |
| VY® T. Rowe Price Equity Income Portfolio - Adviser Class | 2,073 | 23,600 | (21,527) | 4,648 | 23,838 | (19,190) |
| VY® T. Rowe Price Equity Income Portfolio - Service Class | 2,013,121 | 2,219,181 | (206,060) | 2,094,826 | 2,299,661 | (204,835) |
| VY® T. Rowe Price International Stock Portfolio - Adviser Class | 349 | 417 | (68) | 850 | 470 | 380 |
| VY® T. Rowe Price International Stock Portfolio - Service Class | 87,609 | 90,434 | (2,825) | 100,416 | 140,744 | (40,328) |
| VY® Templeton Global Growth Portfolio - Institutional Class | 7,609 | 5,231 | 2,378 | 16,346 | 29,739 | (13,393) |
| VY® Templeton Global Growth Portfolio - Service Class | 173,993 | 182,526 | (8,533) | 232,060 | 178,728 | 53,332 |
| Voya Money Market Portfolio: | | | | | | |
| Voya Money Market Portfolio - Class I | 21,872,589 | 24,500,295 | (2,627,706) | 16,787,563 | 17,246,886 | (459,323) |
| Voya Mutual Funds: | | | | | | |
| Voya Global Real Estate Fund - Class A | 6,560 | 6,669 | (109) | 6,408 | 4,298 | 2,110 |
| Voya Multi-Manager International Small Cap Fund - Class A | 6,040 | 12,641 | (6,601) | 7,009 | 8,686 | (1,677) |
| Voya Partners, Inc.: | | | | | | |
| Voya Aggregate Bond Portfolio - Adviser Class | 3,492 | 16,257 | (12,765) | 4,853 | 47,043 | (42,190) |
| Voya Aggregate Bond Portfolio - Initial Class | 200,523 | 89,309 | 111,214 | 95,578 | 20,304 | 75,274 |
| Voya Aggregate Bond Portfolio - Service Class | 6,317,060 | 8,733,815 | (2,416,755) | 5,805,529 | 8,834,993 | (3,029,464) |
| Voya Global Bond Portfolio - Adviser Class | 1,631 | 5,115 | (3,484) | 1,949 | 5,226 | (3,277) |
| Voya Global Bond Portfolio - Initial Class | 4,716,036 | 5,893,271 | (1,177,235) | 2,102,380 | 4,245,650 | (2,143,270) |
| Voya Global Bond Portfolio - Service Class | 30,180 | 32,209 | (2,029) | 25,212 | 47,576 | (22,364) |
| Voya Index Solution 2015 Portfolio - Initial Class | 41,437 | 39,483 | 1,954 | 31,685 | 8,890 | 22,795 |
| Voya Index Solution 2015 Portfolio - Service Class | 78,930 | 36,195 | 42,735 | 13,877 | 30,748 | (16,871) |
| Voya Index Solution 2015 Portfolio - Service 2 Class | 39,203 | 40,530 | (1,327) | 21,269 | 12,407 | 8,862 |
| Voya Index Solution 2025 Portfolio - Initial Class | 103,691 | 33,404 | 70,287 | 49,033 | 8,243 | 40,790 |
| Voya Index Solution 2025 Portfolio - Service Class | 79,995 | 10,534 | 69,461 | 58,152 | 108 | 58,044 |
| Voya Index Solution 2025 Portfolio - Service 2 Class | 115,966 | 91,208 | 24,758 | 199,431 | 145,909 | 53,522 |
| Voya Index Solution 2035 Portfolio - Initial Class | 80,221 | 32,474 | 47,747 | 50,917 | 2,604 | 48,313 |
| Voya Index Solution 2035 Portfolio - Service Class | 61,629 | 3,894 | 57,735 | 17,611 | 486 | 17,125 |
| Voya Index Solution 2035 Portfolio - Service 2 Class | 62,364 | 44,415 | 17,949 | 125,092 | 101,407 | 23,685 |

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| Voya Partners, Inc. (continued): | | | | | | |
| Voya Index Solution 2045 Portfolio - Initial Class | 79,331 | 13,209 | 66,122 | 18,096 | 1,134 | 16,962 |
| Voya Index Solution 2045 Portfolio - Service Class | 22,326 | 2,599 | 19,727 | 17,635 | 208 | 17,427 |
| Voya Index Solution 2045 Portfolio - Service 2 Class | 54,200 | 35,570 | 18,630 | 95,152 | 82,089 | 13,063 |
| Voya Index Solution 2055 Portfolio - Initial Class | 24,539 | 8,482 | 16,057 | 8,386 | 90 | 8,296 |
| Voya Index Solution 2055 Portfolio - Service Class | 27,913 | 16,457 | 11,456 | 11,383 | 11,639 | (256) |
| Voya Index Solution 2055 Portfolio - Service 2 Class | 13,199 | 4,884 | 8,315 | 14,231 | 7,632 | 6,599 |
| Voya Index Solution Income Portfolio - Initial Class | 34,836 | 4,971 | 29,865 | 769 | — | 769 |
| Voya Index Solution Income Portfolio - Service Class | 14,325 | 3 | 14,322 | 5,896 | 31,963 | (26,067) |
| Voya Index Solution Income Portfolio - Service 2 Class | 2,621 | 1,435 | 1,186 | 6,930 | 5,597 | 1,333 |
| Voya Solution 2015 Portfolio - Adviser Class | — | 4,278 | (4,278) | — | 2,164 | (2,164) |
| Voya Solution 2015 Portfolio - Initial Class | 123,459 | 21,267 | 102,192 | 60,603 | 26,966 | 33,637 |
| Voya Solution 2015 Portfolio - Service Class | 1,088,365 | 1,296,113 | (207,748) | 1,382,690 | 1,732,741 | (350,051) |
| Voya Solution 2015 Portfolio - Service 2 Class | 192,801 | 370,146 | (177,345) | 364,225 | 463,007 | (98,782) |
| Voya Solution 2025 Portfolio - Adviser Class | 573 | 3,412 | (2,839) | 1,126 | 92 | 1,034 |
| Voya Solution 2025 Portfolio - Initial Class | 156,600 | 102,645 | 53,955 | 18,783 | 3,494 | 15,289 |
| Voya Solution 2025 Portfolio - Service Class | 1,782,932 | 1,457,184 | 325,748 | 2,202,535 | 1,944,229 | 258,306 |
| Voya Solution 2025 Portfolio - Service 2 Class | 387,739 | 424,277 | (36,538) | 465,269 | 664,957 | (199,688) |
| Voya Solution 2035 Portfolio - Adviser Class | 94 | 2,888 | (2,794) | 56 | 7,192 | (7,136) |
| Voya Solution 2035 Portfolio - Initial Class | 98,339 | 24,053 | 74,286 | 19,287 | 1,589 | 17,698 |
| Voya Solution 2035 Portfolio - Service Class | 1,539,254 | 1,063,086 | 476,168 | 1,898,232 | 1,431,133 | 467,099 |
| Voya Solution 2035 Portfolio - Service 2 Class | 361,772 | 411,197 | (49,425) | 484,750 | 760,667 | (275,917) |
| Voya Solution 2045 Portfolio - Adviser Class | 70 | 4 | 66 | 24 | 2,464 | (2,440) |
| Voya Solution 2045 Portfolio - Initial Class | 25,148 | 13,743 | 11,405 | 28,919 | 3,722 | 25,197 |
| Voya Solution 2045 Portfolio - Service Class | 1,100,142 | 933,260 | 166,882 | 1,367,633 | 1,059,776 | 307,857 |
| Voya Solution 2045 Portfolio - Service 2 Class | 209,789 | 248,904 | (39,115) | 375,592 | 743,675 | (368,083) |
| Voya Solution 2055 Portfolio - Initial Class | 47,952 | 1,027 | 46,925 | 103 | 18 | 85 |
| Voya Solution 2055 Portfolio - Service Class | 326,023 | 143,253 | 182,770 | 351,621 | 133,979 | 217,642 |
| Voya Solution 2055 Portfolio - Service 2 Class | 58,096 | 47,801 | 10,295 | 67,105 | 57,511 | 9,594 |
| Voya Solution Balanced Portfolio - Service Class | 100,040 | 52,251 | 47,789 | 117,950 | 42,045 | 75,905 |
| Voya Solution Income Portfolio - Adviser Class | — | 1,801 | (1,801) | 2 | 3,788 | (3,786) |
| Voya Solution Income Portfolio - Initial Class | 224,552 | 172,525 | 52,027 | 62,747 | 21,294 | 41,453 |

|  | Year ended December 31 | | | | | |
|  | 2014 | | | 2013 | | |
|  | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| Voya Partners, Inc. (continued): |  |  |  |  |  |  |
| Voya Solution Income Portfolio - Service Class | 382,007 | 240,155 | 141,852 | 410,224 | 318,071 | 92,153 |
| Voya Solution Income Portfolio - Service 2 Class | 39,405 | 58,560 | (19,155) | 57,663 | 121,108 | (63,445) |
| Voya Solution Moderately Conservative Portfolio - Service Class | 166,705 | 85,586 | 81,119 | 149,927 | 63,338 | 86,589 |
| VY® American Century Small-Mid Cap Value Portfolio - Adviser Class | 1,038 | 1,203 | (165) | 146 | 948 | (802) |
| VY® American Century Small-Mid Cap Value Portfolio - Initial Class | 268,668 | 409,162 | (140,494) | 522,414 | 139,063 | 383,351 |
| VY® American Century Small-Mid Cap Value Portfolio - Service Class | 1,501,255 | 1,595,898 | (94,643) | 1,274,015 | 1,119,439 | 154,576 |
| VY® Baron Growth Portfolio - Adviser Class | 831 | 8,967 | (8,136) | 5,522 | 73,476 | (67,954) |
| VY® Baron Growth Portfolio - Service Class | 3,991,501 | 4,506,102 | (514,601) | 2,734,878 | 2,214,007 | 520,871 |
| VY® Columbia Contrarian Core Portfolio - Service Class | 168,151 | 211,457 | (43,306) | 164,859 | 219,945 | (55,086) |
| VY® Columbia Small Cap Value II Portfolio - Adviser Class | — | 1,703 | (1,703) | 965 | 9,045 | (8,080) |
| VY® Columbia Small Cap Value II Portfolio - Service Class | 66,448 | 110,449 | (44,001) | 192,863 | 148,862 | 44,001 |
| VY® Fidelity® VIP Mid Cap Portfolio - Service Class | 173 | 55,311 | (55,138) | 1,772 | 106,096 | (104,324) |
| VY® Invesco Comstock Portfolio - Adviser Class | 3,694 | 3,668 | 26 | 1,657 | 1,933 | (276) |
| VY® Invesco Comstock Portfolio - Service Class | 2,137,088 | 2,029,400 | 107,688 | 1,431,624 | 1,118,183 | 313,441 |
| VY® Invesco Equity and Income Portfolio - Adviser Class | 61,538 | 16,371 | 45,167 | 2,199 | 6,498 | (4,299) |
| VY® Invesco Equity and Income Portfolio - Initial Class | 12,469,969 | 7,461,599 | 5,008,370 | 2,614,530 | 4,223,656 | (1,609,126) |
| VY® Invesco Equity and Income Portfolio - Service Class | 691,428 | 468,040 | 223,388 | 855 | 1,625 | (770) |
| VY® JPMorgan Mid Cap Value Portfolio - Adviser Class | 459 | 861 | (402) | 2,864 | 7,538 | (4,674) |
| VY® JPMorgan Mid Cap Value Portfolio - Initial Class | 130,214 | 44,285 | 85,929 | 315,751 | 30,476 | 285,275 |
| VY® JPMorgan Mid Cap Value Portfolio - Service Class | 1,959,205 | 1,971,077 | (11,872) | 1,096,748 | 831,046 | 265,702 |
| VY® Oppenheimer Global Portfolio - Adviser Class | 1,337 | 4,763 | (3,426) | 2,741 | 11,495 | (8,754) |
| VY® Oppenheimer Global Portfolio - Initial Class | 6,224,212 | 9,005,922 | (2,781,710) | 4,099,694 | 7,003,366 | (2,903,672) |
| VY® Oppenheimer Global Portfolio - Service Class | 7,124 | 5,853 | 1,271 | 8,770 | 7,016 | 1,754 |
| VY® Pioneer High Yield Portfolio - Initial Class | 6,473,942 | 6,010,825 | 463,117 | 2,199,760 | 1,662,356 | 537,404 |
| VY® Pioneer High Yield Portfolio - Service Class | 14,965 | 10,213 | 4,752 | 36,798 | 27,818 | 8,980 |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 189 | 2,296 | (2,107) | 1,280 | 13,228 | (11,948) |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 2,837,157 | 4,215,240 | (1,378,083) | 1,705,718 | 3,687,087 | (1,981,369) |
| VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 13,246 | 7,880 | 5,366 | 17,059 | 12,272 | 4,787 |
| VY® T. Rowe Price Growth Equity Portfolio - Adviser Class | 2,187 | 11,925 | (9,738) | 4,101 | 10,921 | (6,820) |
| VY® T. Rowe Price Growth Equity Portfolio - Initial Class | 4,188,100 | 4,567,469 | (379,369) | 3,038,143 | 3,251,128 | (212,985) |
| VY® T. Rowe Price Growth Equity Portfolio - Service Class | 64,294 | 66,822 | (2,528) | 65,685 | 59,736 | 5,949 |

| | Year ended December 31 | | | | | |
| | 2014 | | | 2013 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---:|---:|---:|---:|---:|---:|
| Voya Partners, Inc. (continued): | | | | | | |
| VY® Templeton Foreign Equity Portfolio - Adviser Class | 1,523 | 10,449 | (8,926) | 2,155 | 14,167 | (12,012) |
| VY® Templeton Foreign Equity Portfolio - Initial Class | 4,962,045 | 5,609,164 | (647,119) | 2,028,234 | 2,887,775 | (859,541) |
| VY® Templeton Foreign Equity Portfolio - Service Class | 5,213 | 5,840 | (627) | 2,183 | 548 | 1,635 |
| Voya Series Fund, Inc.: | | | | | | |
| Voya Core Equity Research Fund - Class A | 2,997 | 3,357 | (360) | 2,755 | 6,458 | (3,703) |
| Voya Strategic Allocation Portfolios, Inc.: | | | | | | |
| Voya Strategic Allocation Conservative Portfolio - Class I | 1,635,167 | 1,730,309 | (95,142) | 798,223 | 775,820 | 22,403 |
| Voya Strategic Allocation Growth Portfolio - Class I | 733,966 | 947,155 | (213,189) | 702,924 | 783,901 | (80,977) |
| Voya Strategic Allocation Moderate Portfolio - Class I | 1,793,016 | 1,912,695 | (119,679) | 760,611 | 956,915 | (196,304) |
| Voya Variable Funds: | | | | | | |
| Voya Growth and Income Portfolio - Class A | 2,688 | 12,564 | (9,876) | 59,211 | 18,831 | 40,380 |
| Voya Growth and Income Portfolio - Class I | 11,031,502 | 15,285,768 | (4,254,266) | 10,208,654 | 10,332,531 | (123,877) |
| Voya Growth and Income Portfolio - Class S | 9,136 | 5,506 | 3,630 | 14,023 | 535,211 | (521,188) |
| Voya Variable Portfolios, Inc.: | | | | | | |
| Voya Index Plus LargeCap Portfolio - Class I | 5,670,660 | 6,341,918 | (671,258) | 2,479,821 | 3,444,120 | (964,299) |
| Voya Index Plus LargeCap Portfolio - Class S | 242 | 3,662 | (3,420) | 273 | 9,952 | (9,679) |
| Voya Index Plus MidCap Portfolio - Class I | 3,087,313 | 3,870,160 | (782,847) | 2,671,717 | 3,399,202 | (727,485) |
| Voya Index Plus MidCap Portfolio - Class S | 447 | 9,960 | (9,513) | 1,032 | 1,811 | (779) |
| Voya Index Plus SmallCap Portfolio - Class I | 2,285,303 | 2,736,124 | (450,821) | 2,542,981 | 2,574,977 | (31,996) |
| Voya Index Plus SmallCap Portfolio - Class S | 1,941 | 190 | 1,751 | 501 | 1,263 | (762) |
| Voya International Index Portfolio - Class I | 1,442,540 | 1,212,705 | 229,835 | 1,003,360 | 826,945 | 176,415 |
| Voya International Index Portfolio - Class S | 96 | 4 | 92 | — | 5 | (5) |
| Voya Russell™ Large Cap Growth Index Portfolio - Class I | 1,247,505 | 1,040,628 | 206,877 | 483,380 | 467,527 | 15,853 |
| Voya Russell™ Large Cap Growth Index Portfolio - Class S | 3,707 | 5,271 | (1,564) | 10,839 | 2,252 | 8,587 |
| Voya Russell™ Large Cap Index Portfolio - Class I | 1,191,493 | 530,711 | 660,782 | 1,096,770 | 602,168 | 494,602 |
| Voya Russell™ Large Cap Index Portfolio - Class S | 860,062 | 853,121 | 6,941 | 29,852 | 23,492 | 6,360 |
| Voya Russell™ Large Cap Value Index Portfolio - Class I | 4,113 | 4,437 | (324) | 18,301 | 16,621 | 1,680 |
| Voya Russell™ Large Cap Value Index Portfolio - Class S | 191,901 | 122,370 | 69,531 | 179,178 | 131,033 | 48,145 |
| Voya Russell™ Mid Cap Growth Index Portfolio - Class S | 113,781 | 85,159 | 28,622 | 127,573 | 94,174 | 33,399 |
| Voya Russell™ Mid Cap Index Portfolio - Class I | 1,311,188 | 537,543 | 773,645 | 1,380,864 | 546,960 | 833,904 |
| Voya Russell™ Small Cap Index Portfolio - Class I | 616,523 | 323,247 | 293,276 | 702,634 | 314,926 | 387,708 |

| | Year ended December 31 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2014 | | | 2013 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| Voya Variable Portfolios, Inc. (continued): | | | | | | |
| Voya Small Company Portfolio - Class I | 2,344,271 | 2,699,627 | (355,356) | 1,286,764 | 1,544,442 | (257,678) |
| Voya Small Company Portfolio - Class S | 1,051 | 1,771 | (720) | 1,103 | 349 | 754 |
| Voya U.S. Bond Index Portfolio - Class I | 406,227 | 201,011 | 205,216 | 341,881 | 502,541 | (160,660) |
| Voya Variable Products Trust: | | | | | | |
| Voya International Value Portfolio - Class I | 2,519,394 | 2,881,169 | (361,775) | 1,664,318 | 2,014,599 | (350,281) |
| Voya International Value Portfolio - Class S | 495 | 5,528 | (5,033) | 334 | 3,231 | (2,897) |
| Voya MidCap Opportunities Portfolio - Class A | — | 68 | (68) | 179 | 111 | 68 |
| Voya MidCap Opportunities Portfolio - Class I | 1,507,301 | 1,180,261 | 327,040 | 3,543,945 | 1,146,825 | 2,397,120 |
| Voya MidCap Opportunities Portfolio - Class S | 24,674 | 31,150 | (6,476) | 37,234 | 85,607 | (48,373) |
| Voya SmallCap Opportunities Portfolio - Class I | 631,044 | 675,546 | (44,502) | 944,352 | 801,039 | 143,313 |
| Voya SmallCap Opportunities Portfolio - Class S | 1,542 | 438 | 1,104 | 723 | 840 | (117) |
| Wanger Advisors Trust: | | | | | | |
| Wanger International | 873,333 | 703,951 | 169,382 | 1,303,795 | 866,986 | 436,809 |
| Wanger Select | 283,485 | 1,406,887 | (1,123,402) | 580,916 | 1,221,499 | (640,583) |
| Wanger USA | 396,744 | 729,662 | (332,918) | 736,330 | 800,037 | (63,707) |
| Washington Mutual Investors Fund[SM]: | | | | | | |
| Washington Mutual Investors Fund[SM] - Class R-3 | 75,199 | 92,828 | (17,629) | 90,485 | 147,537 | (57,052) |
| Washington Mutual Investors Fund[SM] - Class R-4 | 1,207,855 | 1,113,451 | 94,404 | 1,320,301 | 1,614,505 | (294,204) |
| Wells Fargo Funds Trust: | | | | | | |
| Wells Fargo Advantage Small Cap Value Fund - Class A | 2,661 | 3,325 | (664) | 1,847 | 4,465 | (2,618) |
| Wells Fargo Advantage Special Small Cap Value Fund - Class A | 392,932 | 598,893 | (205,961) | 444,058 | 733,586 | (289,528) |

## 8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2014, 2013, 2012, 2011, and 2010, follows:

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Invesco Floating Rate Fund - Class R5** | | | | | | | | | | | | | |
| 2014 | 07/29/2014 | 3 | $9.90 | to | $9.92 | $32 | (e) | 0.95% | to | 1.25% | (e) | | |
| 2013 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2012 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2011 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **Invesco Mid Cap Core Equity Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 211 | $17.86 | to | $22.40 | $4,057 | - | 0.15% | to | 1.70% | 2.73% | to | 4.35% |
| 2013 | | 246 | $17.35 | to | $21.65 | $4,574 | - | 0.15% | to | 1.70% | 27.06% | to | 28.99% |
| 2012 | | 314 | $13.63 | to | $16.93 | $4,552 | 0.51% | 0.00% | to | 1.70% | 8.48% | to | 10.43% |
| 2011 | | 371 | $12.54 | to | $15.49 | $4,891 | - | 0.00% | to | 1.70% | -7.81% | to | -6.25% |
| 2010 | | 361 | $13.57 | to | $16.69 | $5,115 | 0.08% | 0.00% | to | 1.70% | 10.66% | to | 12.54% |
| **Invesco Small Cap Growth Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 4 | $24.48 | | | $90 | - | 1.00% | | | 6.57% | | |
| 2013 | | 2 | $22.97 | | | $38 | - | 1.00% | | | 38.54% | | |
| 2012 | | 2 | $16.58 | | | $26 | - | 1.00% | | | 17.17% | | |
| 2011 | | 2 | $14.15 | | | $32 | - | 1.00% | | | -2.28% | | |
| 2010 | | 3 | $14.48 | | | $42 | - | 1.00% | | | 25.04% | | |
| **Invesco International Growth Fund - Class R5** | | | | | | | | | | | | | |
| 2014 | | 34 | $11.99 | | | $408 | 1.92% | 0.95% | | | -0.75% | | |
| 2013 | | 18 | $12.08 | | | $217 | 2.43% | 0.95% | | | 17.97% | | |
| 2012 | 11/30/2012 | 3 | $10.24 | | | $30 | (c) | 0.95% | | | (c) | | |
| 2011 | | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2010 | | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Invesco Endeavor Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 3 | $19.14 | to | $19.85 | $51 | - | 0.45% | to | 1.20% | 6.77% | to | 7.12% |
| 2013 | | 3 | $17.86 | to | $18.53 | $63 | - | 0.45% | to | 1.40% | 26.22% | to | 27.44% |
| 2012 | | 2 | $14.15 | to | $14.54 | $36 | (f) | 0.45% | to | 1.40% | | (f) | |
| 2011 | 07/19/2011 | - | | $12.26 | | - | (b) | | 0.75% | | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Invesco Global Health Care Fund - Investor Class** | | | | | | | | | | | | | |
| 2014 | | 6 | $64.44 | to | $70.86 | $442 | - | 0.50% | to | 1.50% | 18.56% | to | 19.76% |
| 2013 | | 6 | $54.35 | to | $59.17 | $356 | 0.34% | 0.50% | to | 1.50% | 40.40% | to | 41.83% |
| 2012 | | 6 | $38.71 | to | $41.72 | $234 | 0.49% | 0.50% | to | 1.50% | 18.96% | to | 20.16% |
| 2011 | | 5 | $32.54 | to | $34.72 | $176 | 0.56% | 0.50% | to | 1.50% | 3.00% | to | 3.49% |
| 2010 | | 6 | $31.62 | to | $33.40 | $183 | - | 0.55% | to | 1.55% | 3.00% | to | 4.05% |
| **Invesco High Yield Fund - Class R5** | | | | | | | | | | | | | |
| 2014 | 08/06/2014 | 4 | $9.71 | to | $9.77 | $35 | (e) | 0.40% | to | 1.40% | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2012 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2011 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2010 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **Invesco American Value Fund - Class R5** | | | | | | | | | | | | | |
| 2014 | 06/16/2014 | 21 | $10.83 | to | $10.86 | $231 | (e) | 0.95% | to | 1.40% | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2012 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2011 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2010 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **Invesco Energy Fund - Class R5** | | | | | | | | | | | | | |
| 2014 | 08/27/2014 | - | $7.51 | to | $7.53 | - | (e) | 1.05% | to | 1.40% | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2012 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2011 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2010 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Invesco Small Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 15 | $26.40 | to | $28.81 | $423 | - | 0.20% | to | 1.75% | 5.31% | to | 6.90% |
| 2013 | | 12 | $25.07 | to | $26.95 | $318 | - | 0.20% | to | 1.75% | 41.72% | to | 43.25% |
| 2012 | | 8 | $17.69 | to | $18.65 | $141 | - | 0.30% | to | 1.75% | 20.42% | to | 22.13% |
| 2011 | | 5 | $14.69 | to | $15.27 | $82 | - | 0.30% | to | 1.75% | -9.82% | to | -8.45% |
| 2010 | 01/28/2010 | 7 | $16.29 | to | $16.68 | $120 | (a) | 0.30% | to | 1.75% | | (a) | |
| **Invesco V.I. American Franchise Fund - Series I Shares** | | | | | | | | | | | | | |
| 2014 | | 686 | $14.43 | to | $55.13 | $27,172 | 0.04% | 0.00% | to | 1.50% | 6.83% | to | 8.52% |
| 2013 | | 698 | $13.50 | to | $50.84 | $26,065 | 0.42% | 0.00% | to | 1.50% | 38.04% | to | 40.13% |
| 2012 | 04/27/2012 | 702 | $9.77 | to | $36.28 | $19,755 | (c) | 0.00% | to | 1.50% | | (c) | |
| 2011 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2010 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Invesco V.I. Core Equity Fund - Series I Shares** | | | | | | | | | | | | | |
| 2014 | | 2,593 | $12.43 | to | $22.25 | $39,632 | 0.86% | 0.00% | to | 1.95% | 6.04% | to | 8.16% |
| 2013 | | 2,807 | $11.63 | to | $20.68 | $40,151 | 1.40% | 0.00% | to | 1.95% | 26.73% | to | 29.22% |
| 2012 | | 3,096 | $9.11 | to | $16.08 | $34,682 | 0.97% | 0.00% | to | 1.95% | 11.59% | to | 13.87% |
| 2011 | | 3,494 | $8.08 | to | $14.19 | $34,790 | 0.97% | 0.00% | to | 1.95% | -2.01% | | |
| 2010 | | 3,820 | $8.17 | to | $14.12 | $38,408 | 0.94% | 0.00% | to | 1.95% | 7.44% | to | 9.68% |
| **Alger Capital Appreciation Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 64 | $20.24 | to | $21.20 | $1,335 | - | 0.20% | to | 1.15% | 11.91% | to | 12.55% |
| 2013 | | 39 | $18.13 | to | $18.75 | $723 | - | 0.25% | to | 1.10% | 34.20% | to | 34.60% |
| 2012 | 05/01/2012 | 35 | $13.55 | to | $13.93 | $492 | (c) | 0.25% | to | 1.20% | | (c) | |
| 2011 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2010 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Alger Green Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 181 | $12.85 | to | $22.00 | $3,775 | - | 0.00% | to | 1.50% | 3.22% | to | 4.81% |
| 2013 | | 209 | $12.42 | to | $20.99 | $4,212 | - | 0.00% | to | 1.50% | 32.75% | to | 34.72% |
| 2012 | | 135 | $9.35 | to | $15.58 | $2,030 | 0.16% | 0.00% | to | 1.50% | 13.20% | to | 14.90% |
| 2011 | | 123 | $8.25 | to | $13.56 | $1,622 | - | 0.00% | to | 1.50% | -6.66% | to | -5.24% |
| 2010 | | 114 | $8.90 | to | $14.36 | $1,614 | - | 0.00% | to | 1.50% | 7.97% | to | 9.57% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **AllianceBernstein Growth and Income Fund - Class A** | | | | | | | | | | | | | |
| | 2014 | 11 | $18.09 | to | $18.90 | $201 | 1.04% | 0.70% | to | 1.10% | 7.61% | to | 7.97% |
| | 2013 | 11 | $16.81 | to | $17.66 | $183 | 0.52% | 0.60% | to | 1.10% | 32.89% | to | 33.48% |
| | 2012 | 16 | $12.65 | to | $13.23 | $201 | 1.07% | 0.60% | to | 1.10% | 16.16% | to | 16.87% |
| | 2011 | 16 | $10.71 | to | $11.32 | $172 | 1.10% | 0.60% | to | 1.30% | 4.18% | to | 4.91% |
| | 2010 | 18 | $10.14 | to | $10.79 | $191 | 0.52% | 0.60% | to | 1.50% | 11.39% | to | 12.40% |
| **AllianceBernstein Growth and Income Portfolio - Class A** | | | | | | | | | | | | | |
| | 2014 | 23 | $19.21 | to | $19.41 | $443 | 1.43% | 1.15% | to | 1.25% | 8.16% | to | 8.25% |
| | 2013 | 38 | $17.76 | to | $17.93 | $674 | 1.04% | 1.15% | to | 1.25% | 33.23% | to | 33.41% |
| | 2012 | 36 | $13.33 | to | $13.44 | $476 | 1.69% | 1.15% | to | 1.25% | 16.11% | to | 16.16% |
| | 2011 | 41 | $11.48 | to | $11.57 | $473 | 1.29% | 1.15% | to | 1.25% | 5.03% | to | 5.18% |
| | 2010 | 42 | $10.93 | to | $11.11 | $457 | - | 1.00% | to | 1.25% | 11.64% | to | 12.00% |
| **AllianzGI NFJ Dividend Value Fund - Class A** | | | | | | | | | | | | | |
| | 2014 | 12 | $21.76 | to | $22.13 | $261 | 1.97% | 0.70% | to | 1.00% | 8.53% | to | 8.85% |
| | 2013 | 12 | $20.05 | to | $20.33 | $246 | 2.21% | 0.70% | to | 1.00% | 27.38% | to | 27.78% |
| | 2012 | 13 | $15.74 | to | $15.91 | $206 | 2.60% | 0.70% | to | 1.00% | | 12.83% | |
| | 2011 | 13 | $13.95 | to | $14.03 | $179 | 2.29% | 0.80% | to | 1.00% | | 2.05% | |
| | 2010 | 19 | $13.67 | to | $13.74 | $258 | 3.06% | 0.70% | to | 1.00% | | 11.96% | |
| **AllianzGI NFJ Large-Cap Value Fund - Institutional Class** | | | | | | | | | | | | | |
| | 2014 | 2 | | $13.12 | | $27 | 3.85% | | 0.80% | | | 10.72% | |
| | 2013 | 2 | | $11.85 | | $25 | 3.33% | | 0.80% | | | 31.67% | |
| | 2012 | 4 | | $9.00 | | $35 | 2.58% | | 0.80% | | | 13.21% | |
| | 2011 | 374 | $7.95 | to | $8.19 | $3,063 | 2.91% | 0.00% | to | 0.80% | 1.02% | to | 1.87% |
| | 2010 | 234 | $7.78 | to | $8.04 | $1,879 | 2.62% | 0.00% | to | 1.25% | 11.30% | to | 12.76% |
| **AllianzGI NFJ Small-Cap Value Fund - Class A** | | | | | | | | | | | | | |
| | 2014 | 21 | $24.04 | to | $27.25 | $548 | 2.47% | 0.50% | to | 1.65% | -0.04% | to | 1.04% |
| | 2013 | 23 | $24.05 | to | $26.82 | $584 | 1.22% | 0.55% | to | 1.65% | 29.37% | to | 30.83% |
| | 2012 | 20 | $18.59 | to | $20.50 | $400 | 1.26% | 0.55% | to | 1.65% | 8.52% | to | 9.74% |
| | 2011 | 22 | $17.13 | to | $18.68 | $395 | 1.51% | 0.55% | to | 1.65% | 0.47% | to | 1.52% |
| | 2010 | 22 | $17.05 | to | $18.40 | $398 | 1.04% | 0.55% | to | 1.65% | 22.84% | to | 24.05% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Amana Growth Fund - Investor Class** | | | | | | | | | | | | | |
| 2014 | | 2,369 | $15.70 | to | $21.91 | $42,462 | 0.36% | 0.00% | to | 1.65% | 12.13% | to | 14.07% |
| 2013 | | 2,537 | $13.97 | to | $19.22 | $39,761 | 0.61% | 0.00% | to | 1.65% | 20.84% | to | 22.89% |
| 2012 | | 2,780 | $11.55 | to | $15.64 | $35,389 | 0.28% | 0.00% | to | 1.65% | 9.54% | to | 11.18% |
| 2011 | | 2,411 | $10.54 | to | $14.07 | $27,822 | 0.10% | 0.00% | to | 1.60% | -3.30% | to | -1.81% |
| 2010 | | 1,503 | $10.90 | to | $14.33 | $18,000 | 0.03% | 0.00% | to | 1.65% | 14.12% | to | 47.13% |
| **Amana Income Fund - Investor Class** | | | | | | | | | | | | | |
| 2014 | | 4,115 | $16.20 | to | $21.19 | $74,812 | 1.56% | 0.00% | to | 1.60% | 7.50% | to | 9.12% |
| 2013 | | 4,314 | $15.07 | to | $19.47 | $72,426 | 1.58% | 0.00% | to | 1.65% | 27.55% | to | 29.71% |
| 2012 | | 3,978 | $11.79 | to | $15.12 | $51,965 | 1.71% | 0.00% | to | 1.65% | -9.31% | to | 9.67% |
| 2011 | | 3,336 | $10.92 | to | $13.94 | $40,417 | 1.63% | 0.00% | to | 1.50% | 0.45% | to | 1.99% |
| 2010 | | 2,466 | $10.87 | to | $13.81 | $29,407 | 1.54% | 0.00% | to | 1.55% | 10.51% | to | 35.39% |
| **American Balanced Fund® - Class R-3** | | | | | | | | | | | | | |
| 2014 | | 383 | $17.09 | to | $20.24 | $7,317 | 1.19% | 0.00% | to | 1.55% | 6.81% | to | 8.53% |
| 2013 | | 415 | $16.00 | to | $18.65 | $7,353 | 1.39% | 0.00% | to | 1.55% | 19.49% | to | 21.34% |
| 2012 | | 396 | $13.39 | to | $15.37 | $5,771 | 1.67% | 0.00% | to | 1.55% | 12.05% | to | 13.85% |
| 2011 | | 446 | $11.95 | to | $13.50 | $5,726 | 1.88% | 0.00% | to | 1.55% | 1.96% | to | 3.45% |
| 2010 | | 497 | $11.72 | to | $13.05 | $6,178 | 1.82% | 0.00% | to | 1.55% | 11.01% | to | 12.69% |
| **American Beacon Small Cap Value Fund - Investor Class** | | | | | | | | | | | | | |
| 2014 | 05/16/2014 | 6 | $10.60 | to | $10.61 | $64 | (e) | 0.95% | to | 1.00% | | (e) | |
| 2013 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| 2012 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| 2011 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| 2010 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| **American Century Investments® Inflation-Adjusted Bond Fund - Investor Class** | | | | | | | | | | | | | |
| 2014 | | 2,408 | $9.85 | to | $12.79 | $29,023 | 1.48% | 0.00% | to | 1.90% | 0.70% | to | 2.65% |
| 2013 | | 2,767 | $11.41 | to | $12.46 | $32,860 | 1.18% | 0.00% | to | 1.90% | -10.79% | to | -9.12% |
| 2012 | | 4,134 | $12.79 | to | $13.71 | $54,588 | 2.39% | 0.00% | to | 1.90% | 4.66% | to | 6.69% |
| 2011 | | 3,484 | $12.22 | to | $12.85 | $43,588 | 3.98% | 0.00% | to | 1.90% | 10.89% | to | 13.02% |
| 2010 | | 1,607 | $11.02 | to | $11.37 | $17,967 | 2.49% | 0.00% | to | 1.90% | 3.75% | to | 5.47% |

VARIABLE ANNUITY ACCOUNT C OF
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **American Century Investments® Income & Growth Fund - A Class** | | | | | | | | | | | | | |
| 2014 | | 636 | $17.09 | to | $55.06 | $10,906 | 1.87% | 0.75% | to | 1.20% | 10.90% | to | 11.39% |
| 2013 | | 624 | $15.41 | to | $49.43 | $9,649 | 2.07% | 0.75% | to | 1.20% | 33.77% | to | 34.36% |
| 2012 | | 552 | $11.52 | to | $36.79 | $6,374 | 1.95% | 0.75% | to | 1.10% | 13.05% | to | 13.17% |
| 2011 | | 523 | $10.19 | to | $31.52 | $5,331 | 1.36% | | 1.00% | | 1.70% | to | 1.71% |
| 2010 | | 509 | $10.02 | to | $30.99 | $5,100 | 1.15% | | 1.00% | | 12.69% | to | 12.71% |
| **Fundamental Investors[SM] - Class R-3** | | | | | | | | | | | | | |
| 2014 | | 149 | $13.59 | to | $15.06 | $2,170 | 0.68% | 0.00% | to | 1.55% | 6.92% | to | 8.50% |
| 2013 | | 143 | $12.71 | to | $13.88 | $1,936 | 1.15% | 0.00% | to | 1.55% | 29.04% | to | 31.07% |
| 2012 | | 116 | $9.85 | to | $10.59 | $1,203 | 1.05% | 0.00% | to | 1.55% | 14.94% | to | 16.89% |
| 2011 | | 123 | $8.57 | to | $9.06 | $1,093 | 1.48% | 0.00% | to | 1.55% | -3.71% | to | -2.27% |
| 2010 | | 87 | $8.90 | to | $9.27 | $793 | 1.08% | 0.00% | to | 1.55% | 12.17% | to | 13.42% |
| **Fundamental Investors[SM] - Class R-4** | | | | | | | | | | | | | |
| 2014 | | 4,638 | $13.91 | to | $15.37 | $67,392 | 1.07% | 0.00% | to | 1.50% | 7.25% | to | 8.93% |
| 2013 | | 3,811 | $12.97 | to | $14.11 | $51,196 | 1.37% | 0.00% | to | 1.50% | 29.57% | to | 31.50% |
| 2012 | | 3,619 | $10.01 | to | $10.73 | $37,284 | 1.30% | 0.00% | to | 1.50% | 15.32% | to | 17.01% |
| 2011 | | 3,649 | $8.68 | to | $9.17 | $32,351 | 1.71% | 0.00% | to | 1.50% | -3.34% | to | -1.93% |
| 2010 | | 3,501 | $8.98 | to | $9.35 | $31,928 | 1.44% | 0.00% | to | 1.50% | 12.25% | to | 14.02% |
| **American Funds American Mutual Fund® - Class R-4** | | | | | | | | | | | | | |
| 2014 | | 127 | $16.21 | to | $17.16 | $2,154 | 1.97% | 0.00% | to | 1.40% | 11.00% | to | 12.60% |
| 2013 | | 59 | $14.60 | to | $15.24 | $888 | 1.90% | 0.00% | to | 1.40% | 26.08% | to | 26.92% |
| 2012 | | 5 | $11.58 | to | $11.74 | $61 | 2.99% | 0.75% | to | 1.40% | 10.60% | to | 11.39% |
| 2011 | 07/21/2011 | 1 | $10.47 | to | $10.54 | $6 | (b) | 0.75% | to | 1.40% | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Ariel Appreciation Fund - Investor Class** | | | | | | | | | | | | | |
| 2014 | | 30 | $20.37 | to | $23.47 | $697 | 0.70% | 0.60% | to | 1.90% | 6.09% | to | 7.46% |
| 2013 | | 35 | $19.20 | to | $21.84 | $740 | 0.75% | 0.60% | to | 1.90% | 43.50% | to | 45.41% |
| 2012 | | 59 | $13.38 | to | $15.02 | $866 | 0.91% | 0.60% | to | 1.90% | 17.06% | to | 18.64% |
| 2011 | | 55 | $11.43 | to | $12.66 | $679 | 0.40% | 0.60% | to | 1.90% | -9.07% | to | -8.08% |
| 2010 | | 62 | $12.40 | to | $13.61 | $833 | - | 0.75% | to | 2.10% | 17.20% | to | 18.76% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Ariel Fund - Investor Class** | | | | | | | | | | | | | |
| 2014 | | 590 | $18.58 | to | $30.44 | $11,912 | 0.60% | 0.00% | to | 1.90% | 8.90% | to | 10.91% |
| 2013 | | 571 | $17.00 | to | $27.52 | $10,567 | 0.82% | 0.00% | to | 1.90% | 41.91% | to | 44.72% |
| 2012 | | 258 | $11.93 | to | $18.86 | $3,328 | 0.97% | 0.00% | to | 1.90% | 18.22% | to | 20.37% |
| 2011 | | 286 | $10.06 | to | $15.99 | $3,064 | 0.25% | 0.00% | to | 1.70% | -12.80% | to | -11.35% |
| 2010 | | 202 | $11.52 | to | $17.82 | $2,518 | - | 0.00% | to | 2.10% | 23.35% | to | 25.12% |
| **Artisan International Fund - Investor Shares** | | | | | | | | | | | | | |
| 2014 | | 1,146 | $10.83 | to | $19.47 | $13,092 | 0.84% | 0.00% | to | 1.50% | -2.49% | to | -0.99% |
| 2013 | | 885 | $11.10 | to | $19.92 | $10,284 | 1.14% | 0.00% | to | 1.50% | 23.33% | to | 25.18% |
| 2012 | | 537 | $9.00 | to | $15.91 | $5,043 | 1.43% | 0.00% | to | 1.50% | 23.46% | to | 25.32% |
| 2011 | | 354 | $7.29 | to | $12.80 | $2,674 | 1.43% | 0.00% | to | 1.50% | -8.65% | to | -7.23% |
| 2010 | | 306 | $7.98 | to | $13.98 | $2,510 | 0.92% | 0.00% | to | 1.50% | 4.44% | to | 5.87% |
| **Aston/Fairpointe Mid Cap Fund - Class N** | | | | | | | | | | | | | |
| 2014 | | 2,535 | $15.45 | to | $20.37 | $47,419 | 0.11% | 0.00% | to | 1.50% | 8.08% | to | 9.69% |
| 2013 | | 1,924 | $14.21 | to | $18.57 | $33,435 | - | 0.00% | to | 1.50% | 42.35% | to | 44.51% |
| 2012 | | 712 | $9.93 | to | $12.85 | $8,892 | 1.09% | 0.00% | to | 1.50% | 14.67% | to | 16.39% |
| 2011 | | 512 | $10.77 | to | $11.04 | $5,556 | 0.24% | 0.00% | to | 1.50% | -7.87% | to | -6.79% |
| 2010 | 05/24/2010 | 249 | $11.69 | to | $11.79 | $2,925 | (a) | 0.25% | to | 1.50% | | (a) | |
| **BlackRock Equity Dividend Fund - Investor A Shares** | | | | | | | | | | | | | |
| 2014 | | 92 | $17.57 | to | $18.96 | $1,697 | 1.66% | 0.10% | to | 1.65% | 7.26% | to | 8.97% |
| 2013 | | 84 | $16.38 | to | $17.40 | $1,434 | 1.80% | 0.10% | to | 1.65% | 22.33% | to | 24.20% |
| 2012 | | 74 | $13.39 | to | $14.01 | $1,014 | 2.40% | 0.10% | to | 1.65% | 10.52% | to | 11.69% |
| 2011 | | 39 | $12.26 | to | $12.49 | $487 | 2.09% | 0.25% | to | 1.25% | | 4.75% | |
| 2010 | 07/19/2010 | 15 | | $11.80 | | $183 | (a) | | 0.80% | | | (a) | |
| **BlackRock Mid Cap Value Opportunities Fund - Institutional Shares** | | | | | | | | | | | | | |
| 2014 | 08/05/2014 | 2 | $10.24 | to | $10.30 | $21 | (e) | 0.40% | to | 1.40% | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2012 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2011 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2010 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **BlackRock Mid Cap Value Opportunities Fund - Investor A Shares** | | | | | | | | | | | | | |
| 2014 | | 689 | $23.40 | to | $25.47 | $16,783 | 0.49% | 0.00% | to | 1.50% | 4.79% | to | 6.39% |
| 2013 | | 696 | $22.33 | to | $23.94 | $16,116 | 0.56% | 0.00% | to | 1.50% | 31.35% | to | 33.30% |
| 2012 | | 556 | $17.00 | to | $17.96 | $9,764 | 0.37% | 0.00% | to | 1.50% | 11.48% | to | 13.17% |
| 2011 | | 478 | $15.25 | to | $15.91 | $7,480 | 0.42% | 0.00% | to | 1.50% | -2.06% | to | -0.56% |
| 2010 | | 285 | $15.57 | to | $16.16 | $4,516 | - | 0.00% | to | 1.50% | 24.01% | to | 25.18% |
| **Bond Fund of America[SM] - Class R-4** | | | | | | | | | | | | | |
| 2014 | | 789 | $11.40 | to | $12.60 | $9,317 | 2.09% | 0.00% | to | 1.50% | 3.92% | to | 5.53% |
| 2013 | | 819 | $10.97 | to | $11.94 | $9,244 | 2.35% | 0.00% | to | 1.50% | -3.43% | to | -1.97% |
| 2012 | | 942 | $11.36 | to | $12.18 | $10,954 | 2.62% | 0.00% | to | 1.50% | 4.32% | to | 5.91% |
| 2011 | | 831 | $10.89 | to | $11.50 | $9,219 | 3.28% | 0.00% | to | 1.50% | 4.91% | to | 6.48% |
| 2010 | | 780 | $10.38 | to | $10.80 | $8,210 | 4.03% | 0.00% | to | 1.50% | 5.70% | to | 7.25% |
| **Calvert VP SRI Balanced Portfolio** | | | | | | | | | | | | | |
| 2014 | | 1,780 | $13.52 | to | $44.87 | $53,491 | 1.54% | 0.00% | to | 1.50% | 7.95% | to | 9.60% |
| 2013 | | 1,917 | $12.44 | to | $41.44 | $52,700 | 1.06% | 0.00% | to | 1.50% | 16.21% | to | 18.04% |
| 2012 | | 1,973 | $10.64 | to | $35.53 | $46,174 | 1.25% | 0.00% | to | 1.50% | 8.85% | to | 10.41% |
| 2011 | | 2,054 | $9.72 | to | $32.50 | $44,041 | 1.30% | 0.00% | to | 1.50% | 2.98% | to | 4.61% |
| 2010 | | 2,182 | $9.38 | to | $31.39 | $45,223 | 1.41% | 0.00% | to | 1.50% | 10.42% | to | 12.09% |
| **Capital World Growth & Income Fund[SM] - Class R-3** | | | | | | | | | | | | | |
| 2014 | | 41 | $18.22 | to | $19.56 | $775 | 2.05% | 0.00% | to | 1.25% | 2.36% | to | 3.66% |
| 2013 | | 37 | $17.80 | to | $18.87 | $685 | 2.17% | 0.00% | to | 1.25% | 22.93% | to | 24.55% |
| 2012 | | 35 | $14.48 | to | $15.15 | $513 | 2.16% | 0.00% | to | 1.25% | 17.34% | to | 18.52% |
| 2011 | | 33 | $12.34 | to | $12.69 | $415 | 2.06% | 0.20% | to | 1.25% | -9.00% | to | -8.04% |
| 2010 | | 27 | $13.56 | to | $13.80 | $363 | 2.65% | 0.20% | to | 1.25% | 6.85% | to | 6.85% |
| **Cohen & Steers Realty Shares, Inc.** | | | | | | | | | | | | | |
| 2014 | | 469 | $14.01 | to | $14.81 | $6,678 | 2.44% | 0.00% | to | 1.50% | 28.18% | to | 30.26% |
| 2013 | | 220 | $10.93 | to | $11.37 | $2,434 | 2.76% | 0.00% | to | 1.50% | 1.58% | to | 3.08% |
| 2012 | | 197 | $10.76 | to | $11.03 | $2,138 | 2.49% | 0.00% | to | 1.50% | 13.98% | to | 15.46% |
| 2011 | 05/13/2011 | 71 | $9.44 | to | $9.52 | $677 | (b) | 0.25% | to | 1.50% | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

262

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Columbia[SM] Acorn® Fund - Class A Shares | | | | | | | | | | | | | |
| 2014 | | 5 | $18.64 | to | $18.92 | $100 | - | 0.70% | to | 1.00% | -0.48% | to | -0.26% |
| 2013 | | 5 | $18.40 | to | $18.88 | $103 | - | 0.80% | to | 1.45% | 28.67% | to | 29.39% |
| 2012 | | 6 | $14.30 | to | $14.53 | $85 | - | 0.90% | to | 1.45% | 15.88% | to | 16.52% |
| 2011 | | 6 | $12.34 | to | $12.47 | $69 | - | 0.90% | to | 1.45% | | -5.98% | |
| 2010 | 08/06/2010 | 1 | $13.20 | to | $13.23 | $9 | (a) | 0.95% | to | 1.15% | | (a) | |
| Columbia[SM] Acorn® Fund - Class Z Shares | | | | | | | | | | | | | |
| 2014 | | 4 | | $15.35 | | $58 | - | | 1.25% | | | -0.45% | |
| 2013 | | 4 | | $15.42 | | $54 | - | | 1.25% | | | 29.25% | |
| 2012 | | 3 | | $11.93 | | $39 | - | | 1.25% | | | 16.50% | |
| 2011 | | 1,012 | $10.24 | to | $10.72 | $10,848 | 0.32% | 0.00% | to | 1.25% | -5.80% | to | -4.63% |
| 2010 | | 631 | $10.87 | to | $11.24 | $7,095 | 0.17% | 0.00% | to | 1.25% | 24.37% | to | 26.01% |
| Columbia Mid Cap Value Fund - Class A Shares | | | | | | | | | | | | | |
| 2014 | | 656 | $14.97 | to | $16.82 | $10,416 | 0.50% | 0.00% | to | 1.75% | 10.20% | to | 11.72% |
| 2013 | | 419 | $13.72 | to | $14.89 | $5,980 | 0.40% | 0.15% | to | 1.60% | 32.95% | to | 34.88% |
| 2012 | | 388 | $10.32 | to | $10.98 | $4,121 | 0.76% | 0.25% | to | 1.60% | 14.67% | to | 16.22% |
| 2011 | | 413 | $9.00 | to | $9.45 | $3,805 | 0.57% | 0.25% | to | 1.60% | -5.74% | to | -4.55% |
| 2010 | | 399 | $9.54 | to | $9.90 | $3,877 | 1.20% | 0.25% | to | 1.65% | 21.09% | to | 22.68% |
| Columbia Mid Cap Value Fund - Class Z Shares | | | | | | | | | | | | | |
| 2014 | | - | | $16.23 | | $2 | - | | 0.80% | | | 11.47% | |
| 2013 | | - | | $14.56 | | $2 | - | | 0.80% | | | 34.32% | |
| 2012 | | - | | $10.84 | | $1 | 0.75% | | 0.80% | | | 15.94% | |
| 2011 | | 557 | $9.35 | to | $9.63 | $5,363 | 1.04% | 0.00% | to | 0.80% | -4.79% | to | -3.99% |
| 2010 | | 273 | $9.82 | to | $10.03 | $2,739 | 1.48% | 0.00% | to | 0.80% | 22.14% | to | 23.22% |
| CRM Mid Cap Value Fund - Investor Shares | | | | | | | | | | | | | |
| 2014 | | 13 | $20.38 | to | $21.75 | $288 | 0.67% | 0.40% | to | 1.55% | 4.22% | to | 5.01% |
| 2013 | | 15 | $19.53 | to | $20.60 | $313 | 0.37% | 0.45% | to | 1.60% | 30.99% | to | 32.48% |
| 2012 | | 15 | $14.83 | to | $15.55 | $232 | 0.89% | 0.45% | to | 1.75% | 15.93% | to | 17.09% |
| 2011 | | 16 | $12.93 | to | $13.28 | $216 | 0.46% | 0.45% | to | 1.45% | -8.33% | to | -7.59% |
| 2010 | | 16 | $14.11 | to | $14.37 | $223 | 0.68% | 0.45% | to | 1.55% | 17.78% | to | 18.08% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Davis Financial Fund - Class Y** | | | | | | | | | | | | | |
| 2014 | 08/28/2014 | - | $10.48 | | | - | (e) | 0.95% | | | (e) | | |
| 2013 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2012 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2011 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **Delaware Diversified Income Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 434 | $10.27 | | | $4,462 | 3.65% | 0.95% | | | 4.16% | | |
| 2013 | | 191 | $9.86 | | | $1,887 | 4.09% | 0.95% | | | -2.38% | | |
| 2012 | 09/14/2012 | 79 | $10.10 | | | $801 | (c) | 0.95% | | | (c) | | |
| 2011 | | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2010 | | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| **Delaware Small Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 55 | $12.49 | to | $12.73 | $692 | 0.50% | 0.25% | to | 1.40% | 4.07% | to | 5.12% |
| 2013 | 05/10/2013 | 9 | $12.03 | to | $12.11 | $109 | (d) | 0.25% | to | 1.25% | (d) | | |
| 2012 | | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2011 | | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2010 | | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| **Deutsche Small Cap Growth Fund - Class S** | | | | | | | | | | | | | |
| 2014 | 08/15/2014 | 2 | $10.98 | to | $11.00 | $24 | (e) | 1.05% | to | 1.40% | (e) | | |
| 2013 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2012 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2011 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **Dodge & Cox International Stock Fund** | | | | | | | | | | | | | |
| 2014 | | 27 | $13.95 | to | $14.98 | $393 | 2.33% | 0.50% | to | 1.95% | -1.90% | to | -0.47% |
| 2013 | | 26 | $14.22 | to | $15.05 | $380 | 1.99% | 0.50% | to | 1.95% | 23.87% | to | 25.42% |
| 2012 | | 19 | $11.48 | to | $11.88 | $224 | 2.78% | 0.75% | to | 1.95% | 18.85% | to | 20.12% |
| 2011 | | 14 | $9.69 | to | $9.89 | $136 | (f) | 0.75% | to | 1.85% | (f) | | |
| 2010 | 10/18/2010 | - | $11.80 | | | $4 | (a) | 1.35% | | | (a) | | |

264

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Dodge & Cox Stock Fund** | | | | | | | | | | | | | |
| 2014 | | 15 | $19.45 | to | $20.73 | $302 | 1.86% | 0.50% | to | 1.80% | 8.46% | to | 9.86% |
| 2013 | | 7 | $17.93 | to | $18.87 | $128 | 1.28% | 0.50% | to | 1.80% | | 38.03% | |
| 2012 | | 2 | $12.99 | to | $13.16 | $28 | (f) | 1.35% | to | 1.80% | | (f) | |
| 2011 | 01/10/2011 | 2 | $10.86 | to | $10.98 | $24 | (b) | 1.15% | to | 1.70% | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Deutsche Equity 500 Index Fund - Class S** | | | | | | | | | | | | | |
| 2014 | | 33 | | $22.89 | | $746 | 1.83% | | 1.00% | | | 12.15% | |
| 2013 | | 33 | | $20.41 | | $676 | 1.89% | | 1.00% | | | 30.67% | |
| 2012 | | 31 | | $15.62 | | $491 | 2.02% | | 1.00% | | | 14.43% | |
| 2011 | | 29 | | $13.65 | | $400 | 1.86% | | 1.00% | | | 0.89% | |
| 2010 | | 26 | | $13.53 | | $351 | 1.67% | | 1.00% | | | 13.79% | |
| **Eaton Vance Large-Cap Value Fund - Class R Shares** | | | | | | | | | | | | | |
| 2014 | | 5 | $19.91 | to | $20.89 | $93 | 0.89% | 0.20% | to | 1.05% | 9.52% | to | 10.47% |
| 2013 | | 7 | $18.18 | to | $18.91 | $131 | 0.87% | 0.20% | to | 1.05% | 28.16% | to | 28.73% |
| 2012 | | 7 | $14.13 | to | $14.69 | $98 | 1.39% | 0.20% | to | 1.25% | 14.04% | to | 15.31% |
| 2011 | | 4 | $12.29 | to | $12.74 | $46 | 2.38% | 0.20% | to | 1.55% | -5.26% | to | -4.93% |
| 2010 | | 3 | $13.20 | to | $13.40 | $38 | - | 0.20% | to | 1.10% | 9.09% | to | 9.17% |
| **EuroPacific Growth Fund® - Class R-3** | | | | | | | | | | | | | |
| 2014 | | 349 | $18.22 | to | $21.58 | $7,100 | 0.95% | 0.00% | to | 1.55% | -4.46% | to | -2.92% |
| 2013 | | 410 | $19.07 | to | $22.23 | $8,662 | 0.65% | 0.00% | to | 1.55% | 18.01% | to | 19.77% |
| 2012 | | 494 | $16.16 | to | $18.56 | $8,750 | 1.35% | 0.00% | to | 1.55% | 17.02% | to | 18.90% |
| 2011 | | 649 | $13.81 | to | $15.61 | $9,736 | 1.18% | 0.00% | to | 1.55% | -15.17% | to | -13.85% |
| 2010 | | 742 | $16.06 | to | $18.12 | $12,954 | 1.19% | 0.00% | to | 1.75% | 7.21% | to | 9.09% |
| **EuroPacific Growth Fund® - Class R-4** | | | | | | | | | | | | | |
| 2014 | | 15,222 | $10.24 | to | $22.06 | $295,528 | 1.33% | 0.00% | to | 1.50% | -4.13% | to | -2.61% |
| 2013 | | 15,518 | $10.61 | to | $22.67 | $314,660 | 1.02% | 0.00% | to | 1.50% | 18.42% | to | 20.50% |
| 2012 | | 15,728 | $8.91 | to | $18.86 | $268,614 | 1.82% | 0.00% | to | 1.50% | 17.44% | to | 19.23% |
| 2011 | | 16,297 | $7.54 | to | $15.82 | $235,342 | 1.54% | 0.00% | to | 1.50% | -14.91% | to | -13.60% |
| 2010 | | 16,595 | $8.81 | to | $18.31 | $279,835 | 1.48% | 0.00% | to | 1.50% | 7.74% | to | 9.40% |

# VARIABLE ANNUITY ACCOUNT C OF
## VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Fidelity Advisor® New Insights Fund - Institutional Class** | | | | | | | | | | | | | |
| 2014 | | 51 | $10.87 | to | $20.27 | $934 | 0.24% | 0.40% | to | 1.95% | 7.38% | to | 9.10% |
| 2013 | | 40 | $17.49 | to | $18.58 | $729 | - | 0.40% | to | 1.95% | 30.13% | to | 32.15% |
| 2012 | | 34 | $13.44 | to | $14.06 | $465 | - | 0.40% | to | 1.95% | 14.15% | to | 15.72% |
| 2011 | | 22 | $11.82 | to | $12.15 | $259 | (f) | 0.40% | to | 1.85% | | (f) | |
| 2010 | 08/12/2010 | 3 | $12.21 | to | $12.24 | $38 | (a) | 0.90% | to | 1.15% | | (a) | |
| **Fidelity® VIP Equity-Income Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 9,616 | $12.83 | to | $44.27 | $301,864 | 2.80% | 0.00% | to | 1.95% | 6.58% | to | 8.75% |
| 2013 | | 10,575 | $11.91 | to | $41.19 | $306,607 | 2.51% | 0.00% | to | 1.95% | 25.63% | to | 28.10% |
| 2012 | | 11,678 | $9.38 | to | $32.52 | $264,552 | 3.11% | 0.00% | to | 1.95% | 15.02% | to | 17.37% |
| 2011 | | 13,226 | $8.07 | to | $28.04 | $256,279 | 2.48% | 0.00% | to | 1.95% | -0.94% | to | 1.01% |
| 2010 | | 14,409 | $8.06 | to | $28.09 | $280,318 | 1.76% | 0.00% | to | 2.15% | 12.73% | to | 15.25% |
| **Fidelity® VIP Growth Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 10,303 | $13.57 | to | $45.36 | $292,498 | 0.19% | 0.00% | to | 1.75% | 9.42% | to | 11.34% |
| 2013 | | 10,711 | $12.30 | to | $41.23 | $275,001 | 0.28% | 0.00% | to | 1.75% | 33.95% | to | 36.33% |
| 2012 | | 11,796 | $9.10 | to | $30.59 | $225,077 | 0.62% | 0.00% | to | 1.75% | 12.69% | to | 14.70% |
| 2011 | | 12,717 | $8.01 | to | $26.98 | $214,512 | 0.38% | 0.00% | to | 1.80% | -1.49% | to | 0.18% |
| 2010 | | 13,207 | $8.07 | to | $27.24 | $225,726 | 0.34% | 0.00% | to | 1.85% | 21.91% | to | 24.36% |
| **Fidelity® VIP High Income Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 812 | $14.94 | to | $15.85 | $12,151 | 6.10% | 0.95% | to | 1.50% | -0.38% | to | 0.20% |
| 2013 | | 759 | $14.91 | to | $15.91 | $11,354 | 5.55% | 0.95% | to | 1.50% | 4.40% | to | 5.00% |
| 2012 | | 852 | $14.20 | to | $15.24 | $12,167 | 6.21% | 0.95% | to | 1.50% | 12.56% | to | 13.15% |
| 2011 | | 770 | $12.55 | to | $13.54 | $9,729 | 6.80% | 0.95% | to | 1.50% | 2.42% | to | 3.04% |
| 2010 | | 812 | $12.18 | to | $13.22 | $9,957 | 7.77% | 0.95% | to | 1.50% | 12.13% | to | 12.78% |
| **Fidelity® VIP Overseas Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 1,667 | $8.96 | to | $24.80 | $29,883 | 1.30% | 0.00% | to | 1.50% | -9.46% | to | -8.07% |
| 2013 | | 1,864 | $9.83 | to | $27.07 | $36,312 | 1.36% | 0.00% | to | 1.50% | 28.47% | to | 30.42% |
| 2012 | | 1,924 | $7.61 | to | $20.76 | $29,379 | 1.91% | 0.00% | to | 1.50% | 18.92% | to | 20.83% |
| 2011 | | 2,181 | $6.36 | to | $17.19 | $27,985 | 1.44% | 0.00% | to | 1.50% | -18.39% | to | -17.16% |
| 2010 | | 2,316 | $7.74 | to | $20.75 | $36,340 | 1.31% | 0.00% | to | 1.50% | 11.42% | to | 13.20% |

| Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Fidelity® VIP Contrafund® Portfolio - Initial Class** | | | | | | | | | | | | |
| 2014 | 32,591 | $14.21 | to | $60.97 | 1,379,550 | 0.95% | 0.00% | to | 1.95% | 9.83% | to | 12.30% |
| 2013 | 34,517 | $12.81 | to | $54.32 | 1,320,713 | 1.07% | 0.00% | to | 1.95% | 28.75% | to | 31.32% |
| 2012 | 36,247 | $9.84 | to | $41.86 | 1,085,469 | 1.39% | 0.00% | to | 1.95% | 14.15% | to | 16.42% |
| 2011 | 37,831 | $8.53 | to | $36.35 | 988,331 | 1.03% | 0.00% | to | 1.95% | -4.39% | to | -2.54% |
| 2010 | 38,963 | $8.83 | to | $37.67 | 1,058,819 | 1.19% | 0.00% | to | 2.15% | 14.74% | to | 17.37% |
| **Fidelity® VIP Index 500 Portfolio - Initial Class** | | | | | | | | | | | | |
| 2014 | 3,986 | $44.11 | to | $44.18 | 176,091 | 1.67% | 0.95% | to | 1.20% | 12.22% | to | 12.50% |
| 2013 | 3,904 | $39.21 | to | $39.37 | 153,676 | 1.96% | 0.95% | to | 1.20% | 30.71% | to | 31.01% |
| 2012 | 3,845 | $29.93 | to | $30.12 | 115,759 | 2.20% | 0.95% | to | 1.10% | 14.66% | to | 14.81% |
| 2011 | 3,936 | $26.07 | to | $26.27 | 103,342 | 1.98% | 0.95% | to | 1.00% | 1.04% | to | 1.09% |
| 2010 | 4,089 | $25.79 | to | $26.00 | 106,249 | 1.90% | 0.95% | to | 1.00% | 13.84% | to | 13.91% |
| **Fidelity® VIP Mid Cap Portfolio - Initial Class** | | | | | | | | | | | | |
| 2014 | 1,283 | | $22.96 | | 29,464 | 0.26% | | - | | | 6.30% | |
| 2013 | 1,290 | | $21.60 | | 27,855 | 0.52% | | - | | | 36.19% | |
| 2012 | 1,299 | | $15.86 | | 20,599 | 0.66% | | - | | | 14.84% | |
| 2011 | 1,311 | | $13.81 | | 18,110 | 0.26% | | - | | | -10.61% | |
| 2010 | 1,329 | | $15.45 | | 20,531 | 0.39% | | - | | | 28.86% | |
| **Fidelity® VIP Asset Manager Portfolio - Initial Class** | | | | | | | | | | | | |
| 2014 | 759 | $29.83 | to | $29.88 | 22,661 | 1.50% | 0.95% | to | 1.20% | 4.59% | to | 4.81% |
| 2013 | 814 | $28.46 | to | $28.57 | 23,250 | 1.53% | 0.95% | to | 1.20% | 14.33% | to | 14.62% |
| 2012 | 905 | $24.83 | to | $24.99 | 22,592 | 1.59% | 0.95% | to | 1.10% | 11.26% | to | 11.40% |
| 2011 | 930 | $22.29 | to | $22.46 | 20,844 | 2.01% | 0.95% | to | 1.00% | -3.52% | to | -3.46% |
| 2010 | 947 | $23.09 | to | $23.28 | 22,008 | 1.67% | 0.95% | to | 1.00% | 13.12% | to | 13.19% |
| **Franklin Mutual Global Discovery Fund - Class R** | | | | | | | | | | | | |
| 2014 | 108 | $13.50 | to | $25.31 | 2,593 | 1.88% | 0.10% | to | 1.55% | 3.20% | to | 4.55% |
| 2013 | 113 | $13.03 | to | $24.06 | 2,610 | 1.27% | 0.15% | to | 1.55% | 23.10% | to | 24.86% |
| 2012 | 131 | $10.55 | to | $19.27 | 2,419 | 1.30% | 0.15% | to | 1.55% | 11.32% | to | 12.89% |
| 2011 | 171 | $15.28 | to | $17.07 | 2,800 | 1.26% | 0.15% | to | 1.55% | -4.68% | to | -3.42% |
| 2010 | 228 | $15.81 | to | $17.53 | 3,888 | 1.60% | 0.25% | to | 1.75% | 8.96% | to | 10.53% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Franklin Biotechnology Discovery Fund - Advisor Class** | | | | | | | | | | | | | |
| 2014 | 09/10/2014 | 7 | $10.88 | to | $14.12 | $97 | (e) | 0.95% | to | 1.25% | (e) | | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2012 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2011 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2010 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| **Franklin Natural Resources Fund - Advisor Class** | | | | | | | | | | | | | |
| 2014 | 08/27/2014 | - | $7.30 | to | $7.31 | $3 | (e) | 1.15% | to | 1.40% | (e) | | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2012 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2011 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2010 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| **Franklin Small-Mid Cap Growth Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 14 | $20.69 | to | $23.71 | $306 | - | 0.20% | to | 1.45% | 5.99% | to | 7.29% |
| 2013 | | 36 | $18.95 | to | $22.10 | $759 | - | 0.20% | to | 1.75% | 36.60% | to | 38.30% |
| 2012 | | 36 | $14.29 | to | $15.98 | $553 | - | 0.20% | to | 1.45% | 9.17% | to | 10.59% |
| 2011 | | 49 | $12.78 | to | $14.45 | $673 | - | 0.20% | to | 1.75% | -6.58% | to | -5.57% |
| 2010 | | 47 | $13.68 | to | $15.12 | $681 | - | 0.30% | to | 1.75% | 26.20% | to | 28.04% |
| **Franklin Small Cap Value VIP Fund - Class 2** | | | | | | | | | | | | | |
| 2014 | | 4,562 | $15.55 | to | $33.03 | $132,108 | 0.62% | 0.00% | to | 1.75% | -1.18% | to | 0.87% |
| 2013 | | 4,953 | $15.61 | to | $32.84 | $144,001 | 1.30% | 0.00% | to | 1.75% | 33.84% | to | 36.21% |
| 2012 | | 5,113 | $11.56 | to | $24.11 | $110,112 | 0.79% | 0.00% | to | 1.75% | 16.34% | to | 18.42% |
| 2011 | | 5,934 | $9.85 | to | $20.36 | $109,148 | 0.70% | 0.00% | to | 1.75% | -5.40% | to | -3.71% |
| 2010 | | 6,233 | $10.33 | to | $21.19 | $119,932 | 0.74% | 0.00% | to | 1.95% | 25.72% | to | 28.24% |
| **Goldman Sachs Growth Opportunities Fund - Class IR Shares** | | | | | | | | | | | | | |
| 2014 | 08/27/2014 | - | $11.28 | to | $11.29 | $3 | (e) | 1.10% | to | 1.25% | (e) | | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2012 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2011 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2010 | | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Growth Fund of America® - Class R-3** | | | | | | | | | | | | | |
| 2014 | | 794 | $16.46 | to | $22.93 | $16,720 | 0.03% | 0.00% | to | 1.55% | 7.31% | to | 8.93% |
| 2013 | | 819 | $15.26 | to | $21.05 | $15,914 | 0.03% | 0.00% | to | 1.55% | 31.37% | to | 33.40% |
| 2012 | | 847 | $11.56 | to | $15.78 | $12,373 | 0.44% | 0.00% | to | 1.55% | 18.35% | to | 20.18% |
| 2011 | | 1,165 | $9.71 | to | $13.13 | $14,365 | 0.34% | 0.00% | to | 1.55% | -6.60% | to | -5.13% |
| 2010 | | 1,342 | $10.34 | to | $13.84 | $17,580 | 0.60% | 0.00% | to | 1.75% | 9.96% | to | 11.97% |
| **Growth Fund of America® - Class R-4** | | | | | | | | | | | | | |
| 2014 | | 17,901 | $14.21 | to | $23.65 | $380,060 | 0.33% | 0.00% | to | 1.50% | 7.64% | to | 9.61% |
| 2013 | | 18,546 | $13.12 | to | $21.64 | $363,914 | 0.33% | 0.00% | to | 1.50% | 31.83% | to | 33.83% |
| 2012 | | 19,382 | $9.90 | to | $16.17 | $287,158 | 0.76% | 0.00% | to | 1.50% | 18.73% | to | 20.61% |
| 2011 | | 21,865 | $8.28 | to | $13.42 | $271,700 | 0.64% | 0.00% | to | 1.50% | -6.27% | to | -4.82% |
| 2010 | | 23,779 | $8.79 | to | $14.10 | $313,633 | 0.88% | 0.00% | to | 1.50% | 10.63% | to | 12.30% |
| **The Hartford Capital Appreciation Fund - Class R4** | | | | | | | | | | | | | |
| 2014 | | - | $17.34 | | | - | - | 0.65% | | | 6.64% | | |
| 2013 | | - | $16.26 | | | - | - | 0.65% | | | 40.78% | | |
| 2012 | | 14 | $11.55 | | | $159 | 0.60% | 0.65% | | | 19.44% | | |
| 2011 | | 18 | $9.67 | | | $173 | 1.65% | 0.65% | | | -15.77% | | |
| 2010 | 07/19/2010 | 17 | $11.48 | | | $190 | (a) | 0.65% | | | (a) | | |
| **The Hartford Dividend And Growth Fund - Class R4** | | | | | | | | | | | | | |
| 2014 | | - | $18.23 | | | $5 | - | 0.65% | | | 11.64% | | |
| 2013 | | - | $16.33 | | | $4 | 3.02% | 0.65% | | | 30.12% | | |
| 2012 | | 21 | $12.55 | | | $261 | 1.38% | 0.65% | | | 12.15% | | |
| 2011 | | 2 | $11.19 | | | $28 | - | 0.65% | | | 0.27% | | |
| 2010 | 06/29/2010 | 4 | $11.16 | | | $46 | (a) | 0.65% | | | (a) | | |
| **Income Fund of America® - Class R-3** | | | | | | | | | | | | | |
| 2014 | | 134 | $17.54 | to | $20.77 | $2,622 | 2.79% | 0.00% | to | 1.55% | 6.37% | to | 8.01% |
| 2013 | | 131 | $16.49 | to | $19.23 | $2,392 | 3.02% | 0.00% | to | 1.55% | 15.96% | to | 17.76% |
| 2012 | | 129 | $14.22 | to | $16.33 | $1,985 | 3.31% | 0.00% | to | 1.55% | 10.00% | to | 11.62% |
| 2011 | | 153 | $13.10 | to | $14.63 | $2,121 | 3.64% | 0.00% | to | 1.40% | 3.72% | to | 5.18% |
| 2010 | | 147 | $12.33 | to | $13.91 | $1,942 | 3.82% | 0.00% | to | 1.75% | 9.70% | to | 11.55% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Ivy Science and Technology Fund - Class Y** | | | | | | | | | | | | | |
| 2014 | 08/15/2014 | 3 | $10.84 | to | $10.85 | $31 | (e) | 0.95% | to | 1.15% | (e) | | |
| 2013 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2012 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2011 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **Janus Aspen Series Balanced Portfolio - Institutional Shares** | | | | | | | | | | | | | |
| 2014 | | 3 | $32.95 | to | $50.91 | $147 | 2.00% | 0.50% | to | 1.40% | 7.02% | to | 7.96% |
| 2013 | | 3 | $30.58 | to | $47.51 | $153 | 1.83% | 0.50% | to | 1.40% | 18.46% | to | 19.58% |
| 2012 | | 4 | $25.63 | to | $40.04 | $174 | 3.08% | 0.50% | to | 1.40% | 12.05% | to | 13.05% |
| 2011 | | 4 | $22.71 | to | $35.79 | $151 | 2.55% | 0.40% | to | 1.40% | 0.23% | to | 1.11% |
| 2010 | | 7 | $22.50 | to | $35.55 | $242 | 2.78% | 0.50% | to | 1.40% | 6.87% | to | 7.87% |
| **Janus Aspen Series Enterprise Portfolio - Institutional Shares** | | | | | | | | | | | | | |
| 2014 | | 6 | $32.59 | to | $51.62 | $282 | 0.33% | 0.45% | to | 1.50% | 10.84% | to | 12.00% |
| 2013 | | 7 | $29.17 | to | $46.45 | $326 | 0.29% | 0.45% | to | 1.50% | 30.42% | to | 31.81% |
| 2012 | | 11 | $22.19 | to | $35.53 | $365 | - | 0.45% | to | 1.50% | 15.58% | to | 16.74% |
| 2011 | | 11 | $19.05 | to | $30.67 | $322 | - | 0.40% | to | 1.50% | -2.91% | to | -1.84% |
| 2010 | | 12 | $19.46 | to | $31.51 | $363 | - | 0.45% | to | 1.50% | 24.01% | to | 25.27% |
| **Janus Aspen Series Flexible Bond Portfolio - Institutional Shares** | | | | | | | | | | | | | |
| 2014 | | 1 | $22.03 | to | $32.21 | $40 | 2.56% | 0.50% | to | 1.50% | 3.38% | to | 4.39% |
| 2013 | | 1 | $21.24 | to | $31.08 | $38 | 5.13% | 0.50% | to | 1.50% | -1.62% | to | -0.62% |
| 2012 | | 1 | $21.52 | to | $31.52 | $40 | 1.90% | 0.50% | to | 1.50% | 6.72% | to | 7.80% |
| 2011 | | 2 | $20.09 | to | $29.46 | $65 | 7.63% | 0.50% | to | 1.50% | 5.15% | to | 6.19% |
| 2010 | | 3 | $18.80 | to | $27.94 | $66 | 3.13% | 0.50% | to | 1.50% | 6.38% | to | 7.47% |
| **Janus Aspen Series Global Research Portfolio - Institutional Shares** | | | | | | | | | | | | | |
| 2014 | | 4 | $16.46 | to | $31.40 | $102 | 1.52% | 0.45% | to | 1.50% | 5.87% | to | 6.98% |
| 2013 | | 6 | $15.43 | to | $29.59 | $161 | 1.35% | 0.45% | to | 1.50% | 26.46% | to | 27.83% |
| 2012 | | 6 | $12.10 | to | $23.33 | $135 | 0.80% | 0.45% | to | 1.50% | 18.33% | to | 19.52% |
| 2011 | | 6 | $10.15 | to | $19.68 | $114 | 0.72% | 0.40% | to | 1.50% | -15.03% | to | -14.08% |
| 2010 | | 8 | $11.85 | to | $23.10 | $164 | 0.60% | 0.45% | to | 1.50% | 14.08% | to | 15.28% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Janus Aspen Series Janus Portfolio - Institutional Shares** | | | | | | | | | | | | | |
| 2014 | | 3 | $14.52 | to | $35.95 | $82 | - | 0.50% | to | 1.25% | 11.61% | to | 12.40% |
| 2013 | | 3 | $12.96 | to | $32.19 | $78 | 1.35% | 0.50% | to | 1.25% | 28.71% | to | 29.67% |
| 2012 | | 4 | $10.04 | to | $24.98 | $70 | - | 0.50% | to | 1.40% | 16.99% | to | 18.06% |
| 2011 | | 4 | $8.54 | to | $21.31 | $57 | - | 0.50% | to | 1.40% | -6.62% | to | -5.81% |
| 2010 | | 5 | $9.10 | to | $22.41 | $82 | 1.20% | 0.50% | to | 1.40% | 12.89% | to | 14.00% |
| **JPMorgan Equity Income Fund - Select Class Shares** | | | | | | | | | | | | | |
| 2014 | 08/11/2014 | 6 | $11.00 | to | $11.03 | $68 | (e) | 0.95% | to | 1.25% | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2012 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2011 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2010 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **JPMorgan Government Bond Fund - Select Class Shares** | | | | | | | | | | | | | |
| 2014 | | 42 | | $10.02 | | $426 | 1.50% | | 0.95% | | | 4.59% | |
| 2013 | | 25 | | $9.58 | | $242 | 5.56% | | 0.95% | | | -4.58% | |
| 2012 | 11/05/2012 | 1 | | $10.04 | | $10 | (c) | | 0.95% | | | (c) | |
| 2011 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2010 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Lazard Emerging Markets Equity Portfolio - Open Shares** | | | | | | | | | | | | | |
| 2014 | | - | | $11.72 | | - | (f) | | 0.70% | | | (f) | |
| 2013 | 09/25/2013 | - | | $12.30 | | - | (d) | | 0.80% | | | (d) | |
| 2012 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2011 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2010 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **Lazard U.S. Mid Cap Equity Portfolio - Open Shares** | | | | | | | | | | | | | |
| 2014 | | 322 | $12.32 | to | $14.54 | $4,184 | 0.22% | 0.00% | to | 1.50% | 12.20% | to | 13.95% |
| 2013 | | 339 | $10.98 | to | $12.76 | $3,922 | 0.29% | 0.00% | to | 1.50% | 30.71% | to | 32.57% |
| 2012 | | 571 | $8.40 | to | $9.63 | $5,049 | 0.07% | 0.00% | to | 1.50% | 3.83% | to | 5.48% |
| 2011 | | 452 | $8.09 | to | $9.13 | $3,793 | 0.03% | 0.00% | to | 1.50% | -7.22% | to | -5.86% |
| 2010 | | 287 | $8.72 | to | $9.70 | $2,566 | 0.86% | 0.00% | to | 1.50% | 21.28% | to | 23.10% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ClearBridge Aggressive Growth Fund - Class I** | | | | | | | | | | | | | |
| 2014 | 08/15/2014 | 9 | $11.02 | to | $11.10 | $96 | (e) | 0.10% | to | 1.25% | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2012 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2011 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2010 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **LKCM Aquinas Growth Fund** | | | | | | | | | | | | | |
| 2014 | | 25 | | $13.87 | | $348 | - | | 0.90% | | | 0.36% | |
| 2013 | | 30 | | $13.82 | | $411 | - | | 0.90% | | | 25.64% | |
| 2012 | | 31 | | $11.00 | | $337 | - | | 0.90% | | | 9.45% | |
| 2011 | | 29 | | $10.05 | | $291 | - | | 0.90% | | | 0.60% | |
| 2010 | | 28 | $9.99 | to | $11.93 | $316 | - | 0.90% | to | 1.05% | 15.32% | to | 15.49% |
| **Loomis Sayles Small Cap Value Fund - Retail Class** | | | | | | | | | | | | | |
| 2014 | | 813 | $16.98 | to | $18.76 | $14,315 | 0.27% | 0.00% | to | 1.50% | 3.47% | to | 5.04% |
| 2013 | | 921 | $16.41 | to | $17.86 | $15,591 | 0.02% | 0.00% | to | 1.50% | 33.52% | to | 35.61% |
| 2012 | | 838 | $12.29 | to | $13.17 | $10,558 | 0.87% | 0.00% | to | 1.50% | 14.33% | to | 16.04% |
| 2011 | | 668 | $10.75 | to | $11.35 | $7,314 | - | 0.00% | to | 1.50% | -3.24% | to | -1.82% |
| 2010 | | 413 | $11.11 | to | $11.56 | $4,646 | 0.50% | 0.00% | to | 1.50% | 22.90% | to | 24.70% |
| **Loomis Sayles Limited Term Government and Agency Fund - Class Y** | | | | | | | | | | | | | |
| 2014 | 05/19/2014 | 37 | $9.99 | to | $10.01 | $373 | (e) | 0.95% | to | 1.20% | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2012 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2011 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2010 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **Loomis Sayles Value Fund - Class Y** | | | | | | | | | | | | | |
| 2014 | 09/29/2014 | - | | $10.81 | | - | (e) | | 0.95% | | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2012 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2011 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2010 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Lord Abbett Developing Growth Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 11 | $23.92 | to | $25.56 | $274 | - | 0.20% | to | 1.55% | 1.97% | to | 3.06% |
| 2013 | | 11 | $23.49 | to | $24.80 | $259 | - | 0.20% | to | 1.60% | 54.74% | to | 56.86% |
| 2012 | | 6 | $15.18 | to | $15.81 | $93 | - | 0.20% | to | 1.60% | 8.85% | to | 9.75% |
| 2011 | | 5 | $13.96 | to | $14.26 | $77 | - | 0.55% | to | 1.65% | | -2.55% | |
| 2010 | 07/30/2010 | 1 | $14.51 | to | $14.57 | $19 | (a) | 0.60% | to | 1.05% | | (a) | |
| **Lord Abbett Core Fixed Income Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 110 | $11.05 | to | $11.44 | $1,258 | 0.15% | 0.70% | to | 1.45% | 4.64% | to | 5.03% |
| 2013 | | 4 | $10.56 | to | $10.78 | $46 | 1.90% | 0.90% | to | 1.45% | -3.74% | to | -3.14% |
| 2012 | | 5 | $10.97 | to | $11.13 | $59 | 1.80% | 0.90% | to | 1.45% | 4.28% | to | 4.90% |
| 2011 | | 5 | $10.52 | to | $10.61 | $51 | 3.64% | 0.90% | to | 1.45% | | 3.93% | |
| 2010 | 8/6/2010 | - | | $10.17 | | $4 | (a) | | 1.15% | | | (a) | |
| **Lord Abbett Mid Cap Stock Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 53 | $19.01 | to | $24.26 | $1,155 | 0.46% | 0.35% | to | 1.65% | 10.21% | to | 11.22% |
| 2013 | | 50 | $17.14 | to | $21.96 | $997 | 0.41% | 0.35% | to | 1.75% | 28.44% | to | 29.60% |
| 2012 | | 63 | $13.75 | to | $17.02 | $960 | 0.52% | 0.55% | to | 1.45% | 12.89% | to | 13.91% |
| 2011 | | 102 | $11.90 | to | $15.01 | $1,343 | 0.14% | 0.55% | to | 1.75% | -5.63% | to | -4.54% |
| 2010 | | 106 | $12.61 | to | $15.79 | $1,451 | 0.40% | 0.60% | to | 1.75% | 23.39% | to | 24.77% |
| **Lord Abbett Small Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 47 | $24.45 | to | $27.41 | $1,254 | - | 0.55% | to | 1.60% | 0.29% | to | 1.33% |
| 2013 | | 55 | $24.38 | to | $27.05 | $1,450 | - | 0.55% | to | 1.60% | 31.57% | to | 32.92% |
| 2012 | | 60 | $18.53 | to | $20.35 | $1,186 | 0.69% | 0.55% | to | 1.60% | 8.81% | to | 10.00% |
| 2011 | | 63 | $17.03 | to | $18.50 | $1,138 | - | 0.55% | to | 1.60% | -6.12% | to | -5.20% |
| 2010 | | 92 | $18.14 | to | $19.44 | $1,751 | - | 0.60% | to | 1.60% | 24.25% | to | 25.50% |
| **Lord Abbett Fundamental Equity Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 14 | $17.79 | to | $19.05 | $265 | 0.76% | 0.20% | to | 1.60% | 5.27% | to | 6.72% |
| 2013 | | 15 | $16.90 | to | $17.85 | $264 | 0.47% | 0.20% | to | 1.60% | 34.45% | to | 36.36% |
| 2012 | | 12 | $12.57 | to | $13.09 | $158 | 0.99% | 0.20% | to | 1.60% | 9.52% | to | 10.46% |
| 2011 | 03/16/2011 | 4 | $11.52 | to | $11.85 | $45 | (b) | 0.20% | to | 1.65% | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC** | | | | | | | | | | | | | |
| 2014 | | 4,665 | $13.77 | to | $26.55 | $104,586 | 0.43% | 0.00% | to | 1.50% | 9.87% | to | 11.50% |
| 2013 | | 5,161 | $12.46 | to | $24.10 | $104,684 | 0.40% | 0.00% | to | 1.50% | 28.34% | to | 30.40% |
| 2012 | | 6,044 | $9.65 | to | $18.71 | $95,534 | 0.67% | 0.00% | to | 1.50% | 12.88% | to | 14.55% |
| 2011 | | 6,523 | $8.50 | to | $16.51 | $90,948 | 0.21% | 0.00% | to | 1.50% | -5.45% | to | -4.07% |
| 2010 | | 6,716 | $8.93 | to | $17.37 | $98,339 | 0.38% | 0.00% | to | 1.50% | 23.52% | to | 25.52% |
| **MainStay Large Cap Growth Fund - Class R3** | | | | | | | | | | | | | |
| 2014 | | - | $20.77 | | | $2 | - | - | | | 9.89% | | |
| 2013 | | 34 | $18.90 | | | $637 | - | - | | | 35.97% | | |
| 2012 | 02/15/2012 | 31 | $13.90 | | | $424 | (c) | - | | | (c) | | |
| 2011 | | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2010 | | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| **Massachusetts Investors Growth Stock Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 34 | $19.89 | to | $22.42 | $722 | 0.58% | 0.25% | to | 1.35% | 10.25% | to | 11.21% |
| 2013 | | 34 | $17.90 | to | $20.16 | $660 | 0.44% | 0.25% | to | 1.45% | 28.52% | to | 29.37% |
| 2012 | | 49 | $13.52 | to | $15.05 | $718 | 1.05% | 0.60% | to | 1.80% | 15.41% | to | 16.22% |
| 2011 | | 33 | $12.20 | to | $12.95 | $428 | 0.50% | 0.60% | to | 1.35% | 0.16% | to | 0.55% |
| 2010 | | 29 | $12.33 | to | $12.81 | $371 | 0.60% | 0.65% | to | 1.20% | 12.81% | to | 13.46% |
| **Metropolitan West Total Return Bond Fund - Class M Shares** | | | | | | | | | | | | | |
| 2014 | | 1,039 | $10.11 | to | $10.32 | $10,611 | 1.90% | 0.25% | to | 1.50% | 4.53% | to | 5.53% |
| 2013 | 05/15/2013 | 358 | $9.71 | to | $9.77 | $3,490 | (d) | 0.30% | to | 1.25% | (d) | | |
| 2012 | | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2011 | | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2010 | | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| **MFS® New Discovery Fund - Class R3** | | | | | | | | | | | | | |
| 2014 | 08/13/2014 | - | $10.55 | to | $10.57 | $1 | (e) | 0.95% | to | 1.20% | (e) | | |
| 2013 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2012 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2011 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **MFS® International Value Fund - Class R3** | | | | | | | | | | | | | |
| 2014 | 08/15/2014 | 1 | $9.77 | to | $9.78 | $13 | (e) | 0.95% | to | 1.20% | (e) | | |
| 2013 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2012 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2011 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **Neuberger Berman Genesis Fund - Trust Class** | | | | | | | | | | | | | |
| 2014 | | 27 | $17.09 | to | $18.14 | $473 | - | 0.35% | to | 1.70% | -1.23% | to | -0.66% |
| 2013 | | 11 | $17.41 | to | $18.26 | $198 | 0.68% | 0.35% | to | 1.75% | 34.54% | to | 36.37% |
| 2012 | | 7 | $12.94 | to | $13.39 | $95 | - | 0.35% | to | 1.75% | 8.44% | | |
| 2011 | 03/08/2011 | 5 | $11.99 | to | $12.15 | $66 | (b) | 0.85% | to | 1.80% | (b) | | |
| 2010 | | (b) | (b) | | | (b) | (b) | (b) | | | (b) | | |
| **Neuberger Berman Socially Responsive Fund - Trust Class** | | | | | | | | | | | | | |
| 2014 | | 786 | $15.12 | to | $18.09 | $13,345 | 0.92% | 0.00% | to | 1.90% | 8.18% | to | 10.29% |
| 2013 | | 930 | $13.84 | to | $16.45 | $14,445 | 1.19% | 0.00% | to | 1.90% | 35.35% | to | 37.90% |
| 2012 | | 779 | $10.12 | to | $11.95 | $8,855 | 0.80% | 0.00% | to | 1.90% | 8.70% | to | 10.88% |
| 2011 | | 1,002 | $9.22 | to | $10.81 | $10,377 | 0.73% | 0.00% | to | 1.90% | -4.81% | to | -3.07% |
| 2010 | | 660 | $9.77 | to | $11.18 | $7,130 | 0.20% | 0.00% | to | 1.90% | 20.44% | to | 22.19% |
| **New Perspective Fund® - Class R-3** | | | | | | | | | | | | | |
| 2014 | | 94 | $20.24 | to | $23.58 | $2,112 | 0.22% | 0.00% | to | 1.40% | 1.40% | to | 2.83% |
| 2013 | | 110 | $19.96 | to | $22.93 | $2,417 | 0.53% | 0.00% | to | 1.40% | 24.67% | to | 26.41% |
| 2012 | | 122 | $15.94 | to | $18.14 | $2,123 | 0.61% | 0.00% | to | 1.45% | 18.68% | to | 20.37% |
| 2011 | | 236 | $13.33 | to | $15.07 | $3,477 | 0.67% | 0.00% | to | 1.55% | -9.32% | to | -7.89% |
| 2010 | | 266 | $14.70 | to | $16.36 | $4,250 | 0.76% | 0.00% | to | 1.55% | 10.61% | to | 12.36% |
| **New Perspective Fund® - Class R-4** | | | | | | | | | | | | | |
| 2014 | | 5,427 | $13.13 | to | $24.79 | $121,851 | 0.59% | 0.00% | to | 1.50% | 1.68% | to | 3.20% |
| 2013 | | 5,241 | $12.84 | to | $24.03 | $114,954 | 0.86% | 0.00% | to | 1.50% | 24.88% | to | 26.81% |
| 2012 | | 5,050 | $10.22 | to | $18.95 | $88,013 | 1.22% | 0.00% | to | 1.50% | 18.94% | to | 20.87% |
| 2011 | | 4,619 | $8.77 | to | $15.69 | $67,062 | 1.04% | 0.00% | to | 1.50% | -8.98% | to | -7.65% |
| 2010 | | 4,588 | $9.50 | to | $16.99 | $72,675 | 1.13% | 0.00% | to | 1.50% | 11.05% | to | 12.74% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **American Funds New World Fund® - Class R-4** | | | | | | | | | | | | | |
| 2014 | 08/13/2014 | 3 | $9.46 | to | $9.53 | $27 | (e) | 0.10% | to | 1.25% | (e) | | |
| 2013 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2012 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2011 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **Nuveen Global Infrastructure Fund - Class I** | | | | | | | | | | | | | |
| 2014 | 05/15/2014 | 115 | $10.45 | to | $10.46 | $1,197 | (e) | 1.00% | to | 1.20% | (e) | | |
| 2013 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2012 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2011 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **Nuveen U.S. Infrastructure Income Fund - Class I** | | | | | | | | | | | | | |
| 2014 | 06/23/2014 | 10 | $20.68 | to | $20.75 | $204 | (e) | 0.70% | to | 1.25% | (e) | | |
| 2013 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2012 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2011 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **Oppenheimer Capital Appreciation Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 6 | $16.51 | to | $17.35 | $104 | - | 0.75% | to | 1.20% | 13.63% | to | 14.22% |
| 2013 | | 7 | $14.53 | to | $15.42 | $106 | - | 0.60% | to | 1.20% | 27.79% | to | 28.50% |
| 2012 | | 44 | $11.27 | to | $12.00 | $520 | 0.65% | 0.60% | to | 1.30% | 12.14% | to | 12.99% |
| 2011 | | 39 | $10.05 | to | $10.62 | $400 | 0.23% | 0.60% | to | 1.30% | -2.80% | to | -2.12% |
| 2010 | | 43 | $10.23 | to | $10.85 | $456 | - | 0.60% | to | 1.45% | 7.57% | to | 8.50% |
| **Oppenheimer Developing Markets Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 3,823 | $11.43 | to | $88.14 | $249,694 | 0.27% | 0.00% | to | 1.75% | -6.45% | to | -4.51% |
| 2013 | | 4,033 | $12.12 | to | $92.59 | $280,181 | 0.10% | 0.00% | to | 1.75% | 6.49% | to | 8.38% |
| 2012 | | 4,295 | $11.29 | to | $85.45 | $275,812 | 0.41% | 0.00% | to | 1.75% | 18.73% | to | 20.87% |
| 2011 | | 4,737 | $9.42 | to | $70.71 | $259,497 | 1.67% | 0.00% | to | 1.75% | -19.52% | to | -18.09% |
| 2010 | | 4,842 | $11.61 | to | $86.33 | $325,715 | 0.15% | 0.00% | to | 1.95% | 24.54% | to | 26.97% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Oppenheimer Developing Markets Fund - Class Y** | | | | | | | | | | | | | |
| 2014 | | 3,459 | $10.98 | to | $11.31 | $38,711 | 0.62% | 0.00% | to | 1.25% | -5.01% | to | -4.56% |
| 2013 | | 3,321 | $11.78 | to | $11.85 | $39,124 | 0.46% | 0.00% | to | 0.45% | 8.17% | to | 8.62% |
| 2012 | 09/04/2012 | 3,248 | $10.89 | to | $10.91 | $35,375 | (c) | 0.00% | to | 0.45% | | (c) | |
| 2011 | | (c) | (c) | | | (c) | (c) | (c) | | | | (c) | |
| 2010 | | (c) | (c) | | | (c) | (c) | (c) | | | | (c) | |
| **Oppenheimer Gold & Special Minerals Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 4 | $4.82 | to | $5.20 | $21 | - | 0.20% | to | 1.75% | -16.75% | to | -15.58% |
| 2013 | | 3 | $5.79 | to | $6.16 | $15 | - | 0.20% | to | 1.75% | -48.60% | to | -47.88% |
| 2012 | | 1 | $11.40 | to | $11.82 | $16 | (f) | 0.20% | to | 1.45% | | (f) | |
| 2011 | | 1 | $12.79 | to | $12.89 | $7 | (f) | 0.80% | to | 1.20% | | (f) | |
| 2010 | 07/26/2010 | 2 | | $17.52 | | $38 | (a) | | 0.60% | | | (a) | |
| **Oppenheimer International Bond Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 5 | $10.68 | to | $11.13 | $57 | 4.04% | 0.70% | to | 1.55% | -1.01% | to | -0.36% |
| 2013 | | 13 | $10.79 | to | $11.17 | $141 | 3.72% | 0.70% | to | 1.60% | -5.57% | to | -4.86% |
| 2012 | | 11 | $11.49 | to | $11.74 | $128 | 3.82% | 0.70% | to | 1.45% | 9.22% | to | 9.87% |
| 2011 | | 13 | $10.50 | to | $10.65 | $134 | 6.49% | 0.80% | to | 1.55% | -1.77% | to | -1.12% |
| 2010 | 07/14/2010 | 5 | $10.71 | to | $10.76 | $52 | (a) | 0.85% | to | 1.45% | | (a) | |
| **Oppenheimer International Growth Fund - Class Y** | | | | | | | | | | | | | |
| 2014 | 07/15/2014 | 1 | $9.09 | to | $9.11 | $10 | (e) | 0.95% | to | 1.20% | | (e) | |
| 2013 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| 2012 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| 2011 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| 2010 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| **Oppenheimer International Small Company Fund - Class Y** | | | | | | | | | | | | | |
| 2014 | 08/01/2014 | 1 | $9.75 | to | $9.77 | $12 | (e) | 0.95% | to | 1.40% | | (e) | |
| 2013 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| 2012 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| 2011 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| 2010 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Oppenheimer Discovery Mid Cap Growth Fund/VA** | | | | | | | | | | | | | |
| 2014 | | 2 | $7.23 | to | $14.61 | $15 | - | 1.25% | to | 1.50% | 4.33% | to | 4.43% |
| 2013 | | 4 | $6.93 | to | $13.99 | $46 | - | 1.25% | to | 1.50% | 33.78% | to | 34.26% |
| 2012 | | 5 | $5.18 | to | $10.42 | $41 | - | 1.25% | to | 1.50% | 14.86% | to | 15.01% |
| 2011 | | 2 | $4.51 | to | $9.06 | $11 | - | 1.25% | to | 1.50% | -0.44% | to | -0.11% |
| 2010 | | 3 | $4.53 | to | $9.07 | $15 | - | 1.25% | to | 1.50% | 25.48% | to | 25.80% |
| **Oppenheimer Global Fund/VA** | | | | | | | | | | | | | |
| 2014 | | 7 | $19.05 | to | $36.29 | $222 | 1.24% | 0.50% | to | 1.80% | 0.47% | to | 1.77% |
| 2013 | | 8 | $18.96 | to | $35.66 | $261 | 1.23% | 0.50% | to | 1.80% | 25.07% | to | 26.68% |
| 2012 | | 9 | $15.16 | to | $28.15 | $226 | 2.31% | 0.50% | to | 1.80% | 19.09% | to | 20.66% |
| 2011 | | 10 | $12.73 | to | $23.58 | $207 | 1.23% | 0.40% | to | 1.80% | -9.97% | to | -8.76% |
| 2010 | | 12 | $14.14 | to | $25.57 | $281 | 1.44% | 0.50% | to | 1.80% | 13.94% | to | 15.39% |
| **Oppenheimer Global Strategic Income Fund/VA** | | | | | | | | | | | | | |
| 2014 | | 4 | $20.62 | to | $22.99 | $98 | 4.06% | 0.60% | to | 1.25% | 1.58% | to | 2.22% |
| 2013 | | 5 | $20.30 | to | $22.49 | $99 | 4.81% | 0.60% | to | 1.25% | -1.36% | to | -0.75% |
| 2012 | | 5 | $20.58 | to | $22.66 | $109 | 5.58% | 0.60% | to | 1.25% | 12.09% | to | 12.85% |
| 2011 | | 5 | $18.36 | to | $20.08 | $106 | 3.67% | 0.60% | to | 1.25% | -0.38% | to | 0.25% |
| 2010 | | 6 | $18.43 | to | $20.15 | $112 | 8.33% | 0.55% | to | 1.25% | 13.56% | to | 14.33% |
| **Oppenheimer Main Street Fund®/VA** | | | | | | | | | | | | | |
| 2014 | | 5 | $13.89 | to | $15.92 | $74 | 1.32% | 1.25% | to | 1.50% | 9.03% | to | 9.34% |
| 2013 | | 6 | $12.74 | to | $14.56 | $77 | 1.39% | 1.25% | to | 1.50% | 29.87% | to | 30.12% |
| 2012 | | 7 | $9.81 | to | $11.19 | $67 | 1.52% | 1.25% | to | 1.50% | 15.14% | to | 15.48% |
| 2011 | | 8 | $8.52 | to | $9.69 | $65 | 1.44% | 1.25% | to | 1.50% | -1.50% | to | -1.32% |
| 2010 | | 8 | $8.65 | to | $9.82 | $74 | 1.37% | 1.25% | to | 1.50% | 14.27% | to | 14.72% |
| **Oppenheimer Main Street Small Cap Fund®/VA** | | | | | | | | | | | | | |
| 2014 | | 1,288 | $17.15 | to | $26.68 | $28,354 | 0.86% | 0.00% | to | 1.50% | 10.25% | to | 12.00% |
| 2013 | | 1,167 | $15.46 | to | $24.07 | $23,499 | 0.83% | 0.00% | to | 1.50% | 38.93% | to | 40.98% |
| 2012 | | 718 | $11.06 | to | $17.24 | $10,845 | 0.60% | 0.00% | to | 1.50% | 16.23% | to | 18.00% |
| 2011 | | 711 | $9.46 | to | $14.76 | $9,234 | 0.64% | 0.00% | to | 1.50% | -3.62% | to | -2.21% |
| 2010 | | 763 | $9.76 | to | $15.25 | $10,224 | 0.59% | 0.00% | to | 1.50% | 21.54% | to | 23.33% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Parnassus Small Cap Fund[SM]** | | | | | | | | | | | | | |
| 2014 | 12/08/2014 | - | | $12.46 | | - | (e) | | 1.00% | | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2012 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2011 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2010 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **Parnassus Core Equity Fund[SM] - Investor Shares** | | | | | | | | | | | | | |
| 2014 | | 1,120 | $15.11 | to | $25.22 | $17,371 | 1.75% | 0.10% | to | 1.35% | 12.94% | to | 14.18% |
| 2013 | | 547 | $13.33 | to | $22.01 | $7,389 | 1.50% | 0.15% | to | 1.35% | 32.23% | to | 32.77% |
| 2012 | | 59 | $10.04 | to | $16.12 | $622 | 3.31% | 0.95% | to | 1.35% | 13.97% | to | 14.33% |
| 2011 | 09/28/2011 | 3 | | $14.03 | | $42 | (b) | | 1.25% | | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Pax World Balanced Fund - Individual Investor Class** | | | | | | | | | | | | | |
| 2014 | | 2,813 | $12.20 | to | $18.40 | $44,918 | 0.87% | 0.00% | to | 1.50% | 6.38% | to | 7.98% |
| 2013 | | 3,309 | $11.40 | to | $17.04 | $49,414 | 0.81% | 0.00% | to | 1.50% | 14.64% | to | 16.39% |
| 2012 | | 3,574 | $9.88 | to | $14.64 | $46,306 | 1.59% | 0.00% | to | 1.50% | 9.65% | to | 11.29% |
| 2011 | | 4,035 | $8.96 | to | $13.16 | $47,486 | 1.30% | 0.00% | to | 1.60% | -3.31% | to | -1.79% |
| 2010 | | 4,354 | $9.21 | to | $13.40 | $52,720 | 1.48% | 0.00% | to | 1.65% | 10.10% | to | 11.85% |
| **PIMCO CommodityRealReturn Strategy Fund® - Administrative Class** | | | | | | | | | | | | | |
| 2014 | 06/30/2014 | 2 | $7.36 | to | $7.38 | $14 | (e) | 0.95% | to | 1.25% | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2012 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2011 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2010 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **PIMCO Real Return Portfolio - Administrative Class** | | | | | | | | | | | | | |
| 2014 | | 8,463 | $9.80 | to | $16.72 | $127,404 | 1.43% | 0.00% | to | 1.60% | 1.43% | to | 3.11% |
| 2013 | | 10,069 | $12.89 | to | $16.22 | $148,758 | 1.37% | 0.00% | to | 1.65% | -10.68% | to | -9.22% |
| 2012 | | 16,021 | $14.33 | to | $17.87 | $260,067 | 1.05% | 0.00% | to | 1.65% | 7.10% | to | 8.78% |
| 2011 | | 13,442 | $13.30 | to | $16.43 | $201,912 | 5.14% | 0.00% | to | 1.60% | 9.90% | to | 11.69% |
| 2010 | | 11,633 | $12.01 | to | $14.71 | $158,235 | 1.44% | 0.00% | to | 1.65% | 6.40% | to | 8.25% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Pioneer Equity Income Fund - Class Y Shares** | | | | | | | | | | | | | |
| 2014 | | 592 | | $14.25 | | $8,438 | 2.94% | | 0.95% | | | 12.12% | |
| 2013 | | 358 | | $12.71 | | $4,551 | 2.90% | | 0.95% | | | 28.00% | |
| 2012 | 09/17/2012 | 111 | | $9.93 | | $1,099 | (c) | | 0.95% | | | (c) | |
| 2011 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2010 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Pioneer High Yield Fund - Class A Shares** | | | | | | | | | | | | | |
| 2014 | | 112 | $16.01 | to | $18.96 | $2,023 | 4.31% | 0.20% | to | 1.75% | -1.90% | to | -0.37% |
| 2013 | | 108 | $16.32 | to | $19.03 | $1,966 | 4.83% | 0.20% | to | 1.75% | 10.34% | to | 12.07% |
| 2012 | | 133 | $14.79 | to | $16.98 | $2,178 | 4.74% | 0.20% | to | 1.75% | 12.99% | to | 14.73% |
| 2011 | | 303 | $13.09 | to | $14.80 | $4,359 | 5.30% | 0.20% | to | 1.75% | -3.47% | to | -1.92% |
| 2010 | | 338 | $13.37 | to | $15.09 | $4,956 | 5.25% | 0.20% | to | 1.95% | 15.26% | to | 17.34% |
| **Pioneer Strategic Income Fund - Class A Shares** | | | | | | | | | | | | | |
| 2014 | | 105 | $12.15 | to | $13.10 | $1,354 | 3.84% | 0.20% | to | 1.75% | 3.17% | to | 4.38% |
| 2013 | | 110 | $11.89 | to | $12.55 | $1,357 | 4.17% | 0.20% | to | 1.60% | -0.08% | to | 1.29% |
| 2012 | | 124 | $11.90 | to | $12.39 | $1,519 | 3.51% | 0.20% | to | 1.60% | 10.11% | to | 11.02% |
| 2011 | 05/09/2011 | 22 | $10.98 | to | $11.16 | $248 | (b) | 0.20% | to | 1.05% | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Pioneer Emerging Markets VCT Portfolio - Class I** | | | | | | | | | | | | | |
| 2014 | | 1,392 | $5.82 | to | $7.98 | $10,371 | 0.74% | 0.00% | to | 1.60% | -13.99% | to | -12.31% |
| 2013 | | 1,506 | $6.71 | to | $9.13 | $12,937 | 1.12% | 0.00% | to | 1.60% | -3.52% | to | -1.93% |
| 2012 | | 1,799 | $6.91 | to | $9.31 | $15,901 | 0.52% | 0.00% | to | 1.60% | 10.18% | to | 12.03% |
| 2011 | | 2,217 | $6.23 | to | $8.32 | $17,672 | 0.28% | 0.00% | to | 1.60% | -24.59% | to | -23.35% |
| 2010 | | 2,736 | $8.20 | to | $10.86 | $28,736 | 0.46% | 0.00% | to | 1.65% | 14.02% | to | 16.03% |
| **Pioneer Equity Income VCT Portfolio - Class I** | | | | | | | | | | | | | |
| 2014 | 10/06/2014 | - | | $21.36 | | $9 | (e) | | 1.05% | | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2012 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2011 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2010 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Pioneer High Yield VCT Portfolio - Class I Shares** | | | | | | | | | | | | | |
| 2014 | | 1,311 | $14.58 | to | $19.47 | $23,270 | 4.92% | 0.00% | to | 1.50% | -1.41% | to | 0.07% |
| 2013 | | 1,731 | $14.70 | to | $19.47 | $30,910 | 5.41% | 0.00% | to | 1.50% | 10.38% | to | 12.02% |
| 2012 | | 1,725 | $13.24 | to | $17.39 | $27,738 | 9.42% | 0.00% | to | 1.50% | 14.34% | to | 16.06% |
| 2011 | | 1,673 | $11.51 | to | $14.89 | $23,415 | 5.53% | 0.00% | to | 1.50% | -3.16% | to | -1.66% |
| 2010 | | 1,601 | $11.81 | to | $15.12 | $22,990 | 5.40% | 0.00% | to | 1.50% | 16.30% | to | 18.06% |
| **Prudential Jennison Utility Fund - Class Z** | | | | | | | | | | | | | |
| 2014 | 08/14/2014 | 2 | $9.91 | to | $10.70 | $23 | (e) | 0.95% | to | 1.25% | | (e) | |
| 2013 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| 2012 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| 2011 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| 2010 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| **Columbia Diversified Equity Income Fund - Class K Shares** | | | | | | | | | | | | | |
| 2014 | | 789 | $13.30 | to | $14.70 | $10,975 | 1.26% | 0.00% | to | 1.50% | 10.10% | to | 11.79% |
| 2013 | | 759 | $12.08 | to | $13.15 | $9,524 | 1.54% | 0.00% | to | 1.50% | 28.78% | to | 30.85% |
| 2012 | | 742 | $9.38 | to | $10.05 | $7,180 | 2.27% | 0.00% | to | 1.50% | 13.29% | to | 14.99% |
| 2011 | | 691 | $8.28 | to | $8.74 | $5,863 | 1.73% | 0.00% | to | 1.50% | -6.44% | to | -5.10% |
| 2010 | | 592 | $8.85 | to | $9.21 | $5,329 | 1.33% | 0.00% | to | 1.50% | 14.49% | to | 16.29% |
| **Columbia Diversified Equity Income Fund - Class R4 Shares** | | | | | | | | | | | | | |
| 2014 | | 8 | $13.99 | to | $14.46 | $114 | (f) | 0.10% | to | 0.60% | | (f) | |
| 2013 | | 10 | $12.65 | to | $12.91 | $122 | 1.90% | 0.15% | to | 0.50% | | 30.93% | |
| 2012 | | 9 | $9.56 | to | $9.86 | $88 | 2.56% | 0.15% | to | 0.80% | 13.81% | to | 14.65% |
| 2011 | | 8 | $8.40 | to | $8.60 | $68 | 0.88% | 0.15% | to | 0.80% | -6.25% | to | -5.70% |
| 2010 | | 18 | $8.96 | to | $9.12 | $160 | 1.02% | 0.15% | to | 0.80% | 15.13% | to | 15.17% |
| **Royce Total Return Fund - K Class** | | | | | | | | | | | | | |
| 2014 | | - | $17.99 | | | $2 | - | | 1.40% | | | -0.39% | |
| 2013 | | - | $18.06 | | | $2 | - | | 1.40% | | | 30.40% | |
| 2012 | | - | $13.85 | | | $1 | (f) | | 1.40% | | | (f) | |
| 2011 | 11/30/2011 | - | $12.31 | | | - | (b) | | 1.30% | | | (b) | |
| 2010 | | (b) | (b) | | | (b) | (b) | | (b) | | | (b) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **SMALLCAP World Fund® - Class R-4** | | | | | | | | | | | | | |
| 2014 | | 872 | $13.14 | to | $14.52 | $11,841 | - | 0.00% | to | 1.50% | 0.31% | to | 1.82% |
| 2013 | | 902 | $13.10 | to | $14.26 | $12,144 | - | 0.00% | to | 1.50% | 27.43% | to | 29.40% |
| 2012 | | 755 | $10.28 | to | $11.02 | $7,942 | 1.55% | 0.00% | to | 1.50% | 20.23% | to | 22.04% |
| 2011 | | 764 | $8.55 | to | $9.03 | $6,672 | 0.38% | 0.00% | to | 1.50% | -15.60% | to | -14.33% |
| 2010 | | 681 | $10.13 | to | $10.54 | $6,996 | 1.98% | 0.00% | to | 1.50% | 23.09% | to | 24.88% |
| **T. Rowe Price Mid-Cap Value Fund - R Class** | | | | | | | | | | | | | |
| 2014 | | 41 | $24.23 | to | $26.87 | $1,035 | 0.41% | 0.00% | to | 0.95% | 9.05% | to | 10.03% |
| 2013 | | 40 | $21.36 | to | $24.42 | $928 | 0.23% | 0.00% | to | 1.35% | 29.49% | to | 30.42% |
| 2012 | | 44 | $16.61 | to | $18.49 | $777 | 0.86% | 0.10% | to | 1.30% | 17.39% | to | 18.91% |
| 2011 | | 42 | $14.15 | to | $15.55 | $625 | 0.42% | 0.10% | to | 1.30% | -6.48% | to | -5.41% |
| 2010 | | 51 | $15.13 | to | $16.44 | $803 | 1.11% | 0.10% | to | 1.30% | 14.36% | to | 15.77% |
| **T. Rowe Price Value Fund - Advisor Class** | | | | | | | | | | | | | |
| 2014 | | 18 | | $18.33 | | $330 | 0.98% | | 1.00% | | | 12.04% | |
| 2013 | | 17 | | $16.36 | | $285 | 1.17% | | 1.00% | | | 35.54% | |
| 2012 | | 19 | | $12.07 | | $226 | 1.50% | | 1.00% | | | 17.99% | |
| 2011 | | 17 | | $10.23 | | $173 | 1.19% | | 1.00% | | | -3.13% | |
| 2010 | | 15 | | $10.56 | | $163 | 2.21% | | 1.00% | | | 14.66% | |
| **Templeton Foreign Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 94 | $10.72 | to | $18.05 | $1,602 | 2.69% | 0.20% | to | 1.65% | -12.24% | to | -11.23% |
| 2013 | | 94 | $12.19 | to | $19.97 | $1,820 | 1.60% | 0.35% | to | 1.75% | 25.07% | to | 26.71% |
| 2012 | | 77 | $9.79 | to | $15.76 | $1,174 | 2.21% | 0.35% | to | 1.65% | 16.61% | to | 18.14% |
| 2011 | | 84 | $11.94 | to | $13.34 | $1,088 | 2.74% | 0.35% | to | 1.75% | -14.22% | to | -13.04% |
| 2010 | | 74 | $13.92 | to | $15.34 | $1,103 | 1.69% | 0.35% | to | 1.75% | 6.58% | to | 7.92% |
| **Templeton Global Bond Fund - Advisor Class** | | | | | | | | | | | | | |
| 2014 | | 3,491 | $10.91 | to | $11.03 | $38,088 | 6.75% | 0.00% | to | 0.45% | 1.39% | to | 1.85% |
| 2013 | | 3,706 | $10.76 | to | $10.83 | $39,880 | 4.38% | 0.00% | to | 0.45% | 1.89% | to | 2.46% |
| 2012 | 09/04/2012 | 3,507 | $10.56 | to | $10.57 | $37,035 | (c) | 0.00% | to | 0.45% | | (c) | |
| 2011 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2010 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Templeton Global Bond Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 7,637 | $10.79 | to | $36.44 | $180,054 | 6.35% | 0.00% | to | 1.50% | 0.09% | to | 1.52% |
| 2013 | | 8,567 | $10.78 | to | $35.87 | $200,725 | 4.05% | 0.00% | to | 1.50% | 0.69% | to | 2.24% |
| 2012 | | 8,916 | $10.72 | to | $35.09 | $204,498 | 5.98% | 0.00% | to | 1.50% | 14.03% | to | 15.85% |
| 2011 | | 9,995 | $9.37 | to | $30.30 | $209,387 | 6.17% | 0.95% | to | 1.50% | -3.81% | to | -2.38% |
| 2010 | | 9,629 | $13.96 | to | $31.04 | $207,794 | 5.51% | 0.00% | to | 1.50% | 10.99% | to | 12.71% |
| **Third Avenue Real Estate Value Fund - Institutional Class** | | | | | | | | | | | | | |
| 2014 | 08/27/2014 | - | $10.49 | to | $10.50 | $4 | (e) | 0.95% | to | 1.15% | | (e) | |
| 2013 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| 2012 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| 2011 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| 2010 | | (e) | (e) | | | (e) | (e) | (e) | | | | (e) | |
| **Thornburg International Value Fund - Class R4** | | | | | | | | | | | | | |
| 2014 | | 4 | $12.35 | to | $12.69 | $45 | - | 0.60% | to | 1.15% | | -6.42% | |
| 2013 | | 3 | $13.17 | to | $13.56 | $46 | - | 0.60% | to | 1.35% | | 13.73% | |
| 2012 | | 3 | $11.58 | to | $11.73 | $34 | (f) | 0.90% | to | 1.35% | | (f) | |
| 2011 | 01/10/2011 | 5 | $10.28 | to | $10.31 | $55 | (b) | 0.60% | to | 0.75% | | (b) | |
| 2010 | | (b) | (b) | | | (b) | (b) | (b) | | | | (b) | |
| **USAA Precious Metals and Minerals Fund - Adviser Shares** | | | | | | | | | | | | | |
| 2014 | | 2,743 | $3.26 | to | $3.44 | $9,095 | 1.41% | 0.00% | to | 1.50% | -9.70% | to | -8.51% |
| 2013 | | 1,843 | $3.61 | to | $3.76 | $6,749 | - | 0.00% | to | 1.50% | -52.19% | to | -51.42% |
| 2012 | | 1,062 | $7.55 | to | $7.74 | $8,081 | - | 0.00% | to | 1.50% | -13.42% | to | -12.05% |
| 2011 | 05/11/2011 | 552 | $8.71 | to | $8.80 | $4,823 | (b) | 0.00% | to | 1.50% | | (b) | |
| 2010 | | (b) | (b) | | | (b) | (b) | (b) | | | | (b) | |
| **Diversified Value Portfolio** | | | | | | | | | | | | | |
| 2014 | | 5 | $19.03 | to | $21.29 | $116 | 1.79% | 0.95% | to | 2.00% | 7.64% | to | 8.79% |
| 2013 | | 5 | $17.68 | to | $19.57 | $107 | 2.06% | 0.95% | to | 2.00% | 26.83% | to | 28.16% |
| 2012 | | 6 | $13.94 | to | $15.27 | $87 | 2.37% | 0.95% | to | 2.00% | 14.17% | to | 15.42% |
| 2011 | | 6 | $12.21 | to | $13.23 | $82 | 2.38% | 0.95% | to | 2.00% | 1.92% | to | 2.96% |
| 2010 | | 7 | $11.98 | to | $12.85 | $86 | 2.35% | 0.95% | to | 2.00% | 7.16% | to | 8.26% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Equity Income Portfolio** | | | | | | | | | | | | | |
| 2014 | | 11 | $20.13 | to | $22.40 | $249 | 2.43% | 1.00% | to | 2.00% | 9.16% | to | 10.29% |
| 2013 | | 12 | $18.44 | to | $20.31 | $245 | 3.47% | 1.00% | to | 2.00% | 27.52% | to | 28.37% |
| 2012 | | 29 | $14.46 | to | $15.64 | $446 | 2.51% | 1.10% | to | 2.00% | 11.15% | to | 12.20% |
| 2011 | | 25 | $13.01 | to | $14.00 | $351 | 2.45% | 1.05% | to | 2.00% | 8.06% | to | 9.08% |
| 2010 | | 24 | $12.04 | to | $12.78 | $303 | 2.65% | 1.10% | to | 2.00% | 12.42% | to | 13.40% |
| **Small Company Growth Portfolio** | | | | | | | | | | | | | |
| 2014 | | 1 | $21.65 | to | $24.22 | $24 | - | 0.95% | to | 2.00% | 1.36% | to | 2.41% |
| 2013 | | 1 | $21.36 | to | $23.65 | $23 | - | 0.95% | to | 2.00% | 43.64% | to | 45.18% |
| 2012 | | 2 | $14.87 | to | $16.29 | $25 | - | 0.95% | to | 2.00% | 12.40% | to | 13.60% |
| 2011 | | 6 | $13.23 | to | $14.34 | $92 | - | 0.95% | to | 2.00% | -0.68% | to | 0.35% |
| 2010 | | 8 | $13.32 | to | $14.29 | $110 | - | 0.95% | to | 2.00% | 29.19% | to | 30.62% |
| **Victory Integrity Small-Cap Value Fund - Class Y Shares** | | | | | | | | | | | | | |
| 2014 | 08/22/2014 | 1 | $10.75 | to | $10.81 | $6 | (e) | 0.10% | to | 0.95% | | (e) | |
| 2013 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2012 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2011 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2010 | | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **Victory Small Company Opportunity Fund - Class R** | | | | | | | | | | | | | |
| 2014 | | 1 | $19.05 | to | $19.38 | $25 | - | 0.80% | to | 1.15% | 4.96% | to | 5.33% |
| 2013 | | 1 | $18.08 | to | $18.40 | $20 | - | 0.80% | to | 1.25% | 30.92% | to | 31.05% |
| 2012 | | 1 | $13.81 | to | $14.07 | $13 | - | 0.60% | to | 1.25% | | 11.23% | |
| 2011 | 02/08/2011 | - | | $12.65 | | $1 | (b) | | 0.60% | | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Voya Balanced Portfolio - Class I** | | | | | | | | | | | | | |
| 2014 | | 9,743 | $12.82 | to | $51.49 | $299,629 | 1.64% | 0.00% | to | 1.95% | 4.09% | to | 6.20% |
| 2013 | | 10,790 | $12.18 | to | $48.94 | $317,105 | 2.18% | 0.00% | to | 1.95% | 14.46% | to | 16.71% |
| 2012 | | 12,021 | $10.53 | to | $42.33 | $305,260 | 3.11% | 0.00% | to | 1.95% | 11.45% | to | 13.65% |
| 2011 | | 13,209 | $9.35 | to | $37.60 | $299,261 | 2.79% | 0.00% | to | 1.95% | -3.28% | to | -1.33% |
| 2010 | | 14,952 | $9.56 | to | $38.46 | $347,585 | 2.78% | 0.00% | to | 1.95% | 11.89% | to | 14.19% |

**VARIABLE ANNUITY ACCOUNT C OF**
**VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Growth Opportunities Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 5 | $19.56 | to | $19.88 | $100 | - | 1.00% | to | 1.15% | 11.58% | | |
| 2013 | | 6 | | $17.53 | | $107 | - | | 1.15% | | 26.94% | | |
| 2012 | 12/24/2012 | 5 | | $13.81 | | $63 | (c) | | 1.15% | | (c) | | |
| 2011 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2010 | | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **Voya Large Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | - | | $13.27 | | $7 | - | | 0.50% | | 9.04% | | |
| 2013 | 07/12/2013 | - | | $12.17 | | $6 | (d) | | 0.50% | | (d) | | |
| 2012 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2011 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2010 | | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| **Voya Real Estate Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 73 | $24.66 | to | $29.20 | $2,025 | 2.34% | 0.00% | to | 1.55% | 28.17% | to | 30.12% |
| 2013 | | 89 | $19.24 | to | $22.44 | $1,908 | 2.18% | 0.00% | to | 1.55% | 0.21% | to | 1.77% |
| 2012 | | 92 | $19.20 | to | $22.05 | $1,954 | 2.17% | 0.00% | to | 1.55% | 13.80% | to | 15.32% |
| 2011 | | 114 | $17.05 | to | $19.12 | $2,098 | 1.97% | 0.00% | to | 1.45% | 7.85% | to | 9.32% |
| 2010 | | 117 | $15.50 | to | $17.49 | $1,971 | 2.35% | 0.00% | to | 1.75% | 25.63% | to | 27.39% |
| **Voya GNMA Income Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 257 | $10.94 | to | $17.64 | $3,484 | 3.42% | 0.00% | to | 1.55% | 3.27% | to | 4.95% |
| 2013 | | 294 | $10.58 | to | $16.86 | $3,821 | 3.38% | 0.00% | to | 1.55% | -3.32% | to | -1.84% |
| 2012 | | 338 | $10.94 | to | $17.22 | $4,456 | 3.62% | 0.00% | to | 1.55% | 1.30% | to | 2.90% |
| 2011 | | 355 | $10.80 | to | $16.78 | $4,837 | 3.86% | 0.00% | to | 1.55% | 5.73% | to | 7.40% |
| 2010 | | 367 | $10.20 | to | $15.66 | $4,750 | 3.74% | 0.00% | to | 1.55% | 4.56% | to | 6.24% |
| **Voya Intermediate Bond Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 118 | $13.58 | to | $16.08 | $1,774 | 2.70% | 0.00% | to | 1.55% | 4.86% | to | 6.49% |
| 2013 | | 141 | $12.95 | to | $15.10 | $2,006 | 2.89% | 0.00% | to | 1.55% | -2.26% | to | -0.72% |
| 2012 | | 225 | $13.25 | to | $15.21 | $3,250 | 4.51% | 0.00% | to | 1.55% | 7.20% | to | 8.80% |
| 2011 | | 251 | $12.36 | to | $13.98 | $3,356 | 4.24% | 0.00% | to | 1.55% | 6.00% | to | 7.79% |
| 2010 | | 326 | $11.66 | to | $12.97 | $4,053 | 5.17% | 0.00% | to | 1.55% | 8.06% | to | 9.64% |

285

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Intermediate Bond Portfolio - Class I** | | | | | | | | | | | | | |
| 2014 | | 13,747 | $13.45 | to | $107.70 | $351,128 | 3.27% | 0.00% | to | 1.95% | 4.57% | to | 6.63% |
| 2013 | | 14,430 | $12.72 | to | $102.02 | $348,194 | 3.16% | 0.00% | to | 1.95% | -2.05% | to | 0.14% |
| 2012 | | 16,602 | $12.85 | to | $103.21 | $408,463 | 4.58% | 0.00% | to | 1.95% | 7.24% | to | 9.37% |
| 2011 | | 17,019 | $11.86 | to | $95.33 | $386,933 | 4.47% | 0.00% | to | 1.95% | 5.49% | to | 7.59% |
| 2010 | | 17,564 | $11.13 | to | $89.57 | $383,698 | 5.05% | 0.00% | to | 1.95% | 7.67% | to | 9.98% |
| **Voya Intermediate Bond Portfolio - Class S** | | | | | | | | | | | | | |
| 2014 | | 69 | $14.28 | | | $981 | 3.04% | 0.35% | | | 6.17% | | |
| 2013 | | 74 | $13.45 | | | $993 | 2.92% | 0.35% | | | -0.74% | | |
| 2012 | | 89 | $13.55 | | | $1,202 | 4.71% | 0.35% | | | 8.66% | | |
| 2011 | | 74 | $12.47 | | | $922 | 5.44% | 0.35% | | | 6.95% | | |
| 2010 | | 44 | $11.66 | | | $511 | 5.81% | 0.35% | | | 9.07% | | |
| **Voya Global Perspectives Portfolio - Class I** | | | | | | | | | | | | | |
| 2014 | 05/12/2014 | 91 | $10.13 | to | $10.21 | $922 | (e) | 0.25% | to | 1.50% | (e) | | |
| 2013 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2012 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2011 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **Voya Global Resources Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2014 | | 2 | $12.40 | | | $25 | (f) | 0.05% | | | (f) | | |
| 2013 | | 2 | $13.82 | | | $28 | - | 0.20% | | | 13.65% | | |
| 2012 | | 2 | $12.16 | | | $26 | - | 0.20% | | | -2.80% | | |
| 2011 | | 2 | $12.51 | | | $30 | - | 0.20% | | | -9.08% | | |
| 2010 | | 2 | $13.76 | | | $33 | - | 0.20% | | | 21.66% | | |
| **Voya Global Resources Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 7,446 | $8.43 | to | $13.13 | $82,002 | 1.13% | 0.00% | to | 1.50% | -13.10% | to | -11.77% |
| 2013 | | 7,743 | $9.64 | to | $14.93 | $97,667 | 0.94% | 0.00% | to | 1.50% | 11.89% | to | 13.63% |
| 2012 | | 9,081 | $8.56 | to | $13.18 | $101,734 | 0.79% | 0.00% | to | 1.50% | -4.24% | to | -2.84% |
| 2011 | | 10,492 | $8.89 | to | $13.59 | $122,291 | 0.60% | 0.00% | to | 1.50% | -10.51% | to | -9.13% |
| 2010 | | 10,301 | $9.88 | to | $15.01 | $133,413 | 0.85% | 0.00% | to | 1.50% | 19.77% | to | 21.64% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya High Yield Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 4 | | $11.83 | | $44 | 6.67% | | 0.35% | | | 0.51% | |
| 2013 | | 4 | | $11.77 | | $46 | 6.19% | | 0.35% | | | 4.81% | |
| 2012 | | 5 | | $11.23 | | $51 | 5.00% | | 0.35% | | | 13.32% | |
| 2011 | 07/18/2011 | 3 | | $9.91 | | $29 | (b) | | 0.35% | | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Voya High Yield Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2014 | | 2,381 | $11.11 | to | $17.32 | $31,277 | 6.41% | 0.00% | to | 1.20% | 0.23% | to | 1.45% |
| 2013 | | 2,397 | $11.00 | to | $17.24 | $31,115 | 6.14% | 0.00% | to | 1.20% | 4.64% | to | 5.83% |
| 2012 | | 2,180 | $10.44 | to | $16.43 | $28,658 | 5.51% | 0.00% | to | 1.10% | 13.20% | to | 13.31% |
| 2011 | | 697 | $14.47 | to | $14.50 | $10,100 | 7.87% | 0.95% | to | 1.00% | 3.65% | to | 3.72% |
| 2010 | | 491 | $13.96 | to | $13.98 | $6,858 | 7.29% | 0.95% | to | 1.00% | 13.40% | to | 13.47% |
| **Voya High Yield Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 1,361 | $15.82 | to | $19.86 | $24,624 | 6.21% | 0.00% | to | 1.50% | -0.35% | to | 1.21% |
| 2013 | | 1,517 | $15.78 | to | $19.70 | $27,339 | 5.94% | 0.00% | to | 1.50% | 4.07% | to | 5.63% |
| 2012 | | 1,792 | $15.08 | to | $18.65 | $30,849 | 6.94% | 0.00% | to | 1.50% | 12.30% | to | 14.08% |
| 2011 | | 1,538 | $13.34 | to | $16.36 | $23,607 | 7.03% | 0.00% | to | 1.50% | 2.85% | to | 4.47% |
| 2010 | | 1,397 | $12.89 | to | $15.66 | $20,723 | 7.21% | 0.00% | to | 1.50% | 12.60% | to | 14.27% |
| **Voya Large Cap Growth Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 12 | | $17.69 | | $210 | - | | 0.35% | | | 12.60% | |
| 2013 | | 12 | | $15.71 | | $187 | 0.58% | | 0.35% | | | 29.83% | |
| 2012 | | 13 | | $12.10 | | $155 | 0.75% | | 0.35% | | | 17.13% | |
| 2011 | 01/21/2011 | 11 | | $10.33 | | $113 | (b) | | 0.35% | | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Voya Large Cap Growth Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2014 | | 24,580 | $17.24 | to | $23.99 | $434,528 | 0.38% | 0.00% | to | 1.50% | 11.88% | to | 13.62% |
| 2013 | | 16,193 | $15.41 | to | $21.32 | $254,592 | 0.54% | 0.00% | to | 1.50% | 29.01% | to | 31.09% |
| 2012 | | 15,966 | $11.94 | to | $16.43 | $193,340 | 0.58% | 0.00% | to | 1.50% | 16.26% | to | 18.10% |
| 2011 | 01/21/2011 | 12,873 | $10.27 | to | $14.05 | $133,022 | (b) | 0.00% | to | 1.50% | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Large Cap Growth Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 286 | $11.31 | to | $27.27 | $5,413 | 0.24% | 0.00% | to | 1.35% | 11.79% | to | 13.35% |
| 2013 | | 110 | $15.63 | to | $24.06 | $1,972 | 0.52% | 0.00% | to | 1.40% | 28.82% | to | 30.64% |
| 2012 | | 25 | $12.06 | to | $13.93 | $338 | 0.33% | 0.00% | to | 1.40% | 16.14% | to | 17.87% |
| 2011 | | 25 | $10.32 | to | $15.22 | $266 | 0.11% | 0.00% | to | 1.40% | | 1.74% | |
| 2010 | | 217 | $14.96 | to | $15.29 | $3,252 | 0.33% | 0.00% | to | 0.50% | 13.68% | to | 14.19% |
| **Voya Large Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 2 | | $11.53 | | $24 | - | | 0.35% | | | 8.98% | |
| 2013 | 09/06/2013 | 3 | | $10.58 | | $29 | (d) | | 0.35% | | | (d) | |
| 2012 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2011 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2010 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **Voya Large Cap Value Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2014 | | 27,820 | $12.68 | to | $15.50 | $384,229 | 2.12% | 0.00% | to | 1.95% | 7.95% | to | 10.09% |
| 2013 | | 27,029 | $11.74 | to | $14.08 | $342,341 | 2.16% | 0.00% | to | 1.95% | 28.31% | to | 30.92% |
| 2012 | | 22,249 | $9.15 | to | $10.76 | $217,365 | 2.56% | 0.00% | to | 1.95% | 12.41% | to | 14.71% |
| 2011 | | 24,706 | $8.14 | to | $9.38 | $212,312 | 1.28% | 0.00% | to | 1.95% | 1.50% | to | 3.53% |
| 2010 | | 16,432 | $8.02 | to | $9.06 | $137,628 | 2.49% | 0.00% | to | 1.95% | 17.08% | to | 19.37% |
| **Voya Large Cap Value Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 126 | $12.15 | to | $14.19 | $1,681 | 1.97% | 0.10% | to | 1.55% | 7.99% | to | 9.40% |
| 2013 | | 100 | $11.22 | to | $13.29 | $1,259 | 1.73% | 0.10% | to | 1.55% | 28.68% | to | 30.07% |
| 2012 | | 72 | $9.24 | to | $9.91 | $708 | 2.35% | 0.50% | to | 1.55% | 12.55% | to | 13.78% |
| 2011 | | 95 | $8.21 | to | $8.71 | $821 | 1.94% | 0.50% | to | 1.55% | | 2.18% | |
| 2010 | | - | | $8.26 | | $3 | - | | 1.05% | | | 18.00% | |
| **Voya Limited Maturity Bond Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 2 | | $10.06 | | $19 | - | | 0.35% | | | - | |
| 2013 | | 2 | | $10.06 | | $18 | - | | 0.35% | | | - | |
| 2012 | 01/23/2012 | 2 | | $10.06 | | $17 | (c) | | 0.35% | | | (c) | |
| 2011 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2010 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Multi-Manager Large Cap Core Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2014 | | 1,061 | $13.93 | to | $17.64 | $17,240 | 0.99% | 0.00% | to | 1.95% | 13.13% | to | 15.65% |
| 2013 | | 1,721 | $12.19 | to | $15.44 | $24,438 | 0.97% | 0.00% | to | 1.95% | 28.10% | to | 30.74% |
| 2012 | | 1,794 | $9.41 | to | $11.93 | $19,631 | 1.55% | 0.00% | to | 1.95% | 8.29% | to | 10.53% |
| 2011 | | 1,981 | $8.60 | to | $10.90 | $19,761 | 1.67% | 0.00% | to | 1.95% | -6.14% | to | -4.24% |
| 2010 | | 1,963 | $9.06 | to | $11.50 | $20,602 | 1.34% | 0.00% | to | 1.95% | 13.87% | to | 16.17% |
| **Voya Multi-Manager Large Cap Core Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 25 | $14.88 | to | $15.88 | $382 | 1.11% | 0.75% | to | 1.50% | 13.24% | to | 14.08% |
| 2013 | | 25 | $13.14 | to | $13.92 | $338 | 0.65% | 0.75% | to | 1.50% | 28.32% | to | 29.19% |
| 2012 | | 26 | $10.24 | to | $10.73 | $273 | 1.47% | 0.80% | to | 1.50% | 8.70% | to | 9.49% |
| 2011 | | 28 | $9.42 | to | $9.80 | $271 | 1.08% | 0.80% | to | 1.50% | -5.85% | to | -5.31% |
| 2010 | | 46 | $10.00 | to | $10.52 | $473 | 1.21% | 0.45% | to | 1.55% | 14.27% | to | 15.22% |
| **Voya U.S. Bond Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2014 | | 982 | $11.76 | to | $13.24 | $12,284 | 1.95% | 0.00% | to | 1.80% | 3.89% | to | 5.75% |
| 2013 | | 777 | $11.32 | to | $12.52 | $9,263 | 1.91% | 0.00% | to | 1.80% | -4.31% | to | -2.57% |
| 2012 | | 937 | $11.83 | to | $12.85 | $11,539 | 2.32% | 0.00% | to | 1.80% | 2.30% | to | 3.88% |
| 2011 | | 794 | $11.71 | to | $12.37 | $9,456 | 2.02% | 0.00% | to | 1.50% | 5.58% | to | 7.19% |
| 2010 | | 477 | $11.09 | to | $11.54 | $5,363 | 2.67% | 0.00% | to | 1.55% | 4.52% | to | 6.16% |
| **Voya U.S. Stock Index Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2014 | | 1,006 | $15.49 | to | $22.59 | $19,708 | 2.04% | 0.00% | to | 1.40% | 11.78% | to | 13.35% |
| 2013 | | 802 | $13.72 | to | $19.93 | $14,396 | 2.25% | 0.00% | to | 1.40% | 30.43% | to | 32.34% |
| 2012 | | 534 | $10.44 | to | $15.09 | $7,900 | 1.98% | 0.00% | to | 1.25% | 14.36% | to | 15.81% |
| 2011 | | 532 | $11.84 | to | $13.03 | $6,870 | 2.11% | 0.00% | to | 1.25% | 0.50% | to | 1.80% |
| 2010 | | 473 | $11.98 | to | $12.80 | $6,021 | 1.76% | 0.00% | to | 1.25% | 13.34% | to | 14.72% |
| **VY® BlackRock Inflation Protected Bond Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 4 | | $10.38 | | $43 | 1.85% | | 0.35% | | | 1.76% | |
| 2013 | | 6 | | $10.20 | | $65 | - | | 0.35% | | | -9.41% | |
| 2012 | | 9 | | $11.26 | | $97 | - | | 0.35% | | | 5.73% | |
| 2011 | 11/10/2011 | 7 | | $10.65 | | $74 | (b) | | 0.35% | | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® Clarion Global Real Estate Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 1 | | $12.91 | | $7 | - | | 0.35% | | | 12.95% | |
| 2013 | | 1 | | $11.43 | | $6 | - | | 0.35% | | | 2.97% | |
| 2012 | | 1 | | $11.10 | | $7 | - | | 0.35% | | | 24.72% | |
| 2011 | 07/18/2011 | - | | $8.90 | | $2 | (b) | | 0.35% | | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **VY® Clarion Global Real Estate Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2014 | | 6,586 | $13.50 | to | $14.85 | $92,705 | 1.37% | 0.00% | to | 1.50% | 12.41% | to | 14.06% |
| 2013 | | 6,640 | $12.01 | to | $13.02 | $82,599 | 6.06% | 0.00% | to | 1.50% | 2.39% | to | 3.99% |
| 2012 | | 6,449 | $11.73 | to | $12.52 | $77,810 | 0.80% | 0.00% | to | 1.50% | 24.21% | to | 26.08% |
| 2011 | | 5,765 | $9.44 | to | $9.93 | $55,561 | 3.83% | 0.00% | to | 1.50% | -6.63% | to | -5.16% |
| 2010 | | 5,816 | $10.11 | to | $10.47 | $59,612 | 8.70% | 0.00% | to | 1.50% | 14.63% | to | 16.33% |
| **VY® Clarion Real Estate Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 4 | | $14.69 | | $53 | 2.20% | | 0.35% | | | 28.97% | |
| 2013 | | 3 | | $11.39 | | $38 | - | | 0.35% | | | 1.33% | |
| 2012 | | 4 | | $11.24 | | $41 | - | | 0.35% | | | 14.69% | |
| 2011 | 08/15/2011 | 2 | | $9.80 | | $18 | (b) | | 0.35% | | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **VY® Clarion Real Estate Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2014 | | 140 | $15.77 | to | $17.22 | $2,409 | 1.61% | 0.95% | to | 1.95% | 27.80% | to | 29.09% |
| 2013 | | 145 | $12.34 | to | $13.34 | $1,928 | 1.65% | 0.95% | to | 1.95% | 0.24% | to | 1.29% |
| 2012 | | 175 | $12.31 | to | $13.17 | $2,303 | 1.30% | 0.95% | to | 1.95% | 13.56% | to | 14.72% |
| 2011 | | 188 | $10.84 | to | $11.48 | $2,157 | 2.40% | 0.95% | to | 1.95% | 7.65% | to | 8.71% |
| 2010 | | 182 | $10.07 | to | $10.56 | $1,924 | 3.64% | 0.95% | to | 1.95% | 25.88% | to | 27.08% |
| **VY® Clarion Real Estate Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 3,889 | $14.77 | to | $18.29 | $65,786 | 1.31% | 0.00% | to | 1.50% | 27.97% | to | 29.81% |
| 2013 | | 3,817 | $11.47 | to | $14.09 | $50,213 | 1.43% | 0.00% | to | 1.50% | 0.48% | to | 2.13% |
| 2012 | | 4,181 | $11.34 | to | $13.80 | $54,384 | 1.03% | 0.00% | to | 1.55% | 13.69% | to | 15.52% |
| 2011 | | 4,216 | $9.91 | to | $11.95 | $48,009 | 1.33% | 0.00% | to | 1.55% | 7.87% | to | 9.53% |
| 2010 | | 3,935 | $9.13 | to | $10.91 | $41,259 | 3.37% | 0.00% | to | 1.50% | 26.02% | to | 28.05% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® FMR Diversified Mid Cap Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2014 | | 2,466 | $15.01 | to | $15.17 | $37,011 | 0.43% | 0.00% | to | 0.45% | 5.78% | to | 6.23% |
| 2013 | | 2,570 | $14.19 | to | $14.28 | $36,469 | 0.74% | 0.00% | to | 0.45% | 35.79% | to | 36.39% |
| 2012 | 09/04/2012 | 2,655 | $10.45 | to | $10.47 | $27,744 | (c) | 0.00% | to | 0.45% | | (c) | |
| 2011 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2010 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **VY® FMR Diversified Mid Cap Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 2,450 | $14.79 | to | $24.45 | $54,794 | 0.23% | 0.00% | to | 1.60% | 4.34% | to | 6.04% |
| 2013 | | 2,805 | $14.08 | to | $23.06 | $59,652 | 0.47% | 0.00% | to | 1.60% | 33.87% | to | 36.01% |
| 2012 | | 3,077 | $10.44 | to | $16.96 | $48,491 | 0.53% | 0.00% | to | 1.60% | 12.81% | to | 14.67% |
| 2011 | | 4,580 | $9.19 | to | $14.79 | $64,098 | 0.20% | 0.00% | to | 1.60% | -12.28% | to | -10.93% |
| 2010 | | 4,086 | $10.41 | to | $16.61 | $64,558 | 0.15% | 0.00% | to | 1.80% | 26.45% | to | 28.45% |
| **VY® FMR Diversified Mid Cap Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2014 | | 3 | | $13.88 | | $40 | - | | 0.35% | | | 5.47% | |
| 2013 | | 3 | | $13.16 | | $38 | - | | 0.35% | | | 35.39% | |
| 2012 | | 1 | | $9.72 | | $8 | - | | 0.35% | | | 14.08% | |
| 2011 | 05/17/2011 | 1 | | $8.52 | | $12 | (b) | | 0.35% | | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **VY® Invesco Growth and Income Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2014 | | 1,485 | $15.21 | to | $15.37 | $22,583 | 1.17% | 0.00% | to | 0.45% | 9.90% | to | 10.34% |
| 2013 | | 886 | $13.84 | to | $13.93 | $12,257 | 1.54% | 0.00% | to | 0.45% | 33.59% | to | 34.20% |
| 2012 | 09/04/2012 | 634 | $10.36 | to | $10.38 | $6,568 | (c) | 0.00% | to | 0.45% | | (c) | |
| 2011 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2010 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **VY® Invesco Growth and Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 1,427 | $14.39 | to | $20.69 | $27,024 | 1.15% | 0.00% | to | 1.50% | 8.48% | to | 10.11% |
| 2013 | | 1,496 | $13.18 | to | $18.79 | $25,945 | 1.37% | 0.00% | to | 1.50% | 31.89% | to | 33.98% |
| 2012 | | 1,367 | $9.94 | to | $14.04 | $17,841 | 2.25% | 0.00% | to | 1.50% | 12.91% | to | 14.61% |
| 2011 | | 1,721 | $8.75 | to | $12.25 | $19,901 | 1.21% | 0.00% | to | 1.50% | -3.65% | to | -2.16% |
| 2010 | | 1,829 | $9.03 | to | $12.52 | $21,766 | 0.24% | 0.00% | to | 1.50% | 10.79% | to | 12.49% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® JPMorgan Emerging Markets Equity Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 18 | | $17.88 | | $321 | 0.68% | | 0.35% | | | 0.17% | |
| 2013 | | 15 | | $17.85 | | $265 | 0.70% | | 0.35% | | | -6.40% | |
| 2012 | | 16 | | $19.07 | | $307 | - | | 0.35% | | | 18.30% | |
| 2011 | | 18 | | $16.12 | | $286 | 0.87% | | 0.35% | | | -18.83% | |
| 2010 | | 20 | | $19.86 | | $405 | 0.48% | | 0.35% | | | 19.49% | |
| **VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2014 | | 1,208 | $18.55 | to | $18.70 | $22,492 | 1.22% | 0.95% | to | 1.20% | -0.11% | to | 0.16% |
| 2013 | | 1,302 | $18.57 | to | $18.67 | $24,242 | 1.13% | 0.95% | to | 1.20% | -6.54% | to | -6.37% |
| 2012 | | 1,631 | $19.87 | to | $19.94 | $32,471 | - | 0.95% | to | 1.10% | 17.99% | to | 18.20% |
| 2011 | | 1,715 | $16.84 | to | $16.87 | $28,902 | 1.10% | 0.95% | to | 1.00% | -18.84% | to | -18.82% |
| 2010 | | 1,953 | $20.75 | to | $20.78 | $40,548 | 0.67% | 0.95% | to | 1.00% | 19.39% | to | 19.49% |
| **VY® JPMorgan Emerging Markets Equity Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 953 | $8.88 | to | $23.68 | $20,091 | 0.94% | 0.00% | to | 1.55% | -0.58% | to | 0.97% |
| 2013 | | 973 | $8.88 | to | $23.46 | $20,444 | 0.87% | 0.00% | to | 1.50% | -7.12% | to | -5.78% |
| 2012 | | 1,166 | $9.51 | to | $24.70 | $26,309 | - | 0.00% | to | 1.50% | 17.35% | to | 19.08% |
| 2011 | | 1,268 | $8.05 | to | $20.76 | $23,894 | 0.83% | 0.00% | to | 1.50% | -19.51% | to | -18.26% |
| 2010 | | 1,441 | $9.94 | to | $25.42 | $33,720 | 0.48% | 0.00% | to | 1.55% | 18.45% | to | 20.31% |
| **VY® JPMorgan Small Cap Core Equity Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 1 | | $15.89 | | $24 | - | | 0.35% | | | 7.51% | |
| 2013 | | 1 | | $14.78 | | $22 | - | | 0.35% | | | 38.13% | |
| 2012 | | 1 | | $10.70 | | $16 | - | | 0.35% | | | 17.84% | |
| 2011 | 08/08/2011 | 1 | | $9.08 | | $9 | (b) | | 0.35% | | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2014 | | 1,682 | $15.88 | to | $16.05 | $26,704 | 0.56% | 0.00% | to | 0.45% | 8.10% | to | 8.59% |
| 2013 | | 1,325 | $14.69 | to | $14.78 | $19,469 | 0.95% | 0.00% | to | 0.45% | 38.72% | to | 39.43% |
| 2012 | 09/04/2012 | 851 | $10.59 | to | $10.60 | $9,013 | (c) | 0.00% | to | 0.45% | (c) | | |
| 2011 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2010 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® JPMorgan Small Cap Core Equity Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 931 | $17.70 | to | $26.03 | $22,043 | 0.36% | 0.00% | to | 1.65% | 6.60% | to | 8.37% |
| 2013 | | 816 | $16.48 | to | $24.02 | $17,992 | 0.83% | 0.00% | to | 1.65% | 36.86% | to | 39.00% |
| 2012 | | 524 | $11.97 | to | $17.29 | $8,402 | 0.25% | 0.00% | to | 1.50% | 16.92% | to | 18.67% |
| 2011 | | 631 | $10.18 | to | $14.57 | $8,714 | 0.37% | 0.00% | to | 1.50% | -2.80% | to | -1.29% |
| 2010 | | 466 | $10.41 | to | $14.76 | $6,554 | 0.28% | 0.00% | to | 1.50% | 24.86% | to | 26.70% |
| **VY® Morgan Stanley Global Franchise Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 2 | | $13.79 | | $30 | 2.99% | | 0.35% | | | 3.53% | |
| 2013 | | 3 | | $13.32 | | $37 | 2.94% | | 0.35% | | | 18.61% | |
| 2012 | | 3 | | $11.23 | | $31 | 4.35% | | 0.35% | | | 14.94% | |
| 2011 | 08/08/2011 | 1 | | $9.77 | | $15 | (b) | | 0.35% | | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **VY® T. Rowe Price Capital Appreciation Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 27 | | $14.83 | | $403 | 1.07% | | 0.35% | | | 11.42% | |
| 2013 | | 26 | | $13.31 | | $346 | 1.11% | | 0.35% | | | 21.33% | |
| 2012 | | 18 | | $10.97 | | $195 | 1.76% | | 0.35% | | | 13.68% | |
| 2011 | 05/17/2011 | 15 | | $9.65 | | $146 | (b) | | 0.35% | | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **VY® T. Rowe Price Capital Appreciation Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2014 | | 13,509 | $14.17 | to | $14.32 | $191,423 | 1.63% | 0.00% | to | 0.45% | 11.93% | to | 12.40% |
| 2013 | | 12,616 | $12.66 | to | $12.74 | $159,719 | 1.46% | 0.00% | to | 0.45% | 21.97% | to | 22.50% |
| 2012 | 09/04/2012 | 10,830 | $10.38 | to | $10.40 | $112,414 | (c) | 0.00% | to | 0.45% | | (c) | |
| 2011 | | (c) | (c) | | | (c) | (c) | (c) | | | | (c) | |
| 2010 | | (c) | (c) | | | (c) | (c) | (c) | | | | (c) | |
| **VY® T. Rowe Price Capital Appreciation Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 26,384 | $16.59 | to | $23.46 | $564,335 | 1.35% | 0.00% | to | 1.55% | 10.39% | to | 12.16% |
| 2013 | | 25,445 | $14.93 | to | $20.92 | $489,494 | 1.16% | 0.00% | to | 1.55% | 20.31% | to | 22.22% |
| 2012 | | 23,795 | $12.33 | to | $17.12 | $377,748 | 1.56% | 0.00% | to | 1.55% | 12.76% | to | 14.52% |
| 2011 | | 28,088 | $10.86 | to | $14.95 | $396,097 | 1.97% | 0.00% | to | 1.55% | 1.28% | to | 2.89% |
| 2010 | | 25,529 | $10.65 | to | $14.53 | $352,842 | 1.74% | 0.00% | to | 1.55% | 12.32% | to | 13.97% |

# VARIABLE ANNUITY ACCOUNT C OF
# VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® T. Rowe Price Equity Income Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 87 | | $17.64 | | $1,535 | 1.62% | | 0.35% | | | 6.78% | |
| 2013 | | 109 | | $16.52 | | $1,793 | 1.34% | | 0.35% | | | 28.86% | |
| 2012 | | 128 | | $12.82 | | $1,638 | 1.75% | | 0.35% | | | 16.23% | |
| 2011 | | 131 | | $11.03 | | $1,447 | 1.86% | | 0.35% | | | -1.52% | |
| 2010 | | 121 | | $11.20 | | $1,354 | 1.31% | | 0.35% | | | 14.17% | |
| **VY® T. Rowe Price Equity Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 5,230 | $13.77 | to | $28.61 | $121,652 | 1.87% | 0.00% | to | 1.65% | 5.70% | to | 7.46% |
| 2013 | | 5,436 | $12.93 | to | $26.63 | $122,461 | 1.61% | 0.00% | to | 1.65% | 27.59% | to | 30.09% |
| 2012 | | 5,641 | $10.06 | to | $20.53 | $104,568 | 1.97% | 0.00% | to | 1.65% | 15.46% | to | 17.25% |
| 2011 | | 6,232 | $8.66 | to | $17.51 | $100,170 | 1.97% | 0.00% | to | 1.50% | -2.41% | to | -0.89% |
| 2010 | | 6,508 | $8.82 | to | $17.67 | $106,214 | 1.54% | 0.00% | to | 1.65% | 13.06% | to | 15.00% |
| **VY® T. Rowe Price International Stock Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 12 | | $10.04 | | $117 | 0.84% | | 0.35% | | | -1.76% | |
| 2013 | | 12 | | $10.22 | | $120 | 0.90% | | 0.35% | | | 13.56% | |
| 2012 | | 11 | | $9.00 | | $102 | - | | 0.35% | | | 17.96% | |
| 2011 | | 11 | | $7.63 | | $83 | 3.66% | | 0.35% | | | -13.00% | |
| 2010 | | 9 | | $8.77 | | $81 | 0.78% | | 0.35% | | | 13.02% | |
| **VY® T. Rowe Price International Stock Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 484 | $8.63 | to | $17.44 | $7,682 | 1.18% | 0.00% | to | 1.50% | -2.58% | to | -1.08% |
| 2013 | | 487 | $8.81 | to | $17.64 | $7,898 | 1.06% | 0.00% | to | 1.50% | 12.58% | to | 14.39% |
| 2012 | | 527 | $7.78 | to | $15.43 | $7,554 | 0.28% | 0.00% | to | 1.50% | 17.02% | to | 18.78% |
| 2011 | | 564 | $6.61 | to | $12.99 | $6,872 | 3.63% | 0.00% | to | 1.50% | -13.67% | to | -12.35% |
| 2010 | | 579 | $7.60 | to | $14.82 | $8,102 | 1.37% | 0.00% | to | 1.50% | 12.11% | to | 13.82% |
| **VY® Templeton Global Growth Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2014 | | 41 | $9.36 | to | $20.79 | $806 | 1.36% | 0.55% | to | 1.45% | -3.95% | to | -3.12% |
| 2013 | | 39 | $20.02 | to | $21.46 | $813 | 1.57% | 0.55% | to | 1.45% | 29.08% | to | 30.21% |
| 2012 | | 52 | $15.51 | to | $16.42 | $841 | 1.94% | 0.60% | to | 1.45% | 20.23% | to | 21.27% |
| 2011 | | 53 | $12.90 | to | $13.54 | $709 | 1.80% | 0.60% | to | 1.45% | -6.86% | to | -6.04% |
| 2010 | | 52 | $13.78 | to | $14.41 | $735 | 1.63% | 0.60% | to | 1.55% | 6.33% | to | 7.38% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® Templeton Global Growth Portfolio - Service Class** | | | | | | | | | | | | | |
| | 2014 | 503 | $11.66 | to | $14.03 | $6,583 | 1.31% | 0.00% | to | 1.50% | -4.27% | to | -2.76% |
| | 2013 | 511 | $12.10 | to | $14.47 | $6,959 | 1.65% | 0.00% | to | 1.50% | 28.73% | to | 30.65% |
| | 2012 | 458 | $9.34 | to | $11.11 | $4,823 | 1.78% | 0.00% | to | 1.50% | 19.93% | to | 21.73% |
| | 2011 | 438 | $7.74 | to | $9.14 | $3,825 | 1.81% | 0.00% | to | 1.50% | -7.10% | to | -5.69% |
| | 2010 | 395 | $8.29 | to | $9.72 | $3,693 | 1.47% | 0.00% | to | 1.50% | 6.15% | to | 7.79% |
| **Voya Money Market Portfolio - Class I** | | | | | | | | | | | | | |
| | 2014 | 16,143 | $9.74 | to | $56.50 | $236,364 | - | 0.00% | to | 1.80% | -1.51% | to | 0.10% |
| | 2013 | 18,772 | $9.87 | to | $56.80 | $281,491 | - | 0.00% | to | 1.85% | | -1.79% | |
| | 2012 | 19,232 | $10.05 | to | $57.08 | $295,287 | 0.03% | 0.00% | to | 1.85% | -1.53% | to | 0.07% |
| | 2011 | 21,788 | $10.14 | to | $57.32 | $341,904 | 0.00% | 0.00% | to | 1.60% | -1.51% | to | 0.06% |
| | 2010 | 21,616 | $10.23 | to | $57.51 | $342,560 | 0.02% | 0.00% | to | 1.85% | -1.61% | to | 0.29% |
| **Voya Global Real Estate Fund - Class A** | | | | | | | | | | | | | |
| | 2014 | 7 | $20.79 | to | $22.00 | $151 | 2.10% | 0.35% | to | 1.35% | 12.18% | to | 13.01% |
| | 2013 | 7 | $18.51 | to | $19.30 | $135 | 2.64% | 0.50% | to | 1.40% | 2.21% | to | 3.10% |
| | 2012 | 5 | $18.11 | to | $18.72 | $92 | 5.16% | 0.50% | to | 1.40% | 24.30% | to | 24.63% |
| | 2011 | 4 | $14.90 | to | $15.02 | $63 | 3.60% | 0.50% | to | 0.80% | | -6.35% | |
| | 2010 | 3 | $15.91 | to | $15.95 | $48 | 2.78% | 0.65% | to | 0.80% | | 13.89% | |
| **Voya Multi-Manager International Small Cap Fund - Class A** | | | | | | | | | | | | | |
| | 2014 | 16 | $18.57 | to | $21.28 | $328 | 0.48% | 0.00% | to | 1.25% | -7.06% | to | -6.13% |
| | 2013 | 23 | $20.33 | to | $22.67 | $500 | 1.53% | 0.00% | to | 1.10% | 27.14% | to | 28.51% |
| | 2012 | 25 | $15.64 | to | $17.64 | $418 | 0.90% | 0.00% | to | 1.35% | 18.57% | to | 20.16% |
| | 2011 | 79 | $13.14 | to | $14.68 | $1,134 | 1.38% | 0.00% | to | 1.40% | -18.79% | to | -17.62% |
| | 2010 | 101 | $15.79 | to | $17.82 | $1,766 | 0.41% | 0.00% | to | 1.75% | 22.40% | to | 24.53% |
| **Voya Aggregate Bond Portfolio - Adviser Class** | | | | | | | | | | | | | |
| | 2014 | 124 | | $15.23 | | $1,890 | 1.54% | | 0.35% | | | 4.46% | |
| | 2013 | 137 | | $14.58 | | $1,995 | 3.13% | | 0.35% | | | -2.41% | |
| | 2012 | 179 | | $14.94 | | $2,675 | 2.97% | | 0.35% | | | 7.25% | |
| | 2011 | 185 | | $13.93 | | $2,578 | 2.89% | | 0.35% | | | 2.58% | |
| | 2010 | 147 | | $13.58 | | $1,991 | 3.43% | | 0.35% | | | 6.93% | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Aggregate Bond Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 216 | $10.99 | to | $11.69 | $2,478 | 2.05% | 0.00% | to | 1.40% | 3.88% | to | 5.41% |
| 2013 | | 105 | $10.58 | to | $11.09 | $1,138 | 2.60% | 0.00% | to | 1.40% | -3.02% | to | -2.44% |
| 2012 | | 29 | $10.91 | to | $11.07 | $322 | 5.00% | 0.80% | to | 1.40% | 6.75% | to | 7.19% |
| 2011 | 07/20/2011 | 8 | $10.22 | to | $10.29 | $78 | (b) | 0.95% | to | 1.40% | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Voya Aggregate Bond Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 10,309 | $13.45 | to | $18.94 | $169,930 | 1.76% | 0.00% | to | 1.95% | 3.12% | to | 5.52% |
| 2013 | | 12,726 | $12.90 | to | $18.01 | $201,227 | 3.35% | 0.00% | to | 1.95% | -3.80% | to | -1.85% |
| 2012 | | 15,755 | $13.27 | to | $18.35 | $255,966 | 3.07% | 0.00% | to | 1.95% | 5.80% | to | 7.92% |
| 2011 | | 15,317 | $12.41 | to | $17.01 | $232,928 | 2.92% | 0.00% | to | 1.95% | 1.25% | to | 3.26% |
| 2010 | | 15,339 | $12.13 | to | $16.48 | $227,651 | 3.41% | 0.00% | to | 1.95% | 5.45% | to | 7.58% |
| **Voya Global Bond Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 19 | | $14.21 | | $272 | 0.34% | | 0.35% | | | -0.42% | |
| 2013 | | 23 | | $14.27 | | $323 | 1.69% | | 0.35% | | | -4.87% | |
| 2012 | | 26 | | $15.00 | | $388 | 5.74% | | 0.35% | | | 6.99% | |
| 2011 | | 29 | | $14.02 | | $413 | 7.47% | | 0.35% | | | 2.94% | |
| 2010 | | 35 | | $13.62 | | $471 | 3.38% | | 0.35% | | | 14.74% | |
| **Voya Global Bond Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 6,870 | $12.27 | to | $15.51 | $96,508 | 0.83% | 0.00% | to | 1.95% | -1.54% | to | 1.34% |
| 2013 | | 8,054 | $12.33 | to | $15.45 | $113,498 | 2.06% | 0.00% | to | 1.95% | -6.10% | to | -2.83% |
| 2012 | | 10,197 | $12.96 | to | $16.05 | $151,398 | 6.15% | 0.00% | to | 1.95% | 5.04% | to | 7.95% |
| 2011 | | 11,179 | $12.12 | to | $14.91 | $155,537 | 7.58% | 0.00% | to | 1.95% | 1.72% | to | 3.76% |
| 2010 | | 11,430 | $11.79 | to | $14.38 | $154,688 | 3.10% | 0.00% | to | 1.95% | 13.56% | to | 17.21% |
| **Voya Global Bond Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 74 | $11.82 | to | $13.16 | $932 | 0.53% | 0.00% | to | 1.50% | -1.29% | to | 0.23% |
| 2013 | | 76 | $11.97 | to | $13.18 | $955 | 1.68% | 0.00% | to | 1.50% | -5.72% | to | -4.30% |
| 2012 | | 98 | $12.68 | to | $13.98 | $1,301 | 5.93% | 0.00% | to | 1.50% | 6.07% | to | 7.38% |
| 2011 | | 72 | $11.94 | to | $13.18 | $891 | 10.87% | 0.25% | to | 1.50% | 1.93% | to | 3.12% |
| 2010 | | 90 | $11.68 | to | $12.93 | $1,077 | 2.73% | 0.35% | to | 1.50% | 13.82% | to | 15.15% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Index Solution 2015 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 44 | $13.29 | to | $17.03 | $692 | 2.87% | 0.10% | to | 1.40% | 4.62% | to | 5.72% |
| 2013 | | 42 | $12.69 | to | $15.67 | $631 | 2.66% | 0.30% | to | 1.40% | 8.41% | to | 9.05% |
| 2012 | | 20 | $11.68 | to | $14.37 | $270 | 2.14% | 0.80% | to | 1.40% | 9.01% | to | 9.40% |
| 2011 | 07/21/2011 | 1 | $10.70 | to | $13.08 | $11 | (b) | 0.95% | to | 1.40% | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Voya Index Solution 2015 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 84 | $13.88 | to | $16.33 | $1,310 | 1.48% | 0.00% | to | 1.20% | 4.46% | to | 5.71% |
| 2013 | | 41 | $13.13 | to | $15.49 | $586 | 1.46% | 0.00% | to | 1.20% | 8.80% | to | 9.69% |
| 2012 | | 58 | $11.97 | to | $14.23 | $787 | 1.79% | 0.00% | to | 0.80% | 9.38% | to | 10.22% |
| 2011 | | 44 | $10.86 | to | $13.01 | $552 | 0.99% | 0.00% | to | 0.75% | 0.08% | to | 0.74% |
| 2010 | 07/19/2010 | 5 | $10.78 | to | $13.00 | $55 | (a) | 0.00% | to | 0.75% | | (a) | |
| **Voya Index Solution 2015 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2014 | | 89 | $13.23 | to | $14.27 | $1,223 | 2.41% | 0.00% | to | 1.55% | 4.01% | to | 5.63% |
| 2013 | | 90 | $12.72 | to | $13.51 | $1,185 | 2.12% | 0.00% | to | 1.55% | 7.89% | to | 9.57% |
| 2012 | | 82 | $11.79 | to | $12.33 | $981 | 1.80% | 0.00% | to | 1.55% | 8.36% | to | 9.86% |
| 2011 | | 72 | $10.88 | to | $11.16 | $798 | 2.29% | 0.20% | to | 1.55% | -0.91% | to | 0.45% |
| 2010 | 04/16/2010 | 62 | $10.98 | to | $11.11 | $687 | (a) | 0.20% | to | 1.55% | | (a) | |
| **Voya Index Solution 2025 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 143 | $14.73 | to | $19.18 | $2,587 | 1.78% | 0.10% | to | 1.40% | 4.51% | to | 5.63% |
| 2013 | | 73 | $14.08 | to | $17.87 | $1,238 | 1.63% | 0.30% | to | 1.40% | 15.72% | to | 16.27% |
| 2012 | | 32 | $12.14 | to | $15.12 | $476 | 2.17% | 0.95% | to | 1.40% | 11.73% | to | 12.17% |
| 2011 | 07/21/2011 | 6 | $10.86 | to | $13.48 | $78 | (b) | 0.95% | to | 1.40% | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Voya Index Solution 2025 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 134 | $15.38 | to | $18.41 | $2,410 | 1.42% | 0.00% | to | 1.20% | 4.42% | to | 5.63% |
| 2013 | | 64 | $14.56 | to | $17.47 | $1,101 | 1.68% | 0.00% | to | 1.20% | 16.16% | to | 17.04% |
| 2012 | | 6 | $12.44 | to | $15.04 | $87 | 1.47% | 0.00% | to | 0.75% | 12.24% | to | 13.09% |
| 2011 | | 4 | $11.00 | to | $13.40 | $49 | 5.19% | 0.00% | to | 0.75% | -2.26% | to | -1.52% |
| 2010 | 08/19/2010 | 2 | $11.17 | to | $13.71 | $28 | (a) | 0.00% | to | 0.75% | | (a) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Index Solution 2025 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2014 | | 282 | $14.71 | to | $15.87 | $4,350 | 1.72% | 0.00% | to | 1.55% | 3.88% | to | 5.52% |
| 2013 | | 257 | $14.16 | to | $15.04 | $3,767 | 1.58% | 0.00% | to | 1.55% | 15.12% | to | 16.86% |
| 2012 | | 204 | $12.30 | to | $12.87 | $2,563 | 1.36% | 0.00% | to | 1.55% | 11.11% | to | 12.59% |
| 2011 | | 178 | $11.07 | to | $11.36 | $2,003 | 1.87% | 0.20% | to | 1.55% | -3.23% | to | -1.90% |
| 2010 | 04/16/2010 | 132 | $11.44 | to | $11.58 | $1,519 | (a) | 0.20% | to | 1.55% | | (a) | |
| **Voya Index Solution 2035 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 120 | $16.32 | to | $20.74 | $2,313 | 1.55% | 0.00% | to | 1.40% | 4.68% | to | 6.14% |
| 2013 | | 72 | $15.42 | to | $19.54 | $1,305 | 1.19% | 0.00% | to | 1.40% | 20.64% | to | 21.17% |
| 2012 | | 24 | $15.41 | to | $15.59 | $372 | 1.45% | 0.95% | to | 1.40% | 13.90% | to | 14.38% |
| 2011 | 07/05/2011 | 3 | $13.53 | to | $13.63 | $42 | (b) | 0.95% | to | 1.40% | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Voya Index Solution 2035 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 88 | $16.33 | to | $19.82 | $1,641 | 1.12% | 0.00% | to | 1.20% | 4.66% | to | 5.90% |
| 2013 | | 30 | $15.42 | to | $18.77 | $504 | 1.19% | 0.00% | to | 1.20% | 20.99% | to | 21.99% |
| 2012 | | 13 | $12.64 | to | $15.50 | $169 | 0.80% | 0.00% | to | 0.80% | 14.22% | to | 15.12% |
| 2011 | | 7 | $10.98 | to | $13.57 | $80 | 1.96% | 0.00% | to | 0.75% | -3.96% | to | -3.26% |
| 2010 | 08/12/2010 | 2 | $11.35 | to | $14.13 | $22 | (a) | 0.00% | to | 0.75% | | (a) | |
| **Voya Index Solution 2035 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2014 | | 183 | $15.65 | to | $16.89 | $3,006 | 1.54% | 0.00% | to | 1.55% | 4.13% | to | 5.83% |
| 2013 | | 165 | $15.03 | to | $15.96 | $2,576 | 1.23% | 0.00% | to | 1.55% | 19.86% | to | 21.74% |
| 2012 | | 141 | $12.54 | to | $13.11 | $1,815 | 1.13% | 0.00% | to | 1.55% | 13.28% | to | 14.94% |
| 2011 | | 139 | $11.07 | to | $11.38 | $1,557 | 1.59% | 0.10% | to | 1.55% | -4.90% | to | -3.48% |
| 2010 | 04/16/2010 | 92 | $11.64 | to | $11.79 | $1,083 | (a) | 0.10% | to | 1.55% | | (a) | |
| **Voya Index Solution 2045 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 86 | $16.83 | to | $21.74 | $1,768 | 0.93% | 0.00% | to | 1.40% | 4.83% | to | 6.36% |
| 2013 | | 20 | $15.87 | to | $20.44 | $380 | 1.40% | 0.00% | to | 1.40% | 22.64% | to | 23.12% |
| 2012 | | 3 | $15.86 | to | $16.05 | $48 | - | 0.95% | to | 1.40% | 14.51% | to | 15.14% |
| 2011 | 09/19/2011 | 1 | $13.85 | to | $13.94 | $17 | (b) | 0.95% | to | 1.40% | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Index Solution 2045 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 40 | $15.94 | to | $20.77 | $785 | 1.57% | 0.00% | to | 1.25% | 4.76% | to | 6.03% |
| 2013 | | 20 | $15.93 | to | $19.65 | $365 | 1.00% | 0.00% | to | 1.20% | 23.10% | to | 24.07% |
| 2012 | | 2 | $12.84 | to | $15.95 | $34 | - | 0.00% | to | 0.80% | 14.94% | to | 15.88% |
| 2011 | | 2 | $11.08 | to | $13.87 | $19 | - | 0.00% | to | 0.80% | -4.80% | to | -4.15% |
| 2010 | 12/1/2010 | - | $11.56 | to | $14.57 | $1 | (a) | 0.00% | to | 0.75% | | (a) | |
| **Voya Index Solution 2045 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2014 | | 132 | $16.17 | to | $17.45 | $2,238 | 1.18% | 0.00% | to | 1.55% | 4.32% | to | 5.95% |
| 2013 | | 114 | $15.50 | to | $16.47 | $1,821 | 1.02% | 0.00% | to | 1.55% | 21.95% | to | 23.83% |
| 2012 | | 101 | $12.71 | to | $13.30 | $1,308 | 1.08% | 0.00% | to | 1.55% | 13.89% | to | 15.61% |
| 2011 | | 81 | $11.16 | to | $11.47 | $923 | 1.19% | 0.10% | to | 1.55% | -5.82% | to | -4.42% |
| 2010 | 04/16/2010 | 49 | $11.85 | to | $12.00 | $584 | (a) | 0.10% | to | 1.55% | | (a) | |
| **Voya Index Solution 2055 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 26 | $16.09 | to | $17.10 | $424 | 1.04% | 0.10% | to | 1.40% | 5.09% | to | 6.49% |
| 2013 | | 10 | $15.31 | to | $16.02 | $153 | 1.16% | 0.15% | to | 1.40% | 22.72% | to | 23.10% |
| 2012 | | 2 | $12.50 | to | $12.64 | $20 | - | 0.95% | to | 1.35% | | 15.12% | |
| 2011 | 11/15/2011 | - | | $10.98 | | - | (b) | | 0.95% | | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Voya Index Solution 2055 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 27 | $15.84 | to | $16.98 | $446 | 1.73% | 0.00% | to | 1.50% | 4.76% | to | 6.32% |
| 2013 | | 16 | $15.12 | to | $15.97 | $246 | 0.45% | 0.00% | to | 1.50% | 22.59% | to | 24.18% |
| 2012 | | 16 | $12.44 | to | $12.86 | $202 | - | 0.00% | to | 1.25% | 14.44% | to | 15.86% |
| 2011 | | 6 | $10.87 | to | $11.10 | $64 | - | 0.00% | to | 1.25% | -5.04% | to | -4.15% |
| 2010 | 10/11/2010 | - | $11.51 | to | $11.58 | $3 | (a) | 0.00% | to | 0.95% | | (a) | |
| **Voya Index Solution 2055 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2014 | | 22 | $15.84 | to | $16.86 | $368 | 1.03% | 0.00% | to | 1.35% | 4.75% | to | 6.10% |
| 2013 | | 14 | $15.01 | to | $15.89 | $217 | 0.65% | 0.00% | to | 1.55% | 22.03% | to | 23.95% |
| 2012 | | 7 | $12.30 | to | $12.82 | $92 | - | 0.00% | to | 1.55% | 14.35% | to | 14.89% |
| 2011 | | 5 | $10.87 | to | $10.97 | $53 | - | 0.60% | to | 1.15% | | -5.21% | |
| 2010 | 6/22/2010 | - | | $11.51 | | - | (a) | 0.90% | to | 0.95% | | (a) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Index Solution Income Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 31 | $13.41 | to | $15.97 | $468 | 4.18% | 0.10% | to | 1.25% | 4.91% | to | 5.92% |
| 2013 | 10/09/2013 | 1 | $12.66 | to | $14.45 | $10 | (d) | 0.30% | to | 1.25% | | (d) | |
| 2012 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2011 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2010 | | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **Voya Index Solution Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 72 | $13.43 | to | $15.33 | $1,094 | 2.28% | 0.00% | to | 1.05% | 5.04% | to | 5.91% |
| 2013 | | 58 | $12.68 | to | $14.49 | $833 | 3.56% | 0.00% | to | 0.80% | 6.94% | to | 7.73% |
| 2012 | | 84 | $11.77 | to | $13.55 | $1,133 | 2.02% | 0.00% | to | 0.80% | 7.63% | to | 8.58% |
| 2011 | 02/09/2011 | 51 | $10.84 | to | $12.59 | $645 | (b) | 0.00% | to | 0.80% | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Voya Index Solution Income Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2014 | | 22 | $12.70 | to | $13.70 | $288 | 2.19% | 0.00% | to | 1.55% | 4.18% | to | 5.79% |
| 2013 | | 21 | $12.19 | to | $12.95 | $259 | 2.89% | 0.00% | to | 1.55% | 6.00% | to | 7.08% |
| 2012 | | 19 | $11.50 | to | $11.86 | $226 | 2.91% | 0.50% | to | 1.55% | 6.68% | to | 7.76% |
| 2011 | | 17 | $10.78 | to | $10.97 | $186 | 2.89% | 0.60% | to | 1.55% | 0.94% | to | 1.86% |
| 2010 | 04/16/2010 | 15 | $10.68 | to | $10.76 | $160 | (a) | 0.65% | to | 1.55% | | (a) | |
| **Voya Solution 2015 Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 63 | | $14.28 | | $905 | 2.30% | | 0.35% | | | 5.08% | |
| 2013 | | 68 | | $13.59 | | $919 | 3.01% | | 0.35% | | | 8.55% | |
| 2012 | | 70 | | $12.52 | | $874 | 3.93% | | 0.35% | | | 10.70% | |
| 2011 | | 71 | $11.31 | to | $12.12 | $805 | 2.89% | 0.00% | to | 0.35% | -1.22% | to | -0.90% |
| 2010 | | 45 | $11.45 | to | $12.23 | $512 | 0.09% | 0.00% | to | 0.65% | 10.19% | to | 10.88% |
| **Voya Solution 2015 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 260 | $10.27 | to | $11.93 | $3,054 | 2.70% | 0.00% | to | 1.20% | 5.55% | to | 6.04% |
| 2013 | | 158 | $11.18 | to | $11.25 | $1,766 | 3.75% | 0.00% | to | 0.45% | 8.97% | to | 9.44% |
| 2012 | 09/04/2012 | 124 | $10.26 | to | $10.28 | $1,276 | (c) | 0.00% | to | 0.45% | | (c) | |
| 2011 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2010 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Solution 2015 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 4,708 | $11.83 | to | $15.86 | $68,097 | 2.61% | 0.00% | to | 1.50% | 4.18% | to | 5.75% |
| 2013 | | 4,916 | $11.29 | to | $15.00 | $67,703 | 3.22% | 0.00% | to | 1.50% | 7.48% | to | 9.16% |
| 2012 | | 5,266 | $10.44 | to | $13.75 | $67,178 | 4.26% | 0.00% | to | 1.50% | 9.77% | to | 11.53% |
| 2011 | | 5,226 | $9.45 | to | $12.33 | $60,328 | 3.23% | 0.00% | to | 1.50% | -2.19% | to | -0.68% |
| 2010 | | 4,993 | $9.61 | to | $12.42 | $58,754 | 2.36% | 0.00% | to | 1.50% | 9.61% | to | 11.39% |
| **Voya Solution 2015 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2014 | | 579 | $13.44 | to | $14.50 | $8,129 | 2.43% | 0.00% | to | 1.55% | 3.94% | to | 5.61% |
| 2013 | | 756 | $12.93 | to | $13.73 | $10,144 | 3.01% | 0.00% | to | 1.55% | 7.30% | to | 8.97% |
| 2012 | | 855 | $12.05 | to | $12.60 | $10,582 | 3.80% | 0.00% | to | 1.55% | 9.55% | to | 11.21% |
| 2011 | | 1,241 | $11.00 | to | $11.33 | $13,912 | 3.32% | 0.00% | to | 1.55% | -2.40% | to | -0.79% |
| 2010 | 04/16/2010 | 1,297 | $11.27 | to | $11.42 | $14,738 | (a) | 0.00% | to | 1.55% | | (a) | |
| **Voya Solution 2025 Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 34 | $14.64 | to | $15.09 | $492 | 1.80% | 0.35% | to | 0.70% | | 4.87% | |
| 2013 | | 36 | | $13.96 | | $508 | 1.93% | | 0.35% | | | 15.66% | |
| 2012 | | 35 | | $12.07 | | $427 | 2.46% | | 0.35% | | | 12.80% | |
| 2011 | | 36 | | $10.70 | | $387 | 1.90% | | 0.35% | | | -3.69% | |
| 2010 | | 32 | $11.11 | to | $12.08 | $351 | 0.05% | 0.00% | to | 0.95% | 12.38% | to | 13.53% |
| **Voya Solution 2025 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 120 | $10.32 | to | $12.79 | $1,478 | 4.94% | 0.00% | to | 1.20% | 5.33% | to | 5.79% |
| 2013 | | 66 | $12.01 | to | $12.09 | $788 | 2.60% | 0.00% | to | 0.45% | 16.04% | to | 16.59% |
| 2012 | 09/04/2012 | 50 | $10.35 | to | $10.37 | $521 | (c) | 0.00% | to | 0.45% | | (c) | |
| 2011 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2010 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Voya Solution 2025 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 9,368 | $11.80 | to | $16.56 | $142,609 | 2.03% | 0.00% | to | 1.50% | 3.99% | to | 5.61% |
| 2013 | | 9,043 | $11.28 | to | $15.69 | $131,426 | 2.28% | 0.00% | to | 1.50% | 14.56% | to | 16.39% |
| 2012 | | 8,785 | $9.79 | to | $13.48 | $110,500 | 2.73% | 0.00% | to | 1.50% | 11.77% | to | 13.49% |
| 2011 | | 8,260 | $8.71 | to | $11.89 | $92,206 | 2.18% | 0.00% | to | 1.50% | -4.53% | to | -3.03% |
| 2010 | | 7,451 | $9.07 | to | $12.27 | $86,539 | 1.58% | 0.00% | to | 1.50% | 12.04% | to | 13.82% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Solution 2025 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2014 | | 982 | $14.79 | to | $15.96 | $15,200 | 1.82% | 0.00% | to | 1.55% | 3.79% | to | 5.42% |
| 2013 | | 1,019 | $14.25 | to | $15.14 | $15,044 | 2.10% | 0.00% | to | 1.55% | 14.27% | to | 16.10% |
| 2012 | | 1,219 | $12.47 | to | $13.04 | $15,599 | 2.31% | 0.00% | to | 1.55% | 11.61% | to | 13.29% |
| 2011 | | 1,727 | $11.17 | to | $11.51 | $19,675 | 2.22% | 0.00% | to | 1.55% | -4.77% | to | -3.20% |
| 2010 | 04/16/2010 | 1,708 | $11.73 | to | $11.89 | $20,208 | (a) | 0.00% | to | 1.55% | | (a) | |
| **Voya Solution 2035 Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 12 | | $15.17 | | $183 | 1.51% | | 0.35% | | | 4.98% | |
| 2013 | | 15 | | $14.45 | | $215 | 1.25% | | 0.35% | | | 19.72% | |
| 2012 | | 22 | | $12.07 | | $266 | 1.99% | | 0.35% | | | 14.41% | |
| 2011 | | 32 | | $10.55 | | $338 | 1.12% | | 0.35% | | | -5.21% | |
| 2010 | | 34 | $11.13 | to | $11.56 | $379 | 0.05% | 0.35% | to | 1.00% | 13.11% | to | 13.92% |
| **Voya Solution 2035 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 217 | $10.39 | to | $13.34 | $2,695 | 2.23% | 0.00% | to | 1.20% | 5.43% | to | 5.96% |
| 2013 | | 142 | $12.52 | to | $12.59 | $1,783 | 2.08% | 0.00% | to | 0.45% | 20.15% | to | 20.71% |
| 2012 | 09/04/2012 | 125 | $10.42 | to | $10.43 | $1,299 | (c) | 0.00% | to | 0.45% | | (c) | |
| 2011 | | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2010 | | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| **Voya Solution 2035 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 8,558 | $11.92 | to | $17.35 | $136,761 | 2.01% | 0.00% | to | 1.50% | 4.09% | to | 5.73% |
| 2013 | | 8,079 | $11.38 | to | $16.41 | $123,072 | 1.90% | 0.00% | to | 1.50% | 18.60% | to | 20.66% |
| 2012 | | 7,612 | $9.54 | to | $13.64 | $96,949 | 2.16% | 0.00% | to | 1.50% | 13.34% | to | 15.11% |
| 2011 | | 6,862 | $8.36 | to | $11.85 | $76,467 | 1.61% | 0.00% | to | 1.50% | -6.05% | to | -4.55% |
| 2010 | | 5,947 | $8.85 | to | $12.42 | $70,002 | 1.19% | 0.00% | to | 1.50% | 12.86% | to | 14.58% |
| **Voya Solution 2035 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2014 | | 840 | $15.56 | to | $16.79 | $13,637 | 1.95% | 0.00% | to | 1.55% | 3.87% | to | 5.53% |
| 2013 | | 889 | $14.98 | to | $15.91 | $13,788 | 1.62% | 0.00% | to | 1.55% | 18.33% | to | 20.17% |
| 2012 | | 1,165 | $12.66 | to | $13.24 | $15,155 | 1.94% | 0.00% | to | 1.55% | 13.24% | to | 14.93% |
| 2011 | | 1,444 | $11.18 | to | $11.52 | $16,464 | 1.68% | 0.00% | to | 1.55% | -6.29% | to | -4.79% |
| 2010 | 04/16/2010 | 1,425 | $11.93 | to | $12.10 | $17,154 | (a) | 0.00% | to | 1.55% | | (a) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Solution 2045 Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 7 | $15.36 | to | $15.44 | $114 | 1.80% | 0.35% | to | 1.25% | | 5.49% | |
| 2013 | | 7 | | $14.56 | | $108 | 1.78% | | 0.35% | | | 22.66% | |
| 2012 | | 10 | | $11.87 | | $117 | 1.72% | | 0.35% | | | 14.80% | |
| 2011 | | 11 | | $10.34 | | $115 | 1.03% | | 0.35% | | | -5.74% | |
| 2010 | | 7 | | $10.97 | | $80 | 0.02% | | 0.35% | | | 14.51% | |
| **Voya Solution 2045 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 114 | $10.45 | to | $13.76 | $1,526 | 1.83% | 0.00% | to | 1.20% | 5.83% | to | 6.34% |
| 2013 | | 102 | $12.86 | to | $12.94 | $1,313 | 1.98% | 0.00% | to | 0.45% | | 23.18% | |
| 2012 | 09/04/2012 | 77 | | $10.44 | | $803 | (c) | | 0.45% | | | (c) | |
| 2011 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2010 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **Voya Solution 2045 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 5,982 | $11.86 | to | $17.85 | $98,309 | 1.68% | 0.00% | to | 1.50% | 4.51% | to | 6.12% |
| 2013 | | 5,814 | $11.28 | to | $16.82 | $90,698 | 1.67% | 0.00% | to | 1.50% | 21.56% | to | 23.77% |
| 2012 | | 5,506 | $9.22 | to | $13.63 | $70,077 | 1.84% | 0.00% | to | 1.50% | 13.76% | to | 15.51% |
| 2011 | | 4,993 | $8.06 | to | $11.80 | $55,372 | 1.22% | 0.00% | to | 1.50% | -6.56% | to | -5.12% |
| 2010 | | 4,246 | $8.57 | to | $12.44 | $49,958 | 0.90% | 0.00% | to | 1.50% | 13.39% | to | 15.17% |
| **Voya Solution 2045 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2014 | | 473 | $16.13 | to | $17.40 | $7,963 | 1.56% | 0.00% | to | 1.55% | 4.27% | to | 5.84% |
| 2013 | | 512 | $15.47 | to | $16.44 | $8,217 | 1.31% | 0.00% | to | 1.55% | 21.33% | to | 23.24% |
| 2012 | | 881 | $12.75 | to | $13.34 | $11,546 | 1.54% | 0.00% | to | 1.55% | 13.64% | to | 15.40% |
| 2011 | | 1,168 | $11.22 | to | $11.56 | $13,383 | 1.25% | 0.00% | to | 1.55% | -6.89% | to | -5.40% |
| 2010 | 04/16/2010 | 1,142 | $12.05 | to | $12.22 | $13,890 | (a) | 0.00% | to | 1.55% | | (a) | |
| **Voya Solution 2055 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 57 | $10.48 | to | $16.90 | $777 | 1.07% | 0.00% | to | 1.20% | | 6.09% | |
| 2013 | | 10 | | $15.60 | | $155 | 1.43% | | 0.45% | | | 23.32% | |
| 2012 | 09/14/2012 | 10 | | $12.65 | | $124 | (c) | | 0.45% | | | (c) | |
| 2011 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2010 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Solution 2055 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 672 | $15.03 | to | $16.71 | $10,817 | 1.38% | 0.00% | to | 1.50% | 4.63% | to | 6.23% |
| 2013 | | 489 | $14.28 | to | $15.73 | $7,472 | 1.20% | 0.00% | to | 1.50% | 21.65% | to | 23.57% |
| 2012 | | 272 | $11.67 | to | $12.73 | $3,384 | 1.04% | 0.00% | to | 1.50% | 13.86% | to | 15.52% |
| 2011 | | 130 | $10.20 | to | $11.02 | $1,414 | 0.37% | 0.05% | to | 1.50% | -6.52% | to | -5.16% |
| 2010 | 06/18/2010 | 19 | $11.50 | to | $11.62 | $222 | (a) | 0.05% | to | 1.50% | | (a) | |
| **Voya Solution 2055 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2014 | | 55 | $15.55 | to | $16.60 | $887 | 1.53% | 0.00% | to | 1.40% | 4.64% | to | 6.14% |
| 2013 | | 45 | $14.86 | to | $15.64 | $683 | 1.07% | 0.00% | to | 1.40% | 21.60% | to | 23.34% |
| 2012 | | 35 | $12.22 | to | $12.68 | $438 | 0.86% | 0.00% | to | 1.40% | 13.77% | to | 15.27% |
| 2011 | | 24 | $10.74 | to | $11.00 | $259 | 0.46% | 0.00% | to | 1.45% | -6.43% | to | -5.25% |
| 2010 | 06/28/2010 | 15 | $11.51 | to | $11.61 | $174 | (a) | 0.00% | to | 1.25% | | (a) | |
| **Voya Solution Balanced Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 343 | $12.06 | to | $13.10 | $4,280 | 1.93% | 0.25% | to | 1.50% | 4.78% | to | 6.07% |
| 2013 | | 295 | $11.51 | to | $12.35 | $3,502 | 2.15% | 0.25% | to | 1.50% | 13.92% | to | 15.36% |
| 2012 | | 219 | $10.10 | to | $10.71 | $2,273 | 1.63% | 0.25% | to | 1.50% | 11.97% | to | 13.45% |
| 2011 | | 193 | $9.02 | to | $9.44 | $1,775 | 0.33% | 0.25% | to | 1.50% | -3.94% | to | -2.68% |
| 2010 | | 131 | $9.39 | to | $9.70 | $1,246 | 1.11% | 0.25% | to | 1.50% | 11.11% | to | 12.40% |
| **Voya Solution Income Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 14 | | $14.52 | | $206 | 2.34% | | 0.35% | | | | 5.14% | |
| 2013 | | 16 | | $13.81 | | $221 | 3.35% | | 0.35% | | | | 6.31% | |
| 2012 | | 20 | | $12.99 | | $257 | 3.93% | | 0.35% | | | | 9.16% | |
| 2011 | | 25 | | $11.90 | | $303 | 2.00% | | 0.35% | | | | -0.17% | |
| 2010 | | 84 | $11.92 | to | $12.20 | $998 | 0.63% | 0.25% | to | 0.40% | 8.82% | to | 9.03% |
| **Voya Solution Income Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 287 | $10.25 | to | $11.63 | $3,290 | 3.08% | 0.00% | to | 1.20% | 5.50% | to | 6.02% |
| 2013 | | 234 | $10.90 | to | $10.97 | $2,555 | 3.45% | 0.00% | to | 0.45% | 6.86% | to | 7.34% |
| 2012 | 09/04/2012 | 193 | $10.20 | to | $10.22 | $1,968 | (c) | 0.00% | to | 0.45% | | (c) | |
| 2011 | | (c) | | (c) | | (c) | (c) | | (c) | | | | (c) | |
| 2010 | | (c) | | (c) | | (c) | (c) | | (c) | | | | (c) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Solution Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 1,248 | $12.57 | to | $15.66 | $17,739 | 2.64% | 0.00% | to | 1.50% | 4.23% | to | 5.81% |
| 2013 | | 1,106 | $11.99 | to | $14.81 | $15,119 | 3.65% | 0.00% | to | 1.50% | 5.35% | to | 7.01% |
| 2012 | | 1,014 | $11.31 | to | $13.84 | $13,244 | 5.01% | 0.00% | to | 1.50% | 8.15% | to | 9.75% |
| 2011 | | 1,144 | $10.40 | to | $12.61 | $13,757 | 3.92% | 0.00% | to | 1.50% | -1.13% | to | 0.42% |
| 2010 | | 1,044 | $10.46 | to | $12.57 | $12,512 | 3.39% | 0.00% | to | 1.50% | 7.95% | to | 9.78% |
| **Voya Solution Income Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2014 | | 91 | $12.82 | to | $13.73 | $1,210 | 2.23% | 0.00% | to | 1.40% | 4.14% | to | 5.62% |
| 2013 | | 110 | $12.31 | to | $13.00 | $1,395 | 3.75% | 0.00% | to | 1.40% | 5.38% | to | 6.82% |
| 2012 | | 173 | $11.68 | to | $12.17 | $2,070 | 4.41% | 0.00% | to | 1.40% | 8.05% | to | 9.64% |
| 2011 | | 241 | $10.80 | to | $11.10 | $2,646 | 3.22% | 0.00% | to | 1.45% | -1.10% | to | 0.27% |
| 2010 | 04/16/2010 | 458 | $10.93 | to | $11.07 | $5,049 | (a) | 0.00% | to | 1.40% | | (a) | |
| **Voya Solution Moderately Conservative Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 493 | $11.99 | to | $13.03 | $6,119 | 2.21% | 0.25% | to | 1.50% | 3.99% | to | 5.34% |
| 2013 | | 412 | $11.53 | to | $12.37 | $4,900 | 2.79% | 0.25% | to | 1.50% | 7.96% | to | 9.28% |
| 2012 | | 326 | $10.68 | to | $11.32 | $3,570 | 1.85% | 0.25% | to | 1.50% | 10.33% | to | 11.64% |
| 2011 | | 305 | $9.68 | to | $10.14 | $3,018 | 0.54% | 0.25% | to | 1.50% | -2.22% | to | -0.88% |
| 2010 | | 247 | $9.90 | to | $10.23 | $2,487 | 1.49% | 0.25% | to | 1.50% | 9.51% | to | 10.95% |
| **VY® American Century Small-Mid Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 7 | | $21.99 | | $153 | 1.37% | | 0.35% | | | 11.74% | |
| 2013 | | 7 | | $19.68 | | $140 | 0.77% | | 0.35% | | | 30.68% | |
| 2012 | | 8 | | $15.06 | | $119 | 0.87% | | 0.35% | | | 15.67% | |
| 2011 | | 8 | | $13.02 | | $110 | 1.08% | | 0.35% | | | -3.77% | |
| 2010 | | 6 | | $13.53 | | $76 | 1.56% | | 0.35% | | | 21.35% | |
| **VY® American Century Small-Mid Cap Value Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 1,017 | $14.77 | to | $19.45 | $19,231 | 1.62% | 0.00% | to | 1.40% | 11.19% | to | 12.75% |
| 2013 | | 1,158 | $13.22 | to | $17.25 | $19,547 | 1.41% | 0.00% | to | 1.40% | 29.96% | to | 31.78% |
| 2012 | | 774 | $12.65 | to | $13.09 | $10,028 | 0.02% | 0.00% | to | 1.40% | 14.90% | to | 15.43% |
| 2011 | 09/19/2011 | - | $11.01 | to | $11.08 | $5 | (b) | 0.95% | to | 1.40% | | (b) | |
| 2010 | | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® American Century Small-Mid Cap Value Portfolio - Service Class** | | | | | | | | | | | | | |
| | 2014 | 2,229 | $18.32 | to | $32.79 | $60,125 | 1.27% | 0.00% | to | 1.50% | 10.79% | to | 12.81% |
| | 2013 | 2,324 | $16.43 | to | $29.16 | $57,450 | 1.13% | 0.00% | to | 1.50% | 29.40% | to | 31.40% |
| | 2012 | 2,169 | $13.08 | to | $22.20 | $43,640 | 1.22% | 0.00% | to | 1.50% | 14.61% | to | 16.40% |
| | 2011 | 2,497 | $10.97 | to | $19.08 | $44,006 | 1.09% | 0.00% | to | 1.50% | -4.57% | to | -3.13% |
| | 2010 | 2,506 | $11.41 | to | $19.70 | $45,970 | 1.09% | 0.00% | to | 1.50% | 20.15% | to | 22.06% |
| **VY® Baron Growth Portfolio - Adviser Class** | | | | | | | | | | | | | |
| | 2014 | 20 | | $21.18 | | $420 | - | | 0.35% | | | 3.67% | |
| | 2013 | 28 | | $20.43 | | $571 | 0.60% | | 0.35% | | | 38.04% | |
| | 2012 | 96 | | $14.80 | | $1,419 | - | | 0.35% | | | 18.97% | |
| | 2011 | 99 | | $12.44 | | $1,233 | - | | 0.35% | | | 1.55% | |
| | 2010 | 102 | | $12.25 | | $1,247 | - | | 0.35% | | | 25.77% | |
| **VY® Baron Growth Portfolio - Service Class** | | | | | | | | | | | | | |
| | 2014 | 6,191 | $11.08 | to | $34.97 | $175,509 | 0.07% | 0.00% | to | 1.55% | 2.76% | to | 4.35% |
| | 2013 | 6,705 | $10.75 | to | $33.72 | $186,035 | 1.30% | 0.00% | to | 1.55% | 36.74% | to | 38.89% |
| | 2012 | 6,184 | $11.46 | to | $24.57 | $129,571 | - | 0.00% | to | 1.55% | 17.77% | to | 19.72% |
| | 2011 | 6,828 | $9.66 | to | $20.75 | $121,607 | - | 0.00% | to | 1.55% | 0.69% | to | 2.27% |
| | 2010 | 6,913 | $9.54 | to | $20.51 | $122,371 | - | 0.00% | to | 1.75% | 24.28% | to | 26.62% |
| **VY® Columbia Contrarian Core Portfolio - Service Class** | | | | | | | | | | | | | |
| | 2014 | 554 | $13.53 | to | $33.07 | $15,271 | 0.77% | 0.00% | to | 1.50% | 11.13% | to | 12.88% |
| | 2013 | 598 | $12.10 | to | $29.32 | $14,676 | 1.41% | 0.00% | to | 1.50% | 32.75% | to | 34.79% |
| | 2012 | 653 | $9.06 | to | $21.76 | $12,097 | 0.30% | 0.00% | to | 1.50% | 10.57% | to | 12.31% |
| | 2011 | 730 | $8.15 | to | $19.38 | $11,915 | 0.99% | 0.00% | to | 1.50% | -6.09% | to | -4.66% |
| | 2010 | 843 | $8.62 | to | $20.33 | $14,440 | 0.40% | 0.00% | to | 1.50% | 10.40% | to | 12.01% |
| **VY® Columbia Small Cap Value II Portfolio - Adviser Class** | | | | | | | | | | | | | |
| | 2014 | 17 | | $15.23 | | $254 | 0.38% | | 0.35% | | | 3.75% | |
| | 2013 | 18 | | $14.68 | | $270 | 0.73% | | 0.35% | | | 39.15% | |
| | 2012 | 26 | | $10.55 | | $279 | 0.39% | | 0.35% | | | 13.56% | |
| | 2011 | 25 | | $9.29 | | $234 | 0.77% | | 0.35% | | | -3.23% | |
| | 2010 | 3 | | $9.60 | | $26 | - | | 0.35% | | | 24.51% | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® Columbia Small Cap Value II Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 293 | $15.08 | to | $17.12 | $4,730 | 0.18% | 0.00% | to | 1.50% | 2.82% | to | 4.33% |
| 2013 | | 337 | $14.58 | to | $16.45 | $5,258 | 0.84% | 0.00% | to | 1.50% | 37.89% | to | 40.00% |
| 2012 | | 293 | $10.51 | to | $11.78 | $3,292 | 0.25% | 0.00% | to | 1.50% | 12.47% | to | 14.14% |
| 2011 | | 312 | $9.31 | to | $10.34 | $3,093 | 0.51% | 0.00% | to | 1.50% | -4.18% | to | -2.65% |
| 2010 | | 231 | $9.81 | to | $10.66 | $2,367 | 1.31% | 0.00% | to | 1.50% | 23.49% | to | 24.97% |
| **VY® Fidelity® VIP Mid Cap Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 278 | $14.73 | to | $19.33 | $4,092 | 4.64% | 0.00% | to | 0.45% | 5.21% | to | 5.69% |
| 2013 | | 333 | $14.00 | to | $18.29 | $4,661 | 0.04% | 0.00% | to | 0.45% | 34.74% | to | 35.38% |
| 2012 | | 437 | $10.39 | to | $13.51 | $4,543 | - | 0.00% | to | 0.45% | | 14.30% | |
| 2011 | | 692 | $11.51 | to | $11.82 | $7,970 | 0.17% | 0.00% | to | 0.50% | -11.53% | to | -11.13% |
| 2010 | | 1,084 | $13.01 | to | $13.30 | $14,099 | 0.52% | 0.00% | to | 0.50% | 27.55% | to | 28.13% |
| **VY® Invesco Comstock Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 27 | | $17.95 | | $482 | 1.94% | | 0.35% | | | 8.46% | |
| 2013 | | 27 | | $16.55 | | $444 | 0.51% | | 0.35% | | | 34.33% | |
| 2012 | | 27 | | $12.32 | | $334 | 0.95% | | 0.35% | | | 17.89% | |
| 2011 | | 28 | | $10.45 | | $297 | 1.32% | | 0.35% | | | -2.70% | |
| 2010 | | 29 | | $10.74 | | $307 | 1.02% | | 0.35% | | | 14.38% | |
| **VY® Invesco Comstock Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 3,702 | $14.52 | to | $24.48 | $76,270 | 1.94% | 0.00% | to | 1.95% | 6.98% | to | 9.18% |
| 2013 | | 3,594 | $13.42 | to | $22.70 | $69,828 | 0.81% | 0.00% | to | 1.95% | 32.35% | to | 35.10% |
| 2012 | | 3,281 | $10.03 | to | $17.01 | $48,799 | 1.24% | 0.00% | to | 1.95% | 16.31% | to | 18.73% |
| 2011 | | 3,682 | $8.53 | to | $14.49 | $46,669 | 1.37% | 0.00% | to | 1.95% | -3.92% | to | -2.12% |
| 2010 | | 4,016 | $8.79 | to | $14.95 | $52,549 | 1.29% | 0.00% | to | 1.95% | 12.86% | to | 15.17% |
| **VY® Invesco Equity and Income Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 95 | | $17.67 | | $1,674 | 1.61% | | 0.35% | | | 8.07% | |
| 2013 | | 50 | | $16.35 | | $811 | 1.05% | | 0.35% | | | 23.86% | |
| 2012 | | 54 | | $13.20 | | $712 | 1.62% | | 0.35% | | | 11.86% | |
| 2011 | | 55 | | $11.80 | | $649 | 2.05% | | 0.35% | | | -1.91% | |
| 2010 | | 43 | | $12.03 | | $523 | 1.38% | | 0.35% | | | 11.39% | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® Invesco Equity and Income Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 20,175 | $10.23 | to | $20.99 | $350,430 | 1.75% | 0.00% | to | 1.95% | 1.44% | to | 11.71% |
| 2013 | | 15,175 | $13.78 | to | $19.26 | $260,310 | 1.40% | 0.00% | to | 1.95% | 20.81% | to | 30.53% |
| 2012 | | 16,784 | $11.13 | to | $15.37 | $232,827 | 2.34% | 0.00% | to | 1.95% | 5.06% | to | 12.81% |
| 2011 | | 18,261 | $9.95 | to | $13.67 | $228,833 | 2.23% | 0.00% | to | 1.95% | -3.03% | to | -1.01% |
| 2010 | | 19,572 | $10.15 | to | $13.81 | $249,741 | 1.82% | 0.00% | to | 1.95% | 10.19% | to | 17.25% |
| **VY® Invesco Equity and Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 229 | $10.57 | to | $60.47 | $3,362 | 3.93% | 0.00% | to | 1.25% | | 7.61% | |
| 2013 | | 6 | $52.41 | to | $54.02 | $300 | 1.04% | 1.00% | to | 1.25% | 23.09% | to | 23.39% |
| 2012 | | 6 | $42.58 | to | $43.78 | $277 | 1.98% | 1.00% | to | 1.25% | 11.12% | to | 11.40% |
| 2011 | | 6 | $38.32 | to | $39.30 | $229 | 2.26% | 1.00% | to | 1.25% | -2.54% | to | -2.31% |
| 2010 | | 5 | $39.32 | to | $40.23 | $214 | 1.65% | 1.00% | to | 1.25% | 10.64% | to | 10.92% |
| **VY® JPMorgan Mid Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 18 | | $22.26 | | $406 | 0.52% | | 0.35% | | | 14.27% | |
| 2013 | | 19 | | $19.48 | | $364 | 0.28% | | 0.35% | | | 30.74% | |
| 2012 | | 23 | | $14.90 | | $348 | 0.61% | | 0.35% | | | 19.30% | |
| 2011 | | 25 | | $12.49 | | $308 | 0.58% | | 0.35% | | | 1.30% | |
| 2010 | | 31 | | $12.33 | | $378 | 0.60% | | 0.35% | | | 22.20% | |
| **VY® JPMorgan Mid Cap Value Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 461 | | $15.06 | | $6,939 | 1.19% | | 0.95% | | | 14.18% | |
| 2013 | | 375 | | $13.19 | | $4,945 | 1.27% | | 0.95% | | | 30.72% | |
| 2012 | 09/14/2012 | 90 | | $10.09 | | $904 | (c) | | 0.95% | | | (c) | |
| 2011 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2010 | | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **VY® JPMorgan Mid Cap Value Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 2,205 | $17.67 | to | $35.87 | $68,476 | 0.84% | 0.00% | to | 1.55% | 13.20% | to | 14.99% |
| 2013 | | 2,217 | $15.51 | to | $31.20 | $60,174 | 0.65% | 0.00% | to | 1.55% | 29.54% | to | 31.58% |
| 2012 | | 1,951 | $11.89 | to | $23.72 | $40,437 | 0.76% | 0.00% | to | 1.55% | 18.23% | to | 20.04% |
| 2011 | | 1,760 | $10.00 | to | $19.76 | $30,683 | 0.83% | 0.00% | to | 1.50% | 0.29% | to | 1.88% |
| 2010 | | 1,790 | $9.91 | to | $19.41 | $30,952 | 0.77% | 0.00% | to | 1.55% | 21.11% | to | 23.01% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® Oppenheimer Global Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 33 | | $17.17 | | $559 | 0.86% | | 0.35% | | | 1.48% | |
| 2013 | | 36 | | $16.92 | | $609 | 0.99% | | 0.35% | | | 25.99% | |
| 2012 | | 45 | | $13.43 | | $601 | 0.90% | | 0.35% | | | 20.77% | |
| 2011 | | 46 | | $11.12 | | $515 | 1.20% | | 0.35% | | | -8.93% | |
| 2010 | | 40 | | $12.21 | | $483 | 1.39% | | 0.35% | | | 15.08% | |
| **VY® Oppenheimer Global Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 30,400 | $12.85 | to | $21.73 | $576,327 | 1.18% | 0.00% | to | 1.80% | -2.86% | to | 5.83% |
| 2013 | | 33,227 | $12.67 | to | $21.19 | $621,059 | 1.36% | 0.00% | to | 1.80% | 17.76% | to | 32.35% |
| 2012 | | 36,131 | $10.06 | to | $16.66 | $540,715 | 1.29% | 0.00% | to | 1.80% | 15.61% | to | 21.70% |
| 2011 | | 40,001 | $8.34 | to | $13.73 | $498,449 | 1.52% | 0.00% | to | 1.65% | -9.60% | to | -8.10% |
| 2010 | | 43,210 | $9.16 | to | $14.94 | $591,369 | 1.57% | 0.00% | to | 1.80% | 14.05% | to | 21.88% |
| **VY® Oppenheimer Global Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 50 | $21.26 | to | $21.95 | $1,101 | 1.02% | 1.00% | to | 1.25% | 0.81% | to | 1.11% |
| 2013 | | 49 | $21.09 | to | $21.71 | $1,061 | 1.17% | 1.00% | to | 1.25% | 25.31% | to | 25.56% |
| 2012 | | 47 | $16.83 | to | $17.29 | $815 | 1.10% | 1.00% | to | 1.25% | 19.79% | to | 20.15% |
| 2011 | | 44 | $14.05 | to | $14.39 | $638 | 1.40% | 1.00% | to | 1.25% | -9.53% | to | -9.33% |
| 2010 | | 41 | $15.53 | to | $15.87 | $647 | 1.41% | 1.00% | to | 1.25% | 14.36% | to | 14.67% |
| **VY® Pioneer High Yield Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 2,359 | $17.04 | to | $20.67 | $43,987 | 5.14% | 0.00% | to | 1.95% | -1.64% | to | 0.34% |
| 2013 | | 1,896 | $17.14 | to | $20.60 | $35,918 | 4.80% | 0.00% | to | 1.95% | 10.14% | to | 12.34% |
| 2012 | | 1,358 | $15.39 | to | $18.34 | $23,376 | 6.02% | 0.00% | to | 1.95% | 13.96% | to | 16.22% |
| 2011 | | 1,281 | $13.37 | to | $15.78 | $19,191 | 6.17% | 0.00% | to | 1.95% | -2.62% | to | -0.69% |
| 2010 | | 1,177 | $13.58 | to | $15.89 | $17,901 | 6.06% | 0.00% | to | 1.95% | 16.67% | to | 19.10% |
| **VY® Pioneer High Yield Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 41 | $17.98 | to | $19.78 | $788 | 4.71% | 0.25% | to | 1.35% | -1.21% | to | -0.15% |
| 2013 | | 36 | $18.20 | to | $19.81 | $698 | 4.30% | 0.25% | to | 1.35% | 10.68% | to | 11.38% |
| 2012 | | 27 | $16.41 | to | $17.31 | $466 | 5.82% | 0.60% | to | 1.40% | 14.35% | to | 15.08% |
| 2011 | | 27 | $14.41 | to | $15.25 | $393 | 5.50% | 0.35% | to | 1.35% | -2.31% | to | -1.29% |
| 2010 | | 25 | $14.71 | to | $15.45 | $370 | 5.44% | 0.35% | to | 1.40% | 17.02% | to | 18.30% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class** | | | | | | | | | | | | | |
| | 2014 | 18 | | $21.65 | | $386 | - | | 0.35% | | | 10.91% | |
| | 2013 | 20 | | $19.52 | | $389 | 0.23% | | 0.35% | | | 33.97% | |
| | 2012 | 32 | | $14.57 | | $465 | - | | 0.35% | | | 15.27% | |
| | 2011 | 32 | | $12.64 | | $409 | 0.23% | | 0.35% | | | -4.53% | |
| | 2010 | 34 | | $13.24 | | $451 | - | | 0.35% | | | 27.31% | |
| **VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class** | | | | | | | | | | | | | |
| | 2014 | 17,649 | $16.72 | to | $37.97 | $404,023 | 0.27% | 0.00% | to | 1.50% | 4.50% | to | 14.29% |
| | 2013 | 18,991 | $15.09 | to | $23.21 | $393,263 | 0.29% | 0.00% | to | 1.50% | 29.45% | to | 38.68% |
| | 2012 | 20,973 | $11.26 | to | $17.17 | $324,303 | 0.52% | 0.00% | to | 1.50% | 11.41% | to | 16.10% |
| | 2011 | 22,944 | $9.79 | to | $14.79 | $309,528 | 0.35% | 0.00% | to | 1.50% | -5.15% | to | -3.64% |
| | 2010 | 24,412 | $10.25 | to | $15.35 | $345,307 | 0.28% | 0.00% | to | 1.50% | 26.65% | to | 31.82% |
| **VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class** | | | | | | | | | | | | | |
| | 2014 | 53 | $16.17 | to | $24.79 | $1,070 | - | 0.00% | to | 1.30% | 10.19% | to | 11.67% |
| | 2013 | 48 | $14.67 | to | $22.20 | $859 | 0.14% | 0.00% | to | 1.30% | 33.06% | to | 34.71% |
| | 2012 | 43 | $11.02 | to | $16.48 | $586 | 0.17% | 0.00% | to | 1.30% | 14.43% | to | 15.89% |
| | 2011 | 47 | $9.63 | to | $14.22 | $580 | 0.18% | 0.00% | to | 1.25% | -5.12% | to | -3.92% |
| | 2010 | 43 | $10.15 | to | $14.80 | $562 | - | 0.00% | to | 1.25% | 26.47% | to | 28.14% |
| **VY® T. Rowe Price Growth Equity Portfolio - Adviser Class** | | | | | | | | | | | | | |
| | 2014 | 73 | | $20.36 | | $1,484 | - | | 0.35% | | | 7.78% | |
| | 2013 | 83 | | $18.89 | | $1,561 | - | | 0.35% | | | 38.08% | |
| | 2012 | 89 | | $13.68 | | $1,224 | - | | 0.35% | | | 17.93% | |
| | 2011 | 98 | | $11.60 | | $1,139 | - | | 0.35% | | | -1.94% | |
| | 2010 | 101 | | $11.83 | | $1,195 | - | | 0.35% | | | 15.87% | |
| **VY® T. Rowe Price Growth Equity Portfolio - Initial Class** | | | | | | | | | | | | | |
| | 2014 | 9,293 | $15.91 | to | $48.96 | $337,335 | - | 0.00% | to | 1.50% | 7.06% | to | 8.71% |
| | 2013 | 9,672 | $14.77 | to | $45.48 | $326,039 | 0.02% | 0.00% | to | 1.50% | 37.17% | to | 39.28% |
| | 2012 | 9,885 | $10.71 | to | $32.97 | $247,651 | 0.17% | 0.00% | to | 1.50% | 17.11% | to | 18.92% |
| | 2011 | 9,608 | $9.08 | to | $28.03 | $208,716 | - | 0.00% | to | 1.50% | -2.57% | to | -1.06% |
| | 2010 | 10,050 | $9.27 | to | $28.62 | $223,428 | 0.04% | 0.00% | to | 1.50% | 15.11% | to | 16.88% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **VY® T. Rowe Price Growth Equity Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 180 | $20.39 | to | $24.39 | $4,148 | - | 0.00% | to | 1.45% | 6.87% | to | 8.40% |
| 2013 | | 182 | $18.89 | to | $22.72 | $3,895 | 0.03% | 0.00% | to | 1.55% | 36.78% | to | 38.90% |
| 2012 | | 176 | $13.81 | to | $16.52 | $2,729 | - | 0.00% | to | 1.55% | 16.74% | to | 18.62% |
| 2011 | | 156 | $11.83 | to | $14.07 | $2,053 | - | 0.00% | to | 1.55% | -2.79% | to | -1.33% |
| 2010 | | 152 | $12.17 | to | $14.40 | $2,022 | 0.06% | 0.00% | to | 1.55% | 14.81% | to | 16.61% |
| **VY® Templeton Foreign Equity Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2014 | | 40 | | $10.13 | | $409 | 2.11% | | 0.35% | | | -7.40% | |
| 2013 | | 49 | | $10.94 | | $539 | 1.09% | | 0.35% | | | 19.30% | |
| 2012 | | 61 | | $9.17 | | $562 | 1.18% | | 0.35% | | | 17.87% | |
| 2011 | | 59 | | $7.78 | | $457 | 2.05% | | 0.35% | | | -12.68% | |
| 2010 | | 36 | | $8.91 | | $324 | 1.86% | | 0.35% | | | 7.87% | |
| **VY® Templeton Foreign Equity Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2014 | | 9,958 | $9.63 | to | $10.73 | $99,808 | 2.55% | 0.00% | to | 1.50% | -7.97% | to | -6.53% |
| 2013 | | 10,606 | $10.46 | to | $11.48 | $114,872 | 1.48% | 0.00% | to | 1.50% | 18.46% | to | 20.21% |
| 2012 | | 11,465 | $8.83 | to | $9.55 | $104,253 | 1.62% | 0.00% | to | 1.50% | 17.08% | to | 18.93% |
| 2011 | | 10,100 | $7.54 | to | $8.03 | $77,991 | 1.95% | 0.00% | to | 1.50% | -13.36% | to | -12.05% |
| 2010 | | 10,877 | $8.70 | to | $9.13 | $96,382 | 2.20% | 0.00% | to | 1.50% | 7.22% | to | 9.74% |
| **VY® Templeton Foreign Equity Portfolio - Service Class** | | | | | | | | | | | | | |
| 2014 | | 26 | $11.37 | to | $12.84 | $328 | 2.03% | 0.00% | to | 1.40% | -8.23% | to | -6.89% |
| 2013 | | 27 | $12.39 | to | $13.79 | $362 | 1.24% | 0.00% | to | 1.40% | 18.34% | to | 19.91% |
| 2012 | | 25 | $10.47 | to | $11.50 | $284 | 2.16% | 0.00% | to | 1.40% | 16.98% | to | 18.68% |
| 2011 | | 9 | $8.95 | to | $9.69 | $86 | 1.15% | 0.00% | to | 1.40% | -13.44% | to | -12.23% |
| 2010 | | 8 | $10.32 | to | $11.04 | $88 | 2.76% | 0.00% | to | 1.45% | 7.04% | to | 8.55% |
| **Voya Core Equity Research Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 7 | $23.57 | to | $25.32 | $167 | 1.82% | 0.35% | to | 1.55% | 8.40% | to | 9.42% |
| 2013 | | 7 | $22.13 | to | $23.14 | $162 | 0.57% | 0.35% | to | 1.25% | 28.96% | to | 30.15% |
| 2012 | | 11 | $17.16 | to | $17.78 | $190 | 1.06% | 0.35% | to | 1.25% | 16.02% | to | 17.05% |
| 2011 | | 13 | $14.79 | to | $15.19 | $189 | 1.03% | 0.35% | to | 1.25% | -1.66% | to | -0.78% |
| 2010 | | 13 | $14.99 | to | $15.29 | $200 | 0.61% | 0.40% | to | 1.40% | 10.95% | to | 12.10% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Strategic Allocation Conservative Portfolio - Class I** | | | | | | | | | | | | | |
| | 2014 | 1,725 | $12.95 | to | $28.93 | $38,249 | 2.71% | 0.00% | to | 1.50% | 4.98% | to | 6.63% |
| | 2013 | 1,821 | $12.26 | to | $27.13 | $37,570 | 2.58% | 0.00% | to | 1.60% | 10.41% | to | 12.39% |
| | 2012 | 1,798 | $11.03 | to | $24.14 | $33,238 | 2.70% | 0.00% | to | 1.70% | 10.62% | to | 12.32% |
| | 2011 | 1,920 | $9.91 | to | $21.55 | $31,636 | 4.08% | 0.00% | to | 1.60% | 0.18% | to | 1.80% |
| | 2010 | 1,876 | $9.82 | to | $21.17 | $30,602 | 4.39% | 0.00% | to | 1.60% | 9.40% | to | 11.10% |
| **Voya Strategic Allocation Growth Portfolio - Class I** | | | | | | | | | | | | | |
| | 2014 | 3,394 | $12.34 | to | $30.84 | $75,559 | 2.04% | 0.00% | to | 1.95% | 4.45% | to | 6.63% |
| | 2013 | 3,607 | $11.68 | to | $28.95 | $76,061 | 1.71% | 0.00% | to | 1.95% | 20.03% | to | 22.45% |
| | 2012 | 3,688 | $9.63 | to | $23.66 | $64,806 | 1.57% | 0.00% | to | 1.95% | 12.70% | to | 15.09% |
| | 2011 | 3,981 | $8.45 | to | $20.63 | $61,425 | 2.68% | 0.00% | to | 1.95% | -4.75% | to | -2.89% |
| | 2010 | 4,056 | $8.78 | to | $21.25 | $65,533 | 3.58% | 0.00% | to | 1.95% | 10.82% | to | 13.15% |
| **Voya Strategic Allocation Moderate Portfolio - Class I** | | | | | | | | | | | | | |
| | 2014 | 3,238 | $12.54 | to | $29.32 | $68,770 | 2.33% | 0.00% | to | 1.60% | 4.94% | to | 6.71% |
| | 2013 | 3,358 | $11.86 | to | $27.50 | $67,281 | 2.15% | 0.00% | to | 1.60% | 14.74% | to | 16.58% |
| | 2012 | 3,554 | $10.27 | to | $23.66 | $61,420 | 2.13% | 0.00% | to | 1.70% | 11.85% | to | 13.66% |
| | 2011 | 3,774 | $9.12 | to | $20.83 | $57,881 | 3.49% | 0.00% | to | 1.60% | -2.21% | to | -0.57% |
| | 2010 | 3,928 | $9.26 | to | $20.95 | $61,501 | 3.92% | 0.00% | to | 1.60% | 10.25% | to | 12.15% |
| **Voya Growth and Income Portfolio - Class A** | | | | | | | | | | | | | |
| | 2014 | 101 | | $15.77 | | $1,598 | 1.56% | | 0.35% | | | 9.82% | |
| | 2013 | 111 | | $14.36 | | $1,598 | 1.09% | | 0.35% | | | 29.60% | |
| | 2012 | 71 | | $11.08 | | $785 | 1.34% | | 0.35% | | | 14.82% | |
| | 2011 | 89 | | $9.65 | | $856 | 1.09% | | 0.35% | | | -1.03% | |
| | 2010 | 62 | | $9.75 | | $606 | 0.99% | | 0.35% | | | 13.11% | |
| **Voya Growth and Income Portfolio - Class I** | | | | | | | | | | | | | |
| | 2014 | 37,723 | $14.38 | to | $502.14 | $1,371,748 | 1.94% | 0.00% | to | 1.95% | 8.58% | to | 10.72% |
| | 2013 | 41,976 | $13.11 | to | $457.82 | $1,391,126 | 1.38% | 0.00% | to | 1.95% | 28.10% | to | 31.00% |
| | 2012 | 42,100 | $10.12 | to | $353.70 | $1,068,514 | 1.84% | 0.00% | to | 1.95% | 13.53% | to | 15.77% |
| | 2011 | 47,467 | $8.82 | to | $308.39 | $1,044,149 | 1.24% | 0.00% | to | 1.95% | -2.23% | to | -0.22% |
| | 2010 | 52,699 | $8.93 | to | $312.14 | $1,177,617 | 1.06% | 0.00% | to | 1.95% | 11.92% | to | 14.24% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Growth and Income Portfolio - Class S** | | | | | | | | | | | | | |
| 2014 | | 15 | $15.29 | to | $22.95 | $281 | 1.62% | 0.10% | to | 1.55% | 8.70% | to | 10.33% |
| 2013 | | 12 | $13.98 | to | $20.81 | $212 | 0.06% | 0.10% | to | 1.55% | 28.36% | to | 30.26% |
| 2012 | | 533 | $10.84 | to | $16.04 | $6,121 | 1.47% | 0.00% | to | 1.55% | 13.73% | to | 15.45% |
| 2011 | | 737 | $9.58 | to | $13.95 | $7,254 | 2.00% | 0.00% | to | 1.55% | -1.72% | to | -0.50% |
| 2010 | | 141 | $9.70 | to | $14.09 | $1,467 | 1.02% | 0.00% | to | 1.50% | 12.15% | to | 13.84% |
| **Voya Index Plus LargeCap Portfolio - Class I** | | | | | | | | | | | | | |
| 2014 | | 11,978 | $13.30 | to | $37.36 | $348,666 | 1.47% | 0.00% | to | 1.95% | 11.70% | to | 13.92% |
| 2013 | | 12,649 | $11.85 | to | $32.83 | $325,012 | 1.82% | 0.00% | to | 1.95% | 30.24% | to | 32.92% |
| 2012 | | 13,613 | $9.05 | to | $24.77 | $269,213 | 1.66% | 0.00% | to | 1.95% | 12.30% | to | 14.50% |
| 2011 | | 15,065 | $8.03 | to | $21.65 | $262,851 | 1.90% | 0.00% | to | 1.95% | -2.07% | to | -0.05% |
| 2010 | | 16,582 | $8.16 | to | $21.66 | $292,131 | 1.93% | 0.00% | to | 1.95% | 11.70% | to | 14.02% |
| **Voya Index Plus LargeCap Portfolio - Class S** | | | | | | | | | | | | | |
| 2014 | | 18 | | $17.76 | | $318 | 1.23% | | 0.35% | | | 13.12% | |
| 2013 | | 21 | | $15.70 | | $335 | 1.42% | | 0.35% | | | 32.27% | |
| 2012 | | 31 | | $11.87 | | $368 | 1.60% | | 0.35% | | | 13.70% | |
| 2011 | | 37 | | $10.44 | | $383 | 1.64% | | 0.35% | | | -0.76% | |
| 2010 | | 33 | | $10.52 | | $348 | 1.94% | | 0.35% | | | 13.24% | |
| **Voya Index Plus MidCap Portfolio - Class I** | | | | | | | | | | | | | |
| 2014 | | 9,910 | $15.76 | to | $46.11 | $366,118 | 0.77% | 0.00% | to | 1.95% | 7.44% | to | 9.90% |
| 2013 | | 10,694 | $14.52 | to | $42.09 | $365,883 | 1.15% | 0.00% | to | 1.95% | 31.89% | to | 34.56% |
| 2012 | | 11,422 | $10.89 | to | $31.28 | $298,981 | 0.91% | 0.00% | to | 1.95% | 15.57% | to | 17.73% |
| 2011 | | 12,437 | $9.33 | to | $26.58 | $280,455 | 0.84% | 0.00% | to | 1.85% | -2.94% | to | -1.12% |
| 2010 | | 13,426 | $9.53 | to | $26.88 | $307,653 | 1.06% | 0.00% | to | 2.10% | 19.36% | to | 21.95% |
| **Voya Index Plus MidCap Portfolio - Class S** | | | | | | | | | | | | | |
| 2014 | | 19 | | $19.37 | | $364 | 0.69% | | 0.35% | | | 8.94% | |
| 2013 | | 28 | | $17.78 | | $503 | 0.90% | | 0.35% | | | 33.78% | |
| 2012 | | 29 | | $13.29 | | $387 | 0.52% | | 0.35% | | | 16.99% | |
| 2011 | | 34 | | $11.36 | | $389 | 0.41% | | 0.35% | | | -1.73% | |
| 2010 | | 51 | | $11.56 | | $590 | 0.94% | | 0.35% | | | 21.05% | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Index Plus SmallCap Portfolio - Class I** | | | | | | | | | | | | | |
| | 2014 | 5,601 | $15.13 | to | $32.63 | $149,688 | 0.63% | 0.00% | to | 1.95% | 3.40% | to | 5.43% |
| | 2013 | 6,051 | $14.48 | to | $30.95 | $154,881 | 0.94% | 0.00% | to | 1.95% | 39.95% | to | 42.71% |
| | 2012 | 6,083 | $10.24 | to | $21.69 | $109,978 | 0.58% | 0.00% | to | 1.95% | 10.36% | to | 12.38% |
| | 2011 | 6,805 | $9.19 | to | $19.30 | $110,537 | 0.86% | 0.00% | to | 1.80% | -2.52% | to | -0.72% |
| | 2010 | 7,455 | $9.34 | to | $19.44 | $122,910 | 0.69% | 0.00% | to | 2.10% | 20.30% | to | 22.86% |
| **Voya Index Plus SmallCap Portfolio - Class S** | | | | | | | | | | | | | |
| | 2014 | 16 | | $17.50 | | $278 | 0.39% | | 0.35% | | | 4.92% | |
| | 2013 | 14 | | $16.68 | | $236 | 0.49% | | 0.35% | | | 41.72% | |
| | 2012 | 15 | | $11.77 | | $176 | - | | 0.35% | | | 11.78% | |
| | 2011 | 17 | | $10.53 | | $181 | 0.60% | | 0.35% | | | -1.31% | |
| | 2010 | 14 | | $10.67 | | $154 | 0.72% | | 0.35% | | | 22.08% | |
| **Voya International Index Portfolio - Class I** | | | | | | | | | | | | | |
| | 2014 | 2,753 | $8.78 | to | $16.46 | $26,942 | 0.83% | 0.00% | to | 1.65% | -7.48% | to | -5.95% |
| | 2013 | 2,524 | $9.41 | to | $17.67 | $26,714 | 2.24% | 0.00% | to | 1.80% | 19.26% | to | 21.45% |
| | 2012 | 2,347 | $7.89 | to | $14.68 | $20,592 | 2.78% | 0.00% | to | 1.80% | 16.54% | to | 18.84% |
| | 2011 | 2,344 | $6.77 | to | $12.49 | $17,553 | 2.70% | 0.00% | to | 1.80% | -13.76% | to | -12.20% |
| | 2010 | 2,334 | $7.85 | to | $14.36 | $20,151 | 3.45% | 0.00% | to | 1.80% | 6.27% | to | 8.01% |
| **Voya International Index Portfolio - Class S** | | | | | | | | | | | | | |
| | 2014 | - | | $15.95 | | $7 | - | | 0.35% | | | -6.51% | |
| | 2013 | - | | $17.06 | | $6 | - | | 0.35% | | | 20.65% | |
| | 2012 | - | | $14.14 | | $5 | - | | 0.35% | | | 18.03% | |
| | 2011 | 1 | | $11.98 | | $7 | - | | 0.35% | | | -12.75% | |
| | 2010 | 1 | | $13.73 | | $13 | 6.25% | | 0.35% | | | 7.27% | |
| **Voya Russell™ Large Cap Growth Index Portfolio - Class I** | | | | | | | | | | | | | |
| | 2014 | 769 | $23.33 | to | $25.39 | $18,455 | 1.11% | 0.00% | to | 1.50% | 11.41% | to | 13.10% |
| | 2013 | 563 | $20.94 | to | $22.45 | $12,039 | 1.35% | 0.00% | to | 1.50% | 30.06% | to | 31.98% |
| | 2012 | 547 | $16.10 | to | $17.01 | $8,965 | 1.14% | 0.00% | to | 1.50% | 12.75% | to | 14.47% |
| | 2011 | 367 | $14.28 | to | $14.86 | $5,308 | 1.31% | 0.00% | to | 1.50% | 2.66% | to | 4.21% |
| | 2010 | 274 | $13.91 | to | $14.26 | $3,841 | 0.64% | 0.00% | to | 1.50% | 11.10% | to | 12.82% |

314

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Russell™ Large Cap Growth Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2014 | | 43 | $23.54 | to | $25.04 | $1,040 | 1.10% | 0.00% | to | 1.10% | 11.95% | to | 12.74% |
| 2013 | | 45 | $21.00 | to | $22.21 | $956 | 1.17% | 0.00% | to | 1.20% | 30.17% | to | 31.71% |
| 2012 | | 36 | $16.02 | to | $16.87 | $585 | 0.86% | 0.00% | to | 1.35% | 12.78% | to | 14.26% |
| 2011 | | 41 | $14.06 | to | $14.63 | $581 | 1.10% | 0.00% | to | 1.35% | 2.52% | to | 3.87% |
| 2010 | | 37 | $13.60 | to | $14.12 | $508 | 0.46% | 0.00% | to | 1.35% | 10.94% | to | 12.47% |
| **Voya Russell™ Large Cap Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2014 | | 3,365 | $14.76 | to | $16.39 | $52,083 | 1.45% | 0.00% | to | 1.65% | 11.06% | to | 12.96% |
| 2013 | | 2,704 | $13.18 | to | $14.51 | $37,350 | 1.48% | 0.00% | to | 1.80% | 29.72% | to | 32.03% |
| 2012 | | 2,210 | $10.16 | to | $10.99 | $23,318 | 2.28% | 0.00% | to | 1.80% | 13.39% | to | 15.56% |
| 2011 | | 1,513 | $8.96 | to | $9.51 | $13,923 | 1.53% | 0.00% | to | 1.80% | 0.79% | to | 2.59% |
| 2010 | | 1,295 | $8.89 | to | $9.27 | $11,717 | 3.25% | 0.00% | to | 1.80% | 10.48% | to | 12.23% |
| **Voya Russell™ Large Cap Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2014 | | 17 | | $23.81 | | $412 | 0.95% | | 0.95% | | | 11.52% | |
| 2013 | | 10 | | $21.35 | | $221 | 0.70% | | 0.95% | | | 30.50% | |
| 2012 | | 4 | | $16.36 | | $65 | 2.70% | | 0.95% | | | 14.17% | |
| 2011 | | 1 | | $14.33 | | $9 | - | | 0.95% | | | 1.20% | |
| 2010 | 10/04/2010 | 1 | | $14.16 | | $10 | (a) | | 0.95% | | | (a) | |
| **Voya Russell™ Large Cap Value Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2014 | | 18 | $21.54 | to | $21.66 | $399 | 1.57% | 1.15% | to | 1.25% | 11.03% | to | 11.13% |
| 2013 | | 19 | $19.40 | to | $19.49 | $365 | 1.61% | 1.15% | to | 1.25% | 30.20% | to | 30.37% |
| 2012 | | 17 | $14.90 | to | $14.95 | $255 | 1.82% | 1.15% | to | 1.25% | 14.79% | to | 14.91% |
| 2011 | | 14 | $12.98 | to | $13.01 | $184 | 1.22% | 1.15% | to | 1.25% | -0.38% | to | -0.31% |
| 2010 | | 11 | $13.03 | to | $13.05 | $145 | 1.79% | 1.15% | to | 1.25% | 9.96% | to | 10.03% |
| **Voya Russell™ Large Cap Value Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2014 | | 382 | $20.94 | to | $22.79 | $8,242 | 1.23% | 0.00% | to | 1.50% | 10.56% | to | 12.21% |
| 2013 | | 312 | $18.94 | to | $20.31 | $6,058 | 1.54% | 0.00% | to | 1.50% | 29.46% | to | 31.46% |
| 2012 | | 264 | $14.63 | to | $15.45 | $3,936 | 1.55% | 0.00% | to | 1.50% | 14.21% | to | 15.90% |
| 2011 | | 215 | $12.81 | to | $13.33 | $2,795 | 1.56% | 0.00% | to | 1.50% | -0.93% | to | 0.60% |
| 2010 | | 180 | $12.93 | to | $13.25 | $2,346 | 1.44% | 0.00% | to | 1.50% | 9.48% | to | 11.16% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya Russell™ Mid Cap Growth Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2014 | | 387 | $25.30 | to | $27.53 | $10,138 | 0.21% | 0.00% | to | 1.50% | 9.48% | to | 11.10% |
| 2013 | | 358 | $23.11 | to | $24.78 | $8,513 | 0.67% | 0.00% | to | 1.50% | 32.89% | to | 34.89% |
| 2012 | | 325 | $17.39 | to | $18.37 | $5,776 | 0.35% | 0.00% | to | 1.50% | 13.73% | to | 15.46% |
| 2011 | | 335 | $15.29 | to | $15.91 | $5,207 | 0.45% | 0.00% | to | 1.50% | -3.65% | to | -2.15% |
| 2010 | | 291 | $15.87 | to | $16.26 | $4,652 | 0.29% | 0.00% | to | 1.50% | 23.98% | to | 25.85% |
| **Voya Russell™ Mid Cap Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2014 | | 3,618 | $16.29 | to | $18.17 | $62,848 | 0.96% | 0.00% | to | 1.65% | 10.89% | to | 12.72% |
| 2013 | | 2,845 | $14.57 | to | $16.12 | $44,130 | 1.11% | 0.00% | to | 1.80% | 31.86% | to | 34.11% |
| 2012 | | 2,011 | $11.05 | to | $12.02 | $23,380 | 0.87% | 0.00% | to | 1.80% | 14.86% | to | 17.04% |
| 2011 | | 786 | $9.62 | to | $10.27 | $7,784 | 1.25% | 0.00% | to | 1.80% | -3.61% | to | -2.12% |
| 2010 | | 638 | $9.98 | to | $10.40 | $6,503 | 0.52% | 0.25% | to | 1.80% | 23.31% | to | 25.00% |
| **Voya Russell™ Small Cap Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2014 | | 1,730 | $16.31 | to | $18.20 | $29,802 | 0.98% | 0.00% | to | 1.65% | 3.23% | to | 4.96% |
| 2013 | | 1,437 | $15.67 | to | $17.34 | $23,761 | 1.25% | 0.00% | to | 1.80% | 36.26% | to | 38.72% |
| 2012 | | 1,049 | $11.50 | to | $12.50 | $12,589 | 0.79% | 0.00% | to | 1.80% | 13.97% | to | 16.06% |
| 2011 | | 648 | $10.09 | to | $10.77 | $6,728 | 0.90% | 0.00% | to | 1.80% | -5.61% | to | -3.93% |
| 2010 | | 482 | $10.69 | to | $11.21 | $5,262 | 0.47% | 0.00% | to | 1.80% | 24.51% | to | 26.16% |
| **Voya Small Company Portfolio - Class I** | | | | | | | | | | | | | |
| 2014 | | 3,880 | $16.28 | to | $56.62 | $151,114 | 0.35% | 0.00% | to | 1.50% | 4.94% | to | 6.51% |
| 2013 | | 4,235 | $15.42 | to | $52.98 | $155,627 | 0.51% | 0.00% | to | 1.50% | 35.67% | to | 37.83% |
| 2012 | | 4,493 | $11.29 | to | $38.48 | $122,521 | 0.41% | 0.00% | to | 1.50% | 12.81% | to | 14.53% |
| 2011 | | 4,827 | $9.95 | to | $33.68 | $116,910 | 0.40% | 0.00% | to | 1.50% | -3.94% | to | -2.48% |
| 2010 | | 5,153 | $10.30 | to | $34.54 | $129,660 | 0.52% | 0.00% | to | 1.50% | 22.55% | to | 24.44% |
| **Voya Small Company Portfolio - Class S** | | | | | | | | | | | | | |
| 2014 | | 14 | $21.36 | | | $301 | - | 0.35% | | | 5.90% | | |
| 2013 | | 15 | $20.17 | | | $299 | 0.40% | 0.35% | | | 36.93% | | |
| 2012 | | 14 | $14.73 | | | $207 | - | 0.35% | | | 13.83% | | |
| 2011 | | 14 | $12.94 | | | $184 | - | 0.35% | | | -3.00% | | |
| 2010 | | 11 | $13.34 | | | $149 | - | 0.35% | | | 23.52% | | |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya International Value Portfolio - Class I** | | | | | | | | | | | | | |
| | 2014 | 3,643 | $8.20 | to | $17.36 | $52,469 | 3.33% | 0.00% | to | 1.50% | -6.40% | to | -4.93% |
| | 2013 | 4,006 | $8.71 | to | $18.26 | $62,868 | 2.58% | 0.00% | to | 1.55% | 19.44% | to | 21.25% |
| | 2012 | 4,356 | $7.25 | to | $15.06 | $59,954 | 2.51% | 0.00% | to | 1.50% | 17.41% | to | 19.24% |
| | 2011 | 5,279 | $6.14 | to | $12.70 | $62,017 | 2.61% | 0.00% | to | 1.55% | -16.21% | to | -14.84% |
| | 2010 | 6,060 | $7.28 | to | $15.07 | $84,378 | 2.04% | 0.00% | to | 1.70% | 0.73% | to | 2.49% |
| **Voya International Value Portfolio - Class S** | | | | | | | | | | | | | |
| | 2014 | 12 | | $12.69 | | $148 | 3.23% | | 0.35% | | | -5.51% | |
| | 2013 | 17 | | $13.43 | | $224 | 2.26% | | 0.35% | | | 20.45% | |
| | 2012 | 20 | | $11.15 | | $218 | 2.34% | | 0.35% | | | 18.62% | |
| | 2011 | 22 | | $9.40 | | $210 | 2.54% | | 0.35% | | | -15.24% | |
| | 2010 | 24 | | $11.09 | | $263 | 1.83% | | 0.35% | | | 1.93% | |
| **Voya MidCap Opportunities Portfolio - Class I** | | | | | | | | | | | | | |
| | 2014 | 5,371 | $13.03 | to | $31.20 | $131,603 | 0.41% | 0.00% | to | 1.50% | 7.23% | to | 8.85% |
| | 2013 | 5,043 | $12.14 | to | $28.81 | $113,492 | 0.04% | 0.00% | to | 1.50% | 29.99% | to | 31.99% |
| | 2012 | 2,646 | $9.83 | to | $21.94 | $49,515 | 0.59% | 0.00% | to | 1.50% | 12.48% | to | 14.21% |
| | 2011 | 1,972 | $11.38 | to | $19.31 | $32,603 | - | 0.00% | to | 1.50% | -1.94% | to | -0.51% |
| | 2010 | 1,410 | $11.54 | to | $18.47 | $23,611 | 0.72% | 0.00% | to | 1.50% | 28.37% | to | 30.35% |
| **Voya MidCap Opportunities Portfolio - Class S** | | | | | | | | | | | | | |
| | 2014 | 67 | $18.59 | to | $25.19 | $1,396 | 0.29% | 0.20% | to | 1.55% | 6.90% | to | 8.16% |
| | 2013 | 74 | $17.39 | to | $23.29 | $1,401 | - | 0.00% | to | 1.55% | 29.68% | to | 31.62% |
| | 2012 | 122 | $13.41 | to | $17.75 | $1,742 | 0.42% | 0.00% | to | 1.55% | 12.33% | to | 13.94% |
| | 2011 | 164 | $12.00 | to | $15.64 | $2,056 | - | 0.00% | to | 1.35% | -2.12% | to | -0.97% |
| | 2010 | 198 | $12.22 | to | $15.81 | $2,514 | 0.57% | 0.15% | to | 1.75% | | 29.48% | |
| **Voya SmallCap Opportunities Portfolio - Class I** | | | | | | | | | | | | | |
| | 2014 | 2,382 | $11.05 | to | $28.97 | $42,392 | - | 0.00% | to | 1.75% | 4.01% | to | 5.63% |
| | 2013 | 2,427 | $13.46 | to | $27.49 | $41,575 | - | 0.00% | to | 1.50% | 37.03% | to | 39.05% |
| | 2012 | 2,283 | $9.77 | to | $19.73 | $28,744 | - | 0.00% | to | 1.75% | 13.45% | to | 14.88% |
| | 2011 | 1,989 | $10.26 | to | $17.18 | $21,998 | - | 0.20% | to | 1.50% | -0.68% | to | 0.60% |
| | 2010 | 1,873 | $10.33 | to | $17.09 | $20,701 | - | 0.00% | to | 1.50% | 30.43% | to | 32.13% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Voya SmallCap Opportunities Portfolio - Class S** | | | | | | | | | | | | | |
| 2014 | | 6 | $23.41 | | | $139 | - | | 0.35% | | | 4.98% | |
| 2013 | | 5 | $22.30 | | | $108 | - | | 0.35% | | | 38.25% | |
| 2012 | | 5 | $16.13 | | | $80 | - | | 0.35% | | | 14.56% | |
| 2011 | | 6 | $14.08 | | | $86 | - | | 0.35% | | | 0.14% | |
| 2010 | | 15 | $14.06 | | | $213 | - | | 0.35% | | | 31.65% | |
| **Wanger International** | | | | | | | | | | | | | |
| 2014 | | 3,757 | $11.02 | to | $13.06 | $46,020 | 1.53% | 0.00% | to | 1.60% | -5.94% | to | -4.35% |
| 2013 | | 3,586 | $11.63 | to | $13.66 | $46,354 | 2.71% | 0.00% | to | 1.60% | 20.51% | to | 22.40% |
| 2012 | | 3,149 | $9.59 | to | $11.16 | $33,558 | 1.33% | 0.00% | to | 1.60% | 19.74% | to | 21.64% |
| 2011 | | 2,787 | $7.96 | to | $9.18 | $24,628 | 5.06% | 0.00% | to | 1.50% | -15.91% | to | -14.60% |
| 2010 | | 2,483 | $9.42 | to | $10.75 | $25,898 | 2.55% | 0.00% | to | 1.55% | 23.00% | to | 25.03% |
| **Wanger Select** | | | | | | | | | | | | | |
| 2014 | | 3,331 | $12.99 | to | $24.14 | $73,151 | - | 0.00% | to | 1.75% | 1.39% | to | 3.43% |
| 2013 | | 4,455 | $12.71 | to | $23.40 | $96,025 | 0.28% | 0.00% | to | 1.75% | 32.27% | to | 34.62% |
| 2012 | | 5,096 | $9.53 | to | $17.39 | $82,307 | 0.44% | 0.00% | to | 1.75% | 16.36% | to | 18.47% |
| 2011 | | 5,695 | $8.12 | to | $14.68 | $78,376 | 2.26% | 0.00% | to | 1.75% | -19.10% | to | -17.67% |
| 2010 | | 6,108 | $9.95 | to | $17.83 | $102,870 | 0.53% | 0.00% | to | 1.75% | 24.65% | to | 26.60% |
| **Wanger USA** | | | | | | | | | | | | | |
| 2014 | | 2,947 | $13.70 | to | $25.84 | $68,668 | - | 0.00% | to | 1.75% | 2.96% | to | 4.79% |
| 2013 | | 3,280 | $13.20 | to | $24.83 | $73,254 | 0.14% | 0.00% | to | 1.75% | 31.46% | to | 33.78% |
| 2012 | | 3,344 | $9.97 | to | $18.69 | $56,213 | 0.36% | 0.00% | to | 1.75% | 18.15% | to | 20.04% |
| 2011 | | 2,848 | $9.63 | to | $15.69 | $40,134 | - | 0.00% | to | 1.50% | -4.88% | to | -3.46% |
| 2010 | | 2,442 | $10.06 | to | $16.37 | $35,896 | - | 0.00% | to | 1.50% | 21.50% | to | 23.35% |
| **Washington Mutual Investors Fund[SM] - Class R-3** | | | | | | | | | | | | | |
| 2014 | | 242 | $17.84 | to | $21.12 | $4,859 | 1.46% | 0.00% | to | 1.55% | 9.11% | to | 10.81% |
| 2013 | | 260 | $16.35 | to | $19.06 | $4,722 | 1.98% | 0.00% | to | 1.55% | 29.45% | to | 31.45% |
| 2012 | | 317 | $12.63 | to | $14.50 | $4,381 | 1.92% | 0.00% | to | 1.55% | 10.40% | to | 12.06% |
| 2011 | | 361 | $11.44 | to | $12.94 | $4,465 | 1.96% | 0.00% | to | 1.55% | 5.05% | to | 6.68% |
| 2010 | | 389 | $10.89 | to | $12.13 | $4,515 | 1.98% | 0.00% | to | 1.55% | 11.12% | to | 13.05% |

| | Fund Inception Date[A] | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[B] | Expense Ratio[C] (lowest to highest) | | | Total Return[D] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Washington Mutual Investors Fund[SM] - Class R-4** | | | | | | | | | | | | | |
| 2014 | | 6,771 | $14.52 | to | $21.76 | $132,246 | 1.70% | 0.00% | to | 1.50% | 9.53% | to | 11.16% |
| 2013 | | 6,678 | $13.18 | to | $19.59 | $118,569 | 2.35% | 0.00% | to | 1.50% | 29.82% | to | 31.93% |
| 2012 | | 6,972 | $10.09 | to | $14.88 | $94,956 | 2.25% | 0.00% | to | 1.50% | 10.80% | to | 12.47% |
| 2011 | | 7,177 | $9.05 | to | $13.14 | $87,837 | 2.21% | 0.00% | to | 1.50% | 5.41% | to | 6.90% |
| 2010 | | 7,137 | $8.54 | to | $12.26 | $82,473 | 2.28% | 0.00% | to | 1.50% | 11.57% | to | 13.43% |
| **Wells Fargo Advantage Small Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 7 | | $15.12 | | $108 | 0.90% | | 1.00% | | | 2.44% | |
| 2013 | | 8 | | $14.76 | | $115 | - | | 1.00% | | | 13.80% | |
| 2012 | | 10 | | $12.97 | | $135 | 0.82% | | 1.00% | | | 12.00% | |
| 2011 | | 9 | | $11.58 | | $108 | - | | 1.00% | | | -8.46% | |
| 2010 | | 9 | | $12.65 | | $118 | 0.97% | | 1.00% | | | 18.11% | |
| **Wells Fargo Advantage Special Small Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2014 | | 3,271 | $15.93 | to | $41.74 | $118,489 | 0.75% | 0.00% | to | 1.50% | 5.77% | to | 7.34% |
| 2013 | | 3,477 | $14.97 | to | $38.91 | $118,565 | 0.12% | 0.00% | to | 1.50% | 36.00% | to | 38.06% |
| 2012 | | 3,766 | $10.94 | to | $28.21 | $94,083 | - | 0.00% | to | 1.50% | 11.78% | to | 13.50% |
| 2011 | | 4,004 | $9.73 | to | $24.89 | $89,066 | - | 0.00% | to | 1.55% | -3.69% | to | -2.15% |
| 2010 | | 4,325 | $10.04 | to | $25.47 | $99,165 | - | 0.00% | to | 1.55% | 20.70% | to | 22.54% |

(a)  As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.

(b)  As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

(c)  As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

(d)  As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

(e)  As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(f)  As investment Division is wholly comprised of new contracts at the end of the year, this data is not meaningful and is therefore not presented.

**A**   The Fund Inception Date represents the first date the fund received money.

**B**   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

**C**   The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note.  Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**D**   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.  Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**

| | **Page** |
|---|---|
| Report of Independent Registered Public Accounting Firm | C-2 |
| | |
| Consolidated Financial Statements as of December 31, 2014 and 2013 and for the Years Ended December 31, 2014, 2013 and 2012: | |
| | |
| Consolidated Balance Sheets as of December 31, 2014 and 2013 | C-3 |
| | |
| Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012 | C-5 |
| | |
| Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012 | C-6 |
| | |
| Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2014, 2013 and 2012 | C-7 |
| | |
| Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012 | C-8 |
| | |
| Notes to Consolidated Financial Statements | C-10 |

## Report of Independent Registered Public Accounting Firm

The Board of Directors
Voya Retirement Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Voya Retirement Insurance and Annuity Company and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2015

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Balance Sheets**
**December 31, 2014 and 2013**
(In millions, except share and per share data)

|  | As of December 31, | |
|---|---|---|
|  | **2014** | **2013** |
| **Assets** | | |
| Investments: | | |
| Fixed maturities, available-for-sale, at fair value (amortized cost of $19,085.0 as of 2014 and $19,096.7 as of 2013) | $ 20,655.6 | $ 19,944.4 |
| Fixed maturities, at fair value using the fair value option | 725.7 | 621.3 |
| Equity securities, available-for-sale, at fair value (cost of $107.4 as of 2014 and $119.4 as of 2013) | 121.9 | 134.9 |
| Short-term investments | 241.5 | 15.0 |
| Mortgage loans on real estate, net of valuation allowance of $1.1 as of 2014 and $1.2 as of 2013 | 3,513.0 | 3,396.1 |
| Policy loans | 239.1 | 242.0 |
| Limited partnerships/corporations | 248.4 | 180.9 |
| Derivatives | 562.0 | 464.4 |
| Securities pledged (amortized cost of $224.4 as of 2014 and $137.9 as of 2013) | 235.3 | 140.1 |
| Total investments | 26,542.5 | 25,139.1 |
| Cash and cash equivalents | 481.2 | 378.9 |
| Short-term investments under securities loan agreements, including collateral delivered | 325.4 | 135.8 |
| Accrued investment income | 285.2 | 285.0 |
| Reinsurance recoverable | 1,929.5 | 2,016.6 |
| Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners | 939.1 | 1,189.7 |
| Notes receivable from affiliate | 175.0 | 175.0 |
| Current income tax recoverable | 10.1 | — |
| Due from affiliates | 60.6 | 62.9 |
| Property and equipment | 74.8 | 78.4 |
| Other assets | 170.0 | 114.0 |
| Assets held in separate accounts | 62,808.1 | 60,104.9 |
| Total assets | $ 93,801.5 | $ 89,680.3 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Balance Sheets**
**December 31, 2014 and 2013**
(In millions, except share and per share data)

|  | As of December 31, | |
|  | 2014 | 2013 |
|---|---|---|
| **Liabilities and Shareholder's Equity** | | |
| Future policy benefits and contract owner account balances | $ 25,129.9 | $ 24,589.6 |
| Payable for securities purchased | 12.1 | 13.7 |
| Payables under securities loan agreements, including collateral held | 617.1 | 264.4 |
| Long-term debt | 4.9 | 4.9 |
| Due to affiliates | 111.1 | 121.6 |
| Derivatives | 217.0 | 216.6 |
| Current income tax payable to Parent | — | 74.1 |
| Deferred income taxes | 367.5 | 190.1 |
| Other liabilities | 572.0 | 347.0 |
| Liabilities related to separate accounts | 62,808.1 | 60,104.9 |
| Total liabilities | 89,839.7 | 85,926.9 |
| | | |
| Shareholder's equity: | | |
| Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2014 and 2013; $50 par value per share) | 2.8 | 2.8 |
| Additional paid-in capital | 3,583.9 | 3,953.3 |
| Accumulated other comprehensive income (loss) | 841.5 | 495.4 |
| Retained earnings (deficit) | (466.4) | (698.1) |
| Total shareholder's equity | 3,961.8 | 3,753.4 |
| Total liabilities and shareholder's equity | $ 93,801.5 | $ 89,680.3 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Statements of Operations**
**For the Years Ended December 31, 2014, 2013 and 2012**
(In millions)

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2014** | | **2013** | | **2012** |
| **Revenues:** | | | | | | |
| Net investment income | $ | 1,389.4 | $ | 1,367.0 | $ | 1,348.8 |
| Fee income | | 784.1 | | 744.3 | | 648.8 |
| Premiums | | 88.8 | | 37.3 | | 36.0 |
| Broker-dealer commission revenue | | 244.9 | | 242.1 | | 225.5 |
| Net realized capital gains (losses): | | | | | | |
| Total other-than-temporary impairments | | (7.1) | | (9.4) | | (14.1) |
| Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss) | | — | | (3.5) | | (3.2) |
| Net other-than-temporary impairments recognized in earnings | | (7.1) | | (5.9) | | (10.9) |
| Other net realized capital gains (losses) | | (132.5) | | (136.3) | | 70.2 |
| Total net realized capital gains (losses) | | (139.6) | | (142.2) | | 59.3 |
| Other revenue | | 4.4 | | (1.8) | | — |
| Total revenues | | 2,372.0 | | 2,246.7 | | 2,318.4 |
| **Benefits and expenses:** | | | | | | |
| Interest credited and other benefits to contract owners/ policyholders | | 927.8 | | 747.1 | | 746.7 |
| Operating expenses | | 783.9 | | 707.7 | | 696.5 |
| Broker-dealer commission expense | | 244.9 | | 242.1 | | 225.5 |
| Net amortization of Deferred policy acquisition costs and Value of business acquired | | 109.2 | | 58.3 | | 131.1 |
| Interest expense | | — | | 1.0 | | 2.0 |
| Total benefits and expenses | | 2,065.8 | | 1,756.2 | | 1,801.8 |
| Income (loss) before income taxes | | 306.2 | | 490.5 | | 516.6 |
| Income tax expense (benefit) | | 74.5 | | 207.0 | | 191.2 |
| Net income (loss) | $ | 231.7 | $ | 283.5 | $ | 325.4 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Statements of Comprehensive Income**
**For the Years Ended December 31, 2014, 2013 and 2012**
(In millions)

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2014** | | **2013** | | **2012** | |
| Net income (loss) | $ | 231.7 | $ | 283.5 | $ | 325.4 |
| Other comprehensive income (loss), before tax: | | | | | | |
| Unrealized gains/losses on securities | | 531.8 | | (907.4) | | 408.7 |
| Other-than-temporary impairments | | 5.1 | | 2.7 | | 10.6 |
| Pension and other postretirement benefits liability | | (2.2) | | (2.2) | | (2.2) |
| Other comprehensive income (loss), before tax | | 534.7 | | (906.9) | | 417.1 |
| Income tax expense (benefit) related to items of other comprehensive income (loss) | | 188.6 | | (379.3) | | 141.6 |
| Other comprehensive income (loss), after tax | | 346.1 | | (527.6) | | 275.5 |
| Comprehensive income (loss) | $ | 577.8 | $ | (244.1) | $ | 600.9 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Statements of Changes in Shareholder's Equity**
**For the Years Ended December 31, 2014, 2013 and 2012**
(In millions)

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| Balance at January 1, 2012 | $ 2.8 | $ 4,533.0 | $ 747.5 | $ (1,307.0) | $ 3,976.3 |
| Comprehensive income (loss): | | | | | |
| Net income (loss) | — | — | — | 325.4 | 325.4 |
| Other comprehensive income (loss), after tax | — | — | 275.5 | — | 275.5 |
| Total comprehensive income (loss) | | | | | 600.9 |
| Dividends paid and distributions of capital | — | (340.0) | — | — | (340.0) |
| Employee related benefits | — | 24.2 | — | — | 24.2 |
| Balance at December 31, 2012 | 2.8 | 4,217.2 | 1,023.0 | (981.6) | 4,261.4 |
| Comprehensive income (loss): | | | | | |
| Net income (loss) | — | — | — | 283.5 | 283.5 |
| Other comprehensive income (loss), after tax | — | — | (527.6) | — | (527.6) |
| Total comprehensive income (loss) | | | | | (244.1) |
| Dividends paid and distributions of capital | — | (264.0) | — | — | (264.0) |
| Employee related benefits | — | 0.1 | — | — | 0.1 |
| Balance at December 31, 2013 | 2.8 | 3,953.3 | 495.4 | (698.1) | 3,753.4 |
| Comprehensive income (loss): | | | | | |
| Net income (loss) | — | — | — | 231.7 | 231.7 |
| Other comprehensive income (loss), after tax | — | — | 346.1 | — | 346.1 |
| Total comprehensive income (loss) | | | | | 577.8 |
| Dividends paid and distributions of capital | — | (371.0) | — | — | (371.0) |
| Employee related benefits | — | 1.6 | — | — | 1.6 |
| Balance at December 31, 2014 | $ 2.8 | $ 3,583.9 | $ 841.5 | $ (466.4) | $ 3,961.8 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Statements of Cash Flows**
**For the Years Ended December 31, 2014, 2013 and 2012**
(In millions)

| | Year Ended December 31, | | |
| | 2014 | 2013 | 2012 |
|---|---|---|---|
| **Cash Flows from Operating Activities:** | | | |
| Net income (loss) | $ 231.7 | $ 283.5 | $ 325.4 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements | (77.4) | (79.5) | (88.1) |
| Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements | 110.9 | 60.1 | 133.1 |
| Net accretion/amortization of discount/premium | 9.6 | 24.4 | 20.7 |
| Future policy benefits, claims reserves and interest credited | 616.7 | 559.9 | 569.9 |
| Deferred income tax expense (benefit) | (11.2) | 62.3 | 9.5 |
| Net realized capital (gains) losses | 139.6 | 142.2 | (59.3) |
| Depreciation | 3.6 | 3.6 | 3.5 |
| Change in: | | | |
| Accrued investment income | (0.2) | (12.0) | (12.8) |
| Reinsurance recoverable | 87.1 | 137.1 | 122.6 |
| Other receivables and asset accruals | (59.0) | (7.3) | (44.8) |
| Due to/from affiliates | (8.2) | 63.4 | (77.8) |
| Other payables and accruals | 71.0 | (114.9) | 125.0 |
| Other, net | (10.6) | (18.5) | 60.9 |
| Net cash provided by operating activities | 1,103.6 | 1,104.3 | 1,087.8 |
| **Cash Flows from Investing Activities:** | | | |
| Proceeds from the sale, maturity, disposal or redemption of: | | | |
| Fixed maturities | 3,071.1 | 3,618.7 | 3,868.7 |
| Equity securities, available-for-sale | 14.1 | 0.7 | 2.4 |
| Mortgage loans on real estate | 504.6 | 270.9 | 492.2 |
| Limited partnerships/corporations | 43.9 | 35.1 | 339.4 |
| Acquisition of: | | | |
| Fixed maturities | (3,300.6) | (4,368.6) | (5,484.7) |
| Equity securities, available-for-sale | — | (9.2) | (0.7) |
| Mortgage loans on real estate | (621.3) | (794.2) | (991.3) |
| Limited partnerships/corporations | (103.1) | (20.0) | (46.1) |
| Derivatives, net | (25.2) | (276.6) | (36.4) |
| Policy loans, net | 2.9 | (1.1) | 5.0 |
| Short-term investments, net | (226.4) | 664.9 | (463.0) |
| Loan-Dutch State obligation, net | — | — | 416.8 |
| Collateral received (delivered), net | 163.1 | (38.5) | 57.1 |
| Purchases of fixed assets, net | — | (0.2) | (0.6) |
| Net cash used in investing activities | (476.9) | (918.1) | (1,841.2) |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Consolidated Statements of Cash Flows**
**For the Years Ended December 31, 2014, 2013 and 2012**
(In millions)

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2014** | | **2013** | | **2012** |
| **Cash Flows from Financing Activities:** | | | | | | |
| Deposits received for investment contracts | $ | 2,355.5 | $ | 2,723.4 | $ | 2,884.3 |
| Maturities and withdrawals from investment contracts | | (2,580.4) | | (2,709.3) | | (2,292.6) |
| Receipts on deposit contracts | | 124.7 | | 87.1 | | — |
| Settlements on deposit contracts | | (54.9) | | (7.9) | | — |
| Short-term loans to affiliates, net | | — | | — | | 648.0 |
| Excess tax benefits on share-based compensation | | 1.7 | | — | | — |
| Dividends paid and return of capital distribution | | (371.0) | | (264.0) | | (340.0) |
| Net cash (used in) provided by financing activities | | (524.4) | | (170.7) | | 899.7 |
| Net increase in cash and cash equivalents | | 102.3 | | 15.5 | | 146.3 |
| Cash and cash equivalents, beginning of year | | 378.9 | | 363.4 | | 217.1 |
| Cash and cash equivalents, end of year | $ | 481.2 | $ | 378.9 | $ | 363.4 |
| **Supplemental cash flow information:** | | | | | | |
| Income taxes paid, net | $ | 168.3 | $ | 102.6 | $ | 170.1 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

## 1.      Business, Basis of Presentation and Significant Accounting Policies

*Business*

Voya Retirement Insurance and Annuity Company ("VRIAC"), which changed its name from ING Life Insurance and Annuity Company on September 1, 2014, is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, "the Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

Prior to May 2013, Voya Financial, Inc. (which changed its name from ING U.S., Inc. on April 7, 2014), together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange. In 2009, ING Group announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, Inc., together with its subsidiaries, including the Company.  On April 11, 2013, Voya Financial, Inc. (formerly ING U.S., Inc.) announced plans to rebrand as Voya Financial, Inc.  On May 2, 2013, the common stock of Voya Financial, Inc. began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale by Voya Financial, Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect wholly owned subsidiary of ING Group and previously the sole stockholder of Voya Financial, Inc., of 44,201,773 shares of outstanding common stock of Voya Financial, Inc. (collectively, the "IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial, Inc. common stock to ING Group.

On October 29, 2013, ING Group completed a sale of 37,950,000 shares of common stock of Voya Financial, Inc. in a registered public offering ("Secondary Offering"), reducing ING Group's ownership stake in Voya Financial, Inc. to 57%.

On March 25, 2014, ING Group completed a sale of 30,475,000 shares of common stock of Voya Financial, Inc. in a registered public offering (the "March 2014 Offering").  On March 25, 2014, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 7,255,853 shares of its common stock from ING Group (the "March 2014 Direct Share Repurchase") (the March 2014 Offering and the March 2014 Direct Share Repurchase collectively, the "March 2014 Transactions"). Upon completion of the March 2014 Transactions, ING Group's ownership stake in Voya Financial, Inc. was reduced to approximately 43%.

On September 8, 2014, ING Group completed a sale of 22,277,993 shares of common stock of Voya Financial, Inc. in a registered public offering (the "September 2014 Offering"). Also on September 8, 2014, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 7,722,007 shares of its common stock from ING Group (the "September 2014 Direct Share Buyback") (the September 2014 Offering and the September 2014 Direct Share Buyback collectively, the "September 2014 Transactions"). Upon completion of the September 2014 Transactions, ING Group's ownership stake in Voya Financial, Inc. was reduced to 32.5%.

On November 18, 2014, ING Group completed a sale of 30,030,013 shares of common stock of Voya Financial, Inc. in a registered public offering (the "November 2014 Offering"). Also on November 18, 2014, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 4,469,987 shares of its common stock from ING Group (the "November 2014 Direct Share Repurchase") (the November 2014 Offering and the November 2014 Direct Share Repurchase collectively, the "November 2014 Transactions").  Upon completion of the November 2014 Transactions, ING Group's ownership stake in Voya Financial, Inc. was reduced to 19%.

On March 9, 2015, ING Group completed a sale of 32,018,100 shares of common stock of Voya Financial, Inc. in a registered public offering (the "March 2015 Offering").  Also on March 9, 2015, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 13,599,274 shares of its common stock from ING Group (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions").  Upon completion of the March 2015 Transactions, ING Group has exited its stake in Voya Financial, Inc. common stock.  ING Group continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments.  As a result of the completion of the March 2015

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**(Dollar amounts in millions, unless otherwise stated)

Transactions, ING Group has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING Group to divest 100% of its ownership interest in Voya Financial, Inc. together with its subsidiaries, including the Company by the end of 2016.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. (formerly Lion Connecticut Holdings Inc.) ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets") and corporate markets. Additionally, the Company provides pension risk transfer solutions to individual plan sponsors looking to transfer their defined benefit plan obligations to us. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, dedicated career agents and financial planners.

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers retirement savings plan administrative services.

The Company has one operating segment.

***Basis of Presentation***

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, Voya Financial Partners, LLC ("VFP"), which changed its name from ING Financial Advisers, LLC on September 1, 2014, and Directed Services LLC ("DSL"). Intercompany transactions and balances have been eliminated in consolidation.

Certain reclassifications have been made to prior year financial information to conform to the current year classifications. During 2014, certain changes were made to the Statements of Cash Flows for the year ended December 31, 2013 to reclassify $79.2 from Operating Activities to Financing Activities for reinsurance transactions that use the deposit method of accounting.

***Significant Accounting Policies***

*Estimates and Assumptions*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

> Reserves for future policy benefits, deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"), valuation of investments and derivatives, impairments, income taxes and contingencies

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

───────────────────────────────────────────────────────────────────────

*Fair Value Measurement*

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or nonperformance risk, which is the risk the Company will not fulfill its obligation. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs and other internal modeling techniques based on projected cash flows.

*Investments*

The accounting policies for the Company's principal investments are as follows:

*Fixed Maturities and Equity Securities*: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

*Short-term Investments*: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

*Assets Held in Separate Accounts*: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

*Mortgage Loans on Real Estate*: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

(i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

*Policy Loans*: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

*Limited Partnerships/Corporations*: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income in the Consolidated Statements of Operations.

*Securities Lending*: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For certain transactions, a lending agent may be used, and the agent may retain some or all of the collateral deposited by the borrower and transfer the remaining collateral to the Company. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

*Impairments*

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI").  If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS.  These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.
- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate.  When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.
- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment.  Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

_Derivatives_

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into reinsurance agreements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are included in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

*Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

*Property and Equipment*

Property and equipment are carried at cost, less accumulated depreciation and included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, with the exception of land and artwork which are not depreciated, as follows:

|  | **Estimated Useful Lives** |
| --- | --- |
| Buildings | 40 years |
| Furniture and fixtures | 5 years |
| Leasehold improvements | 10 years, or the life of the lease, whichever is shorter |
| Equipment | 3 years |

*Deferred Policy Acquisition Costs and Value of Business Acquired*

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA estimated benefits and expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA balances on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

Internal Replacements

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Assumptions

Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

_Future Policy Benefits and Contract Owner Accounts_

Future Policy Benefits

The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

> Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 1.0% to 6.5%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances

Contract owner account balances relate to investment-type contracts and certain annuity product guarantees, as follows:

- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

> 8.0% for the years 2014, 2013 and 2012. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity contracts ("FIA"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Product Guarantees and Additional Reserves
The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

_GMDB_: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owner/policyholders in the Consolidated Statements of Operations.

_FIA_: FIAs contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, with changes in estimated fair value, along with attributed fees collected or payments made, reported in Other net realized capital gains (losses) in the Statements of Operations.

The estimated fair value of the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

_Stabilizer and MCG_: Products with guaranteed credited rates treat the guarantee as an embedded derivative for Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, along with attributed fees collected, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

*Separate Accounts*

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

*Long-term Debt*

Long-term debt is carried at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium attributable to issuance. Direct and incremental costs to issue the debt are recorded in Other assets on the Consolidated Balance Sheets and are amortized as a component of Interest expense in the Consolidated Statements of Operations over the life of the debt using the effective interest method of amortization.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included within Other liabilities on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

*Recognition of Insurance Revenue and Related Benefits*

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

*Income Taxes*

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from Voya Financial, Inc. for the current year, the deferred income tax liabilities and assets for items recognized differently in its consolidated financial statements from amounts shown on its income tax returns and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Consolidated Financial Statements. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Certain changes or future events, such as changes in tax legislation, completion of tax audits, planning opportunities and expectations about future outcome could have an impact on the Company's estimates of valuation allowances, deferred taxes, tax provisions and effective tax rates.

*Reinsurance*

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

*Long-duration*: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. Interest is recorded as Other revenues or Other expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/ policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives whose carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

*Contingencies*

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur.  Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments.  Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.  If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

*Adoption of New Pronouncements*

Presentation of Unrecognized Tax Benefits
In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-11, "Income Taxes (Accounting Standards Codification ("ASC") Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"), which clarifies that:

- An unrecognized tax benefit should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except,
- An unrecognized tax benefit should be presented as a liability and not be combined with a deferred tax asset (i) to the extent a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position or (ii) the tax law does not require the entity to use, or the entity does not intend to use, the deferred tax asset for such a purpose.
- The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date.

The provisions of ASU 2013-11 were adopted prospectively by the Company on January 1, 2014 to unrecognized tax benefits existing on that date. The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the guidance is consistent with that previously applied.

Joint and Several Liability Arrangements
In February 2013, the FASB issued ASU 2013-04, "Liabilities (ASC Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"), which requires an entity to measure obligations resulting from joint and several liable arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (1) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (2) any additional amount it expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of the obligation, as well as other information about those obligations.

The provisions of ASU 2013-04 were adopted by the Company on January 1, 2014.  The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the Company did not have any fixed obligations under joint and several liable arrangements during 2014.

Fees Paid to the Federal Government by Health Insurers
In July 2011, the FASB issued ASU 2011-06, "Other Expenses (ASC Topic 720): Fees Paid to the Federal Government by Health Insurers" ("ASU 2011-06"), which specifies how health insurers should recognize and classify the annual fee imposed by the Patient Protection and Affordable Care Act as amended by the Health Care Education Reconciliation Act (the "Acts"). The liability for the fee should be estimated and recorded in full at the time the entity provides qualifying health insurance in the year in which the fee is payable, with a corresponding deferred cost that is amortized to expense.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

The provisions of ASU 2011-06 were adopted by the Company on January 1, 2014, when the fee initially became effective. The adoption of ASU 2011-06 had no effect on the Company's financial condition, results of operations or cash flows, as the Company does not sell qualifying health insurance and, thus, is not subject to the fee.

### *Future Adoption of Accounting Pronouncements*

Consolidations

In February 2015, the FASB issued ASU 2015-02, "Consolidation (ASC Topic 810): Amendments to the Consolidation Analysis" ("ASU 2015-02"), which:

- Modifies the evaluation of whether limited partnerships and similar entities are Variable Interest Entities ("VIEs") or Voting Interest Entities ("VOEs"), including the requirement to consider the rights of all equity holders at risk to determine if they have the power to direct the entity's most significant activities.
- Eliminates the presumption that a general partner should consolidate a limited partnership. Limited partnerships and similar entities will be VIEs unless the limited partners hold substantive kick-out rights in the participating rights.
- Affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships.
- Provides a new scope exception for registered money market funds and similar unregistered money market funds, and ends the deferral granted to investment companies from applying the VIE guidance.

The provisions of ASU 2015-02 are effective for annual periods, and for interim periods within those annual periods, beginning after December 15, 2015, with early adoption permitted, using either a retrospective or modified retrospective approach. The Company does not expect ASU 2015-02 to have an impact.

Going Concern

In August 2014, the FASB issued ASU 2014-15, "Presentation of Financial Statements-Going Concern (ASC Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" ("ASU 2014-15"), which requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. The provisions of ASU 2014-15 will not affect a company's financial condition, results of operation, or cash flows, but require disclosure if management determines there is substantial doubt, including management's plans to alleviate or mitigate the conditions or events that raise substantial doubt.

The provisions of ASU 2014-15 are effective for annual periods ending after December 15, 2016, and annual and interim periods thereafter. The Company does not expect ASU 2014-15 to have an impact.

Repurchase Agreements

In June 2014, the FASB issued ASU 2014-11, "Transfers and Servicing (ASC Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures" ("ASU 2014-11"), which (1) changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting and (2) requires separate accounting for a transfer of a financial asset executed with a repurchase agreement with the same counterparty. This will result in secured borrowing accounting for the repurchase agreement. The amendments also require additional disclosures for certain transactions accounted for as a sale and for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions that are accounted for as secured borrowings.

The provisions of ASU 2014-11 are effective for the first interim or annual period beginning after December 15, 2014, with the exception of disclosure amendments for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions that are accounted for as secured borrowings, which are effective for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015. The Company does not expect ASU 2014-11 to have an impact on its financial condition or results of operations, as the Company has not historically met the requirements for sale accounting treatment for such secured borrowing arrangements. The Company is currently in the process of determining the impact of adoption of the disclosure provisions of ASU 2014-11.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The provisions of ASU 2014-09 are effective retrospectively for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-09.

Discontinued Operations and Disposals
In April 2014, the FASB issued ASU 2014-08, "Presentation of Financial Statements (ASC Topic 205) and Property, Plant, and Equipment (ASC Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" ("ASU 2014-08"), which requires the disposal of a component of an entity to be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the entity's operations and financial results. The component should be reported in discontinued operations when it meets the criteria to be classified as held for sale, is disposed of by sale or is disposed of other than by sale.

The amendments also require additional disclosures about discontinued operations, including disclosures about an entity's significant continuing involvement with a discontinued operation and disclosures for a disposal of an individually significant component of an entity that does not qualify for discontinued operations.

The provisions of ASU 2014-08 are effective for annual periods beginning after December 15, 2014, and for interim periods beginning after December 15, 2015. The amendments should be applied prospectively to disposals and classifications as held for sale that occur within those periods. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-08.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

## 2.     Investments

*Fixed Maturities and Equity Securities*

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2014:

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Embedded Derivatives[2] | Fair Value | OTTI[3] |
|---|---|---|---|---|---|---|
| Fixed maturities: | | | | | | |
| U.S. Treasuries | $ 649.0 | $ 124.1 | $ — | $ — | $ 773.1 | $ — |
| U.S. Government agencies and authorities | 45.7 | 0.9 | — | — | 46.6 | — |
| State, municipalities and political subdivisions | 259.0 | 18.3 | 0.1 | — | 277.2 | — |
| U.S. corporate securities | 10,366.7 | 902.4 | 49.1 | — | 11,220.0 | 1.5 |
| | | | | | | |
| Foreign securities:[1] | | | | | | |
| Government | 346.5 | 23.8 | 5.5 | — | 364.8 | — |
| Other | 5,138.9 | 324.7 | 50.5 | — | 5,413.1 | — |
| Total foreign securities | 5,485.4 | 348.5 | 56.0 | — | 5,777.9 | — |
| | | | | | | |
| Residential mortgage-backed securities: | | | | | | |
| Agency | 1,613.5 | 125.4 | 3.6 | 15.7 | 1,751.0 | 0.2 |
| Non-Agency | 227.9 | 54.6 | 2.2 | 12.1 | 292.4 | 8.7 |
| Total Residential mortgage-backed securities | 1,841.4 | 180.0 | 5.8 | 27.8 | 2,043.4 | 8.9 |
| | | | | | | |
| Commercial mortgage-backed securities | 998.9 | 79.2 | 0.1 | — | 1,078.0 | 6.7 |
| Other asset-backed securities | 389.0 | 13.1 | 1.7 | — | 400.4 | 2.6 |
| Total fixed maturities, including securities pledged | 20,035.1 | 1,666.5 | 112.8 | 27.8 | 21,616.6 | 19.7 |
| Less: Securities pledged | 224.4 | 17.8 | 6.9 | — | 235.3 | — |
| Total fixed maturities | 19,810.7 | 1,648.7 | 105.9 | 27.8 | 21,381.3 | 19.7 |
| Equity securities | 107.4 | 14.5 | — | — | 121.9 | — |
| Total fixed maturities and equity securities investments | $ 19,918.1 | $ 1,663.2 | $ 105.9 | $ 27.8 | $ 21,503.2 | $ 19.7 |

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2013:

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Embedded Derivatives[2] | Fair Value | OTTI[3] |
|---|---|---|---|---|---|---|
| Fixed maturities: | | | | | | |
| U.S. Treasuries | $ 636.5 | $ 36.5 | $ 2.9 | $ — | $ 670.1 | $ — |
| U.S. Government agencies and authorities | 237.1 | 5.0 | — | — | 242.1 | — |
| State, municipalities and political subdivisions | 77.2 | 5.9 | 0.1 | — | 83.0 | — |
| U.S. corporate securities | 10,326.0 | 581.0 | 238.8 | — | 10,668.2 | 1.9 |
| | | | | | | |
| Foreign securities:[1] | | | | | | |
| Government | 422.9 | 25.2 | 16.5 | — | 431.6 | — |
| Other | 5,149.6 | 272.9 | 83.5 | — | 5,339.0 | — |
| Total foreign securities | 5,572.5 | 298.1 | 100.0 | — | 5,770.6 | — |
| | | | | | | |
| Residential mortgage-backed securities: | | | | | | |
| Agency | 1,638.2 | 121.9 | 17.9 | 16.9 | 1,759.1 | 0.2 |
| Non-Agency | 278.1 | 55.2 | 4.8 | 12.1 | 340.6 | 15.1 |
| Total Residential mortgage-backed securities | 1,916.3 | 177.1 | 22.7 | 29.0 | 2,099.7 | 15.3 |
| | | | | | | |
| Commercial mortgage-backed securities | 624.5 | 68.1 | 0.9 | — | 691.7 | 4.4 |
| Other asset-backed securities | 465.8 | 18.0 | 3.4 | — | 480.4 | 3.2 |
| Total fixed maturities, including securities pledged | 19,855.9 | 1,189.7 | 368.8 | 29.0 | 20,705.8 | 24.8 |
| Less: Securities pledged | 137.9 | 5.9 | 3.7 | — | 140.1 | — |
| Total fixed maturities | 19,718.0 | 1,183.8 | 365.1 | 29.0 | 20,565.7 | 24.8 |
| Equity securities | 119.4 | 15.8 | 0.3 | — | 134.9 | — |
| Total fixed maturities and equity securities investments | $ 19,837.4 | $ 1,199.6 | $ 365.4 | $ 29.0 | $ 20,700.6 | $ 24.8 |

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2014, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

|  | Amortized Cost | | Fair Value | |
|---|---|---|---|---|
| Due to mature: | | | | |
| One year or less | $ | 679.2 | $ | 688.6 |
| After one year through five years | | 4,052.1 | | 4,288.7 |
| After five years through ten years | | 5,809.9 | | 6,096.7 |
| After ten years | | 6,264.6 | | 7,020.8 |
| Mortgage-backed securities | | 2,840.3 | | 3,121.4 |
| Other asset-backed securities | | 389.0 | | 400.4 |
| Fixed maturities, including securities pledged | $ | 20,035.1 | $ | 21,616.6 |

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2014 and 2013, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

|  | Amortized Cost | | Gross Unrealized Capital Gains | | Gross Unrealized Capital Losses | | Fair Value | |
|---|---|---|---|---|---|---|---|---|
| **December 31, 2014** | | | | | | | | |
| Communications | $ | 1,226.1 | $ | 136.8 | $ | 2.4 | $ | 1,360.5 |
| Financial | | 2,310.5 | | 221.4 | | 1.6 | | 2,530.3 |
| Industrial and other companies | | 8,962.6 | | 569.4 | | 90.0 | | 9,442.0 |
| Utilities | | 2,555.7 | | 259.2 | | 4.3 | | 2,810.6 |
| Transportation | | 450.7 | | 40.3 | | 1.3 | | 489.7 |
| Total | $ | 15,505.6 | $ | 1,227.1 | $ | 99.6 | $ | 16,633.1 |
| | | | | | | | | |
| **December 31, 2013** | | | | | | | | |
| Communications | $ | 1,315.9 | $ | 81.5 | $ | 36.8 | $ | 1,360.6 |
| Financial | | 2,114.7 | | 166.9 | | 20.2 | | 2,261.4 |
| Industrial and other companies | | 8,878.5 | | 423.5 | | 213.1 | | 9,088.9 |
| Utilities | | 2,726.5 | | 159.5 | | 42.3 | | 2,843.7 |
| Transportation | | 440.0 | | 22.5 | | 9.9 | | 452.6 |
| Total | $ | 15,475.6 | $ | 853.9 | $ | 322.3 | $ | 16,007.2 |

*Fixed Maturities and Equity Securities*

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2014 and 2013, approximately 57.3% and 50.4%, respectively, of the Company's CMO holdings, such as interest-only or principal-only strips, were invested in those types of CMOs that are subject to more prepayment and extension risk than traditional CMOs.

*Repurchase Agreements*

As of December 31, 2014 and 2013, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

*Securities Lending*

As of December 31, 2014 and 2013, the fair value of loaned securities was $174.9 and $97.6, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2014 and 2013, collateral retained by the lending agent and invested in liquid assets on the Company's behalf was $182.0 and $102.7, respectively, and recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2014 and 2013, liabilities to return collateral of $182.0 and $102.7, respectively, were included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

*Variable Interest Entities*

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the Collateralized loan obligations ("CLOs") of $0.7 and $1.0 as of December 31, 2014 and 2013, respectively, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $331.9 as of March 31, 2012. These assets were sold to a group of private equity funds that are managed by Pomona Management LLC, an affiliate of the Company. The transaction resulted in a net pre-tax loss of $38.7 in the second quarter of 2012 reported in Net investment income on the Consolidated Statements of Operations. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. Consideration received included $23.0 of promissory notes which were due in two equal installments at December 31, 2013 and 2014. In connection with these promissory notes, Voya Financial, Inc. unconditionally guaranteed payments of the notes in the event of any default of payments due. No additional loss was incurred on the second tranche since the fair value of the alternative investments was reduced to the agreed-upon sales price as of June 30, 2012.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Securitizations*

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_Unrealized Capital Losses_

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2014:

| | Six Months or Less Below Amortized Cost | | More Than Six Months and Twelve Months or Less Below Amortized Cost | | More Than Twelve Months Below Amortized Cost | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses |
| **2014** | | | | | | | | |
| U.S. Treasuries | $ 12.4 | $ —* | $ — | $ — | $ — | $ — | $ 12.4 | $ —* |
| U.S. Government, agencies and authorities | 2.3 | —* | — | — | — | — | 2.3 | —* |
| U.S. corporate, state and municipalities | 794.6 | 20.1 | 34.8 | 1.5 | 712.8 | 27.6 | 1,542.2 | 49.2 |
| Foreign | 671.0 | 35.7 | 9.7 | 0.2 | 350.2 | 20.1 | 1,030.9 | 56.0 |
| Residential mortgage-backed | 94.5 | 0.7 | 25.2 | 0.6 | 163.1 | 4.5 | 282.8 | 5.8 |
| Commercial mortgage-backed | 59.1 | 0.1 | — | — | — | — | 59.1 | 0.1 |
| Other asset-backed | 27.0 | 0.1 | — | — | 18.4 | 1.6 | 45.4 | 1.7 |
| Total | $1,660.9 | $ 56.7 | $ 69.7 | $ 2.3 | $1,244.5 | $ 53.8 | $ 2,975.1 | $ 112.8 |

*Less than $0.1.

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2013:

| | Six Months or Less Below Amortized Cost | | More Than Six Months and Twelve Months or Less Below Amortized Cost | | More Than Twelve Months Below Amortized Cost | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses |
| **2013** | | | | | | | | |
| U.S. Treasuries | $ 124.4 | $ 2.1 | $ 34.2 | $ 0.8 | $ — | $ — | $ 158.6 | $ 2.9 |
| U.S. Government, agencies and authorities | — | — | — | — | — | — | — | — |
| U.S. corporate, state and municipalities | 1,002.8 | 22.9 | 2,413.2 | 183.8 | 236.9 | 32.2 | 3,652.9 | 238.9 |
| Foreign | 448.8 | 5.7 | 1,063.9 | 86.4 | 76.2 | 7.9 | 1,588.9 | 100.0 |
| Residential mortgage-backed | 262.3 | 2.9 | 212.9 | 12.0 | 105.8 | 7.8 | 581.0 | 22.7 |
| Commercial mortgage-backed | 77.9 | 0.9 | — | — | — | — | 77.9 | 0.9 |
| Other asset-backed | 38.9 | 0.2 | 30.3 | 0.2 | 26.0 | 3.0 | 95.2 | 3.4 |
| Total | $1,955.1 | $ 34.7 | $3,754.5 | $ 283.2 | $ 444.9 | $ 50.9 | $ 6,154.5 | $ 368.8 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 95.9% and 89.7% of the average book value as of December 31, 2014 and 2013, respectively.

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

| | Amortized Cost | | Unrealized Capital Losses | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **December 31, 2014** | | | | | | |
| Six months or less below amortized cost | $ 1,690.4 | $ 59.7 | $ 50.5 | $ 13.2 | 341 | 13 |
| More than six months and twelve months or less below amortized cost | 115.1 | — | 6.7 | — | 34 | — |
| More than twelve months below amortized cost | 1,220.5 | 2.2 | 41.8 | 0.6 | 223 | 2 |
| Total | $ 3,026.0 | $ 61.9 | $ 99.0 | $ 13.8 | 598 | 15 |
| | | | | | | |
| **December 31, 2013** | | | | | | |
| Six months or less below amortized cost | $ 2,054.4 | $ 24.1 | $ 45.3 | $ 5.3 | 322 | 7 |
| More than six months and twelve months or less below amortized cost | 3,991.4 | 23.5 | 272.6 | 5.8 | 502 | 3 |
| More than twelve months below amortized cost | 420.4 | 9.5 | 37.3 | 2.5 | 137 | 8 |
| Total | $ 6,466.2 | $ 57.1 | $ 355.2 | $ 13.6 | 961 | 18 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

| | Amortized Cost | | Unrealized Capital Losses | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **December 31, 2014** | | | | | | |
| U.S. Treasuries | $ 12.4 | $ — | $ —* | $ — | 1 | — |
| U.S. Government, agencies and authorities | 2.3 | — | —* | — | 1 | — |
| U.S. corporate, state and municipalities | 1,566.3 | 25.1 | 43.5 | 5.7 | 262 | 5 |
| Foreign | 1,052.3 | 34.6 | 48.5 | 7.5 | 185 | 6 |
| Residential mortgage-backed | 288.6 | —* | 5.8 | —* | 124 | 2 |
| Commercial mortgage-backed | 59.2 | — | 0.1 | — | 11 | — |
| Other asset-backed | 44.9 | 2.2 | 1.1 | 0.6 | 14 | 2 |
| Total | $ 3,026.0 | $ 61.9 | $ 99.0 | $ 13.8 | 598 | 15 |

*Less than $0.1.

| | Amortized Cost | | Unrealized Capital Losses | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **December 31, 2013** | | | | | | |
| U.S. Treasuries | $ 161.5 | $ — | $ 2.9 | $ — | 4 | — |
| U.S. Government, agencies and authorities | — | — | — | — | — | — |
| U.S. corporate, state and municipalities | 3,869.0 | 22.8 | 233.2 | 5.7 | 519 | 2 |
| Foreign | 1,665.8 | 23.1 | 95.0 | 5.0 | 239 | 5 |
| Residential mortgage-backed | 596.9 | 6.8 | 21.0 | 1.7 | 162 | 7 |
| Commercial mortgage-backed | 78.8 | — | 0.9 | — | 12 | — |
| Other asset-backed | 94.2 | 4.4 | 2.2 | 1.2 | 25 | 4 |
| Total | $ 6,466.2 | $ 57.1 | $ 355.2 | $ 13.6 | 961 | 18 |

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS) and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations on residential real estate supporting non-agency RMBS. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

*Troubled Debt Restructuring*

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the year ended December 31, 2014, the Company had no new troubled debt restructurings for private placement or commercial mortgage loans. For the year ended December 31, 2013, the Company had no new private placement troubled debt restructuring and had 20 new commercial mortgage loan troubled debt restructurings with a pre-modification and post modification carrying value of $39.4. The 20 commercial mortgage loans comprise a portfolio of cross-defaulted, cross-collateralized individual loans, which are owned by the same sponsor. Between the date of the troubled debt restructurings and December 31, 2014, these loans have repaid $12.1 in principal.

As of December 31, 2014 and 2013, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

*Mortgage Loans on Real Estate*

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

|  | December 31, 2014 | December 31, 2013 |
|---|---|---|
| Commercial mortgage loans | $ 3,514.1 | $ 3,397.3 |
| Collective valuation allowance | (1.1) | (1.2) |
| Total net commercial mortgage loans | $ 3,513.0 | $ 3,396.1 |

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2014 and 2013.

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans for the periods indicated:

|  | December 31, 2014 | December 31, 2013 |
|---|---|---|
| Collective valuation allowance for losses, balance at January 1 | $ 1.2 | $ 1.3 |
| Addition to (reduction of) allowance for losses | (0.1) | (0.1) |
| Collective valuation allowance for losses, end of period | $ 1.1 | $ 1.2 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

|  | December 31, 2014 | December 31, 2013 |
|---|---|---|
| Impaired loans without allowances for losses | $ 32.4 | $ 42.9 |
| Less: Allowances for losses on impaired loans | — | — |
| Impaired loans, net | $ 32.4 | $ 42.9 |
| Unpaid principal balance of impaired loans | $ 33.9 | $ 44.4 |

As of December 31, 2014 and 2013 the Company did not have any impaired loans with allowances for losses.

The following table presents information on restructured loans as of the dates indicated:

|  | December 31, 2014 | December 31, 2013 |
|---|---|---|
| Troubled debt restructured loans | $ 27.3 | $ 37.5 |

The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2014 and 2013. There were no loans 90 days or more past due or loans in arrears with respect to principal and interest as of December 31, 2014 and 2013.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

|  | Year Ended December 31, | | |
|---|---|---|---|
|  | 2014 | 2013 | 2012 |
| Impaired loans, average investment during the period (amortized cost)[1] | $ 37.6 | $ 24.2 | $ 5.7 |
| Interest income recognized on impaired loans, on an accrual basis[1] | 2.2 | 1.4 | 0.4 |
| Interest income recognized on impaired loans, on a cash basis[1] | 2.1 | 1.4 | 0.4 |
| Interest income recognized on troubled debt restructured loans, on an accrual basis | 1.8 | 1.0 | — |

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the LTV ratios as of the dates indicated:

| | December 31, 2014 [1] | December 31, 2013 [1] |
|---|---|---|
| **Loan-to-Value Ratio:** | | |
| 0% - 50% | $ 411.0 | $ 495.7 |
| >50% - 60% | 824.1 | 894.5 |
| >60% - 70% | 2,107.9 | 1,879.5 |
| >70% - 80% | 159.7 | 114.9 |
| >80% and above | 11.4 | 12.7 |
| Total Commercial mortgage loans | $ 3,514.1 | $ 3,397.3 |

[1] Balances do not include collective valuation allowance for losses.

The following table presents the DSC ratios as of the dates indicated:

| | December 31, 2014 [1] | December 31, 2013 [1] |
|---|---|---|
| **Debt Service Coverage Ratio:** | | |
| Greater than 1.5x | $ 2,600.1 | $ 2,388.5 |
| >1.25x - 1.5x | 520.0 | 542.4 |
| >1.0x - 1.25x | 258.7 | 275.8 |
| Less than 1.0x | 131.3 | 190.5 |
| Commercial mortgage loans secured by land or construction loans | 4.0 | 0.1 |
| Total Commercial mortgage loans | $ 3,514.1 | $ 3,397.3 |

[1] Balances do not include collective valuation allowance for losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

| | December 31, 2014 [1] | | December 31, 2013 [1] | |
|---|---|---|---|---|
| | Gross Carrying Value | % of Total | Gross Carrying Value | % of Total |
| **Commercial Mortgage Loans by U.S. Region:** | | | | |
| Pacific | $ 802.6 | 22.8% | $ 752.8 | 22.3% |
| South Atlantic | 746.5 | 21.2% | 707.8 | 20.8% |
| West South Central | 448.4 | 12.8% | 467.1 | 13.7% |
| Middle Atlantic | 505.8 | 14.4% | 411.4 | 12.1% |
| East North Central | 355.3 | 10.1% | 383.1 | 11.3% |
| Mountain | 274.0 | 7.8% | 263.9 | 7.8% |
| West North Central | 219.6 | 6.3% | 224.9 | 6.6% |
| New England | 74.8 | 2.1% | 116.7 | 3.4% |
| East South Central | 87.1 | 2.5% | 69.6 | 2.0% |
| Total Commercial mortgage loans | $ 3,514.1 | 100.0% | $ 3,397.3 | 100.0% |

[1] Balances do not include collective valuation allowance for losses.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| | December 31, 2014 [1] | | December 31, 2013 [1] | |
| --- | --- | --- | --- | --- |
| | Gross Carrying Value | % of Total | Gross Carrying Value | % of Total |
| Commercial Mortgage Loans by Property Type: | | | | |
| Retail | $ 1,236.4 | 35.2% | $ 1,082.1 | 31.9% |
| Industrial | 796.8 | 22.7% | 972.6 | 28.6% |
| Office | 443.1 | 12.6% | 462.1 | 13.6% |
| Apartments | 550.6 | 15.7% | 445.2 | 13.1% |
| Hotel/Motel | 149.7 | 4.2% | 182.8 | 5.4% |
| Mixed Use | 142.8 | 4.1% | 70.9 | 2.1% |
| Other | 194.7 | 5.5% | 181.6 | 5.3% |
| Total Commercial mortgage loans | $ 3,514.1 | 100.0% | $ 3,397.3 | 100.0% |

[1] Balances do not include collective valuation allowance for losses.

The following table sets forth the breakdown of mortgages by year of origination as of the dates indicated:

| | December 31, 2014 [1] | December 31, 2013 [1] |
| --- | --- | --- |
| Year of Origination: | | |
| 2014 | $ 580.0 | $ — |
| 2013 | 758.8 | 785.2 |
| 2012 | 854.5 | 908.1 |
| 2011 | 674.4 | 792.8 |
| 2010 | 66.0 | 121.1 |
| 2009 | 39.0 | 68.4 |
| 2008 and prior | 541.4 | 721.7 |
| Total Commercial mortgage loans | $ 3,514.1 | $ 3,397.3 |

[1] Balances do not include collective valuation allowance for losses.

*Evaluating Securities for Other-Than-Temporary Impairments*

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2014** | | **2013** | | **2012** | |
| | **Impairment** | **No. of Securities** | **Impairment** | **No. of Securities** | **Impairment** | **No. of Securities** |
| U.S. corporate | $ 1.7 | 3 | $ — | — | $ 2.9 | 3 |
| Foreign[1] | 3.7 | 7 | 1.8 | 1 | 0.8 | 3 |
| Residential mortgage-backed | 1.6 | 26 | 3.4 | 35 | 6.0 | 33 |
| Commercial mortgage-backed | 0.1 | 2 | 0.3 | 3 | — | — |
| Other asset-backed | — * | 1 | 0.3 | 2 | 1.2 | 4 |
| Equity | — | — | 0.1 | 1 | — | — |
| Total | $ 7.1 | 39 | $ 5.9 | 42 | $ 10.9 | 43 |

\* Less than $0.1.

[1] Primarily U.S. dollar denominated.

The above tables include $1.6, $4.8 and $9.1 of write-downs related to credit impairments for the years ended December 31, 2014, 2013 and 2012, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $5.5, $1.1 and $1.8 in write-downs for the years ended December 31, 2014, 2013 and 2012, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2014** | | **2013** | | **2012** | |
| | **Impairment** | **No. of Securities** | **Impairment** | **No. of Securities** | **Impairment** | **No. of Securities** |
| U.S. corporate | $ 1.6 | 3 | $ — | — | $ 0.2 | 1 |
| Foreign[1] | 3.7 | 7 | — | — | 0.8 | 3 |
| Residential mortgage-backed | 0.1 | 3 | 0.8 | 6 | 0.7 | 3 |
| Commercial mortgage-backed | 0.1 | 2 | 0.3 | 3 | — | — |
| Other asset-backed | — | — | — | — | 0.1 | 1 |
| Equity | — | — | — | — | — | — |
| Total | $ 5.5 | 15 | $ 1.1 | 9 | $ 1.8 | 8 |

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

|  | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
|  | 2014 | | 2013 | | 2012 | |
| Balance at January 1 | $ | 28.0 | $ | 28.4 | $ | 27.8 |
| Additional credit impairments: | | | | | | |
| On securities not previously impaired | | 0.7 | | 1.1 | | 1.5 |
| On securities previously impaired | | 0.9 | | 1.8 | | 3.7 |
| Reductions: | | | | | | |
| Securities sold, matured, prepaid or paid down | | 6.6 | | 3.3 | | 4.6 |
| Increase in cash flows | | 0.6 | | — | | — |
| Balance at December 31 | $ | 22.4 | $ | 28.0 | $ | 28.4 |

*Net Investment Income*

The following table summarizes Net investment income for the periods indicated:

|  | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
|  | 2014 | | 2013 | | 2012 | |
| Fixed maturities | $ | 1,216.3 | $ | 1,199.4 | $ | 1,222.5 |
| Equity securities, available-for-sale | | 7.1 | | 2.8 | | 7.5 |
| Mortgage loans on real estate | | 172.7 | | 157.1 | | 143.5 |
| Policy loans | | 13.3 | | 13.1 | | 13.2 |
| Short-term investments and cash equivalents | | 0.5 | | 0.9 | | 1.4 |
| Other | | 30.6 | | 42.6 | | 6.8 |
| Gross investment income | | 1,440.5 | | 1,415.9 | | 1,394.9 |
| Less: investment expenses | | 51.1 | | 48.9 | | 46.1 |
| Net investment income | $ | 1,389.4 | $ | 1,367.0 | $ | 1,348.8 |

As of December 31, 2014 and 2013, the Company did not have any investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

*Net Realized Capital Gains (Losses)*

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on FIFO methodology.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the periods indicated:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2014** | **2013** | **2012** |
| Fixed maturities, available-for-sale, including securities pledged | $ (14.7) | $ 0.3 | $ 67.5 |
| Fixed maturities, at fair value option | (74.6) | (151.5) | (124.2) |
| Equity securities, available-for-sale | 1.3 | 0.1 | (0.2) |
| Derivatives | 50.6 | (72.1) | 1.3 |
| Embedded derivatives - fixed maturities | (1.2) | (24.7) | (5.5) |
| Embedded derivatives - product guarantees | (101.2) | 105.5 | 120.4 |
| Other investments | 0.2 | 0.2 | — |
| Net realized capital gains (losses) | $ (139.6) | $ (142.2) | $ 59.3 |
| After-tax net realized capital gains (losses) | $ (90.7) | $ (160.0) | $ 38.5 |

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2014** | **2013** | **2012** |
| Proceeds on sales | $ 1,616.3 | $ 1,830.0 | $ 2,887.1 |
| Gross gains | 24.4 | 23.8 | 88.7 |
| Gross losses | 35.2 | 22.1 | 12.7 |

## 3.  Derivative Financial Instruments

The Company enters into the following types of derivatives:

*Interest rate caps*: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities.  Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

*Interest rate swaps*: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

*Foreign exchange swaps*: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

*Credit default swaps*: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to, or received from, the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

*Forwards*: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced mortgage-backed securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

*Futures*: The Company uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

*Swaptions*: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

*Managed custody guarantees ("MCG")*:  The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

*Embedded derivatives*:  The Company also invests in certain fixed maturity instruments and has issued certain annuity products that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/ spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, which contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

| | December 31, 2014 | | | December 31, 2013 | | |
|---|---|---|---|---|---|---|
| | Notional Amount | Asset Fair Value | Liability Fair Value | Notional Amount | Asset Fair Value | Liability Fair Value |
| **Derivatives: Qualifying for hedge accounting**[(1)] | | | | | | |
| Cash flow hedges: | | | | | | |
| Interest rate contracts | $ 513.3 | $ 104.4 | $ — | $ 763.3 | $ 81.0 | $ 0.2 |
| Foreign exchange contracts | 51.2 | 7.7 | — | 51.2 | 2.2 | 0.6 |
| **Derivatives: Non-qualifying for hedge accounting**[(1)] | | | | | | |
| Interest rate contracts | 27,632.9 | 432.8 | 209.2 | 21,442.7 | 367.6 | 206.2 |
| Foreign exchange contracts | 130.1 | 10.6 | 7.7 | 145.9 | 5.5 | 9.6 |
| Equity contracts | 14.0 | — | 0.1 | 9.1 | — * | — |
| Credit contracts | 384.0 | 6.5 | — | 384.0 | 8.1 | — |
| **Embedded derivatives:** | | | | | | |
| Within fixed maturity investments | N/A | 27.8 | — | N/A | 29.0 | — |
| Within annuity products | N/A | — | 129.2 | N/A | — | 23.1 |
| Within reinsurance agreements | N/A | — | (13.0) | N/A | — | (54.0) |
| Total | | $ 589.8 | $ 333.2 | | $ 493.4 | $ 185.7 |

* Less than $0.1.

[(1)] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.

N/A - Not Applicable

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is through the fourth quarter of 2016.

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2014 and 2013. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

| | December 31, 2014 | | |
| --- | --- | --- | --- |
| | **Notional Amount** | **Asset Fair Value** | **Liability Fair Value** |
| Credit contracts | $ 384.0 | $ 6.5 | $ — |
| Foreign exchange contracts | 181.3 | 18.3 | 7.7 |
| Interest rate contracts | 28,146.2 | 537.2 | 209.2 |
| | | $ 562.0 | $ 216.9 |
| | | | |
| Counterparty netting[1] | | $ (216.2) | $ (216.2) |
| Cash collateral netting[1] | | (291.5) | — |
| Securities collateral netting[1] | | (6.6) | — |
| Net receivables/payables | | $ 47.7 | $ 0.7 |

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

| | December 31, 2013 | | |
| --- | --- | --- | --- |
| | **Notional Amount** | **Asset Fair Value** | **Liability Fair Value** |
| Credit contracts | $ 384.0 | $ 8.1 | $ — |
| Foreign exchange contracts | 197.1 | 7.7 | 10.2 |
| Interest rate contracts | 22,206.0 | 448.6 | 206.4 |
| | | $ 464.4 | $ 216.6 |
| | | | |
| Counterparty netting[1] | | $ (201.3) | $ (201.3) |
| Cash collateral netting[1] | | (134.0) | (5.4) |
| Securities collateral netting[1] | | (15.9) | (4.8) |
| Net receivables/payables | | $ 113.2 | $ 5.1 |

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

*Collateral*

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2014, the Company held $161.5 and $130.2 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2013, the Company held $127.4 and $1.2 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2014, the Company delivered $60.4 of securities and held $6.6 of securities as collateral. As of December 31, 2013, the Company delivered $42.5 of securities and held $16.3 of securities as collateral.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the periods indicated:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2014** | **2013** | **2012** |
| **Derivatives: Qualifying for hedge accounting**[1] | | | |
| Cash flow hedges: | | | |
| Interest rate contracts | $ 0.2 | $ 0.2 | $ — |
| Foreign exchange contracts | 0.5 | 0.1 | — |
| **Derivatives: Non-qualifying for hedge accounting**[2] | | | |
| Interest rate contracts | 41.0 | (92.8) | (18.9) |
| Foreign exchange contracts | 4.8 | 10.0 | 6.9 |
| Equity contracts | 1.8 | 3.4 | 2.0 |
| Credit contracts | 2.3 | 7.0 | 11.3 |
| Managed custody guarantees | 0.2 | 0.2 | 1.1 |
| **Embedded derivatives:** | | | |
| Within fixed maturity investments[2] | (1.2) | (24.7) | (5.5) |
| Within annuity products[2] | (101.4) | 105.3 | 119.3 |
| Within reinsurance agreements[3] | (41.0) | 54.0 | — |
| Total | $ (92.8) | $ 62.7 | $ 116.2 |

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2014, 2013 and 2012, ineffective amounts were immaterial.

[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

*Credit Default Swaps*

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2014, the fair value of credit default swaps of $6.5 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2013, the fair value of credit default swaps of $8.1 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2014 and 2013, the maximum potential future exposure to the Company was $384.0 on credit default swaps. These instruments are typically written for a maturity period of five years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

4. **Fair Value Measurements**

*Fair Value Measurement*

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to ASU 2011-04, "Fair Value Measurements (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP" ("ASU 2011-04"). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  - a) Quoted prices for similar assets or liabilities in active markets;
  - b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  - c) Inputs other than quoted market prices that are observable; and
  - d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing or other similar techniques.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Fixed maturities, including securities pledged: | | | | |
| U.S. Treasuries | $ 712.9 | $ 60.2 | $ — | $ 773.1 |
| U.S. Government agencies and authorities | — | 46.6 | — | 46.6 |
| U.S. corporate, state and municipalities | — | 11,122.4 | 374.8 | 11,497.2 |
| Foreign[1] | — | 5,612.2 | 165.7 | 5,777.9 |
| Residential mortgage-backed securities | — | 2,026.1 | 17.3 | 2,043.4 |
| Commercial mortgage-backed securities | — | 1,059.0 | 19.0 | 1,078.0 |
| Other asset-backed securities | — | 398.0 | 2.4 | 400.4 |
| Total fixed maturities, including securities pledged | 712.9 | 20,324.5 | 579.2 | 21,616.6 |
| Equity securities, available-for-sale | 85.3 | — | 36.6 | 121.9 |
| Derivatives: | | | | |
| Interest rate contracts | — | 537.2 | — | 537.2 |
| Foreign exchange contracts | — | 18.3 | — | 18.3 |
| Credit contracts | — | 6.5 | — | 6.5 |
| Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements | 1,046.6 | — | 1.5 | 1,048.1 |
| Assets held in separate accounts | 57,492.6 | 5,313.1 | 2.4 | 62,808.1 |
| Total assets | $ 59,337.4 | $ 26,199.6 | $ 619.7 | $ 86,156.7 |
| | | | | |
| Liabilities: | | | | |
| Derivatives: | | | | |
| Annuity product guarantees: | | | | |
| FIA | $ — | $ — | $ 26.3 | $ 26.3 |
| Stabilizer and MCGs | — | — | 102.9 | 102.9 |
| Other derivatives: | | | | |
| Interest rate contracts | — | 209.2 | — | 209.2 |
| Foreign exchange contracts | — | 7.7 | — | 7.7 |
| Equity contracts | 0.1 | — | — | 0.1 |
| Embedded derivative on reinsurance | — | (13.0) | — | (13.0) |
| Total liabilities | $ 0.1 | $ 203.9 | $ 129.2 | $ 333.2 |

[1] Primarily U.S. dollar denominated.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets:** | | | | |
| Fixed maturities, including securities pledged: | | | | |
| U.S. Treasuries | $ 618.8 | $ 51.3 | $ — | $ 670.1 |
| U.S. Government agencies and authorities | — | 237.0 | 5.1 | 242.1 |
| U.S. corporate, state and municipalities | — | 10,605.9 | 145.3 | 10,751.2 |
| Foreign[(1)] | — | 5,727.8 | 42.8 | 5,770.6 |
| Residential mortgage-backed securities | — | 2,076.0 | 23.7 | 2,099.7 |
| Commercial mortgage-backed securities | — | 691.7 | — | 691.7 |
| Other asset-backed securities | — | 462.7 | 17.7 | 480.4 |
| Total fixed maturities, including securities pledged | 618.8 | 19,852.4 | 234.6 | 20,705.8 |
| Equity securities, available-for-sale | 99.0 | — | 35.9 | 134.9 |
| Derivatives: | | | | |
| Interest rate contracts | — | 448.6 | — | 448.6 |
| Foreign exchange contracts | — | 7.7 | — | 7.7 |
| Credit contracts | — | 8.1 | — | 8.1 |
| Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements | 529.7 | — | — | 529.7 |
| Assets held in separate accounts | 54,715.3 | 5,376.5 | 13.1 | 60,104.9 |
| Total assets | $ 55,962.8 | $ 25,693.3 | $ 283.6 | $ 81,939.7 |
| | | | | |
| **Liabilities:** | | | | |
| Derivatives: | | | | |
| Annuity product guarantees: | | | | |
| FIA | $ — | $ — | $ 23.1 | $ 23.1 |
| Stabilizer and MCGs | — | — | — | — |
| Other derivatives: | | | | |
| Interest rate contracts | — | 206.4 | — | 206.4 |
| Foreign exchange contracts | — | 10.2 | — | 10.2 |
| Equity contracts | — | — | — | — |
| Embedded derivative on reinsurance | — | (54.0) | — | (54.0) |
| Total liabilities | $ — | $ 162.6 | $ 23.1 | $ 185.7 |

[(1)] Primarily U.S. dollar denominated.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

*Valuation of Financial Assets and Liabilities at Fair Value*

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an "exit price") in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

*Fixed maturities*: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS and RMBS, including certain CMO assets.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes. As of December 31, 2014, $537.1 and $16.4 billion of a total fair value of $21.6 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2013, $190.5 and $15.9 billion of a total fair value of $20.7 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

───────────────────────────────────────────────────────────────────────────

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

*Equity securities, available-for-sale*: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

*Derivatives*: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. In June 2012, the Company began using OIS rather than LIBOR for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments, including those priced by third-party vendors, are valued based on market observable inputs and are classified as Level 2.

*Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement*: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

*Assets held in separate accounts*: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

*Product guarantees*: The Company records an embedded derivative liability for its FIA contracts for interest payments to contract holders above the minimum guaranteed contract value. The guarantee is treated as an embedded derivative and is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

─────────────────────────────────────────────────────────────────────

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative associated with the Company's product guarantees includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit default swap spreads, adjusted to reflect the credit quality of the Company, the issuer of the guarantee, as well as an adjustment to reflect the priority of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

*Embedded derivatives on reinsurance:* The carrying value of the embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements, accounted for under the deposit method. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

*Transfers in and out of Level 1 and 2*

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2014 and 2013. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

*Level 3 Financial Instruments*

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2014:

| | Fair Value as of January 1 | Total Realized/ Unrealized Gains (Losses) Included in: Net Income | OCI | Purchases | Issuances | Sales | Settlements | Transfers in to Level 3[3] | Transfers out of Level 3[3] | Fair Value as of December 31 | Change in Unrealized Gains (Losses) Included in Earnings[4] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Fixed maturities, including securities pledged: | | | | | | | | | | | |
| U.S. Government agencies and authorities | $ 5.1 | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ (5.1) | $ — | $ — |
| U.S. corporate, state and municipalities | 145.3 | —* | (1.7) | 100.2 | — | — | (20.4) | 151.4 | — | 374.8 | —* |
| Foreign[1] | 42.8 | 0.1 | (2.0) | 56.3 | — | — | (1.2) | 83.0 | (13.3) | 165.7 | 0.1 |
| Residential mortgage-backed securities | 23.7 | (1.1) | 0.2 | 7.0 | — | — | —* | —* | (12.5) | 17.3 | (1.1) |
| Commercial mortgage-backed securities | — | —* | —* | 19.0 | — | — | — | — | — | 19.0 | —* |
| Other asset-backed securities | 17.7 | 1.2 | (0.9) | — | — | — | (10.1) | — | (5.5) | 2.4 | —* |
| Total fixed maturities, including securities pledged | 234.6 | 0.2 | (4.4) | 182.5 | — | — | (31.7) | 234.4 | (36.4) | 579.2 | (1.0) |
| | | | | | | | | | | | |
| Equity securities, available-for-sale | 35.9 | — | 0.7 | — | — | — | — | — | — | 36.6 | — |
| Derivatives: | | | | | | | | | | | |
| Product guarantees: | | | | | | | | | | | |
| Stabilizer and MCGs[2] | — | (98.2) | — | — | (4.7) | — | — | — | — | (102.9) | — |
| FIA[2] | (23.1) | (3.0) | — | — | (0.2) | — | — | — | — | (26.3) | — |
| Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement | — | — | — | 1.5 | — | — | — | — | — | 1.5 | — |
| Assets held in separate accounts[5] | 13.1 | 0.1 | — | 1.3 | — | (4.4) | — | 0.2 | (7.9) | 2.4 | (0.1) |

\* Less than $0.1.

(1) Primarily U.S. dollar denominated.

(2) All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

(3) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(4) For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

(5) The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on net income for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2013:

| | Fair Value as of January 1 | Total Realized/ Unrealized Gains (Losses) Included in: | | Purchases | Issuances | Sales | Settlements | Transfers in to Level 3[3] | Transfers out of Level 3[3] | Fair Value as of December 31 | Change in Unrealized Gains (Losses) Included in Earnings[4] |
| | | Net Income | OCI | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Fixed maturities, including securities pledged: | | | | | | | | | | | |
| U.S. Government agencies and authorities | $ — | $ — | $ — | $ 5.1 | $ — | $ — | $ — | $ — | $ — | $ 5.1 | $ — |
| U.S. corporate, state and municipalities | 154.6 | (0.3) | 0.4 | — * | — | (6.0) | (4.3) | 0.9 | — | 145.3 | (0.3) |
| Foreign[1] | 24.6 | — * | 1.3 | 22.2 | — | (1.9) | (10.7) | 7.3 | — * | 42.8 | — * |
| Residential mortgage-backed securities | 9.1 | (2.0) | (0.3) | 17.5 | — | — | — | — | (0.6) | 23.7 | (2.0) |
| Commercial mortgage-backed securities | — | — | — | — | — | — | — | — | — | — | — |
| Other asset-backed securities | 33.2 | 2.3 | (0.7) | — | — | (2.8) | (9.9) | — | (4.4) | 17.7 | 0.9 |
| Total fixed maturities, including securities pledged | 221.5 | — * | 0.7 | 44.8 | — | (10.7) | (24.9) | 8.2 | (5.0) | 234.6 | (1.4) |
| Equity securities, available-for-sale | 17.0 | (0.3) | 1.4 | — | — | — * | — * | 34.5 | (16.7) | 35.9 | — |
| Derivatives: | | | | | | | | | | | |
| Product guarantees: | | | | | | | | | | | |
| Stabilizer and MCGs[2] | (102.0) | 108.2 | — | (6.2) | — | — | — | — | — | — | — |
| FIA[2] | (20.4) | (2.7) | — | — | — | — | — | — | — | (23.1) | — |
| Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement | — | — | — | — | — | — | — | — | — | — | — |
| Assets held in separate accounts[5] | 16.3 | 0.1 | — | 16.0 | — | (11.6) | — | 2.2 | (9.9) | 13.1 | — |

\* Less than $0.1.

(1) Primarily U.S. dollar denominated.

(2) All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

(3) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(4) For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

(5) The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on net income for the Company.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2014 and 2013, the transfers in and out of Level 3 for fixed maturities and equity securities, as well as separate accounts, were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

*Significant Unobservable Inputs*

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its annuity product guarantees is presented in the following sections and table.

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

> *Nonperformance Risk:* For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company and the priority of policyholder claims.

> *Actuarial Assumptions:* Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2014:

| Unobservable Input | Range[1] | |
| --- | --- | --- |
| | FIA | Stabilizer / MCG |
| Interest rate implied volatility | — | 0.2% to 7.6% |
| Nonperformance risk | 0.13% to 1.1% | 0.13% to 1.1% |
| Actuarial Assumptions: | | |
| Partial Withdrawals | 0.4% to 3.2% | — |
| Lapses | 0% to 45% [2] | 0% to 50% [3] |
| Policyholder Deposits[4] | — | 0% to 65% [3] |

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

| | Percentage of Plans | Overall Range of Lapse Rates | Range of Lapse Rates for 85% of Plans | Overall Range of Policyholder Deposits | Range of Policyholder Deposits for 85% of Plans |
| --- | --- | --- | --- | --- | --- |
| Stabilizer (Investment Only) and MCG Contracts | 87% | 0-30% | 0-15% | 0-45% | 0-15% |
| Stabilizer with Recordkeeping Agreements | 13% | 0-50% | 0-25% | 0-65% | 0-25% |
| Aggregate of all plans | 100% | 0-50% | 0-25% | 0-65% | 0-25% |

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2013:

| Unobservable Input | Range[1] | |
| --- | --- | --- |
| | FIA | Stabilizer / MCG |
| Interest rate implied volatility | — | 0.2% to 8.0% |
| Nonperformance risk | -0.1% to 0.79% | -0.1% to 0.79% |
| Actuarial Assumptions: | | |
| Partial Withdrawals | 0% to 2% | — |
| Lapses | 0% to 48% [2] | 0% to 55% [3] |
| Policyholder Deposits[4] | — | 0% to 60% [3] |

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

| | Percentage of Plans | Overall Range of Lapse Rates | Range of Lapse Rates for 85% of Plans | Overall Range of Policyholder Deposits | Range of Policyholder Deposits for 85% of Plans |
| --- | --- | --- | --- | --- | --- |
| Stabilizer (Investment Only) and MCG Contracts | 88% | 0-30% | 0-15% | 0-55% | 0-15% |
| Stabilizer with Recordkeeping Agreements | 12% | 0-55% | 0-25% | 0-60% | 0-30% |
| Aggregate of all plans | 100% | 0-55% | 0-25% | 0-60% | 0-30% |

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

*Other Financial Instruments*

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

| | December 31, 2014 | | December 31, 2013 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Assets: | | | | |
| Fixed maturities, including securities pledged | $ 21,616.6 | $ 21,616.6 | $ 20,705.8 | $ 20,705.8 |
| Equity securities, available-for-sale | 121.9 | 121.9 | 134.9 | 134.9 |
| Mortgage loans on real estate | 3,513.0 | 3,680.6 | 3,396.1 | 3,403.9 |
| Policy loans | 239.1 | 239.1 | 242.0 | 242.0 |
| Limited partnerships/corporations | 248.4 | 248.4 | 180.9 | 180.9 |
| Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements | 1,048.1 | 1,048.1 | 529.7 | 529.7 |
| Derivatives | 562.0 | 562.0 | 464.4 | 464.4 |
| Notes receivable from affiliates | 175.0 | 216.7 | 175.0 | 186.4 |
| Assets held in separate accounts | 62,808.1 | 62,808.1 | 60,104.9 | 60,104.9 |
| Liabilities: | | | | |
| Investment contract liabilities: | | | | |
| Funding agreements without fixed maturities and deferred annuities[(1)] | 21,503.3 | 26,023.3 | 21,010.8 | 24,379.6 |
| Supplementary contracts, immediate annuities and other | 442.4 | 546.3 | 487.2 | 578.5 |
| Derivatives: | | | | |
| Annuity product guarantees: | | | | |
| FIA | 26.3 | 26.3 | 23.1 | 23.1 |
| Stabilizer and MCGs | 102.9 | 102.9 | — | — |
| Other derivatives | 217.0 | 217.0 | 216.6 | 216.6 |
| Long-term debt | 4.9 | 4.9 | 4.9 | 4.9 |
| Embedded derivatives on reinsurance | (13.0) | (13.0) | (54.0) | (54.0) |

[(1)] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Annuity product guarantees section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

*Mortgage loans on real estate*: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

*Policy loans*: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

*Limited partnerships/corporations*: The fair value for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value ("NAV") information as provided by the investee and is classified as Level 3.

*Notes receivable from affiliates*: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

*Investment contract liabilities*:

> *Funding agreements without a fixed maturity and deferred annuities:* Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

> *Supplementary contracts and immediate annuities:* Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

*Long-term debt*: Estimated fair value of the Company's long-term debt is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk. Long-term debt is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

___

### 5. Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC and VOBA was as follows for the periods indicated:

| | DAC | VOBA | Total |
|---|---|---|---|
| Balance at January 1, 2012 | $ 334.9 | $ 593.6 | $ 928.5 |
| Deferrals of commissions and expenses | 79.1 | 8.1 | 87.2 |
| Amortization: | | | |
| Amortization | (72.1) | (152.6) | (224.7) |
| Interest accrued[1] | 31.1 | 62.5 | 93.6 |
| Net amortization included in the Consolidated Statements of Operations | (41.0) | (90.1) | (131.1) |
| Change in unrealized capital gains/losses on available-for-sale securities | (76.5) | (130.2) | (206.7) |
| Balance at December 31, 2012 | 296.5 | 381.4 | 677.9 |
| Deferrals of commissions and expenses | 71.3 | 7.2 | 78.5 |
| Amortization: | | | |
| Amortization | (69.7) | (83.6) | (153.3) |
| Interest accrued[1] | 34.0 | 61.0 | 95.0 |
| Net amortization included in the Consolidated Statements of Operations | (35.7) | (22.6) | (58.3) |
| Change in unrealized capital gains/losses on available-for-sale securities | 144.1 | 330.6 | 474.7 |
| Balance at December 31, 2013 | 476.2 | 696.6 | 1,172.8 |
| Deferrals of commissions and expenses | 69.8 | 6.9 | 76.7 |
| Amortization: | | | |
| Amortization | (91.0) | (113.3) | (204.3) |
| Interest accrued[1] | 35.9 | 59.2 | 95.1 |
| Net amortization included in the Consolidated Statements of Operations | (55.1) | (54.1) | (109.2) |
| Change in unrealized capital gains/losses on available-for-sale securities | (94.4) | (122.6) | (217.0) |
| Balance at December 31, 2014 | $ 396.5 | $ 526.8 | $ 923.3 |

[1] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2014, 1.0% to 7.0% during 2013 and 5.0% to 7.0% during 2012.

The estimated amount of VOBA amortization expense, net of interest, is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

| Year | Amount |
|---|---|
| 2015 | $ 59.8 |
| 2016 | 44.8 |
| 2017 | 39.0 |
| 2018 | 34.2 |
| 2019 | 31.3 |

### 6. Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2014, the account value for the separate account contracts with guaranteed minimum benefits was $39.0 billion. The additional liability recognized related to minimum guarantees was $111.5. As of December 31, 2013, the account value for the separate account contracts with guaranteed minimum benefits was $38.0 billion. The additional liability recognized related to minimum guarantees was $7.1.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2014 and 2013 was $9.3 billion and $9.2 billion, respectively.

## 7. Reinsurance

At December 31, 2014, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2014, the Company had agreements with two of its affiliates, Langhorne I, LLC, and Security Life of Denver International ("SLDI"), which are accounted for under the deposit method of accounting, for which the deposit receivable was $93.9 and $39.7 at December 31, 2014 and 2013, respectively. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement.

The Company assumed $25.0 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $9.7 and $10.1 were maintained for this contract as of December 31, 2014 and 2013, respectively.

Reinsurance recoverable was comprised of the following as of the dates indicated:

| | December 31, | | |
| --- | --- | --- | --- |
| | **2014** | | **2013** |
| Claims recoverable from reinsurers | $ 1,927.8 | $ | 2,016.7 |
| Reinsured amounts due to reinsurers | 1.6 | | (0.4) |
| Other | 0.1 | | 0.3 |
| Total | $ 1,929.5 | $ | 2,016.6 |

The following table summarizes the effect of reinsurance on Premiums for the periods indicated:

| | Year Ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2014** | | **2013** | | **2012** |
| **Premiums:** | | | | | |
| Direct premiums | $ 88.9 | $ | 37.4 | $ | 36.2 |
| Reinsurance assumed | 0.1 | | 0.1 | | — |
| Reinsurance ceded | (0.2) | | (0.2) | | (0.2) |
| Net premiums | $ 88.8 | $ | 37.3 | $ | 36.0 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

8.         **Capital Contributions, Dividends and Statutory Information**

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2014, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $371.0, $281.0 of which was paid on May 19, 2014 and $90.0 which was paid on December 22, 2014. During the year ended December 31, 2013, following receipt of required approval from its domiciliary state insurance regulator and consummation of the IPO of Voya Financial, Inc., VRIAC paid an extraordinary dividend in the amount of $174.0 to its Parent. In addition, on December 9, 2013, VRIAC paid an ordinary dividend of $90.0 to its Parent. On December 9, 2014 and December 16, 2013, VFP paid a $95.0 and $60.0 dividend, respectively, to VRIAC, its parent. On October 3, 2014, DSL paid a $30.0 dividend to VRIAC, its parent. During the year ended December 31, 2013, DSL did not pay any dividend to VRIAC.

During the years ended December 31, 2014 and 2013, VRIAC did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically deferred tax assets.

Statutory net income (loss) was $321.7, $175.2 and $261.6, for the years ended December 31, 2014, 2013 and 2012, respectively. Statutory capital and surplus was $2.0 billion as of December 31, 2014 and 2013, respectively.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

9.     **Accumulated Other Comprehensive Income (Loss)**

Shareholder's equity included the following components of AOCI as of the dates indicated.

|  | | December 31, | | | | |
|---|---|---|---|---|---|---|
|  | | **2014** | | **2013** | | **2012** |
| Fixed maturities, net of OTTI | $ | 1,553.7 | $ | 820.9 | $ | 2,190.9 |
| Equity securities, available-for-sale | | 14.5 | | 15.5 | | 13.5 |
| Derivatives | | 202.6 | | 133.0 | | 215.2 |
| DAC/VOBA and sales inducements adjustments on available-for-sale securities | | (552.4) | | (335.3) | | (810.6) |
| Premium deficiency reserve adjustment | | (129.8) | | (82.4) | | (152.6) |
| Unrealized capital gains (losses), before tax | | 1,088.6 | | 551.7 | | 1,456.4 |
| Deferred income tax asset (liability) | | (255.5) | | (66.1) | | (444.6) |
| Unrealized capital gains (losses), after tax | | 833.1 | | 485.6 | | 1,011.8 |
| Pension and other postretirement benefits liability, net of tax | | 8.4 | | 9.8 | | 11.2 |
| AOCI | $ | 841.5 | $ | 495.4 | $ | 1,023.0 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

| | Year Ended December 31, 2014 | | | | | |
|---|---|---|---|---|---|---|
| | **Before-Tax Amount** | | **Income Tax** | | **After-Tax Amount** | |
| Available-for-sale securities: | | | | | | |
| Fixed maturities | $ | 713.0 | $ | (251.0) | $ | 462.0 |
| Equity securities | | (1.3) | | 0.5 | | (0.8) |
| OTTI | | 5.1 | | (1.8) | | 3.3 |
| Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations | | 15.0 | | (5.3) | | 9.7 |
| DAC/VOBA and sales inducements | | (217.1) [1] | | 76.0 | | (141.1) |
| Premium deficiency reserve adjustment | | (47.4) | | 16.6 | | (30.8) |
| Change in unrealized gains/losses on available-for-sale securities | | 467.3 | | (165.0) | | 302.3 |
| Derivatives: | | | | | | |
| Derivatives | | 77.0 [2] | | (27.0) | | 50.0 |
| Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations | | (7.4) | | 2.6 | | (4.8) |
| Change in unrealized gains/losses on derivatives | | 69.6 | | (24.4) | | 45.2 |
| | | | | | | |
| Pension and other postretirement benefits liability: | | | | | | |
| Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations | | (2.2) [3] | | 0.8 | | (1.4) |
| Change in pension and other postretirement benefits liability | | (2.2) | | 0.8 | | (1.4) |
| Change in Other comprehensive income (loss) | $ | 534.7 | $ | (188.6) | $ | 346.1 |

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| | Year Ended December 31, 2013 | | |
| --- | --- | --- | --- |
| | Before-Tax Amount | Income Tax | After-Tax Amount |
| Available-for-sale securities: | | | |
| Fixed maturities | $ (1,372.1) | $ 542.1 [4] | $ (830.0) |
| Equity securities | 2.0 | (0.7) | 1.3 |
| OTTI | 2.7 | (0.9) | 1.8 |
| Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations | (0.6) | 0.2 | (0.4) |
| DAC/VOBA and sales inducements | 475.3 [1] | (166.4) | 308.9 |
| Premium deficiency reserve adjustment | 70.2 | (24.6) | 45.6 |
| Change in unrealized gains/losses on available-for-sale securities | (822.5) | 349.7 | (472.8) |
| | | | |
| Derivatives: | | | |
| Derivatives | (79.5) [2] | 27.9 | (51.6) |
| Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations | (2.7) | 0.9 | (1.8) |
| Change in unrealized gains/losses on derivatives | (82.2) | 28.8 | (53.4) |
| | | | |
| Pension and other postretirement benefits liability: | | | |
| Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations | (2.2) [3] | 0.8 | (1.4) |
| Change in pension and other postretirement benefits liability | (2.2) | 0.8 | (1.4) |
| Change in Other comprehensive income (loss) | $ (906.9) | $ 379.3 | $ (527.6) |

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $67.6 valuation allowance. See the *Income Taxes* Note to these Consolidated Financial Statements for additional information.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| | Year Ended December 31, 2012 | | |
| --- | --- | --- | --- |
| | Before-Tax Amount | Income Tax | After-Tax Amount |
| Available-for-sale securities: | | | |
| Fixed maturities | $ 727.7 | $ (250.3) | $ 477.4 |
| Equity securities | 0.4 | (0.1) | 0.3 |
| OTTI | 10.6 | (3.7) | 6.9 |
| Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations | (66.1) | 23.1 | (43.0) |
| DAC/VOBA and sales inducements | (207.0) [1] | 72.5 | (134.5) |
| Premium deficiency reserve adjustment | (87.8) | 30.7 | (57.1) |
| Change in unrealized gains/losses on available-for-sale securities | 377.8 | (127.8) | 250.0 |
| Derivatives: | | | |
| Derivatives | 41.5 [2] | (14.5) | 27.0 |
| Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations | — | — | — |
| Change in unrealized gains/losses on derivatives | 41.5 | (14.5) | 27.0 |
| Pension and other postretirement benefits liability: | | | |
| Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations | (2.2) [3] | 0.7 | (1.5) |
| Change in pension and other postretirement benefits liability | (2.2) | 0.7 | (1.5) |
| Change in Other comprehensive income (loss) | $ 417.1 | $ (141.6) | $ 275.5 |

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

## 10.    Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2014 | 2013 | 2012 |
| Current tax expense (benefit): | | | |
| Federal | $ 85.7 | $ 144.6 | $ 200.9 |
| Total current tax expense (benefit) | 85.7 | 144.6 | 200.9 |
| Deferred tax expense (benefit): | | | |
| Federal | (11.2) | 62.4 | (9.7) |
| Total deferred tax expense (benefit) | (11.2) | 62.4 | (9.7) |
| Total income tax expense (benefit) | $ 74.5 | $ 207.0 | $ 191.2 |

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

|  | | Year Ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
|  | | 2014 | | 2013 | | 2012 |
| Income (loss) before income taxes | $ | 306.2 | $ | 490.5 | $ | 516.6 |
| Tax rate | | 35.0% | | 35.0% | | 35.0% |
| Income tax expense (benefit) at federal statutory rate | | 107.2 | | 171.7 | | 180.8 |
| Tax effect of: | | | | | | |
| Dividends received deduction | | (30.7) | | (26.6) | | (18.6) |
| Valuation allowance | | (0.4) | | 67.6 | | — |
| Audit settlements | | (0.1) | | (0.3) | | (0.3) |
| Prior year tax | | — | | — | | 28.1 |
| Tax Credit | | 0.4 | | — | | — |
| Other | | (1.9) | | (5.4) | | 1.2 |
| Income tax expense (benefit) | $ | 74.5 | $ | 207.0 | $ | 191.2 |

*Temporary Differences*

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

|  | | December 31, | | |
| --- | --- | --- | --- | --- |
|  | | 2014 | | 2013 |
| **Deferred tax assets** | | | | |
| Insurance reserves | $ | 219.1 | $ | 166.7 |
| Investments | | 190.8 | | 231.8 |
| Compensation and benefit | | 83.1 | | 103.1 |
| Other assets | | 7.4 | | — |
| Total gross assets before valuation allowance | | 500.4 | | 501.6 |
| Less: Valuation allowance | | 10.7 | | 11.1 |
| Assets, net of valuation allowance | | 489.7 | | 490.5 |
|  | | | | |
| **Deferred tax liabilities** | | | | |
| Net unrealized investment (gains) losses | | (573.0) | | (310.5) |
| Deferred policy acquisition costs | | (284.2) | | (367.9) |
| Other liabilities | | — | | (2.2) |
| Total gross liabilities | | (857.2) | | (680.6) |
| Net deferred income tax asset (liability) | $ | (367.5) | $ | (190.1) |

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2014 and December 31, 2013, the Company had total valuation allowances of approximately $10.7 and $11.1, respectively. As of December 31, 2014 and December 31, 2013, $130.0 and $130.4, respectively, of these valuation allowances were allocated to continuing operations, and $(119.3) as of the end of each period were allocated to Other comprehensive income related to realized and unrealized capital losses.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

For the year ended December 31, 2014, 2013 and 2012 the increases (decreases) in the valuation allowances were $(0.4), $0.0 and $0.0, respectively. In 2014, 2013 and 2012 there were increases (decreases) of $(0.4), $67.6, and $0.0, respectively, in the valuation allowances that were allocated to operations. In 2014, 2013 and 2012 there were increases (decreases) of $0.0, $(67.6), and $0.0, respectively, that were allocated to Other comprehensive income.

### Tax Sharing Agreement

The Company had a receivable from Voya Financial, Inc. of $10.1 as of December 31, 2014 and a payable to Voya Financial, Inc. of $74.1 as of December 31, 2013, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. Under the tax sharing agreement, Voya Financial, Inc., will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

### Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2014 and 2013.

### Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2014 and 2013.

### Tax Regulatory Matters

During April 2014, the Internal Revenue Service ("IRS") completed its examination of Voya Financial, Inc.'s consolidated return (including the Company) through tax year 2012. The 2012 audit settlement did not have a material impact on the Company. Voya Financial, Inc. (including the Company) is currently under audit by the IRS, and it is expected that the examination of tax year 2013 will be finalized within the next twelve months. Voya Financial, Inc. and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2013 through 2015.

### 11.      Benefit Plans

### Defined Benefit Plan

Voya Services Company (formerly ING North America Insurance Corporation) sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

Effective September 8, 2014, a plan amendment was approved changing the Plan's name from the ING U.S. Retirement Plan to the Voya Retirement Plan. The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company. For participants in the Retirement Plan as of December 31, 2011, there was a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula which ended December 31, 2013.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

The costs allocated to the Company for its employees' participation in the Retirement Plan were $6.2, $6.5 and $19.1 for the years ended December 31, 2014, 2013 and 2012, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

*Defined Contribution Plan*

Voya Services Company sponsors the Voya Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan is a tax qualified defined contribution and stock bonus plan, which includes an employee stock ownership plan component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $10.6, $10.8 and $9.7, for the years ended December 31, 2014, 2013 and 2012, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

*Non-Qualified Retirement Plans*

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (formerly the ING Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

*Obligations and Funded Status*

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2014 and 2013:

|  | Year Ended December 31, | |
|  | 2014 | 2013 |
| --- | ---: | ---: |
| Change in benefit obligation: | | |
| Benefit obligation, January 1 | $ 84.1 | $ 97.2 |
| Interest cost | 4.0 | 3.8 |
| Benefits paid | (4.8) | (7.8) |
| Actuarial (gains) losses on obligation | 13.3 | (9.1) |
| Benefit obligation, December 31 | $ 96.6 | $ 84.1 |

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2014 and 2013:

|  | December 31, | |
|  | 2014 | 2013 |
| --- | ---: | ---: |
| Accrued benefit cost | $ (96.6) | $ (84.1) |
| Accumulated other comprehensive income (loss): | | |
| Prior service cost (credit) | (4.9) | (6.1) |
| Net amount recognized | $ (101.5) | $ (90.2) |

*Assumptions*

The weighted-average assumptions used in the measurement of the December 31, 2014 and 2013 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

|  | 2014 | 2013 |
| --- | ---: | ---: |
| Discount rate | 4.36% | 4.95% |
| Rate of compensation increase | 4.00% | 4.00% |

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.36% was the appropriate discount rate as of December 31, 2014, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

|  | 2014 | 2013 | 2012 |
| --- | ---: | ---: | ---: |
| Discount rate | 4.95% | 4.05% | 4.75% |
| Rate of compensation increase | 4.00% | 4.00% | 4.00% |

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Net Periodic Benefit Costs*

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2014, 2013 and 2012:

|  | Year Ended December 31, | | |
|  | 2014 | 2013 | 2012 |
|---|---|---|---|
| Interest cost | $ 4.0 | $ 3.8 | $ 4.4 |
| Net (gain) loss recognition | 13.3 | (9.1) | 3.4 |
| Amortization of prior service cost (credit) | (1.2) | (1.2) | (1.2) |
| Net periodic (benefit) cost | $ 16.1 | $ (6.5) | $ 6.6 |

*Cash Flows*

In 2015, the Company is expected to contribute $5.5 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2015 through 2019 and thereafter through 2024, are estimated to be $5.5, $5.5, $5.6, $5.7, $5.6 and $28.9, respectively.

**Share Based Compensation Plans**

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial, Inc., with respect to awards granted in 2013 and 2014. Certain employees also participate in various ING Group share-based compensation plans with respect to awards granted prior to 2013. Upon closing of the IPO, certain awards granted by ING Group that, upon vesting, would have been issuable in the form of American Depository Receipts ("ADRs") of ING Group were converted into performance shares or restricted stock units ("RSUs") under the Omnibus Plans that upon vesting, will be issuable in Voya Financial, Inc. common stock.

The Company was allocated compensation expense from ING Group and Voya Financial, Inc. of $25.1, $17.0 and $11.0 for the years ended December 31, 2014, 2013 and 2012, respectively.

The Company recognized tax benefits of $8.6, $6.0 and $3.9 in 2014, 2013 and 2012, respectively. Excess tax benefits are recognized in Additional paid-in capital and are accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital are not recognized until the benefits result in a reduction in taxes payable. The Company uses tax law ordering when determining when excess tax benefits have been realized.

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2008. A favorable determination letter was received dated January 5, 2011.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial, Inc. Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The Voya Financial, Inc. Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2014, 2013 and 2012, were $12.8, $11.3 and $11.9, respectively.

## 12.    Financing Agreements

*Windsor Property Loan*

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned VRIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.0%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, VRIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if VRIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to VRIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if VRIAC and its Voya affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. VRIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, Voya Services Company. In November 2012, VRIAC provided a letter of credit to the DECD in the amount of $10.6 as security for its repayment obligations with respect to the loan.

At December 31, 2014 and 2013, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

## 13.    Commitments and Contingencies

*Leases*

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2014, 2013 and 2012, rent expense for leases was $3.8, $4.0 and $4.9, respectively.

*Commitments*

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2014 and 2013, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $334.0 and $466.8, respectively.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Restricted Assets*

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

|  | December 31, | |
|  | **2014** | **2013** |
|---|---|---|
| Other fixed maturities-state deposits | $ 13.5 | $ 13.1 |
| Securities pledged[1] | 235.3 | 140.1 |
| Total restricted assets | $ 248.8 | $ 153.2 |

[1] Includes the fair value of loaned securities of $174.9 and $97.6 as of December 31, 2014 and 2013, respectively, which is included in Securities pledged on the Consolidated Balance Sheets. In addition, as of December 31, 2014 and 2013, the Company delivered securities as collateral of $60.4 and $42.5, respectively, which was included in Securities pledged on the Consolidated Balance Sheets.

*Litigation and Regulatory Matters*

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. This paragraph contains an estimate of reasonably possible losses above any amounts accrued. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts. For matters for which a reasonably possible (but not probable) range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of December 31,

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

2014, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters, as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation against the Company includes a case styled Healthcare Strategies, Inc., Plan Administrator of the Healthcare Strategies Inc. 401(k) Plan v. ING Life Insurance and Annuity Company (U.S.D.C. D. CT, filed February 22, 2011), in which two sponsors of 401(k) Plans governed by the Employee Retirement Income Act ("ERISA") claim that VRIAC has entered into revenue sharing agreements with mutual funds and others in violation of the prohibited transaction rules of ERISA. Among other things, the plaintiffs seek disgorgement of all revenue sharing payments and profits earned in connection with such payments, an injunction barring the practice of revenue sharing and attorney fees. On September 26, 2012, the district court certified the case as a class action in which the named plaintiffs represent approximately 15,000 similarly situated plan sponsors. On April 11, 2014, the parties submitted to the court a motion for preliminary approval of a class-wide settlement agreement under which VRIAC, without admitting liability, would make a payment to the class of approximately $15.0 and adopt certain changes in its disclosure practices. Final court approval which was required for the settlement to become effective, was received on September 25, 2014.

## 14. Related Party Transactions

*Operating Agreements*

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM") (formerly ING Investment Management LLC), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2014, 2013 and 2012, expenses were incurred in the amounts of $30.3, $27.7 and $27.0, respectively.
- Services agreement with Voya Services Company for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2014, 2013 and 2012, expenses were incurred in the amounts of $197.7, $187.1 and $183.5, respectively.
- Services agreement between VRIAC and its U.S. insurance company affiliates for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2014, 2013 and 2012, net expenses related to the agreement were incurred in the amount of $26.9, $22.6 and $30.8, respectively.
- Service agreement with Voya Institutional Plan Services, LLC ("VIPS") (formerly ING Institutional Plan Services, LLC) effective November 30, 2008 pursuant to which VIPS provides record-keeper services to certain benefit plan clients of VRIAC. For the years ended December 31, 2014, 2013 and 2012, VRIAC's net earnings related to the agreement were in the amount of $8.1, $8.2 and $7.1, respectively.
- Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2014, 2013 and 2012, revenue under the VIM intercompany agreement was $31.9, $30.5 and $26.2, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with Voya Insurance and Annuity Company ("VIAC") (formerly ING USA Annuity and Life Insurance Company ("ING USA")) and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as VRIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2014, 2013 and 2012, commissions were collected in the amount of $244.9, $242.1 and $225.5, respectively. Such commissions are, in turn, paid to broker-dealers.

- Intercompany agreements with each of VIAC, VRIAC, VIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contracting Party. For the years ended December 31, 2014, 2013 and 2012, expenses were incurred under these intercompany agreements in the aggregate amount of $231.5, $230.5 and $212.3, respectively.

- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2014, 2013 and 2012, expenses were incurred under this service agreement in the amount of $3.3, $3.4 and $3.2, respectively.

- Administrative and advisory services agreements with Voya Investments, LLC (formerly ING Investments, LLC) and VIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of Voya Investors Trust (formerly ING Investors Trust). For the years ended December 31, 2014, 2013 and 2012, expenses were incurred in the amounts of $45.5, $34.0 and $27.0, respectively.

### *Reinsurance Agreements*

The Company has entered into the following agreements that were accounted for under the deposit method with two of its affiliates. As of December 31, 2014 and 2013, the Company had deposit assets of $93.9 and $39.7, respectively, and deposit liabilities of $201.1 and $83.5, respectively related to these agreements. Deposit assets and liabilities are included in Other assets and Other liabilities, respectively, on the Consolidated Balance Sheets.

Effective January 1, 2014, VRIAC entered into a coinsurance agreement with Langhorne I, LLC, a newly formed affiliated captive reinsurance company to manage reserve and capital requirements in connection with a portion of our Stabilizer and Managed Custody Guarantee business.

Effective, December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company will reinsure to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on the certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York will be 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York will be 100%.

### *Investment Advisory and Other Fees*

Effective January 1, 2007, VRIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. VRIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay VRIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $210.4, $152.4 and $135.0 (excludes fees paid to Voya Investment Management Co. LLC (formerly ING Investment Management Co. LLC)) in 2014, 2013 and 2012, respectively.

DSL has been retained by Voya Investors Trust, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to Voya Investors Trust. Under the management agreement, DSL provides or arranges for the

**Voya Retirement Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Voya Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

provision of all services necessary for the ordinary operations of Voya Investors Trust. DSL earns a monthly fee based on a percentage of average daily net assets of Voya Investors Trust. DSL has entered into an administrative services subcontract with Voya Funds Services, LLC (formerly ING Funds Services, LLC), an affiliate, pursuant to which Voya Funds Services, LLC, provides certain management, administrative and other services to Voya Investors Trust and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of Voya Partners, Inc. (formerly ING Partners, Inc.), an affiliate. DSL and Voya Partners, Inc. have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for Voya Partners, Inc. Voya Partners, Inc. pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2014, 2013 and 2012, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $414.3, $418.2 and $370.6, respectively. At December 31, 2014 and 2013, DSL had $33.0 and $36.5, respectively, receivable from Voya Investors Trust under the management agreement.

### *Financing Agreements*

#### *Reciprocal Loan Agreement*

The Company maintains a reciprocal loan agreement with Voya Financial, Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2016, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. For the year ended December 31, 2014, interest on any borrowing by either the Company or Voya Financial, Inc. was charged at a rate based on the prevailing market rate for similar third-party borrowings or securities. During the years ended December 31, 2013 and 2012, interest on any Company borrowing was charged at the rate of Voya Financial, Inc.'s cost of funds for the interest period, plus 0.15%. During the years ended December 31, 2013 and 2012, interest on any Voya Financial, Inc. borrowing was charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company incurred immaterial interest expense for the year ended December 31, 2014. The Company did not incur any interest expense for the years ended December 31, 2013 and 2012. The Company earned interest income of $0.4, $0.0 and $0.5 for the years ended December 31, 2014, 2013 and 2012, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2014 and 2013, the Company did not have any outstanding receivable/payable with Voya Financial, Inc. under the reciprocal loan agreement.

During the second quarter of 2012, Voya Financial, Inc. repaid the then outstanding receivable due under the reciprocal loan agreement from the proceeds of its $5.0 billion Senior Unsecured Credit Facility which was entered into on April 20, 2012. The Company and Voya Financial, Inc. continue to maintain the reciprocal loan agreement, and future borrowings by either party will be subject to the reciprocal loan terms summarized above.

#### *Note with Affiliate*

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for the years ended December 31, 2014, 2013 and 2012.

**VARIABLE ANNUITY ACCOUNT C**
**PART C - OTHER INFORMATION**

Item 24.  Financial Statements and Exhibits
  (a)   Financial Statements:
     (1)     Included in Part A:
           Condensed Financial Information
     (2)     Included in Part B:
           Financial Statements of Variable Annuity Account C:
- Report of Independent Registered Public Accounting Firm
- Statements of Assets and Liabilities as of December 31, 2014
- Statements of Operations for the year ended December 31, 2014
- Statements of Changes in Net Assets for the years ended December 31, 2014 and 2013
- Notes to Financial Statements

Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company:
- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2014 and 2013
- Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012
- Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012
- Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2014, 2013 and 2012
- Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012
- Notes to Consolidated Financial Statements

  (b)   Exhibits
     (1)     Resolution establishing Variable Annuity Account C • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 22, 1996.
     (2)     Not applicable
     (3.1)     Standard Form of Broker-Dealer Agreement • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.
     (3.2)     Underwriting Agreement dated November 17, 2006 between ING Life Insurance and Annuity Company and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 (File No. 033-75996), as filed on December 20, 2006.

| (3.3) | Intercompany Agreement dated December 22, 2010 (effective January1, 2010) between Directed Services LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011. |
|---|---|
| (3.4) | Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among Directed Services LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 9, 2014. |
| (3.5) | Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated as of December 22, 2010, as amended by and between Directed Services LLC and ING Life Insurance and Annuity Company (now known as Voya Retirement Insurance and Annuity Company) • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 16, 2014. |
| (3.7) | Intercompany Agreement dated December 22, 2010 (effective January1, 2010) between ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011. |
| (3.8) | Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 9, 2014. |
| (3.9) | Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated as of December 22, 2010 by and between ING Investment Management LLC (now known as Voya Investment Management LLC) and ING Life Insurance and Annuity Company (now known as Voya Retirement Insurance and Annuity Company) • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 16, 2014. |
| (4) | Group Combination Deferred Annuity Contract (Nonparticipating) G-CDA(FL)-11 and endorsements: Loan Account Endorsement E-MMLOAN(FL)-10; Loan Account and Loan Interest Rate Endorsement E-LIF-10(XC)(FL); Death Benefit Endorsement E-MMGDBP(FL)-10 and Maintenance Fee Endorsement E-MM2MF-14 |
| (5) | Variable Annuity Contract Application (155634 (07/10)) • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011. |

| (6.1) | Restated Certificate of Incorporation (amended and restated as of October 1, 2007) of ING Life Insurance and Annuity Company • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008. |
|---|---|
| (6.2) | Amended and Restated By-Laws of ING Life Insurance and Annuity Company, effective October 1, 2007 • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008. |
| (7) | Not applicable |
| (8.1) | (Retail) Selling and Services Agreement and Fund Participation Agreement made and entered into as of December 1, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC and Aberdeen Fund Distributors, LLC • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
| (8.2) | (Retail) First Amendment dated as of May 17, 2011 to the Selling and Services Agreement and Fund Participation Agreement dated December 1, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC and Aberdeen Fund Distributors LLC • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
| (8.3) | (Retail) Second Amendment dated as of March 1, 2012 to the Selling and Services Agreement and Fund Participation Agreement dated December 1, 2009, as amended by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC and Aberdeen Fund Distributors LLC • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
| (8.4) | (Retail) Third Amendment dated as of May, 17, 2012 to the Selling and Services Agreement and Fund Participation Agreement dated December 1, 2009, as amended by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services LLC, ING Financial Advisers, LLC and Aberdeen Fund Distributors LLC • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |

| (8.5) | Rule 22c-2 Agreement made and entered into December 1, 2009 between Aberdeen Fund Distributors, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
|---|---|
| (8.6) | (Retail) Selling and Services Agreement and Fund Participation Agreement made and entered into as of March 17, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC and Delaware Service Company, Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
| (8.7) | (Retail) Schedule A-1 (Delaware Investments Fund List) dated April 17, 2009 to the Selling and Services Agreement and Fund Participation Agreement dated March 17, 2009 • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
| (8.8) | (Retail) Schedule A-1 (Delaware Investments Fund List) dated September 30, 2009 to the Selling and Services Agreement and Fund Participation Agreement dated March 17, 2009 • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
| (8.9) | (Retail) Schedule A-1 (Delaware Investments Fund List) dated August 1, 2010 to the Selling and Services Agreement and Fund Participation Agreement dated March 17, 2009 • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
| (8.10) | Rule 22c-2 Agreement made and entered into March 17, 2009 between Delaware Service Company, Inc., ING Life Insurance and Annuity Company and ING National Trust • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
| (8.11) | (Retail) DFA Investment Dimensions Group and Dimensional Investment Group Inc. Administrative Service Agreement dated July 9, 2008 between ING Financial Advisers, LLC, ING Life Insurance and Annuity Company, DFA Investment Dimensions Group Inc. and Dimensional Investment Group Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |

| | |
|---|---|
| (8.12) | (Retail) Amendment No. 1 dated May 20, 2009 to the DFA Investment Dimensions Group and Dimensional Investment Group Inc. Administrative Service Agreement dated July 9, 2008 by and among ING Financial Advisers, LLC, ING Life Insurance and Annuity Company, DFA Investment Dimensions Group Inc. and Dimensional Investment Group Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
| (8.13) | (Retail) Amendment No. 2 dated May 1, 2012 to the DFA Investment Dimensions Group and Dimensional Investment Group Inc. Administrative Service Agreement dated July 9, 2008, as amended on May 20, 2009 by and among ING Financial Advisers, LLC, ING Life Insurance and Annuity Company, DFA Investment Dimensions Group Inc. and Dimensional Investment Group Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
| (8.14) | (Retail) Schedule B (Portfolios) dated April 15, 2009 to the DFA Investment Dimensions Group and Dimensional Investment Group Inc. Administrative Service Agreement dated July 9, 2008 • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
| (8.15) | (Retail) Schedule B (Portfolios) dated April 24, 2009 to the DFA Investment Dimensions Group and Dimensional Investment Group Inc. Administrative Service Agreement dated July 9, 2008 • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
| (8.16) | (Retail) Schedule B (Portfolios) dated August 30, 2012 to the DFA Investment Dimensions Group and Dimensional Investment Group Inc. Administrative Service Agreement dated July 9, 2008 • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
| (8.17) | (Retail) Schedule B (Portfolios) dated January 25, 2013 to the DFA Investment Dimensions Group and Dimensional Investment Group Inc. Administrative Service Agreement dated July 9, 2008 • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
| (8.18) | (Retail) Schedule B (Portfolios) dated March 26, 2015 to the DFA Investment Dimensions Group and Dimensional Investment Group Inc. Administrative Service Agreement dated July 9, 2008 • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |

(8.19)   Rule 22c-2 Agreement dated July 9, 2008 between DFA Investment Dimension Group, Dimensional Investment Group Inc., ING Life Insurance and Annuity Company and ING National Trust • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.20)   Participation Agreement dated April 30, 2003 among ING Life Insurance and Annuity Company, The GCG Trust and Directed Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 54 to Registration Statement on Form N-1A (File No. 033-23512), as filed on August 1, 2003.

(8.21)   Amendment dated October 9, 2006 to the Participation Agreement dated April 30, 2003 among ING Life Insurance and Annuity Company, ING Investors Trust and Directed Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 47 to Registration Statement on Form N-4 (File No. 033-75962), as filed on November 21, 2006.

(8.22)   Participation Agreement dated as of November 28, 2001 among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company and Aetna Investment Services, LLC • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.

(8.23)   Amendment dated March 5, 2002 between Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002), Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002) and Aetna Investment Services LLC (to be renamed ING Financial Advisers, LLC) to Participation Agreement dated November 28, 2001 and amended on May 1, 2003, November 1, 2004, April 29, 2005, August 31, 2005, December 7, 2005 and April 28, 2006 • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002, and by reference to Post-Effective Amendment No. 28 (File No. 033-75988), as filed on April 10, 2003, and by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-1A (File No. 333-32575), as filed on April 1, 2005, and by reference to Post-Effective Amendment No. 32 (File No. 033-81216), as filed on April 11, 2006, and by reference to Initial Registration (File No. 333-134760), as filed on June 6, 2006.

(8.24)   Shareholder Servicing Agreement (Service Class Shares) dated as of November 27, 2001 between Portfolio Partners, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.

(8.25)  Amendment dated March 5, 2002 between Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002) and Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002) to the Shareholder Servicing Agreement (Service Class Shares) dated November 27, 2001 and amended on May 1, 2003, November 1, 2004, April 29, 2005, December 7, 2005 and April 28, 2006 • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002, and by reference to Post-Effective Amendment No.28 (File No. 033-75988), as filed on April 10, 2003, and by reference to Post-Effective Amendment No. 32 (File No. 033-81216), as filed on April 11, 2006, and by reference to Initial Registration Statement (File No. 333-134760), as filed on June 6, 2006.

(8.26)  Second Amendment effective as of April 1, 2015 to Participation Agreement dated January 30, 1998 as amended by and among Aetna Life Insurance and Annuity Company (now known as Voya Retirement Insurance and Annuity Company), Aetna Series Fund, Inc. (now known as Voya Series Fund, Inc.) and Aeltus Investment Management, Inc. (now known as Voya Investments, LLC) • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 10, 2015.

(8.27)  Fund Participation Agreement dated as of May 1, 1998 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series and Aeltus Investment Management, Inc. • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.

(8.28)    Amendment dated November 9, 1998 to Fund Participation Agreement dated as of May 1, 1998 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series and Aeltus Investment Management, Inc. and amended on December 31, 1999, February 11, 2000, May 1, 2000, February 27, 2001 and June 19, 2001 • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998, and by reference to Post-Effective Amendment No. 19 (File No. 333-01107), as filed on February 16, 2000, and by reference to Post-Effective Amendment No. 20 (File No. 333-01107), as filed on April 4. 2000, and by reference to Post-Effective Amendment No. 24 (File No. 333-01107), as filed on April 13, 2001, and by reference to Post-Effective Amendment No. 32 (File No. 033-75988), as filed on April 13, 2004.

(8.29)    Service Agreement effective as of May 1, 1998 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.

(8.30)    Amendment dated November 4, 1998 and effective as of October 15, 1998 to Service Agreement effective as of May 1, 1998 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series and amended on February 11, 2000, May 1, 2000 and June 26, 2001 • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998, and by reference to Post-Effective Amendment No. 20 (File No. 333-01107), as filed on April 4, 2000, and by reference to Post-Effective Amendment No. 32 (File No. 033-75988), as filed on April 13, 2004.

| (8.31) | Fund Participation Agreement dated as of May 1, 2001 among Pilgrim Variable Products Trust (renamed ING Variable Products Trust), Aetna Life Insurance and Annuity Company (renamed ING Life Insurance and Annuity Company) and ING Pilgrim Securities, Inc. • Incorporated by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4 (File No. 333-01107), as filed on July 13, 2001. |
|---|---|
| (8.32) | Amendment dated August 30, 2002 between ING Life Insurance and Annuity Company, ING Variable Products Trust (formerly known as Pilgrim Variable Products Trust) and ING Funds Distributor to Fund Participation Agreement dated May 1, 2001 • Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 033-75988), as filed on April 10, 2003. |
| (8.33) | Administrative and Shareholder Services Agreement dated April 1, 2001 between ING Funds Services, LLC and ING Life Insurance and Annuity Company (Administrator for ING Variable Products Trust) • Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 033-75988), as filed on April 10, 2003. |
| (8.34) | Rule 22c-2 Agreement dated no later than April 16, 2007 is effective October 16, 2007 between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007. |
| (8.35) | (Retail) Participation Agreement dated as of October 1, 2000 by and among AIM Equity Funds, AIM Distributors, Inc., and Aetna Life Insurance and Annuity Company • Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-105479), as filed on May 22, 2003. |
| (8.36) | (Retail) Amendment No. 1 dated January 1, 2003 to Participation Agreement dated as of October 1, 2000 by and among AIM Equity Funds (renamed Invesco Equity Funds), AIM Distributors, Inc. (renamed Invesco Distributors, Inc.), and ING Life Insurance and Annuity Company (f/k/a Aetna Life Insurance and Annuity Company) and amended on March 31, 2011 and January 1, 2012 • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-105479), as filed on April 21, 2004, and by reference to Post-Effective Amendment No. 59 (File No. 033-75962), as filed on April 3, 2012. |

(8.37)   (Retail) Fourth Amendment dated September 24, 2012 to Participation Agreement dated as of October1, 2000 and amended on January 1, 2003, March 31, 2011 and January 1, 2012 by and among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, ING Financial Advisers, Inc., Invesco Investment Services, Inc. and Invesco Distributors, Inc. ● Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement on Form N-4 (File No. 333-130822), as filed on April 3, 2013.

(8.38)   Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between AIM Investment Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. ● Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.39)   (Retail) Selling, Services and Fund Participation Agreement dated July 30, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC and Ivy Funds Distributor, Inc. ● Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 9, 2014.

(8.40)   (Retail) First Amendment dated as of November 17, 2014 and effective July 31, 2014 to the Selling, Services and Fund Participation Agreement dated July 30, 2009 by and between Voya Retirement Insurance and Annuity Company (formerly ING Life Insurance and Annuity Company), Voya Institutional Plan Services, LLC (formerly ING Institutional Plan Services, LLC), Voya Financial Partners, LLC (formerly ING Financial Advisers, LLC) and Ivy Funds Distributor, Inc. ● Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 10, 2015.

(8.41)     Rule 22c-2 Agreement made and entered into July 15, 2009 between Ivy Funds Distributor, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 9, 2014.

(8.42)     (Retail) Selling and Services Agreement and Fund Participation Agreement dated August 15, 2010 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC, Metropolitan West Asset Management, LLC, Metropolitan West Funds and BNY Mellon Distributors Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.43)     (Retail) First Amendment dated November 25, 2014to the Selling and Services Agreement and Fund Participation Agreement dated August 15, 2010 by and between Voya Retirement Insurance and Annuity Company (formerly ING Life Insurance and Annuity Company), Voya Institutional Plans Services, LLC (formerly ING Institutional Plan Services, LLC), Voya Financial Partners, LLC (formerly ING Financial Advisers, LLC), Metropolitan West Asset Management, LLC, Metropolitan West Funds and Foreside Funds Distributors LLC (formerly BNY Mellon Distributors Inc.) • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 10, 2015.

(8.44)     Rule 22c-2 Agreement made and entered into as of August 15, 2010 between Metropolitan West Funds, BNY Mellon Distributors Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.45)     (Retail) Selling and Services Agreement and Fund Participation Agreement made and entered into as of October 22, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC and Neuberger Berman Management LLC • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.46)     (Retail) First Amendment dated June 19, 2013 to the Selling and Services Agreement and Fund Participation Agreement dated October 22, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC and Neuberger Berman Management LLC • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.47)     Rule 22c-2 Agreement dated April 16, 2007, is effective as of October 16, 2007 between Neuberger Berman Management Inc. and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.48)     (Retail) Fund Participation Agreement October 10, 2000 between Aetna Life Insurance and Annuity Company, T. Rowe Price Investment Services, Inc. and T. Rowe Price Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.49)     (Retail) Amendment dated January 1, 2001 to Fund Participation Agreement dated October 10, 2000 between Aetna Life Insurance and Annuity Company, T. Rowe Price Investment Services, Inc. and T. Rowe Price Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.50)     (Retail) Amendment dated January 1, 2002 to Fund Participation Agreement dated October 10, 2000 Aetna Life Insurance and Annuity Company, T. Rowe Price Investment Services, Inc. and T. Rowe Price Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

(8.51)     (Retail) Amendment dated January 1, 2003 to Fund Participation Agreement dated as of October 10, 2000 by and among ING Life Insurance and Annuity Company (formerly known as Aetna Life Insurance and Annuity Company), T. Rowe Price Investment Services, Inc. and T. Rowe Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015.

| (8.52) | (Retail) Amendment dated March 4, 2003 to Fund Participation Agreement dated October 10, 2000 among ING Life Insurance and Annuity Company (formerly known as Aetna Life Insurance and Annuity Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, T. Rowe Price Investment Services, Inc. and T. Rowe Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
|---|---|
| (8.53) | Rule 22c-2 Agreement dated April 16, 2007, is effective as of October 16, 2007 between T. Rowe Price Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
| (8.54) | (Retail) Selling and Services Agreement and Fund Participation Agreement made and entered into as of August 10, 2010 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC, Touchstone Securities, Inc. and touchstone Advisors, Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
| (8.55) | (Retail) First Amendment dated January 29, 2015 to the Selling and Services Agreement and Fund Participation Agreement dated August 10, 2010 by and between Voya Retirement Insurance and Annuity Company, Voya Institutional Plan Services, LLC, Voya Financial Partners, LLC, Touchstone Securities, Inc. and Touchstone Advisors, Inc. • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
| (8.56) | Rule 22c-2 Agreement dated August 10, 2010 between Touchstone Securities, Inc., ING Life Insurance and Annuity Company, ING National Trust and ING Institutional Plan Services, LLC • Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4 (File No. 333-167680), as filed on May 21, 2015. |
| (9) | Opinion and Consent of Counsel |
| (10) | Consent of Independent Registered Public Accounting Firm |
| (11) | Not applicable |
| (12) | Not applicable |
| (13) | Powers of Attorney (Included on the signature pages for the initial registration statement or, if applicable, attached as an exhibit.) |

## Item 25.   Directors and Officers of the Depositor*

| Name | Principal Business Address | Positions and Offices with Depositor |
|---|---|---|
| Charles P. Nelson | One Orange Way<br>Windsor, CT 06095-4774 | Director and President |
| Alain M. Karaoglan | 230 Park Avenue<br>New York, NY 10169 | Director |
| Rodney O. Martin, Jr. | 230 Park Avenue<br>New York, NY 10169 | Director and Chairman |
| Chetlur S. Ragavan | 230 Park Avenue<br>New York, NY 10169 | Director, Executive Vice President and Chief Risk Officer |
| Michael S. Smith | 1475 Dunwoody Drive<br>West Chester, PA 19380 | Director |
| Ewout L. Steenbergen | 230 Park Avenue<br>New York, NY 10169 | Director and Executive Vice President, Finance |
| Patricia J. Walsh | 230 Park Avenue<br>New York, NY 10169 | Executive Vice President and Chief Legal Officer |
| Justin Smith | One Orange Way<br>Windsor, CT 06095-4774 | Senior Vice President and Deputy General Counsel |
| C. Landon Cobb, Jr. | 5780 Powers Ferry Road, N.W.<br>Atlanta, GA 30327-4390 | Senior Vice President and Chief Accounting Officer |
| Joseph J. Elmy | 5780 Powers Ferry Road, N.W.<br>Atlanta, GA 30327-4390 | Senior Vice President, Tax |
| Ralph R. Ferraro | One Orange Way<br>Windsor, CT 06095-4774 | Senior Vice President |
| Michael J. Gioffre | One Orange Way<br>Windsor, CT 06095-4774 | Senior Vice President, Compliance |
| Howard F. Greene | 230 Park Avenue<br>New York, NY 10169 | Senior Vice President, Compensation |
| Megan A. Huddleston | One Orange Way<br>Windsor, CT 06095-4774 | Senior Vice President and Assistant Secretary |
| Christine L. Hurtsellers | 5780 Powers Ferry Road, N.W.<br>Atlanta, GA 30327-4390 | Senior Vice President |
| Carolyn M. Johnson | One Orange Way<br>Windsor, CT 06095-4774 | Senior Vice President |

| Name | Principal Business Address | Positions and Offices with Depositor |
|------|---------------------------|--------------------------------------|
| Patrick D. Lusk | 1475 Dunwoody Drive<br>West Chester, PA 19380 | Senior Vice President and Appointed Actuary |
| Richard T. Mason | One Orange Way<br>Windsor, CT 06095-4774 | Senior Vice President |
| Gilbert E. Mathis | 5780 Powers Ferry Road, N.W.<br>Atlanta, GA 30327-4390 | Senior Vice President |
| Francis G. O'Neill | One Orange Way<br>Windsor, CT 06095-4774 | Senior Vice President and Chief Financial Officer |
| David S. Pendergrass | 5780 Powers Ferry Road, N.W.<br>Atlanta, GA 30327-4390 | Senior Vice President and Treasurer |
| Jennifer M. Ogren | 20 Washington Avenue South<br>Minneapolis, MN 55401 | Secretary |
| Anne M. Iezzi | One Orange Way<br>Windsor, CT 06095-4774 | Vice President and Chief Compliance Officer |
| Brian J. Baranowski | One Orange Way<br>Windsor, CT 06095-4774 | Vice President, Compliance |
| Kristi L. Cooper | 909 Locust Street<br>Des Moines, IA 50309 | Vice President, Compliance |
| Chad M. Eslinger | 20 Washington Avenue South<br>Minneapolis, MN 55401 | Vice President, Compliance Officer |
| Regina A. Gordon | One Orange Way<br>Windsor, CT 06095-4774 | Vice President, Compliance |
| Spencer T. Shell | 5780 Powers Ferry Road, N.W.<br>Atlanta, GA 30327-4390 | Vice President and Assistant Treasurer |

\* These individuals may also be directors and/or officers of other affiliates of the Company.

<u>Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant</u>

# Voya Financial, Inc.
# HOLDING COMPANY SYSTEM

*09-30-2015*

- Voya Financial, Inc. (*1)<br>Non-Insurer (Delaware) 52-1222820<br>NAIC 4832
  - Voya Services Company<br>Non-Insurer (Delaware) 52-1317217
  - Voya Payroll Management, Inc.<br>Non-Insurer (Delaware) 52-2197204
  - Voya Insurance Management (Bermuda) Limited<br>Non-Insurer (Bermuda) No FEIN Assigned
  - Voya Holdings Inc.<br>Non-Insurer (Connecticut) 02-0488491
    - IB Holdings LLC<br>Non-Insurer (Virginia) 41-1983894
      - The New Providence Insurance Company, Limited<br>Non-Insurer (Cayman Islands) 98-0161114
    - Voya Financial Advisors, Inc.<br>Non-Insurer (Minnesota) 41-0945505
    - Voya Investment Management LLC<br>Non-Insurer (Delaware) 58-2361003
      - Voya Investment Management Co. LLC<br>Non-Insurer (Delaware) 06-0888148
        - Voya Investment Management (Bermuda) Holdings Limited<br>Non-Insurer (Bermuda)
        - Voya Investment Trust Co.<br>Non-Insurer (Connecticut) 06-1440627
        - Voya Investment Management (UK) Limited<br>Non-Insurer (United Kingdom)
      - Voya Investment Management Alternative Assets LLC<br>Non Insurer (Delaware) 13-4038444
        - Voya Alternative Asset Management LLC<br>Non-Insurer (Delaware) 13-3863170
        - Voya Furman Selz Investments III LLC (*2)<br>Non-Insurer (Delaware) 13-4127836
        - Voya Realty Group LLC<br>Non-Insurer (Delaware) 13-4003969
        - Voya Pomona Holdings LLC<br>Non-Insurer (Delaware) 13-4152011
          - Pomona G. P. Holdings LLC (*3)<br>Non-Insurer (Delaware) 13-4150600
          - Pomona Management LLC<br>Non-Insurer (Delaware) 13-4149700
        - Voya Alternative Asset Management Ireland Limited<br>Non-Insurer (Ireland)
      - Voya Capital, LLC<br>Non-Insurer (Delaware) 86-1020892
        - Voya Funds Services, LLC<br>Non-Insurer (Delaware) 86-1020893
          - Voya Investments Distributor, LLC<br>Non-Insurer (Delaware) 03-0485744
          - Voya Investments, LLC<br>Non-Insurer (Arizona) 03-0402099
      - First Lien Loan Program LLC (*4)<br>Non-Insurer (Delaware) 30-0841155

09/30/15

Page 1

Voya Retirement Insurance and Annuity Company
Insurer (Connecticut) 71-0294708 NAIC 86509

Directed Services LLC
Non-Insurer (Delaware) 14-1984144

Voya Financial Partners, LLC
Non-Insurer (Delaware) 06-1375177

Voya Institutional Trust Company
Non-Insurer (Connecticut) 46-5416028

Voya Insurance and Annuity Company
Insurer (Iowa) 41-0991508 NAIC 80942

ReliaStar Life Insurance Company
Insurer (Minnesota) 41-0451140 NAIC 67105

ReliaStar Life Insurance Company of New York
Insurer (New York) 53-0242530 NAIC 61360

Roaring River, LLC
Insurer (Missouri) 26-3355951 NAIC 13583

Roaring River II, LLC
Insurer (Missouri) 27-2278894 NAIC 14007

Voya Institutional Plan Services, LLC
Non-Insurer (Delaware) 04-3516284)

Voya Retirement Advisors, LLC
Non-Insurer (New Jersey) 22-1862786

Australia Retirement Services Holding, LLC
Non-Insurer (Delaware) 26-0037599

ILICA Inc.
Non-Insurer (Connecticut) 06-1067464

Voya International Nominee Holdings, Inc.
Non-Insurer (Connecticut) 06-0952776

AII 1, LLC
Non-Insurer (Connecticut) No Tax ID

AII 2, LLC
Non-Insurer (Connecticut) No Tax ID

AII 3, LLC
Non-Insurer (Connecticut) No Tax ID

AII 4, LLC
Non-Insurer (Connecticut) No Tax ID

Voya Insurance Solutions, Inc.
Non-Insurer (Connecticut) 06-1465377

Langhorne I, LLC
Non-Insurer (Missouri) 46-1051195 NAIC: 15365

Security Life Assignment Corp.
Non-Insurer (Colorado) 84-1437826

Security Life of Denver Insurance Company
Insurer (Colorado) 84-0499703 NAIC 68713

Voya America Equities, Inc.
Non-Insurer (Colorado) 84-1251388

Midwestern United Life Insurance Company
Insurer (Indiana) 35-0838945 NAIC 66109

Roaring River IV Holding, LLC
Non-Insurer (Delaware) 46-3607309

Roaring River IV, LLC
Insurer (Missouri) 80-0955075 NAIC 15364

Roaring River III Holding, LLC
Non-Insurer (Delaware) 45-4771241

Roaring River III, LLC
Insurer (Missouri) 80-0795318 NAIC 14416

Security Life of Denver International Limited
Insurer (Arizona) 98-0138339 NAIC 15321

Voya Custom Investments LLC
Non-Insurer (Delaware) 98-0138339

| SLDI Georgia Holdings, Inc. Non-Insurer (Georgia) 27-1108872 | | |
|---|---|---|
| | Voya II Custom Investments LLC Non-Insurer (Delaware) 27-1108872 | |
| | | Rancho Mountain Properties, Inc. Non-Insurer (Delaware) 27-2987157 |

| IIPS of Florida, LLC Non-Insurer (Florida) |
|---|
| Voya Financial Products Company, Inc. Non-Insurer (Delaware) 26-1956344 |

09/30/15

Page 4

[*1] On March 9, 2015, pursuant to the completion of a registered public offering, and a share buyback with Voya Financial, Inc. (collectively, the "March 2015 Transactions"), ING Groep N.V.("ING Group") sold off all of the shares of Voya Financial, Inc. common stock that it owned. ING Group continues to own warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments. Upon completion of the March 2015 Transactions, ING Group is no longer an affiliate of, or the ultimate controlling person of, the Voya Financial, Inc. holding company system.

[*2] Voya Furman Selz Investments III LLC owned 95.81% by Voya Investment Management Alternative Assets LLC and 4.19% by Third Party Shareholder.

[*3] Pomona G. P. Holdings LLC owned 50% by Voya Pomona Holdings LLC and 50% by Third Party Shareholder.

[*4] First Lien Loan Program LLC controlled 50% by Voya Investment Management LLC and 50% by Third Party Stakeholder (Voya equity ownership of FLLP LLC is less than 15%).

## Item 27.   Number of Contract Owners

As of October 31, 2015, there were 635,867 individuals holding interests in qualified variable annuity contracts and 0 individuals holding interests in non-qualified variable annuity contracts funded through Variable Annuity Account C of Voya Retirement Insurance and Annuity Company.

## Item 28.   Indemnification

Section 33-779 of the Connecticut General Statutes ("CGS") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the CGS.  Reference is hereby made to Section 33-771(e) of the CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774.  Under Section 33-775, the determination of and the authorization for indemnification are made (a) by two or more disinterested directors, as defined in Section 33-770(2); (b) by special legal counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify.  Also, Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation. Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Connecticut, Voya Financial, Inc. maintains Professional Liability and Fidelity bond, Employment Practices liability and Network Security insurance policies issued by an international insurer. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. The policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: Errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a. "Cyber/IT").

Section 20 of the Voya Financial Partners, LLC Limited Liability Company Agreement executed as of November 28, 2000 provides that Voya Financial Partners, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of Voya Financial Partners, LLC, as long as he acted in good faith on behalf of Voya Financial Partners, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

Item 29.   Principal Underwriter

(a)   In addition to serving as the principal underwriter for the Registrant, Voya Financial Partners, LLC acts as the principal underwriter for Variable Life Account B of Voya Retirement Insurance and Annuity Company (VRIAC), Variable Annuity Account C of VRIAC, Variable Annuity Account I of VRIAC and Variable Annuity Account G of VRIAC (separate accounts of VRIAC registered as unit investment trusts under the 1940 Act). Voya Financial Partners, LLC is also the principal underwriter for (i) Separate Account N of ReliaStar Life Insurance Company (RLIC) (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (ii) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iii) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iv) Northstar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (v) ReliaStar Life Insurance Company of New York Variable Annuity

Funds A, B and C (a management investment company registered under the 1940 Act), (vi) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H and I (a management investment company registered under the 1940 Act), (vii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P and Q (a management investment company registered under the1940 Act), and (viii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M and P (a management investment company registered under the1940 Act).

(b)   The following are the directors and officers of the Principal Underwriter:

| Name | Principal Business Address | Positions and Offices with Underwriter |
|---|---|---|
| James L. Nichols, IV | One Orange Way<br>Windsor, CT 06095-4774 | Director and President |
| Thomas W. Halloran | 30 Braintree Hill Office Park<br>Floors 2-4<br>Braintree, MA 02184 | Director |
| Richard H. Linton, Jr. | One Orange Way<br>Windsor, CT 06095-4774 | Director |
| Regina A. Gordon | One Orange Way<br>Windsor, CT 06095-4774 | Chief Compliance Officer |
| Kristin H. Hultgren | One Orange Way<br>Windsor, CT 06095-4774 | Chief Financial Officer |
| Brian M. Wilson | One Orange Way<br>Windsor, CT 06095-4774 | Assistant Chief Financial Officer |
| Joseph J. Elmy | 5780 Powers Ferry Road, N.W.<br>Atlanta, GA 30327-4390 | Senior Vice President, Tax |
| Megan A. Huddleston | One Orange Way<br>Windsor, CT 06095-4774 | Senior Vice President and Secretary |
| David S. Pendergrass | 5780 Powers Ferry Road, N.W.<br>Atlanta, GA 30327-4390 | Senior Vice President and Treasurer |
| M. Bishop Bastien | 1474 Stone Point Drive, Suite 129<br>Roseville, CA 95661 | Vice President |
| Dianne C. Bogoian | One Orange Way<br>Windsor, CT 06095-4774 | Vice President |
| William P. Elmslie | One Orange Way<br>Windsor, CT 06095-4774 | Vice President |
| Molly A. Garrett | One Orange Way<br>Windsor, CT 06095-4774 | Vice President |
| Lisa S. Gilarde | One Orange Way<br>Windsor, CT 06095-4774 | Vice President |

| Name | Principal Business Address | Positions and Offices with Underwriter |
|---|---|---|
| Bernard P. Heffernon | 10740 Nall Avenue, Suite 120 Overland Park, KS 66211 | Vice President |
| Mark E. Jackowitz | 22 Century Hill Drive, Suite 101 Latham, NY 12110 | Vice President |
| Carol B. Keen | One Orange Way Windsor, CT 06095-4774 | Vice President |
| David A. Kelsey | One Orange Way Windsor, CT 06095-4774 | Vice President |
| George D. Lessner, Jr. | 15455 North Dallas Parkway Suite 1250 Addison, TX 75001 | Vice President |
| David J. Linney | 2900 North Loop West, Suite 180 Houston, TX 77092 | Vice President |
| Richard T. Mason | One Orange Way Windsor, CT 06095-4774 | Vice President |
| Michael J. Pise | One Orange Way Windsor, CT 06095-4774 | Vice President |
| Michelle I. Sheiowitz | 22 Autumn Drive Scotch Plains, NJ 07076 | Vice President |
| Spencer T. Shell | 5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390 | Vice President and Assistant Treasurer |
| Frank W. Snodgrass | 9020 Overlook Blvd. Brentwood, TN 37027 | Vice President |
| Angelia M. Lattery | 20 Washington Avenue South Minneapolis, MN 55401 | Assistant Secretary |
| Melissa A. O'Donnell | 20 Washington Avenue South Minneapolis, MN 55401 | Assistant Secretary |
| Jennifer M. Ogren | 20 Washington Avenue South Minneapolis, MN 55401 | Assistant Secretary |
| Tina M. Schultz | 20 Washington Avenue South Minneapolis, MN 55401 | Assistant Secretary |
| James D. Ensley | 5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390 | Tax Officer |
| Terry L. Owens | 5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390 | Tax Officer |

(c)    Compensation to Principal Underwriter during last fiscal year:

| (1) | (2) | (3) | (4) | (5) |
|---|---|---|---|---|
| Name of Principal Underwriter | Net Underwriting Discounts and Commissions | Compensation on Redemption or Annuitization | Brokerage Commissions | Compensation* |
| Voya Financial Partners, LLC | $0 | $0 | $0 | $50,785,659.69 |

\*      Reflects compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of Voya Retirement Insurance and Annuity Company during 2014.

Item 30.   Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by Voya Retirement Insurance and Annuity Company at One Orange Way, Windsor, Connecticut 06095-4774 and at Voya Services Company at 5780 Powers Ferry Road, NW, Atlanta, Georgia 30327-4390.

Item 31.   Management Services

Not applicable

Item 32.   Undertakings

Registrant hereby undertakes:

(a)    to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

(b)    to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

(c)    to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents that with respect to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended, that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), it is relying on and complies with the terms of the SEC Staff's No-Action Letter dated August 30, 2012, with respect to participant acknowledgement of and language concerning withdrawal restrictions applicable to such plans. See ING Life Insurance and Annuity Company; S.E.C. No-Action Letter, 2012 WL 3862169, August 30, 2012.

Except in relation to 403(b) plans subject to ERISA, the Company hereby represents that it is relying on and complies with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 28, 1988, with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended. See American Council of Life Insurance; S.E.C. No-Action Letter, 1988 WL 1235221, November 28, 1988.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Voya Retirement Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Variable Annuity Account C of Voya Retirement Insurance and Annuity Company, has duly caused this Pre-Effective Amendment No. 1 to its Registration Statement on Form N-4 (File No. 333-207045) to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 4th day of December, 2015.

> VARIABLE ANNUITY ACCOUNT C OF
> VOYA RETIREMENT INSURANCE AND
> ANNUITY COMPANY
>     *(Registrant)*
>
> By:   VOYA RETIREMENT INSURANCE AND
>        ANNUITY COMPANY
>        *(Depositor)*
>
> By:   <u>Charles P. Nelson*</u>
>        Charles P. Nelson
>        President
>        (principal executive officer)

As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

| Signature | Title | | Date |
|---|---|---|---|
| <u>Charles P. Nelson*</u><br>Charles P. Nelson | Director and President<br>(principal executive officer) | )<br>)<br>) | |
| <u>Francis G. O'Neill*</u><br>Francis G. O'Neill | Senior Vice President and Chief Financial Officer<br>(principal financial officer) | )<br>)<br>) | |
| <u>/s/C. Landon Cobb, Jr.</u><br>C. Landon Cobb, Jr. | Senior Vice President and Chief Accounting Officer<br>(principal accounting officer) | )<br>)<br>) | |
| <u>Alain M. Karaoglan*</u><br>Alain M. Karaoglan | Director | )<br>)<br>) | |
| <u>Rodney O. Martin*</u><br>Rodney O. Martin | Director | )<br>)<br>) | December<br>4, 2015 |
| <u>Chetlur S. Ragavan*</u><br>Chetlur S. Ragavan | Director | )<br>)<br>) | |

| Michael S. Smith* | Director | ) |
| Michael S. Smith | | ) |
| | | ) |
| Ewout L. Steenbergen* | Director | ) |
| Ewout L. Steenbergen | | ) |

By:   /s/J. Neil McMurdie
     J. Neil McMurdie
     *Attorney-in-Fact

**VARIABLE ANNUITY ACCOUNT C**
**EXHIBIT INDEX**

Exhibit No.          Exhibit

24(b)(4)          Group Combination Deferred Annuity Contract (Nonparticipating)
                  G-CDA(FL)-11 and endorsements:  Loan Account Endorsement E-
                  MMLOAN(FL)-10; Loan Account and Loan Interest Rate
                  Endorsement E-LIF-10(XC)(FL); Death Benefit Endorsement E-
                  MMGDBP(FL)-10 and Maintenance Fee Endorsement E-MM2MF-
                  14                                                      _____

24(b)(9)          Opinion and Consent of Counsel                          _____

24(b)(10)         Consent of Independent Registered Public Accounting Firm _____

24(b)(13)         Powers of Attorney                                          *

*Included on signature pages for the initial registration statement or, if applicable, attached as an
exhibit.